EXHIBIT 99.1

M3-PN 100166
March 12, 2012

ARCHITECTURE
ENGINEERING
CONSTRUCTION MANAGEMENT

Cordero Project

NI 43-101 Technical Report
Preliminary Economic Assessment
Chihuahua, Mexico

REVISION. 0
Prepared For:

LEVON
RESOURCES LTD.

M3 Engineering & Technology Corporation • 2051 West Sunset Road, Tucson, AZ 85704 • 520.293.1488

Cordero Project NI 43-101 Preliminary Economic Assessment

DATE AND SIGNATURES PAGE

See Appendix A: Technical Report Contributors and Professional Qualifications for certificates of qualified persons. These certificates are considered the date and signature of this report in accordance with Form 43-101F1.

This report is current as of 12 March 2012.

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1	SUMMARY			1
	1.1	LOCATION AND MINERAL RIGHTS		1
	1.2	GEOLOGY AND MINERALIZATION		2
	1.3	EXPLORATION AND DRILLING		4
	1.4	SAMPLE ANALYSES AND DATA VERIFICATION		4
		1.4.1	Sample Analyses	5
		1.4.2	Data Verification	5
	1.5	METALLURGICAL TESTING AND MINERAL PROCESSING		6
	1.6	MINERAL RESOURCE ESTIMATES		9
	1.7	MINERAL RESERVE		11
	1.8	MINING METHODS		11
		1.8.1	Geotechnical Parameters	11
		1.8.2	Dilution Modeling and Factors	11
		1.8.3	Open Pit Mining	11
	1.9	RECOVERY METHODS		12
	1.10	INFRASTRUCTURE		13
	1.11	ENVIRONMENT AND PERMITTING		14
		1.11.1	Environmental Studies	14
		1.11.2	Tailings and Waste Disposal	15
		1.11.3	Permitting	15
		1.11.4	Socioeconomics and Community	15
	1.12	CAPITAL AND OPERATING COSTS		16
		1.12.1	Operating Cost Estimate	16
		1.12.2	Capital Cost Estimate	19
	1.13	ECONOMIC ANALYSIS		20

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	1.14	CONCLUSIONS AND RECOMMENDATIONS		24
2	INTRODUCTION			26
	2.1	SOURCES OF INFORMATION		26
	2.2	LIST OF QUALIFIED PERSONS		26
	2.3	TERMS OF REFERENCE AND UNITS OF MEASURE		27
		2.3.1	MineralResources................................................................................	27
		2.3.2	MineralReserves..................................................................................	28
		2.3.3	Glossary.................................................................................................	29
		2.3.4	Abbreviations........................................................................................	30
3	RELIANCE ON OTHER EXPERTS			33
4	PROPERTY DESCRIPTION AND LOCATION			34
	4.1	LOCATION ..................................................................................................................		34
	4.2	MINERAL CONCESSION AND AGREEMENTS WITH SURFACE OWNERS		34
		4.2.1	MineralRights	34
		4.2.2	SurfaceExplorationRights	37
	4.3	OTHER CONSIDERATIONS		38
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
	5.1	TOPOGRAPHY CLIMATE, AND PHYSIOGRAPHY		39
	5.2	VEGETATION		39
	5.3	ACCESSIBILITY		39
	5.4	LOCAL RESOURCES AND INFRASTRUCTURE		39
6	HISTORY			41
	6.1	CORO MINERA EXPLORATION ACTIVITIES		41
	6.2	LEVON EARLY EXPLORATION ACTIVITY		42
	6.3	PRODUCTION HISTORY		44
7	GEOLOGICAL SETTING AND MINERALIZATION			45
	7.1	REGIONAL GEOLOGY		45
	7.2	LOCAL GEOLOGY		46
		7.2.1	CorderoBeltGeology	46
		7.2.2	PorfidoNorteBeltGeology	51
	7.3	MINERALOGY OFTHEDEPOSITS		51
		7.3.1	CorderoBeltMineralization	52
		7.3.2	CorderoBeltAlteration	56

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	7.4	ORE TYPES FOR PROCESS METALLURGY		56
8	DEPOSIT TYPES			58
9	EXPLORATION			59
	9.1	GEOPHYSICAL EXPLORATION		60
	9.2	ACTIVE TARGETS FOR EXPANSION OF RESOURCES		61
		9.2.1	Expansion of Resources in Contiguous Areas	61
		9.2.2	Outlying Mine Scale Open Pit Targets	62
10	DRILLING			64
	10.1	CORE HANDLING PROCEDURES		66
	10.2	DRILL HOLE DATABASE		66
11	SAMPLE PREPARATION, ANALYSES AND SECURITY			67
12	DATA VERIFICATION			69
13	MINERAL PROCESSING AND METALLURGICAL TESTING			76
	13.1	MINERALOGICAL EXAMINATION		77
	13.2	COMMINUTION STUDY		78
		13.2.1	Ball Mill Bond Work Index	78
		13.2.2	Abrasion Index	78
		13.2.3	Selective Rougher Flotation	79
	13.3	GRIND SERIES EVALUATION		82
	13.4	CADMIUM AND ANTIMONY LEVELS IN ROUGHER CONCENTRATES		84
	13.5	TOTAL CARBON ANALYSIS		86
	13.6	METALLURGICAL CONCLUSIONS		86
	13.7	METALLURGICAL RECOMMENDATIONS		87
14	MINERAL RESOURCE ESTIMATES			88
	14.1	DRILLING DATA		88
	14.2	DISTRIBUTION OF MINERALIZATION, VARIOGRAMS AND GEOLOGY		93
	14.3	RESOURCE BLOCK MODEL		100
	14.4	RESOURCE CLASSIFICATION		104
	14.5	MINERAL RESOURCE TABULATION		106
15	MINERAL RESERVE ESTIMATES			110
16	MINING METHODS			111
	16.1	GEOTECHNICAL PARAMETERS		111
	16.2	DILUTION MODELING AND FACTORS		111

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	16.3	OPEN PIT MINING		111
	16.4	MINING SCHEDULE		120
	16.5	WASTE DUMPS		122
	16.6	MINING EQUIPMENT		124
	16.7	MINE LABOR		125
17	RECOVERY METHODS
	17.1	PROCESS DESCRIPTION		127
	17.2	ENERGY, WATER AND PROCESS MATERIALS		129
18	PROJECT INFRASTRUCTURE			130
	18.1	POWER SUPPLY
	18.2	ROADS 130		130
	18.3	WATER SUPPLY
19	MARKET STUDIES AND CONTRACTS
20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT
	20.1	ENVIRONMENTAL STUDIESANDPOTENTIALIMPACTS
		20.1.1	Climatology	132
		20.1.2	Soils	139
	20.2	BIOLOGICAL ENVIRONMENT
		20.2.1	Vegetation	145
		20.2.2	Fauna	152
	20.3	PROJECT LOCATION WITH REGARDS TO PRIORITY INTEREST ARE AS ACCORDING TO GOVERNMENT DEPENDENCES
		20.3.1	Protected Natural Areas	157
		20.3.2	Priority Hydrological Regions	158
		20.3.3	Priority Terrestrial Areas	159
		20.3.4	Areas of Importance for Avian Conservation (AICA)	160
	20.4	CONCLUSIONS		160
	20.5	PERMITTING		160
		20.5.1	Estimated Permit Listfor Cordero Project	161
	20.6	SOCIO ECONOMIC ENVIRONMENT		172
21	CAPITAL AND OPERATING COSTS			174
	21.1	OPERATING COSTESTIMATE		174
		21.1.1	Mine Operating Cost	174

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		21.1.2	General Administration	175
		21.1.3	Process Plant.......................................................................................	175
	21.2	CAPITAL COST ESTIMATE		177
		21.2.1	Mine CapitalCost...............................................................................	177
		21.2.2	Plant CapitalCosts.............................................................................	178
22	ECONOMIC ANALYSIS			179
	22.1	PRODUCTION STATISTICS		179
	22.2	SMELTER RETURN FACTORS		180
	22.3	CAPITAL EXPENDITURES		181
		22.3.1	Initial Capital......................................................................................	181
		22.3.2	Sustaining Capital..............................................................................	181
		22.3.3	Salvage Value......................................................................................	181
	22.4	REVENUES	................................................................................................................	181
	22.5	OPERATING COST		182
	22.6	ROYALTIES RECLAMATION, AND CLOSURE		182
	22.7	DEPRECIATION		182
	22.8	INCOME TAXES		182
	22.9	PROJECT F INANCING AND ECONOMIC ANALYSIS		182
	22.10	NET INCOME		183
	22.11	ECONOMIC INDICATORS		183
	22.12	SENSITIVITY ANALYSIS		183
23	ADJACENT PROPERTIES			188
24	OTHER RELEVANT DATA AND INFORMATION			189
25	INTERPRETATION AND CONCLUSIONS			190
	25.1	CONCLUSIONS		190
	25.2	RISKS		191
	25.3	OPPORTUNITIES		191
26	RECOMMENDATIONS			192
27	REFERENCES			195
APPENDIX A: TECHNICAL REPORT CONTRIBUTORS AND PROFESSIONAL QUALIFICATIONS				196
APPENDIX B: DATABASE OF BOREHOLE INFORMATION				197
APPENDIX C: BOREHOLE ASSAY INTERVALS ANNOUNCED BY LEVON				198

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APPENDIX D: REVIEW OF CORDERO BLANK, STANDARD, AND TWIN ASSAYS, MARCH 2011	199
APPENDIX E: GENERAL ARRANGEMENT DRAWINGS, CORDERO PROJECT	200

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Figure 14-8:	Zinc Variogram	100
Figure 14-9:	Block Model North-South at 442,600E Showing Recovered Value Ranges	102
Figure 14-10:	Block Model Plan Map of the 1400 Bench Showing Recovered Value Ranges	103
Figure 14-11:	Resource Classification of Estimated Blocks on 1400 Bench	105
Figure 14-12:	Kriging Variance vs. Number of Drill holes used for Grand Estimate	106
Figure 16-1:	PEA Pit – Phase 1	116
Figure 16-2:	PEA Pit – Phase 2	117
Figure 16-3:	PEA Pit – Phase 3	118
Figure 16-4:	PEA Pit – Phase 4 (PEA Final Pit)	119
Figure 16-5:	Cordero Pits and Waste Dumps	123
Figure 17-1:	Crushing and Grinding	128
Figure 20-1:	Types of Climates in the Cordero Mining Project	133
Figure 20-2:	Weather Stations in the Area	135
Figure 20-3:	Isotherms Distribution in the Cordero Project	138
Figure 20-4:	Isohyets Distribution in the Cordero Project	139
Figure 20-5:	Soil Type Distribution Map	143
Figure 20-6:	Floristic Divisions of Mexico	146
Figure 20-7:	Vegetation Type	151
Figure 20-8:	Protected Natural Areas	157
Figure 20-9:	Priority Hydrological Areas	158
Figure 20-10:	Priority Land Areas	159
Figure 20-11:	Important Bird Conservation Area	160
Figure 26-1:	Phase 4 Drill Targets for Resource Expansion and Outlying Mine-Scale Exploration to March 9, 2012	192
Figure 26-2:	Index Map Exploration Areas	193

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LIST OF TABLES

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Table 14-3:	10-meter Bench Composite Grade Statistics	89
Table 14-4:	Mean Grades by Rock Type, March 2011	96
Table 14-5:	NSR Inputs	107
Table 14-6:	Cordero Mineral Resource	109
Table 16-1:	NSR Input Summary	113
Table 16-2:	Phase Design Tonnages and Grades (Indicated)	114
Table 16-3:	Phase Design Tonnages and Grades (Inferred)	114
Table 16-4:	Phase Design Tonnages and Grades (Combined)	115
Table 16-5:	Mine Production Schedule	121
Table 16-6:	Mine Production Schedule by Phase	121
Table 16-7:	Mine Equipment	125
Table 20-1:	Weather Station Location	134
Table 20-2:	Percentages in Chemical and Physical Phases	140
Table 20-3:	Distribution of Surface Soil Type	141
Table 20-4:	Species of Fauna (Avian) found in some status on the Norma Oficial Mexicana NOM-059-SEMARNAT-2010.	153
Table 20-5:	Faunistic Species (Reptiles) found under some status of the Norma Oficial Mexicana NOM-059-SEMARNAT-2010.	154
Table 20-6:	Table. Faunistic Species (Amphibians) found under some status in the Norma Oficial Mexicana NOM-059-SEMARNAT-2010.	155
Table 20-7:	Table. Faunistic Species (Mammals) found under some status in the Norma Oficial Mexicana NOM-059-SEMARNAT-2010.	156
Table 20-8:	Exploration	162
Table 20-9:	Terrain Preparation and Construction	169
Table 20-10:	Operation and Benefit	171
Table 21-1:	Mine Operating Cost Per Year (per tonne of material).	174
Table 21-2:	Mine Operating Cost by Unit Operation	174
Table 21-3:	Reagent Costs	175
Table 21-4:	Wear Item Costs	176
Table 21-5:	Cordero Operating Cost Summary	177
Table 21-6:	Mine Capital Cost Summary by Year	177
Table 21-7:	Mine Major Equipment Unit Cost	178
Table 22-1:	Mine Production	179

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Table 22-2:	Metal Recoveries	179
Table 22-3:	Life of Mine Metal Production	179
Table 22-4:	Smelter Return Factors	180
Table 22-5:	Conservative Metals Prices	182
Table 22-6:	Operating Cost	182
Table 22-7:	Economic Indicators	183
Table 22-8:	After-Tax Sensitivity Analysis	183
Table 22-9:	Financial Model	185
Table 26-1:	Itemizes Phase 4 Exploration Budget (US Dollars)	194

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LIST OF APPENDICES

APPENDIX	DESCRIPTION

A	Technical Report Contributors and Professional Qualifications

B	Database of Borehole Information

C	Borehole Assay Intervals Announced by Levon

D	Review of Cordero Blank, Standard, and Twin Assays, March 2011

E	General Arrangement Drawings, Cordero Project

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1                    SUMMARY

This Preliminary Economic Assessment report for the Cordero Project was prepared for Levon Resources, Ltd (Levon) of Vancouver, British Columbia, Canada by M3 Engineering & Technology Corporation (M3) in consultation with Independent Mining Consultants, Inc. (IMC), both of Tucson, Arizona. This report is prepared in support of the mineral resource for the Cordero Project announced by Levon on June 21, 2011.

The term “ore” is used in this report to indicate “mineralized materials that may be economically extractable.” The preliminary nature of this report does not permit the defining of any of this mineralized material as being definitively “economically extractable.”

1.1                 LOCATION AND MINERAL RIGHTS

The Cordero Project is located in the State of Chihuahua in north central Mexico approximately 180 kilometers (km) south of the city of Chihuahua and approximately 35 km northeast of the mining town of Hidalgo del Parral (Figure 1-1).

Figure 1-1: Cordero Project Location

The Cordero Project consists of two land positions covering the Cordero Project claims property and the Perla claims property located 5 km to the south of the Cordero Project (blue outlines on Figure 1-2 and Figure 4-1). The mineral rights have been secured by staking contiguous lode claims (concesionas mineras) that cover approximately 19,884 hectares in Cordero and 435.1 hectares in Perla. Additionally, at the Cordero Project two parcels of in lying lode claims that are under option for purchase agreements, including the Herrara and Jandrina agreements (Figure 4-1). The staked claims and option agreements are owned by Minera Titan, S.A. de C.V. (Minera Titan), a wholly owned Mexico subsidiary company of Levon. A single lode claim,

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Aida, (15.8 hectares) remains under negotiation for consolidation of the entire district minerals rights. This claim is shown in blue (under negotiation) in Figure 4-2.

First Cordero Resource
Land, Geology
Levon Resources, Ltd
Explanation
Tertiary felsic volcanic
intrusive centers
& diatremes
Kl
Cretaceous
Limestone
Porfida Norte Belt
Kl
La Ceniza Porphyry Target
Cordero Porphyry Zone
Sanson Stock
Cordero Felsic Dome
Pozo de Plata Diatreme
Dos Mil Diez Diatreme
Molina de Viento
Diatreme Complex
Cordero Porphyry Belt
5 km grid
N
Perla Felsic Dome
Chevillon 21Jun11

Figure 1-2: Map of Identified Porphyry Belts

Note:Cordero Project land boundaries and the location of the June 21, 2011 defined bulk tonnage resource (red is $6 NSR cut off resource block model (Welhener, 2011).

1.2                 GEOLOGY AND MINERALIZATION

The Cordero Project is situated about 20 km east of the eastern most foothills of the Sierra Madre Occidental Volcanic Province within a western corridor of the Basin and Range Province.

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The local geology is summarized as isolated, slightly eroded, Tertiary volcanoes, associated diatreme breccia complexes, underlying hypabyssal Tertiary igneous stocks, and thin volcanics cut and overlay an open-folded, Cretaceous marine limestone shelf sequence. Mappable north-south trending Basin and Range normal faults occasionally offset bedded volcanics less than 10 meters. Most of the igneous rocks appear not to have been offset or tilted by postvolcanic faults. Quaternary erosion dissected the terrain as much as 100-200 meters in river valleys, but has not completely dissected many of the constructional volcanic ridges and volcanic centers in the region. Some constructional volcanic topography is preserved within and around the Tertiary volcanoes.

The Tertiary intrusive centers and associated volcanoes are mostly focused in two northeast trending belts along synvolcanic northeast trending faults and fractures. Levon exploration to date has centered in the Cordero Porphyry Belt (Cordero Belt) in a southern area of the Cordero claim block. Reconnaissance mapping has also defined the parallel Porfido Norte Belt 10 km to the north. The Perla Felsic Dome Complex appears to be an isolated volcanic edifice 5 km to the south.

Silver, gold, zinc, lead, copper, and molybdenum mineralization are associated with some of the felsic Tertiary stocks and related felsic volcanic domes and diatreme breccia complexes, and their contact zones. Mineralization appears to have occurred at and near the Tertiary volcanic paleosurface.

Based on the reconnaissance mapping and drill hole logging, Levon has reached the current conclusions regarding the geology and mineralization at Cordero.

1.	The mapped and projected igneous intrusive centers and depth of their emplacement vary systematically through the strike length of the Cordero Belt.

•	Igneous intrusive centers are progressively deeper toward the southwest.

•	Stockwork veined, copper-molybdenum mineralized granodiorite porphyry rocks are exposed in outcrop in the northeast end of the Cordero Belt (Sanson Stock).

•	A mineralized caldera, diatreme complex is exposed in outcrop at the end of the Cordero Belt 15 km to the southwest (Molina de Viento Caldera and Diatreme Complex).

2.
Geologic mineralized showings and deposit types and targets are also systematically distributed through the Cordero Belt in the context of the porphyry exploration model that can account for Cordero mineralization, targets and metal zoning patterns.

•	Shallow porphyry targets to the NE.

•	Shallow diatreme targets to the SW with associated porphyry targets at depth.

3.	Metal zoning patterns through the strike of the Cordero Belt and range from:

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•	Molybdenum and copper to the northeast.

•	Silver, gold, zinc, and lead increase to the southwest.

•	Gold is increasing further to the southwest, as reflected in surface prospects, soils data, drill hole and, rock sampling data.

1.3                 EXPLORATION AND DRILLING

Levon began its exploration during February 2009 under a joint venture agreement (JV) with Valley High Ventures, Ltd (VHV). Large scale, early reconnaissance mapping by Levon led to the re-staking of all available lands in August 2009, which doubled the land position to about 20,000 hectares. The staking was guided by geologic mapping, which defined the existence of two large scale belts of porphyry mineralization showings the Porfido Norte Belt and the Cordero Belt (Figure 1-2).

The Cordero mineral resource is based exclusively on Levon core drilling data through hole number C11-160. The core drilling was conducted by HD Drilling, Mazatlan, Mexico on a contract basis using best drilling industry practices. All holes were collared with HQ diameter core and a few holes in the Cordero Porphyry Zone had to be reduced to NQ diameter core in areas of bad ground conditions or to increase the depth penetration of the drills.

The drilling has been conducted in four phases with the fourth phase still active. A fourth phase is planned to continue through the end of 2012. Phase 4 goals include the following:

1)	Complete the delineation drilling of the current resource.
2)	Drill at least two discovery holes in outlying, mine-scale bulk tonnage targets.
3)	Expand the engineering studies on the deposits to better characterize metallurgy and other engineering characteristics of the deposits.

Levon has budgeted to spend US$25 million on the Phase 4 work by the end of 2012 and currently has the funds available. To accomplish these goals, 130,000 meters of core drilling is planned along with the supporting exploration work required for target definition, acquisition of an expanded exploration permit (in progress). The expansion of engineering and mine planning studies (metallurgy; water, power etc.) will continue by M3 and IMC.

Levon exploration will be focused in the Cordero Belt within existing targets as part of the Phase 4 drilling. This will include the outlying mine scale exploration targets and the Cordero Belt. In addition during the Phase 4 drilling, Levon will begin defining and testing targets in the Perla Felsic Dome and Porfido Norte Belt.

1.4                 SAMPLE ANALYSES AND DATA VERIFICATION

The Cordero drill data comes from core drilling. Levon has an established procedure for handling the core, logging it and preparing the samples for shipment to ALS Chemex for sample preparation and assaying presented in Sec. 11.

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1.4.1              Sample Analyses

ALS Chemex picks up the samples when these are ready for transfer and uses a standard procedure for assaying of the samples, as described in Sec. 11.

The Cordero database assays are run by ALS Chemex, an ISO-certified laboratory. The sample preparation and assaying procedure include splitting core samples in preparation for assaying at the Chemex lab in Chihuahua, drying and crushing to 85% minus 10 mesh, riffle-splitting, and pulverizing to 95% minus 150 mesh. Assaying is performed at the Chemex lab in Vancouver, B.C. Gold analyses are performed by 30- gram fire assay with AA (atomic absorption) finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma (ICP) package using a four-acid digestion with over-limit results reanalyzed using ICP-AES (atomic emission spectroscopy).

1.4.2              Data Verification

The Cordero database is maintained by Levon in a set of spreadsheets which are updated as new information is available, either from site or from ALS Chemex. IMC does internal checks on the database as it converts it into the IMC database software. Inconsistencies are flagged and brought to the attention of Levon for correction. The assay certificates are provided to Levon electronically for incorporation into the database. IMC has reviewed the data handling procedures and the quality assurance and quality control (QA/QC) procedures being used by Levon for its Cordero project and finds them to be within currently acceptable standards.

In accordance with its QA/QC protocol Levon inserts standards, blanks and duplicates approximately every 5th sample (20%) during the assaying program. The results of the standard, blank and duplicate assays through March 2011 were reviewed. The duplicate assays, which are run on quarter-core splits, confirm that core-splitting procedures are not biasing the assay results and the standard and blank assays show no significant divergences from recommended or expected values.

Levon ships every twentieth reject sample to Activation Laboratories (ActLabs), also an ISO-certified laboratory, for check assaying. ActLabs prepares and assays fresh pulps from these rejects, so the results act as an independent check on both Chemex's sample preparation and assaying procedures. Sample preparation is performed at ActLabs in Chihuahua and assaying at ActLabs in Vancouver. ActLabs prepares the samples using substantially the same industry-standard procedures as Chemex. Gold analyses assays are fire assays with AA finish, and silver, lead and zinc are analyzed using ICP-OES (inductively coupled plasma-optical emission spectrometry).

ActLabs check assays have been received for the samples used to produce the resource. For the check assays by ActLabs, IMC received the assay certificates directly.

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1.5                 METALLURGICAL TESTING AND MINERAL PROCESSING

Mineralogical examination of selected samples was conducted by Terra Mineralogical Services (TMS). Primary observations and conclusions made by the TMS indicate that galena and sphalerite are the principal economic minerals, ranging in grain size from very coarse to extremely fine-grained. A variety of silver-bearing minerals are commonly intergrown with galena. The main silver carriers identified in these samples consist of galena, a series of silver-antimony sulfosalts, argentite/acanthite, minor freibergite and silver tellurides. Other observations based on the microscope examination are provided in Sec. 13.1.

Metallurgical testing on samples selected by M3 to represent the variety of ore types and host rocks from the deposit were conducted by METCON Research of Tucson, Arizona. The testing was conducted on 12 composite samples from the Cordero resource described in this report. The scope of work for the flotation study included sample preparation, assays on head samples, Ball Mill Bond Work Index, Abrasion Index, grind calibration and rougher flotation to produce lead-silver concentrate, zinc concentrate and pyrite-gold concentrate.

Metallurgical test work carried out on the Cordero samples indicate that the deposit will be amenable to treatment by conventional flotation processing methods. Comminution tests showed that the ore has average hardness and low abrasiveness and variability typical of a large porphyry system. More than 90% of lead, silver and zinc were recovered to lead and zinc concentrates at the rougher stage. Only 40% of gold reported to the lead and zinc concentrates with 43% of the gold reporting to the pyrite concentrate. Concentrate upgrade using open-cycle cleaner flotation should be conducted to confirm whether similar high recoveries would be achievable at production level. Locked-cycle flotation will be carried out in the next stage of testing to define flotation parameters like reagent dosages, retention times and slurry percent solids.

No mineral processing flowsheet work has been prepared although it is envisioned that the processing at Cordero would be by flotation to produce two concentrates: zinc and lead. The metallurgical test work is just beginning and no results have been announced.

The Ball Mill Bond Work Index determination on the head composite samples was conducted using the reference known Work Index technique (in our case 8.37 kwhr/ton ore sample from the Philippines). The Work Index of the unknown ore may be determined if the Work Index required for comminution is assumed to be the same for identical sample weights of the reference and unknown ores ground under identical conditions in a laboratory grinding unit. The results of the comminution indicates that the Cordero project ore samples have medium hardness with Ball Mill Bond Work Index ranging from 9.69 kW-hr/tonne to 15.43 kW-hr/tonne with an average of 13.2 kW-hr/tonne.

The samples were crushed and screened appropriately to generate ¾”x1/2” fractions for each abrasion test. The Abrasion Index, conducted by Phillips Enterprises, LLC (PE), was done on five composite samples from the Cordero Project. The abrasion index test results show that the ore is soft with an average abrasion index of less than 0.10.

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Selective rougher flotation tests were conducted at a grind size of approximately 80% passing 74 microns to produce a lead-silver concentrate, a zinc concentrate and a pyrite-gold concentrate. Each composite sample was ground with Aerofloat 31 collector, zinc sulfate and sodium cyanide as sphalerite and pyrite depressants and soda ash as pH regulator to obtain an 80% passing 74 microns product and floated at pH 9 with MIBC/AF 65 frother to produce a lead/silver concentrate. The lead/silver flotation tail was conditioned with copper sulfate to activate the sphalerite and the pH was raised to 11 with lime to depress pyrite. The slurry was floated to produce a zinc concentrate. The zinc flotation tails was conditioned with potassium amyl xanthate (PAX) and Aerofloat 3477 and floated to produce a pyrite concentrate. The pyrite tails was screened to ascertain the grind size of the tails of each composite.

The results of the selective rougher flotation conducted on composite samples from the Cordero Project indicate that rougher flotation of lead-silver, zinc, and pyrite-gold was successful on most of the composite samples.

•	Lead recovery ranged from 98.47% to 35.53%. Composite 12 showed the highest lead recovery of 98.47%. Composite 7 showed the lowest lead recovery of 35.53%.

•	Silver recovery ranged from 94.95% to 35.05%. Composite 12 showed the highest silver recovery of 94.95%. Composite 7 showed the lowest silver recovery of 35.05%.

•	Zinc recovery ranged from 91.68% to 71.87%. Composite 11 showed the highest zinc recovery of 91.68%. Composite 2 showed the lowest zinc recovery of 71.87%.

•
Gold recovery ranged from 83.23% to 14.51%. Composite 4 showed the highest gold recovery of 83.23%. Composite 3 showed the lowest gold recovery of 14.51%. Lowest gold recovery in the pyrite concentrate was observed on Composites 2, 3, 5 and 9.

The flotation results showed that the average recoveries of 93.56% lead and 84% silver reported into the lead/silver concentrate and an average 80.6% of zinc reported to the zinc concentrate. Gold distributed into all the three concentrates with 43% of gold recovered in the pyrite concentrate, 20% in the lead concentrate and 20.3% in the zinc concentrate. A closer examination of the individual composite results show that gold reported with the pyrite because the gold and iron (pyrite) recoveries were similar in all the samples.

Selective rougher flotation tests were conducted on Composite 3, Composite 4 and Composite 10 at three grind sizes of approximately 80% passing 74 micron, 125 micron and 177 micron to evaluate the impact grind size on metals recoveries. The results show that grind sizes of approximately 80% passing 74 microns provided the highest metal recoveries. The impact on lead and silver recoveries were minimal while the impact on zinc and gold were qualified.

Cadmium and antimony levels of the rougher concentrates were analyzed to ascertain their concentrations were higher than penalty levels. The results showed that cadmium reported into the zinc concentrate while antimony reported into the lead/silver concentrate. None of the samples had greater than 6% cadmium or antimony reporting into the pyrite concentrates. An average of 71.5% of the cadmium and 65.1% of the antimony reported into the zinc and lead concentrates respectively. Composite 6 had 3462 parts per million (ppm) cadmium in the lead concentrate which is above the penalty limit of 2500 ppm (0.25%) and Composite 12 with 17,930 ppm (1.79%) antimony was also above the penalty limit of 5,000 ppm (0.5%).

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Assays of head samples of the twelve composites showed high carbon contents of 2.91%, 4.4%, 4.19, and 3.33% in Composites 1, 7, 8 and 9, respectively. The composites with high carbon contents had higher frother reagent consumptions. Composite 7 had very poor lead and silver recoveries compared to the other three that had normal recoveries. Composite 7 was however different from all the others with 86% of its final tails passing 400 mesh screen opening compared with her with about 50% passing 400 mesh.

The following conclusions can be drawn from the selective rougher flotation tests conducted on composite samples from the Cordero Project.

•	Selective rougher flotation of lead-silver, zinc and pyrite-gold did work on most of the composite samples.

•	Lead recovery ranged from 98.47% to 35.53%. Composite 12 showed the highest lead recovery of 98.47%. Composite 7 showed the lowest lead recovery of 35.53%.

•	Silver recovery ranged from 94.95% to 35.05%. Composite 12 showed the highest silver recovery of 94.95%. Composite 7 showed the lowest silver recovery of 35.05%.

•	Zinc recovery ranged from 91.68% to 71.87%. Composite 11 showed the highest zinc recovery of 91.68%. Composite 2 showed the lowest zinc recovery of 71.87%.

•
Gold recovery ranged from 83.23% to 14.51%. Composite 4 showed the highest gold recovery of 83.23%. Composite 3 showed the lowest gold recovery of 14.51%. Lowest gold recovery in the pyrite concentrate was observed on Composites 2, 3, 5 and 9.

It can be concluded, from the results above, that the Cordero ore is amenable to selective flotation to produce a lead/silver concentrate and a zinc concentrate. The metallurgical tests run on composites #3, #4 and#10 at grind sizes of 74 microns, 125 micron and 177 microns showed that grind size did impact metals recovery a grind size of approximately 74 micron provided the highest metals recovery. The impact of grind size on recovery between 125 micron and 74 microns was minimal especially for lead and silver. The impact on zinc and gold was significant especially for Composite 10. The impact of carbon on recoveries was not clear since only Composite 7 had very low recoveries among the four composites with high carbon content. It was however clear that the composites with high carbon content consumed more reagents especially frother.

Recommendations for additional flotation testing for the Cordero Project includes the following.

•
Pulp density series, pulp pH series, collector series, collector dosage series and cleaner flotation should be conducted on composite samples representing Year 1, Year 2, Year 3, Year 4-6, Year 7-10 Composite Samples.

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•	Locked cycle flotation testing should be conducted on composite samples representing Year 1, Year 2, Year 3, Year 4-6, Year 7-10 Composite Samples.

•
More tests should be conducted to study the effect of carbon on recoveries, reagent consumption and concentrate grades to ascertain if additional unit process to remove carbon ahead of selective flotation is necessary.

•	Grind versus recovery tests should be conducted to confirm whether coarser grinding is feasible.

1.6                 MINERAL RESOURCE ESTIMATES

The Cordero mineral resource estimate developed by IMC for Levon is based on 160 drill holes completed through June 1, 2011. Drilling is ongoing on the property to evaluate extensions to the deposits and add infill drilling. The mineral resource presented here is for the currently defined Pozo de Plata Diatreme (Pozo) and the adjacent Cordero Porphyry Zone to the east and north of Pozo (both within the Cordero Belt).

The mineral resource for Pozo and the porphyry zone is tabulated within an open pit geometry using an ordinary kriged resource block model. The mineral resource contains 521.6 million metric tonnes (Mt) containing 310.9 million troy ounces (Moz) silver, 0.908 Moz gold, 5.3 billion pounds (Blbs) zinc and 2.9 Blbs lead based on a USD $6.00/metric tonne (t) net smelter return (NSR) cutoff.

The mineral resource is based on 64,771 meters of drilling in 160 core holes of which 64,694 meters have been assayed in predominately 2 meters lengths. The assay intervals are composited into 10-meter bench-height lengths for silver, gold, zinc and lead, which are estimated into a block model by ordinary kriging. An NSR value is calculated for each model block based on the metal grades and estimates of process recovery, concentrate terms and the metal prices of $25.00/oz silver, $1.00/lb for both zinc and lead. Gold was not included at this time into the NSR value because the average grade is potentially too low in the zinc or lead concentrates for payment by the smelters. It needs to be noted that there are areas within the deposits which have higher gold grades for which payment could be received. This needs to be evaluated in further detail as the project moves forward. The mineral resource is summarized on Table 1-1 at the $6.00/T NSR cutoff and higher cutoffs to show the distribution of the mineral resource within the deposit.

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Table 1-1: Cordero Mineral Resource

		Pozo de Plata Area (Includes Josefina)						Porphyry Zone					Combined Areas
NSR	Resource	Million					Million					Million
Cutoff, $/t	Class	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %

$6.00	Indicated	293.23	20.04	0.073	0.26	0.44	228.33	16.61	0.030	0.24	0.49	521.56	18.54	0.054	0.25	0.46
	Inferred	32.44	19.54	0.048	0.27	0.56	168.41	22.07	0.033	0.27	0.47	200.85	21.66	0.035	0.27	0.49

$10.00	Indicated	188.89	25.59	0.089	0.33	0.54	126.21	22.13	0.034	0.33	0.64	315.11	24.20	0.067	0.33	0.58
	Inferred	21.91	24.17	0.055	0.35	0.70	168.41	22.07	0.033	0.27	0.47	190.32	22.31	0.036	0.28	0.50

$15.00	Indicated	107.99	32.98	0.112	0.43	0.66	62.73	29.44	0.038	0.45	0.83	170.72	31.68	0.085	0.44	0.72
	Inferred	12.90	30.54	0.060	0.45	0.88	52.59	44.81	0.041	0.52	0.83	65.48	42.00	0.045	0.51	0.84

$20.00	Indicated	65.51	39.75	0.135	0.52	0.76	34.63	36.73	0.042	0.56	1.00	100.14	38.71	0.103	0.53	0.84
	Inferred	6.60	39.66	0.066	0.59	1.12	35.47	56.19	0.043	0.61	0.97	42.06	53.60	0.047	0.61	0.99

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1.7                 MINERAL RESERVE

No mineral reserves have been calculated for the Cordero project at this time.

1.8                 MINING METHODS

Mining of the Cordero deposit will be done by open pit methods utilizing a traditional drill, blast, load and haul sequence to deliver ore to the primary crusher and the waste to waste dumps located to the north and south of the proposed pits. The pit design is based on a 10 meter bench height to match the resource model bench height. The mine plan calls for the delivery of 40,000 tonnes per day (tpd) of ore to the mill and during peak production about 110,000 tpd of total material (ore plus waste) will be mined. The mine equipment fleet requirements are estimated to mine and deliver the ore and waste tonnages to the appropriate locations. From the estimate of the mine fleet, an estimate of capital and operating costs was developed.

The open pit resource tonnages included in this section are a sub-set of the mineral resource presented in Section 14. The mineral resource was originally documented in the technical report prepared by Herb Welhener of Independent Mining Consultants, Inc. (IMC) titled “Cordero Project Mineral Resource Technical Report” dated August 10, 2011. No new mineral resource has been declared subsequently.

1.8.1               Geotechnical Parameters

No geotechnical investigations for pit slope angles have been completed for this PEA. An overall slope angle of 40 degrees was used for the pit definition floating cone runs and an inter-ramp slope angle of 45 degrees was used for the final pit and phase designs.

1.8.2               Dilution Modeling and Factors

The resource model is described in section 14 and grades in the model are estimated by ordinary kriging (OK) applied separately to capped 10m gold, silver, lead and zinc composites using a minimum/maximum of 1/10 composites and the variograms shown in Section 14. The search radius was 150 x 150 (horizontal) x 50m (vertical). The 150m horizontal search is 60% of the gold variogram range, 68% of the silver range, 71% of the lead range and 94% of the zinc range. At this time, no additional dilution, factors or mining losses have been applied to the grade model.

1.8.3               Open Pit Mining

The PEA open pit design is based on a floating cone geometry using the available process recoveries, cost data and the metal prices of $20.00/oz silver, $1.00/lb for lead and zinc and no credit for gold. The Cordero project is a polymetalic deposit and it is anticipated that a lead concentrate and a zinc concentrate will be produced with the majority of the silver reporting to the lead concentrate. A net smelter return (NSR) value was assigned to each block in the model to account for the contribution in value from the metals contained in the two concentrates. Table 16-1 summarizes the metal prices, mill recoveries and concentrate terms used to establish the block model NSR. A $20/oz silver price was used to establish the pit limits and a $25.00/oz silver price was used for the production schedule of the material within the mining phases and final pit. These inputs are different than those used in the financial model discussed in Section 22 which was done after updates to the input parameters (including additional metallurgical test work) were completed.

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Other inputs to the floating cone algorithm included estimates of the process plus G&A costs of $6.00/t, a base mining cost of $1.25/t plus an addition haul cost from benches below the 1540 elevation of $0.015/t per 10m bench. The floating cones were run with a discount rate of 0.5% per bench of depth. The boundary with the Aida claim was respected and not floating cone for the pit designs crossed onto the Aida claim.

The final pit for the PEA is designed from the floating cone geometry with the inclusion of haul ramps and the smoothing of the pit walls. The inter-ramp slope angle is 45 degrees and the ramps are a maximum of 10% of grade and 35 meters wide (including an allowance for berms and ditches). The final pit is sub-divided into four mining phases which are tabulated on Table 16-2 and illustrated as Figures 16-1 through 16-4. There are three mining phases south of the Aida claim and one to the northeast. Phases 1 through 3 are on the south with Phase 1 being the furthest west, Phase 2 central and Phase 3 at the east end. The tabulations on Table 16-2 show the mill tonnage split into indicated and inferred categories, both which will be used for developing the mine production schedule and financial evaluation of the project in this PEA. The term ‘ore’ is used to describe the tonnage being delivered to the mill, but this does not imply that there is a mineral reserve at Cordero. No pre-feasibility or feasibility study has been completed which is required to declare a mineral reserve.

Table 16-3 shows the tonnage of mill feed (ore) that will be available to develop the production schedule. This tonnage is the combination of the indicated and inferred categories. Figure 16-4 is the final pit design for the PEA. The tonnages of the mill material are tabulated using the $6.00/t NSR cutoff grade (process plus G&A costs, often referred to as the internal cutoff grade) used for the pit definition. There is additional resource which has economic value and could be incorporated into this PEA. This material is less defined and at this point in the project the decision was made that the 200 plus million tonnes of mill feed were sufficient to define an economic project for a PEA.

The mine production schedule shown in the next report section used a $25.00/oz silver price for the NSR calculation and a minimum NSR cutoff grade of $6.26/t, which is slightly higher than the $6.00/t (mill and G&A cost) used for the phase and pit tabulation. This number was refined as work progressed on the project.

1.9                 RECOVERY METHODS

The process of recovering metals from the Cordero ore has not been worked out in detail, but will be similar to the process used for polymetallic base and precious metal deposits in central Mexico. The following is a summary of the process operations required to extract gold, silver, lead and zinc from the Cordero sulfide ore.

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•	Size reduction of the ore by a primary crusher to reduce the ore size from run-of-mine (ROM) size of minus 900 millimeters (mm) to minus 150 mm.

•	Size reduction of the primary crushed ore by secondary and tertiary crushing to reduce the ore size from 150 mm to minus 10 mm.

•
Grinding crushed ore in a ball mill circuit to a size suitable for processing in a flotation circuit. The ball mill will operate in closed circuit with cyclones to deliver an ore size of 80% passing 125 microns to the flotation circuit.

•
The flotation plant will consist of selective lead and zinc flotation circuits. The flotation circuits will each consist of rougher flotation and cleaner flotation to produce a high value silver and lead concentrate and a lower value zinc concentrate with payable gold and silver values

•	Final lead concentrate will be thickened, filtered, and loaded in super sacs for shipment. Final zinc concentrate will be also thickened, filtered and loaded in super sacs for shipment.

•	Flotation tailing will be thickened and deposited at the tailing impoundment area.

•	Water from tailing and concentrate dewatering will be recycled for reuse in the process. Plant water stream types include: process water, raw water, and potable water.

•	Storing, preparing, and distributing reagents used in the process. Reagents include collectors, promoters, activators, depressants, pH regulators and flocculant.

1.10               INFRASTRUCTURE

Considerable development of infrastructure is necessary to support a mining and mineral processing operation for the Cordero deposit, but the project is in close proximity to the infrastructure needed to support the project. Work is underway to establish roadways, water, power, and other infrastructure to support the operation.

A major power transmission corridor crosses the southeast corner of the claim block approximately 1.5 km from the proposed pit. The existing transmission lines in this corridor do not have sufficient capacity to supply the planned operation according to CFE, the national power authority. However, additional lines can be built from the Camargo II power plant near Santa Rosalia de Camargo, approximately 75 km to the northeast, utilizing the same corridor.

The site is presently accessed by a series of unpaved roads from federal Highway 24, approximately 11 km to the west-southwest. Some of these roads are in flood-prone corridors and are unsuitable for mine construction or operation traffic. A new all-weather road would need to be constructed to access the mine site from Highway 24.

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The Cordero project lies within the Valle de Zaragoza aquifer, as designated by the National Water Commission (CONAGUA). This aquifer system is in an unrestricted zone and not subject to a ban on groundwater extraction. The mine site is located approximately 2 km north of the Arroyo San Juan, and intermittent stream flowing through alluvial materials. The mine site is located in an area where the aquifer is entirely with the bedrock. Several mine shafts have penetrated the aquifer and produced so much water that deepening of the shafts had to be abandoned. Studies of the aquifer near and around the mine site are presently underway with the objective of identifying sustainable water supplies of sufficient quantity to support the proposed mining operation.

1.11               ENVIRONMENT AND PERMITTING

1.11.1             Environmental Studies

M3 conducted an environmental and socioeconomic study of the project area (M3, 2011). The climate in the project area is characterized by a semidry or semiarid climate with summer rains and an annual average temperature of 19.4ºC. Average annual rainfall for the zone is calculated at 473.33 mm and an average potential evaporation per year on the order of 2,100 mm. Rainfall in the study zone is characteristic of semi -arid subtropical areas with precipitation in the winter and summer seasons, similar to the major part of the north region of the country. Winter rainfall is typically frontal, caused by polar air masses that intrude upon the preexisting semi-tropical air masses. Summer rainfall is a combination between orographic and convection types due to the physiographic position. Summer rains typically consist of high-intensity, short-duration showers.

Vegetation in the project area consists mainly of natural grasslands and micropyle desert scrub, growing in soils that are predominantly classified as eutric regosols and haptic xerosols. This vegetation supports a faunal community dominated by reptiles, birds, mammals, and amphibians. Reptiles species are present in the greatest numbers due to their adaptability to the dry desert climate. There are no declared or decreed natural protected areas within or bordering the projected zone for the development of the Cordero Project, nor in area of the projected power supply corridor.

The area of the Cordero Project is not within any Priority Terrestrial Area nor in an Area of Importance for Avian Conservation published or decreed at present by the Mexican government.

The Cordero Project lies within Priority Hydrological Region (RHP) No. 39, named “Cuenca Alta del Rio Conchos” (Upper Basin of Rio Conchos), found on the Sierra Tarahumara.

The results of the site visit, record review, and preliminary investigations have not revealed any issues that could be considered to be fatal flaws to the development of the proposed project. Additional follow-up/confirmation will be necessary as the specifics of the project are developed.

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1.11.2             Tailings and Waste Disposal

Locations for disposal of mine waste and tailings have been identified within the Cordero claim boundary. These areas are located within close proximity to the proposed resource pits, but are in areas outside of the Cordero Belt in areas considered unlikely to host mineralization. The waste dumps are located south and north of the proposed pit areas (Figure 16-5).

An area northwest of the proposed pits has been identified as a prospective location for a tailing storage facility (TSF). Preliminary investigations indicate that the TSF can be constructed using cyclone sands separated from bulk tailings in an upstream raise type of construction on a starter dam composed of native soils or waste rock from pre-stripping. The proposed location has sufficient capacity to store tailings from the portion of the resource that is the subject of this PEA. Additional geotechnical testing and design work is necessary to further investigate the viability and costs associated with a TSF in this location. Three other areas have been identified in the area which may also be suitable candidates for storage of mine tailings.

1.11.3             Permitting

Expanded environmental permitting is underway for the exploration phase of the project with the Chihuahuan state offices of Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT). These permits include exploration and land use change permits. Other permits have been identified as being required prior to construction of the mine, processing plant, and access roads, as detailed in Sec. 20.6.

1.11.4             Socioeconomics and Community

The project area is approximately 35 km north of the municipality of Hidalgo del Parral, which provides the socioeconomic framework for the entire area. Hidalgo del Parral is the most important regional development center in the south of the state of Chihuahua with population of more than 103,500 in 112 communities. The municipality has a surface of 169,210 hectares of which 85,710 exhibit forestry or agricultural activities, while 83,500 hectares do not have a productive use. Private property encompasses 92% of the area and the remainder is within ejidos. The municipality contains three aquifers, which are in equilibrium between consumption and recharge.

Agriculture is carried out in more than 16,000 hectares in 338 production units. Less than 10% of agriculture land uses irrigation while generating 50% of the agricultural production value of the municipality. The environment in the municipality is conducive to the development of cattle ranching. There are currently approximately 21,739 head of cattle in 343 production units in the municipality.

The municipality has 5,198 industrial and service sector businesses employing a workforce of 21,000.

Poverty is a significant problem in Hidalgo del Parral, with at least 38% of the population under some form of poverty. Food poverty afflicts 7% of the population, which indicates a vulnerable group of more than 7,000 people. Underemployment afflicts 13% of the population indicating that 13,458 people have poor job skill or lack academic preparation. The most urgent need, however, is inherited poverty which affects 38% of the population.

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1.12               CAPITAL AND OPERATING COSTS

Capital and operating costs were estimated for the project, based on comparison with similar projects completed recently by M3, metallurgical test work conducted for this study, and M3’s knowledge of operating costs and conditions in Central Mexico.

1.12.1             Operating Cost Estimate

The mine operating cost per tonne is based on the unit operation costs from recent projects of similar size, with the haulage cost adjusted by the haul profiles measured for the Cordero mine plan. The hauls were measured for various years and the haul costs have been smoothed and thus incremented by $0.01/t per year. The operating costs are shown on Table 1-2 and are in US dollars per tonne of material. The estimate of the unit operation costs are shown on Table 1-3.

Table 1-2:  Mine Operating Cost Per Year (per tonne of material).

Year	-1	1	2	3	4	5	6	7
Cost/t, $US	1.25	1.26	1.27	1.28	1.29	1.30	1.31	1.32

Year	8	9	10	11	12	13	14	15
Cost/t, $US	1.33	1.34	1.35	1.36	1.37	1.38	1.39	1.40

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Table 1-3:  Mine Operating Cost by Unit Operation

Cost Center	Cost US$/t
Drill	0.07
Blast	0.17
Load	0.11
Haul	0.39 – 0.54
Auxiliary (roads, dumps, etc.)	0.18
General Mine & Maintenance	0.13
Mine G&A	0.20

Total	1.25 – 1.40

The General Administration area includes the general manager’s office, accounting office, purchasing and warehousing, information services and safety and environmental departments. A total of 50 employees are considered in these departments at an average annual wage of $23,000 with fringe benefits of 40% of annual wages.

Annual allowances for expenses in the General Administration area include supporting departments, legal, risk insurance, travel, training, communication and community relation expenses to name a few. The basis for these annual allowances was estimated using data from other M3 projects. These costs do not include salaries for these departments. The estimated cost for these services is approximately $9.9 million annually.

The process plants’ staffing has been estimated to have 150 employees (operations 80 employees and maintenance 70 employees) included in the process plants staffing is the laboratory staffing. The maintenance staff was assumed to be 0.9 to1 ratio to the operation staff exception the administration and supervision staff. An average annual wage of $20,100 with fringe benefits of 40% of annual wages was used.

The electrical power was estimated using data from the M3 data base and estimated at approximately 22.8 kWhr per tonne of ore. Power costs were based on a unit price of $0.095 per kWhr.

Reagents for the process plants include lime, zinc sulfate, sodium cyanide, copper sulfate, Aero 3418A and T-100. Consumption rates were determined from the metallurgical test data or industry practice. Budget quotations were obtained for reagents where available or from other M3 projects with an allowance for freight to site, as shown in Table 1-4.

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Table 1-4:  Reagent Costs

Reagents	Kilograms per tonne	Kilograms per tonne
Lime	0.570	$0.11
Zinc Sulfate	0.241	$3.00
Sodium Cyanide	0.035	$2.20
Copper Sulfate	0.176	$1.06
Aero 3418A	0.012	$10.00
T-100	0.038	$2.82

Liner and grinding media consumption was based on industry practice or other M3 projects. Unit prices were obtained from other M3 projects, as shown in Table 1-5.

Table 1-5:  Wear Item Costs

Wear Items & Grinding Media	Kilograms per tonne	Kilograms per tonne
Primary Crusher Liners	0.01	$4.28
SAG Mill Liners	0.04	$2.49
Ball Mill Liners	0.02	$2.65
SAG Mill Grinding Media	0.50	$1.22
Ball Mill Grinding Media	0.35	$1.03

An allowance was made to cover the cost of maintenance parts and supplies of the process plants. The allowance was based on $0.75 per tonne ore.

An allowance for operating supplies such as safety items, tools, lubricants and office supplies was made using data from other M3 projects on a unit cost per tonne ore and is estimated at $0.35 per tonne ore.

 Table 1-6 is a summary of the operating cost for a typical year of operation.

Table 1-6:  Cordero Operating Cost Summary

Annual Processing Units (tonnes)	14,600,000

Area Description	Annual Cost	Unit Cost/Ore Ton
Mining Operations	$38,100,000	$2.61
Process Plant	$87,600,000	$6.00
General Administration	$10,950,000	$0.75

	$136,650,000	$9.36

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1.12.2             Capital Cost  Estimate

The mine capital cost estimate for Cordero is based on capital costs estimate for a similar size project and new equipment quotations for the haul trucks, cable shovels and front end loader. A summary of the capital estimate by year is presented in Table 1-7 and are in US dollars. The capital is shown in the year that the equipment is needed. All of the necessary equipment to mine 40 million tonnes per year is purchased during years -1 and 1. The capital shown in years 2 through 6 is for the addition of haul trucks as the haul lengths increase. The capital in years 7, 8 and 9 is an estimate of the required capital for equipment replacements or major rebuilds (no detailed equipment replacement has been developed). Table 1-8 shows the delivered capital costs for the major mining equipment units.

Table 1-7:  Mine Capital Cost Summary by Year

Year	-1	1	2	3	4	5	6	7	8	9	Total
Capital, US$ ($ x 1000)	52,900	61,400	8,000	0	0	3,980	3,980	3,980	19,900	6,000	180,140

Table 1-8: Mine Major Equipment Unit Cost

Equipment	Delivered Price, USD (x 1000)
Mine Major Equipment:
12.25 inch Blast Hole Drill	4,833
30 cum Shovel	22,576
16 cum Front End Loader	4,831
240 t Haul Truck	3,980
D10T Track Dozer	1,539
834H Wheel Dover	1,181
16m Motor Grader	966
777F Water Truck	1,764
Mine Major Support Eqpt.:
988HH Wheel Loader	915
385C Excavator	1,286
D8T Dozer	807
735 ATD Haul Truck	580
CM 785 Rock Drill	1,000
1 cum Backhoe Loader	144

Initial capital costs for the processing plant and tailings disposal facility were estimated using historical database from similar projects of this type that have been constructed by M3 in Mexico.

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M3 classifies this plant as a medium-high tonnage plant.

Initial capital is defined as all capital costs through to the end of construction. All costs are in 4th quarter 2011 US dollars.

M3 estimates that a capital expenditure of approximately $500 million will be required to construct the processing plant, tailings storage facility, and infrastructure necessary to bring the Cordero Project into production at a nominal processing capacity of 40,000 mtpd.

The accuracy of this estimate for those items identified in the scope-of-work is estimated to be within the range of +35 to -30 percent.

1.13               ECONOMIC ANALYSIS

The Cordero project economics were done using a discounted cash flow model. The financial indicators examined for the project included the Net Present Value (NPV), Internal Rate of Return (IRR) and payback period (time in years to recapture the initial capital investment). Annual cash flow projections were estimated over the life of the mine based on capital expenditures, production costs, transportation and treatment charges and sales revenue. The life of the mine is approximately 15 years. Products being produces will be zinc concentrate and a lead concentrate.

Mine production is reported as ore and waste from the mining options. The annual production figures were obtained from the mine plan as reported previously. The life of mine sulfide ore quantities and ore grade are presented in Table 1-9.

Table 1-9: Mine Production

	Tonnes (000)	Zinc (%)	Lead (%)	Gold (g/t)	Silver (g/t)
Ore	213,793	0.40	0.26	0.07	22.40
Waste	246,900

The following products will be produced from the Process Plant:

•	Zinc Concentrate with gold and silver credits

•	Lead Concentrate with gold and silver credits

The estimated recoveries for each metal are shown in Table 1-10 and life of mine saleable production is presented in Table 1-11.

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Table 1-10: Metal Recoveries

	Zinc Concentrate	Lead Concentrate
Zinc	72%
Lead		84%
Gold	20%	20%
Silver	10.6%	74.6%

Table 1-11: Life of Mine Metal Production

	Zinc (000 lbs)	Lead (000 lbs)	Gold (000 ozs)	Silver (000 ozs)
Zinc Concentrate	1,373,359		95	16,318
Lead Concentrate		1,033,407	95	114,838

The process plant products will be shipped from the site to smelting and refining companies. The smelter and refining treatment charges will be subject to negotiation at the time of final agreement. A smelter may impose a penalty either expressed in higher treatment charges, or in metal deductions to treat concentrates that contain higher than specified quantities of certain elements. It is expected that the concentrate will not pose any special restrictions on smelting and refining, and that the concentrates will be marketable to smelting and refining companies. The smelting and refining charges calculated in the financial evaluation include charges for smelting and refining these products. The off-site charges that will be incurred are presented in Table 1-12.

Table 1-12:  Smelter Return Factors

Zinc Concentrates

Payable Zinc	85.0%
Payable Gold	60.0%
Payable Silver	80.0%
Zinc Deduction (if grade <53%)	8.0%
Gold Deduction (troy oz/dmt)	0.010
Silver Deduction (troy oz/dmt)	4.000
Base Treatment Charge ($2,500)	$230.00
Plus $ for increase in Zinc Price per dmt $2,500 to $3,000	$0.09
Plus $ for increase in Zinc Price per dmt over $3,000	$0.08
Minus $ for increase in Zinc Price per dmt $2,500 to $2,000	$0.04
Minus $ for increase in Zinc Price per dmt under $2,000	$0.04
Gold Refining - $/troy oz	$10.00
Silver Refining - $/troy oz	$0.75
Transportation Charge - $/wmt	$100.00
Penalties
Arsenic – above 0.3% for 0.1%	$2.00

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Magnesium – above 0.5% for 0.1%	$1.50
Mercury 30ppm to 250ppm for 10ppm	$0.30
Mercury >250ppm for 1ppm	$0.50
Moisture	8%
Lead Concentrates

Payable Lead	95.0%
Payable Gold	95.0%
Payable Silver	95.0%
Lead Deduction (if grade <60%)	3.0%
Gold Deduction (troy oz/dmt)	0.070
Silver Deduction (troy oz/dmt)	2.000
Base Treatment Charge ($2,500)	$290.00
Plus $ for increase in Lead Price per dmt $2,500 to $3,000	$0.08
Plus $ for increase in Lead Price per dmt over $3,000	$0.08
Minus $ for increase in Lead Price per dmt $2,500 to $2,000	$0.04
Minus $ for increase in Lead Price per dmt under $2,000	$0.04
Gold Refining - $/oz	$10.00
Silver Refining - $/oz	$0.75
Transportation Charge - $/wmt	$100.00
Penalties
Arsenic – above 0.5% for 0.1%	$2.00
Magnesium – above 0.5% for 0.1%	$1.50
Mercury >50ppm for 10ppm	$0.50
Zinc >10% for 1%	$0.25
Moisture	8%

The total capital of new construction (includes direct and indirect costs) is estimated to be $646.8 million. This amount includes $146.8 million for the mine, $500.0 million for the process plant, infrastructure and owner’s cost. Any land acquisition or exploration costs or other owner’s study expenditures prior to this Scoping Study have been treated as “sunk” costs and have not been included in the analysis.

The total life of mine sustaining capital is estimated to be $65.8 million.

No salvage value was considered in the cash flow analysis as a return of capital from the salvage and resale of equipment at the end of mine life.

Annual revenue is determined by applying estimated metal prices to the annual payable metal before treatment, refinery and transportation charges for each operating year. Sales prices have been applied to all life of mine production without escalation or hedging. Metal sales prices used in the evaluation are shown in Table 1-13.

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Table 1-13: Conservative Metals Prices

Zinc	$0.91/lb.
Lead	$0.96/lb.
Gold	$1,384.77/oz.
Silver	$25.15/oz.

The average Operating Cost over the life of the mine include mine, process plant, general administrative, treatment and refining charges, transportation.

Table 1-14:  Operating Cost

	LOM $000	$/ore tonne
Mining	$594,211	$2.78
Process Plant	$1,282,758	$6.00
General Administration	$160,345	$0.75
Treatment & Refining Charges	$873,360	$4.09
Total Operating Cost	$2,910,674	$13.61

Royalties are calculated at 1.5% of gross revenues and are estimated at $75.4 million for the life of the mine. Reclamation & Closure was estimated at approximately $37 million.

Depreciation was calculated using the straight line method with the initial capital being depreciated over 10 years and sustaining capital over a 8 year period. The last year of production was used as a catch up year to fully depreciate any assets that had not been fully depreciated.

Taxable income for income tax purposes is defined as metal revenues minus operating expenses, royalty, property and severance taxes, reclamation and closure expense, depreciation. A 28% income tax rate was used in the calculation.

It is assumed for the purposes of this study that the project will be all equity financed. No leverage or debt expense has been applied in the financial analysis.

The result for net income after taxes is $928.2 million for the life of the mine.

The economic indicators are shown in Table 1-15.

Table 1-15:  Economic Indicators

$ in thousands
NPV @ 0%	$928,225
NPV @ 5%	$422,408
NPV @ 7%	$293,506
IRR % after taxes	14.80%
Payback Years	5.1

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Table 1-16 shows the sensitivity the project has for metal prices, initial capital, operating cost and recovery.

Table 1-16:  After-Tax Sensitivity Analysis

Change in Metal Prices
Silver ($/troz)	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
$30.18	20%	$1,640,954	$875,228	$677,710	23.4%	3.8
$27.67	10%	$1,284,589	$648,818	$485,608	19.2%	4.3
$25.15	0%	$928,225	$422,408	$293,506	14.8%	5.1
$22.64	-10%	$571,860	$195,998	$101,404	9.9%	6.6
$20.12	-20%	$219,256	$(30,159)	$(91,070)	4.2%	10.4

Change in Operating Cost
	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
	20%	$634,851	$235,682	$134,964	10.8%	6.2
	10%	$781,538	$329,045	$214,235	12.8%	5.6
Base Case	0%	$928,225	$422,408	$293,506	14.8%	5.1
	-10%	$1,074,911	$515,771	$372,778	16.7%	4.7
	-20%	$1,221,598	$609,134	$452,049	18.5%	4.4

Change in Initial Capital
	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
	20%	$835,085	$330,002	$202,120	11.7%	6.0
	10%	$881,655	$376,205	$247,813	13.1%	5.6
Base Case	0%	$928,225	$422,408	$293,506	14.8%	5.1
	-10%	$974,794	$468,611	$339,199	16.8%	4.7
	-20%	$1,021,364	$514,814	$384,892	19.2%	4.3

Change in Recovery
	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
	2.0%	$986,921	$459,933	$325,422	15.6%	4.9
	1.0%	$957,573	$441,171	$309,464	15.2%	5.0
Base Case	0.0%	$928,225	$422,408	$293,506	14.8%	5.1
	-1.0%	$898,876	$403,646	$277,549	14.4%	5.2
	-2.0%	$869,528	$384,883	$261,591	14.0%	5.3

1.14               CONCLUSIONS AND RECOMMENDATIONS

The resource evaluation demonstrates a large, low-grade silver, lead, zinc, and gold resource is present at the Cordero Project. Additional in-fill and step-out drilling is needed to provide better definition and improve the grade of the resource. Levon has defined this porphyry belt on the basis of exposed mineralized stocks known from past mining and exploration, and diatremes identified by Levon’s geologic mapping. The Cordero Belt trends northeast and encompasses six Tertiary intrusive igneous centers cutting Cretaceous, interbedded limey mudstone and siltstone country rocks. Subvolcanic, mineralized stocks are exposed in the northeast part of the Cordero Belt with higher-level, mineralized volcanic diatremes exposed to the southwest. Mine-scale exploration targets away from the resource and within the Cordero Belt, include the diatremes and some felsic domes that have been identified by geological mapping, and characterized by geochemical surveys and geophysical surveys, by leading contractors using state of the art techniques and equipment. Seven mine scale targets have been defined to date in the Cordero Belt and initial exploration holes have been drilled. The exploration results have locally intersected mineralized intervals and key geologic formations and warrant exploration follow up.

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It is the recommendation of IMC and M3 that work be continued on the Cordero project to further delineate the size and scope of the mineralization as it is currently open in many directions. Phase 4 of the Cordero exploration program is underway with the following goals.

1)	Complete the delineation drilling of the current resource.
2)	Drill at least two discovery holes in outlying, mine-scale bulk tonnage targets.
3)	Expand the engineering studies on the deposits to better characterize metallurgy and other engineering characteristics of the deposits.

Levon has budgeted to spend US$25 million on this work by the end of 2012 and currently has the funds available. Levon Phase 4 exploration will be focused on resource expansion and outlying mine scale targets. In addition during the Phase 4 drilling, Levon will begin defining targets in the Dos Mil Diez and Molina de Viento Diatremes, the Perla Felsic Dome, and the Porfido Norte Belt (Figure 1-2)

Supporting exploration for target definition and prioritization will include additional geophysics, geologic mapping, soil and rock chip sampling. Geophysics will include magnetotelluric (MT) techniques to see deep into the Cordero Belt and the Porfido Norte Belt, if the technique works as expected in the Cordero Belt. Three dimensional Induced Polarization (3D IP) surveys are being planned in the Porfido Norte Belt and over the Perla Felsic Dome.

As part of the ongoing exploration work and in preparation for an updated mineral resource estimate, IMC recommends that Levon continue its QA/QC program and develop a more concise set of geologic maps and cross sections, which can be used to further delineate the future mineral resource estimates.

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2                    INTRODUCTION

The Cordero Project Mineral Resource Technical report is prepared for Levon Resources, Ltd (Levon) of Vancouver, BC by M3 Engineering and Technology Corporation (M3) and Independent Mining Consultants, Inc. (IMC) of Tucson, Arizona. This report is prepared in support of the mineral resource for the Cordero Project announced by Levon on June 21, 2011(IMC, 2011).

2.1                 SOURCES OF INFORMATION

The geology, background information and drill hole information used for the preparation of the mineral resource and this technical report was provided to IMC by Levon. IMC has not verified all of the provided data but has no reason to believe that it is not of industry standard quality. Input data for the net smelter return (NSR) calculation done by IMC was provided by M3 based on its experience on similar polymetalic deposits.

All units of measure are metric (except where identified as different) and all currency is US dollars (except where noted as Canadian dollars [CDN]).

2.2                 LIST OF QUALIFIED PERSONS

Herbert E. Welhener, Vice President of IMC is the qualified person for the mineral resource estimate and this technical report. Mr. Welhener made a personal inspection of the property on August 7 and 8, 2011. During his site visit, Mr. Welhener reviewed and observed:

•
Representative drill core from the three deposit areas: Pozo de Plata, Josefina, and the Cordero porphyry zone. Core from the La Ceniza Porphyry Zone was also reviewed. In total, about 20,000 meters of cone is available for inspection. The review was accompanied with assay records for reference.

•	The geologic logging and photography of the core delivered to the project office from the drill rigs.
•	The sawing and sample selection from the core after the geologic logging. This included the bagging and labeling of the samples and preparation of them for shipment to the assay lab.
•	The protocol of the data handling from the geologic logging into the computer system.
•	The geologic sections and maps being developed at site by the geology team.
•	Various drill hole locations, the permanent markers of the drill sites and the set up and operation of the drills currently at site.
•	An overall site reconnaissance.

Mr. Welhener would like to acknowledge the assistance of Pascual Martinez (the geologist in charge during the site visit) and his staff for making the site visit both well organized and informative.

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Dr. Conrad Eugene Huss, P.Eng., is the qualified person responsible for the metallurgy, mineral processing, and capital cost estimation for this report. He is the Executive Vice President of Engineering, and Chairman of the Board of M3 Engineering & Technology Corp. Dr. Huss is a graduate of the University of Illinois with a B.S. in Mathematics and a B.A. in English. He is also a graduate of the University of Arizona with a M.S. in Engineering Mechanics and a Ph.D. in Engineering Mechanics. Dr. Huss has not visited the site.

Table 2-1: List of Qualified Persons

Author	Company	Designation	Section Responsibility
Herb Welhener	IMC	MMSA-QPM	4, 5, 6, 7, 8, 9, 10, 11, 12, 14, 15, 16, 21.1.1, 21.2.1,
Conrad Huss	M3 Eng	P.E.	1, 2, 3, 13, 17, 18, 19, 20, 21, 22, 23, 24, 25, and 26

2.3                 TERMS OF REFERENCE AND UNITS OF MEASURE

This Preliminary Economic Assessment (PEA) Report is intended for the use of Levon for the further development and advancement of the Cordero Project towards the Prefeasibility Study stage. It provides a mineral resource estimate, a classification of resources in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification system and an evaluation of the property, which presents a current view of the potential project economic outcome.

All units of measure are metric (except where identified as different) and all currency is US dollars (except where noted as Canadian dollars [CDN]).

2.3.1               Mineral Resources

The mineral resources and mineral reserves have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (June 2011). Accordingly, the Resources have been classified as Measured, Indicated or Inferred, the Reserves have been classified as Proven, and Probable based on the Measured and Indicated Resources as defined below.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

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An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

2.3.2               Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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2.3.3               Glossary

Term	Definition
Assay	The chemical analysis of mineral samples to determine the metal content.
Capital Expenditure	All other expenditures not classified as operating costs.
Composite	Combining more than one sample result to give an average result over a larger distance.
Concentrate	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
Crushing	Initial process of reducing ore particle size to render it more amenable for further processing.
Cut-off Grade (CoG)	The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.
Dilution	Waste, which is unavoidably mined with ore.
Dip	Angle of inclination of a geological feature/rock from the horizontal.
Fault	The surface of a fracture along which movement has occurred.
Footwall	The underlying side of an orebody or stope.
Gangue	Non-valuable components of the ore.
Grade	The measure of concentration of gold within mineralized rock.
Hanging wall	The overlying side of an orebody, fault, or slope.
Haulage	A horizontal underground excavation which is used to transport mined ore.
Hydrocyclone	A process whereby material is graded according to size by exploiting centrifugal forces of particulate materials.
Igneous	Primary crystalline rock formed by the solidification of magma.
Kriging	An interpolation method of assigning values from samples to blocks that minimizes the estimation error.
Level	Horizontal tunnel the primary purpose is the transportation of personnel and materials.
Lithological	Geological description pertaining to different rock types.
LoM Plans	Life-of-Mine plans.
LRP	Long Range Plan.
Material Properties	Mine properties.
Milling	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.
Mineral/Mining Lease	A lease area for which mineral rights are held.
Mining Assets	The Material Properties and Significant Exploration Properties.
Ongoing Capital	Capital estimates of a routine nature, which is necessary for sustaining operations.
Ore Reserve	See Mineral Reserve.
Pillar	Rock left behind to help support the excavations in an underground mine.
RoM	Run-of-Mine.
Sedimentary	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.
Shaft	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.
Sill	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.
Smelting
A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from the gangue components that accumulate in a less dense molten slag phase.

Stope	Underground void created by mining.
Stratigraphy	The study of stratified rocks in terms of time and space.
Strike	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
Sulfide	A sulfur bearing mineral.
Tailings	Finely ground waste rock from which valuable minerals or metals have been extracted.
Thickening	The process of concentrating solid particles in suspension.
Total Expenditure	All expenditures including those of an operating and capital nature.
Variogram	A statistical representation of the characteristics (usually grade).

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2.3.4               Abbreviations

Abbreviation	Unit or Term
A	Ampere
AA	atomic absorption
a/m2	amperes per square meter
ANFO	ammonium nitrate fuel oil
Ag	Silver
ARD	acid rock drainage
Au	Gold
AuEq	gold equivalent grade
bft3	billion cubic feet (feet)
BLM	US Department of the Interior, Bureau of Land Management
°C	degrees Centigrade
CoG	cut-off grade
cm	Centimeter
cm2	square centimeter
cm3	cubic centimeter
cfm	cubic feet per minute
CRec	core recovery
Cu	Copper
°	degree (degrees)
dia.	Diameter
EA	Environmental Assessment
EIS	Environmental Impact Statement
EMP	Environmental Management Plan
FA	fire assay
famsl	feet above mean sea level
ft	foot (feet)
ft2	square foot (feet)
ft3	cubic foot (feet)
ft3/st	cubic foot (feet) per short ton
g	Gram
gal	Gallon
g/L	gram per liter
g-mol	gram-mole
gpm	gallons per minute
g/st	grams per short ton
Ha	Hectares
HDPE	Height Density Polyethylene
hp	Horsepower
ICP	induced couple plasma
ID2	inverse-distance squared
ID3	inverse-distance cubed
ILS	Intermediate Leach Solution
in	Inch
kg	Kilograms
km	Kilometer
km2	square kilometer
koz	thousand troy ounces
kst	thousand short tons
kst/d	thousand short tons per day

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kst/y	thousand short tons per year
kV	Kilovolt
kW	Kilowatt
kWh	kilowatt-hour
kWh/st	kilowatt-hour per short ton
L	Liter
L/sec	liters per second
Lb	Pound
LHD	Long-Haul Dump truck
LLDDP	Linear Low Density Polyethylene Plastic
LoM	Life-of-Mine
M	Meter
Ma	Million years ago
m2	square meter
m3	cubic meter
mg/L	milligrams/liter
mi	Mile
mi2	Square mile
Mlbs	million pounds
mm	Millimeter
mm2	square millimeter
mm3	cubic millimeter
MME	Mine & Mill Engineering
Mo	Molybdenum
Moz	million troy ounces
MSHA	Mine Safety and Health Administration
Mst	million short tons
Mst/y	million short tons per year
MW	million watts
MVA	Megavolt Ampere
m.y.	million years
NEPA	National Environmental Policy Act of 1969 (as Ammended)
NGO	non-governmental organization
NMDOT	New Mexico Department of Transportation
NMED	New Mexico Environment Department
NMMD	New Mexico Dept. of Energy, Minerals and Nat. Res. - Mining and Minerals Division
NI 43-101	Canadian National Instrument 43-101
oz	troy ounce
oz/s	t troy ounce per short ton
%	Percent
PLS	Pregnant Leach Solution
PMF	probable maximum flood
POO	Plan of Operations
ppb	parts per billion
ppm	parts per million
psi	pounds per square inch
QA/QC	Quality Assurance/Quality Control
RC	rotary circulation drilling
RoM	Run-of-Mine
RQD	Rock Quality Description
SEC	U.S. Securities & Exchange Commission
sec	Second

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SG	specific gravity
st	short ton (2,000 pounds)
t	tonne (metric ton) (2,204.6 pounds)
st/h	short tons per hour
st/d	short tons per day
st/y	short tons per year
TSF	tailings storage facility
TSP	total suspended particulates
µ	micron or microns, micrometer or micrometers
V	Volts
VFD	variable frequency drive
W	Watt
XRD	x-ray diffraction
Y	Year
yd2	square yard
yd3	cubic yard

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3                    RELIANCE ON OTHER EXPERTS

IMC and M3 have relied on C. Victor Chevillon (M.A, C.P.G.), Vice President and Director of Levon Resources, Ltd. for much of the geology, background information and history of the Cordero Project. Levon has provided all of the claim and land position information which IMC has not independently verified, but has no reason to believe any of it is in dispute. The drill hole data base is provided by Levon which IMC has not checked in detail but has found and corrected some inconsistencies within it. IMC has received original assay certificates as part of the QA/QC data. These certificates came from a second lab sample preparation and assaying of course rejects and provides checks on the original assays.

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4                    PROPERTY DESCRIPTION AND LOCATION

4.1                 LOCATION

The Cordero Project is located in the State of Chihuahua in North Central Mexico approximately 180 km south of the city of Chihuahua, and approximately 35 km northeast of the mining town of Hidalgo del Parral (Figure 1-1).

The current land use is ranching and some agriculture with corn and sorghum being the principal crops. Underground operations mining high grade veins exist in the district.

4.2                 MINERAL CONCESSION AND AGREEMENTS WITH SURFACE OWNERS

4.2.1               Mineral Rights

The Cordero Project consists of two land positions covering the Cordero Project claims property and the Perla claims property located 5 km to the south of the Cordero Project (Figure 4-1). The mineral rights have been secured by staking contiguous lode claims (concesionas mineras) that cover approximately 19,884 hectares in Cordero and 435.1 hectares in Perla. Additionally, at the Cordero Project two parcels of in-lying lode claims that are under option for purchase agreements, including the Herrara and Jandrina agreements (Figure 4-2).

The staked claims and option agreements are owned by Minera Titan, S.A. de C.V. (Minera Titan), a wholly owned Mexico subsidiary company of Levon Resources, Ltd. Levon Claims, obligations, and optioned agreement payments are summarized in Table 4-1.

A single lode claim, Aida, (15.8 hectares) remains under negotiation for consolidation of the entire district minerals rights. This claim is show in blue (under negotiation) in Figure 4-2.

The Perla claims which are 5 km south of Cordero Project claims are awaiting final recording by the Mexican Department of Mines (Figure 4-1). The Perla claim, (Title number 228056) is also 100% owned by Minera Titan. A single contiguous claim at Perla covering 100 hectares is under negotiation to increase the claim block size. At Perla, the claims are covered by three ranches with transferable surface exploration access agreements in place and notarized. A fourth small ranch access agreement is under negotiation.

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CORDERO PROPERTIES

MARCH 8, 2012.

Project	State	Company	Claim name	Title No.	Area (ha)	Ownership	Option Payments	Mining taxes	Assessment Filing. [illegible]	Additional Notes
Cordero	Chihuahua, Mexico	Minera Titán, S.A. de C.V.	Sansón	230434	7,510.8325	100% Minera Titán	n/a	Paid to January 31, 2012	Complete to May, 2011	
			Sansón I	231280	950.0000		n/a	Paid to January 31, 2012	Complete to May, 2011	
			Sansón II	231281	400.0000		n/a	Paid to January 31, 2012	Complete to May, 2011	
			Sansón fracción 1	228104	0.0763		n/a	Paid to January 31, 2012	Complete to May, 2011	
			Sansón fracción 2	228105	0.0906		n/a	Paid to January 31, 2012	Complete to May, 2011	
			Titán	235089	1,700.0000		n/a	Paid to January 31, 2012	Complete to May, 2011	
			Titán I	235090	8,150.0000		n/a	Paid to January 31, 2012	Complete to May, 2011	
			San Pedro	215161	1.9422		n/a	Paid to January 31, 2012	Complete to May, 2011	San Pedro claim was purchased from Cordilleras in 2010. Underlying 2% NSR to Apex. Minera Titan has right of first refusal to acquire the royalty in front of any proposal of a third bona fide third party.
			Unif. Cordero	171994	218.8613	Held under option by Titan to acquire the 100% from Jandrina, S. de R.L. MI	USD$1'300,000.00 (February 21, 2013. If Minera Titan exercise the option) 2% NSR up to 1% can be purchase at a rate of US$500,000 per 0.5% Minera Titan has right of first refusal to acquire the royalty in front of any proposal of a third bona fide third party.	Paid to January 31, 2012	Complete to May, 2011	Jandrina may continue exploiting a specific area of the mining rights until February 21, 2013, limited to 200 tons per day. This right may not be transferred to third parties.
			Argentina	179433	3.9140			Paid to January 31, 2012	Complete to May, 2011	
			Celia de Plateros	177836	2.0000			Paid to January 31, 2012	Complete to May, 2011	
			Sergio	214655	9.8172			Paid to January 31, 2012	Complete to May, 2011	
			El Santo Job	213841	155.5708			Paid to January 31, 2012	Complete to May, 2011	
			Josefina	172145	6.0750	Held under option by Titan to acquire the 100% from Mr. Herrera and Mrs. De la Rosa	USD$600,000.00 (February 21, 2013. If Minera Titan exercise the option) 1% NSR Minera Titan has right of first refusal to acquire the royalty in front of any proposal of a third bona fide third party.	Paid to January 31, 2012	Complete to May, 2011	Mr. Herrera may continue exploiting a specific area of the mining rights, until February 21, 2013 and limited to 200 tons per day. This right may not be transferred to third parties
			Betita	182264	16.5338			Paid to January 31, 2012	Complete to May, 2011	
			La Unidad dos	212981	175.7555			Paid to January 31, 2012	Complete to May, 2011	
			La Unidad	178498	78.2960			Paid to January 31, 2012	Complete to May, 2011	
			San Octavio	165481	,0000	Mr. Fernando Rascon	n/a	Paid to January 31, 2012		San Octavio claim has a debt with the FIFOMI. Fernando Rascon has agreed to transfer the claim to Minera Titan for the payment of the debt. In negotiation.
MINING CONCESSIONS APPLICATIONS										
			Perla	Exp. 016-39609	500.0000	Minera Titán		No obligation until being title	No obligation until being title	
			Titan II	Exp. 016-39514	100.0000	Minera Titán				
			Todos Santos	Exp. 016-45751	27.0000	Jandrina				

TOTAL AREA (ALL TENURES) 19,884.2694. ha

There exist some small-scale mining operations by the owners of the optioned claims, which by agreement would cease at Levon’s written request at any time.

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Figure 4-1: Cordero Project and Perla Claim Map

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Figure 4-2: Cordero Project - Optioned Claims Map

4.2.2               Surface Exploration Rights

Surface exploration rights for Cordero claims are maintained by separate signed and notarized transferrable agreements between Minera Titan, three private ranches, and the Rancho Cordero Ejido that cover the claims. The agreements are transferable. The agreement payment schedules are summarized in Table 4-1.

At Perla, the surface exploration rights for the claim block are covered by three ranches. Notarized transferable surface exploration access agreements are in place the two of the ranches and under negotiation with the third ranch, which covers a portion of the northeast corner of the claim block.

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4.3                 OTHER CONSIDERATIONS

There are no known environmental liabilities associated with the properties. Some small scale underground vein mining operations exist on the optioned claims in the Cordero district, operated by the owners of the claims under option to Levon. Under the terms of the option agreements the operations will cease on the written request of Levon at any time.

All required permits to conduct exploration and drilling are up to date.

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5                    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Cordero project area is located in the southern part of the state of Chihuahua in northern Mexico and is easily accessible by State Highway 24 from Chihuahua or Hidalgo Del Parral (Figure 5-1). The main project access is by the eastern secondary ranch road located 100 meters north of the State Highway kilometer marker 150. The access road is maintained by Levon and leads 10 km to the Levon field office and core shed near the center of the Cordero project.

5.1                 TOPOGRAPHY, CLIMATE, AND PHYSIOGRAPHY

The Cordero and Perla topography is gently rolling ranch land with elevations that range from 1,500 to 1,700 meters and average 1,600 meters.

The project area is located in the semiarid climatic zone of northeastern Mexico with an average annual rainfall of about 20 centimeters which mostly falls in the months of July, August and September. Average temperature ranges between 1°C to 21°C in January and 18°C to 35°C in June. Work within the project area can be carried out year round with only occasional four wheel drive vehicles required for access during wet periods of the summer rainy season.

5.2                 VEGETATION

The dominant vegetation consists of xerophytes scrub with sparse grassland. Cattle ranching is the dominant industry of the region with local areas of corn and sorghum production.

5.3                 ACCESSIBILITY

Chihuahua is the nearest metropolitan city which is 3 hours north on Highway 25, and has the closest international airport. Torreon is a city 5 hours southeast and also has an international airport as well as smelting facilities. A well maintained, private airport with a 9,000 ft. paved landing strip suitable for jet traffic is located 25 km south of Cordero at Allende along the Parral Jimenez highway.

5.4                 LOCAL RESOURCES AND INFRASTRUCTURE

Hidalgo del Parral is the nearest town and logistical center. Parral is one of Mexico's oldest mining towns with a population of 120,000. Parral is a source of both skilled and semiskilled labor force that are mine oriented for exploration and for mining purposes, as well as the nearby mining centers of Santa Barbara and San Francisco del Oro.

Small scale artisanal underground mining with contract miners are working for owners of the Herrara and Jandrina optioned claims under the Minera Titan option agreements. The artisan-scale mines are centered on high-grade silver veins about the Cordero felsic volcanic dome in the southeastern part of the property.

Water is available from wells and abandoned mine shafts within the project area that encounter the water table at depths of 50 to 80 m. Currently, Levon uses these sources for drill water.

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A two-tower electric transmission line crosses the southern part of the Cordero property and is within six kilometers of the Cordero Project. A second power line along State Highway 24, 10 km to the east of the property, was constructed by the State of Chihuahua in 2010. The existing transmission lines in this corridor do not have sufficient capacity to supply the planned operation according to CFE, the national power authority. However, additional lines can be built from the Camargo II power plant near Santa Rosalia de Camargo, approximately 75 km to the northeast, utilizing the same corridor. The CFE is studying power alternatives, design and a cost analysis for the project.

Figure 5-1: Cordero Location and Access

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6                    HISTORY

The small scale, shaft entry, surface open stopes and underground mining of narrow (1-meter widths) high grade silver, gold, zinc, lead veins date back to the 17th century. There are about 40 shallow shafts at Cordero of which about six are currently being mined. Some of the mine dumps constitute mineable ore that is hand sorted and shipped along with current underground production to the community mill just south of Hidalgo del Parral. The mined ore is and has been, mostly hand sorted direct shipping material. Remnants of a single six cell floatation mill built by ASARCO remain at La Luz mine, but no tailings exist, which indicates limited mill use before the mine closed.

The district has a reputation for abundant underground water and pumping efforts are evident at La Ceniza and South Shaft mines, which were unsuccessful according to local miners. The local miners report that most of the shafts penetrate to the water table at depths of 50-80 meters and most go no deeper. There are no reliable historical production mining records known.

Prior to the present Levon exploration program for bulk tonnage silver, gold, zinc and lead deposits, modern exploration has focused on:

1.	Narrow, high grade vein and intrusive contact deposits within the Cordero Dome and La Ceniza Stock.

2.
Bulk tonnage porphyry copper and molybdenum potential within and near the Sanson stock at the northeast end of the Cordero Belt and gold skarn and porphyry deposits in the southwestern most stock of the Porfida Norte Belt by Penoles in 2000.

Available exploration records for the above study are incomplete, though recently Levon has gained access to some of the Penoles porphyry exploration results. The following summary relies on local miner reports and piecing together some past drill core and hole locations that have been found at the property.

6.1                 CORO MINERA EXPLORATION ACTIVITIES

Francisco Armenta and Juan Manuel Viveros, exploring in Mexico for Coro Minera, a wholly owned subsidiary of Valley High Ventures, Ltd. (VHV) first recognized, the possible silver and porphyry related bulk tonnage potential of the Cordero mineralized area in 2006. This was based on a property examination which followed up on a description of the mineralization from industry contacts. It took a year to negotiate agreements with claim owners and surface rights agreements over the main part of the historical district. At about the same time the agreements were concluded, the surrounding land came open to staking, and it was staked by Coro Minera.

From 2007 to 2008, Coro Minera completed geologic mapping, rock sampling, a soils grid and a series of five trenches centered over the Sanson Stock, La Ceniza Stock, and the Cordero Dome. Coro Minera compiled the available project data and located some of the existing drillhole collars in the field. They also found and cataloged historical core stored in various adobe mine buildings around the property.  The salvaged core was scientifically re-boxed, preserving the core run blocks and remarking the new boxes to match the original boxes when possible. The historical core was re-logged and it was discovered that much of the core was not split, even though it was mineralized with megascopic sphalerite and galena, veins, crackle breccias, including polymictic breccias and disseminations. Logging also revealed there were large gaps of missing core in many of the salvaged core holes.

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Coro Minera split and sampled the remaining historical core and documented several wide bulk tonnage intercepts of silver, gold, zinc and lead mineralization, which they interpreted as evidence of bulk tonnage deposit potential. Geologic tours by VHV management of some of the rare cross cuts among veins in the accessible underground mine workings lead to the impression that no mineralization was present in wall rocks adjacent to the veins (Juan Manuel Veveos, personal communication to Vic Chevillon, February, 2009).

By 2009, VHV dropped about 50% of the staked mining claims and later decided to seek a joint venture partner for the property to carry on exploration. VHV submitted a brief property summary to Levon in early January, 2009. Levon negotiated the framework of a joint venture agreement on the basis of the report and conducted a two day field visit January 16 and 17, 2009.

6.2                 LEVON EARLY EXPLORATION ACTIVITY

On January 16, Levon recognized potential porphyry controls on outcropping silver, gold, zinc and lead mineralization, in the historical core and on several of the historical mine dumps. The main part of the district appeared to be hosted by a felsic volcanic dome with at least one poorly exposed mineralized stock to the northeast in the area now named the Sanson Stock (Figure 1-2). The existence of a possible porphyry belt was also projected, based on the large scale geology reconnaissance around the mine workings.

On January 17, 2009, Levon recognized diatreme breccia in isolated outcrops in an arroyo near a water well where reports of visible silver minerals by a local miner who had deepened a well by hand to reach water. Fine grained galena and sparse galena veins were exposed in the well spoils pile. Outcrops in an arroyo within 10 meters of the water well expose breccias that are cut by limonite stained, rusty weathering carbonate, and quartz veinlets. The breccias exhibit diagnostic diatreme breccia textures and appear mineralized (Chevillon, 2009). The breccias contain polymictic clasts (rhyolite, dacite, limestone, limey mudstone), which are poorly sorted and set in a similar matrix material that grades to rock flour sized particles. The outcrops had not been visited, mapped or sampled by VHV. Diatreme breccias are key mineralized host rocks types, (as noted at other recent Mexican bulk tonnage deposits). The geology of the Cordero outcrops in the projected porphyry belt geologic setting recognized the previous day lead to the ultimate recommendation for Levon to pursue a Joint Venture (JV) on the property.

Levon and VHV completed the JV negotiation and signed a letter of agreement and Levon returned to the property by February 4, 2009 and began JV fieldwork. Levon was the project operator controlling how all exploration monies were spent (by a verbal understanding with VHV) from February 4, 2009.

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Large scale, early reconnaissance mapping led to re-staking all available lands in August 2009, which doubled the land position to about 20,000 hectares (Figure 1-2). The staking was guided by geologic mapping, which defined the existence of two large scale belts of porphyry mineralization showing the Porfida Norte Belt and the Cordero Belt.

Levon focused detailed exploration in the Cordero Belt in the southern portion of the Cordero Project claim holdings (Figure 1-2). The exploration program included geologic mapping, additional soils and rock chip sampling, an initial 3D induced polarization (IP) survey and Phase 1 core drilling (Figure 6-1). Phase 1 drilling started in July, 2009 and included eight holes (19,680 m). Holes C09-3, C09-5, C09-8 intersected significant grades and widths of bulk tonnage silver, gold, zinc and lead mineralization (NR November 3, 2009) in two of the recognized Tertiary intrusive centers within the Cordero Belt. Hole C09-5 was the discovery hole (September 25, 2009) in the Pozo de Plata Diatreme and is located 500 meters northeast of the outcrops where the diatreme was first recognized (January 17, 2011). Hole C09-8 intersected porphyry-style, disseminated and stockwork vein mineralization 1.3 km northeast of C09-5 in an eastern part of the Cordero Felsic Dome complex (Figure 6-1).

Additional exploration activities are described in Section 9.

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Figure 6-1: Cordero Drill Hole Index Map of Three Phases Of Core Drilling.

6.3                 PRODUCTION HISTORY

A variety of shafts, holes, drifts, and cross-cuts are preset on the property and have been the source of production in the past. Small scale mining is currently taking place on the property with hand-sorted ore being shipped to Hidalgo del Parral for processing.

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7                    GEOLOGICAL SETTING AND MINERALIZATION

7.1                 REGIONAL GEOLOGY

The Cordero Project is situated about 20 km east of the eastern most foothills of the Sierra Madre Occidental Volcanic Province within a western corridor of the Basin and Range Province. Locally, the Basin and Range normal faults typically display minimal offset (less than 10 meters) (Figure 7-1) Levon reconnaissance and geologic traverses established that about 40 km further east of Cordero, block faulting with over 1,000 meters of vertical displacement occurs.

CORDERO
VALLE DE ZARAGOZA
STA CRUZ DE VILLEGAS
EL DORADO
NATURONA
HIDALGO DEL PARRAL
TALAMANTES
VALLE DE ALLENDE
ALLENDE
SN FCO DEL ORO
LOS AZULES
SANTA BARBARA
VILLA MATAMOROS
DURANGO
N
Quaternary
Tertiary
Cretaceous
Qal Alluvium
TQb Basalt flows interbeded sediments
Tsc Sediment filled Grabens
Tmv Rhyolite and Dacite
Tmgi Granitoid intrusives
Ksm Silty Sandstones and Shales in alternating bands
Kim Marine Limestone (Chihuahua Group)
Geological contact
Normal fault
Anticlinal axis
Overturned Anticline
Fault
Thrust fault
City
Town
Mine workings
Paved roads
Unpaved roads
Railway
Rivers, streams
20 km

CORDERO SANSON
REGIONAL GEOLOGY
FIGURE 4

Figure 7-1: Regional Geology of the Cordero Project. (Modified after Bailey, 2011)

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7.2                 LOCAL GEOLOGY

Levon reconnaissance mapping indicates Cordero geology is relatively simple. It is summarized as isolated, slightly eroded Tertiary volcanoes, associated diatreme breccia complexes, underlying hypabyssal Tertiary igneous stocks, and thin volcanics cut and overlie an open-folded, Cretaceous marine limestone shelf sequence. North-south trending Basin and Range normal faults cut bedded volcanics with typically less than 10 meters of offset, but most of the igneous rocks appear not to have been offset or tilted by post volcanic faults. Quaternary erosion dissected the terrain as much as 100-200 meters in river valleys, but has not dissected many of the constructional volcanic ridges and volcanic centers in the region. Some constructional volcanic topography is preserved within and around the Tertiary volcanoes.

The Tertiary intrusive centers and associated volcanoes are primarily localized in two northeast trending belts along synvolcanic northeast trending faults and fractures. Levon exploration to date has centered in the Cordero Belt in a southern area of the Cordero claim block. Reconnaissance mapping as also defined the parallel Porfido Norte Belt 10 km to the north. The Perla Felsic Dome Complex appears to be an isolated volcanic edifice preserved 5 km to the south (Figure 1-2)

Silver, gold, zinc, lead, copper, and molybdenum mineralization are associated with some of the felsic Tertiary stocks and related felsic volcanic domes and diatreme breccia complexes, and their contact zones. Mineralization appears to have occurred at and near the Tertiary volcanic paleosurface. Figure 7-2 illustrates the preserved relict volcanic topography and the present position of mineralization relative to the Tertiary paleosurface.

Figure 7-2: Surface geomorphology of partially eroded mineralized Teritiary
(Cordero foreground, Perla Felsic Dome).

7.2.1               Cordero Belt Geology

The Cordero Belt is defined on the basis of reconnaissance and detailed geologic mapping. As Levon mapping progressed, three additional intrusive centers were documented and the strike length of the Cordero Belt expanded. The Cordero Belt presently consists of six mapped igneous intrusive centers aligned within a northeast trend 15 km on strike and 3-5 km wide (Figure 1-2) and is the focus of Levon Phase 1, 2 and 3 exploration. The geology of the Cordero Belt is illustrated in Figure 7-3.

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Figure 7-3: Simplified geologic map of the Cordero Belt and Nomenclature of this report

The longitudinal section (Figure 7-4) illustrates important geologic features, geologic domains and target settings that are documented and projected from Levon geologic mapping, drilling results and geophysical and geochemical exploration results. The geologic domains over each intrusive center illustrated in the longitudinal section (Figure 7-4) are used to guide Cordero exploration and focus on the following geologic features:

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Figure 7-4: Current Cordero Belt longitudinal exploration targeting cross section

Note: Targeting exploration longitudinal section (vertical scale unknown) looking northwest.

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1.	The mapped and projected igneous intrusive centers and depth of their emplacement vary systematically through the strike length of the Cordero Belt (Figure 7-4).

•	Igneous intrusive centers are progressively deeper toward the southwest.

•	Stockwork veined granodiorite porphyry rocks mineralized with copper and molybdenum are exposed in outcrop in the northeast end of the Cordero Belt (Sanson Stock).

•	A mineralized caldera, diatreme complex is exposed in outcrop at the end of the Cordero Belt 15 km to the southwest (Molina de Viento Caldera and Diatreme Complex).

2.
Geologic mineralized showings and deposit types and targets are also systematically distributed through the Cordero Belt in the context of the porphyry exploration model that can account for Cordero mineralization, targets and metal zoning patterns.

•	Shallow porphyry targets to the northeast.

•	Shallow diatreme targets to the southwest with associated porphyry targets at depth.

3.	Metal zoning patterns through the strike of the Cordero Belt are as follows:

•	Molybdenum and copper to the northeast.

•	Silver, gold, zinc, and lead increasing to the southwest.

•	Silver, as increasing further to the southwest as reflected in surface prospects, soils data, drill hole and rock sampling data.

The Sanson Stock exposed at the northeast end of the Cordero Belt is granodiorite porphyry and contains stockwork chalcopyrite and molybdenite veins in outcrop. Peñoles explored the Sanson Stock in 2000 for porphyry and skarn-related copper deposits. The Sanson Stock is surrounded by a contact aureole of chlorite to biotite hornfels, locally cut by radial felsic dikes and fracture zones which contain a few historical prospect workings.

Further southwest along the Cordero Belt, La Ceniza Stock (named after La Ceniza mine working, the former ASARCO mine in the area) is mostly covered by limestone roof rocks primarily exposed on dip slopes. The roof rocks crop out northeast of a classic stratabound injection contact zone exposed in cross section on the slopes along the western contact zone of the La Ceniza Stock.

La Ceniza Stock roof rocks are cut by mineralized, northeast trending rhyolite and dacite dike swarms and small felsic domes. Past mines and prospects expose narrow (1-3 meters) vertical northeast-trending mineralized vein structures that supported production of silver, gold, zinc, lead from open stopes up to 500 meters long. Northeast-trending dikes are also exposed in the workings and surrounding outcrops. Replacement mineralization is exposed on many of the mine dumps along with stockwork, porphyry-style silver, gold, zinc, and lead mineralization locally.

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The Cordero Felsic Dome complex is the next intrusive center to the southwest along the Cordero Belt. Most active mines and prospects are exposed along the margins of the dome complex in older, border lithofacies rhyolites and the Cordero Dome’s border lithofacies are cut by younger rhyolites and dacites in a central, nested, composite lava dome unit that forms the “volcano-shaped” peaks of the Cordero Dome (Figure 7-2). Mapping reveals the older border lithofacies rhyolites and dacites also consist of nested composite mineralized stocks of rhyolite and dacite cut by granodiorite porphyry, often with mineralized contact breccias.

The intrusive geology of the Cordero Dome Complex represents the transition from intrusive to extrusive composite igneous rocks and is basically fossilized igneous breccia in a complex intrusive/extrusive dome geologic setting. Drill results establish that the dome complex is mushroom-shaped, locally resting on Cretaceous limestone. The detailed alteration zoning patterns are not clearly defined due to the complexity of the overlapping intrusive, mineralization and alteration events.

Porphyry-style disseminated and stockwork-vein mineralization and some high grade vein and contact replacement mineralization characterize the composite Cordero Dome Complex. These rocks host the Cordero Porphyry Zone, which includes the eastern two thirds of the present Cordero mineral resource described in this report.

The Pozo de Plata Diatreme is the fourth intrusive center further southwest along the Cordero Belt. The Pozo de Plata Diatreme hosts the western third of the resource. Drilling reveals the Pozo de Plata Diatreme is a northeast trough-shaped body (800 x 800 x 400 meters) which envelopes a northeast-trending composite dike swarms of mineralized rhyolite and dacite which have themselves, been incorporated into the diatreme breccia, by multiple gas charged brecciation and milling, events as revealed in the crosscutting relationships displayed in the core. Diatreme breccias are distinguished from intrusion breccias and igneous pebble dikes by their breccia matrix material. Diatreme breccias have milled, poorly sorted, ground up rock flour matrix with the same textures and fabric at the smallest scales, as the milled diatreme breccia texture of the diatreme body itself, at the outcrop scale. Lithofacies mapping within the diatreme establishes entirely gradational contacts between limestone clast and rhyolite and dacite clast diatreme breccias. The gradational contact zones are important features within the diatreme body controlling high -grade mineralization. The Pozo de Plata Diatreme is mapped within a circular area about 1 km in diameter.

The Dos Mil Diez Diatreme complex is the next and fourth intrusive center to the southwest along the Cordero Belt and is about 2 km in diameter. The diatreme was discovered by geologic field traverses over color anomalies identified by inspection of a Quickbird satellite image of Cordero in January, 2010. The Dos Mil Diez Diatreme is characterized by clustered, small felsic domes and dike complexes, which are occasionally mineralized and large domed limestone xenoliths surrounded by diatreme breccia. Local exposures of manganese-stained calcite hot springs terrace-type deposits and mushroom-shaped felsic domes resting on Cretaceous limestone within the complex, are evidence that the present topographic surface is likely very near or at the surface of emplacement of the diatreme complex. Surface geology indicates large blocks of limestone roof rocks partially cover the Dos Mil Diez Diatreme Complex.

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At the southwest end of the Cordero Belt the Molina de Viento Caldera and Diatreme Complex has been recognized with follow up mapping being planned. The Caldera has an associated, rhyolite ash flow tuff sequence that is about 30 meters thick. Several diatremes have been recognized to date, containing some mineralized clasts, including a molybdenite-bearing veined clast that was collected from a poorly exposed circular subcrop area. Diatreme contacts cut the ash flow sequence locally and are enveloped by strong propylitic alteration. One small outcrop area of dacite porphyry has been mapped in the center of the caldera and may represent a shallow intrusive center of the complex.

7.2.2              Porfido Norte Belt Geology

The Porfido Norte Belt is not well characterized and is defined only on the basis of about 10 man-days of geologic traverse mapping and orientation rock sampling. The Perfido Norte Belt is about 7 km on strike and 2 km wide (Figure 1-2). The unnamed stock in the southwest of the Perfido Norte Belt is altered and iron stained dacite and granodiorite porphyry surrounded by a contact aureole of marble and biotite to chlorite hornfels developed in the Cretaceous limestone country rocks. Peñoles explored the intrusive for contact skarn deposits in the past. Several historical small prospect pits are present within the stock and the showings in surrounding country rocks.

To the northeast, a small, locally iron-stained Tertiary felsic volcanic dome complex cuts through Cretaceous limestone country rocks and is unconformably overlain by mafic (andesitic), flat-lying Tertiary volcanic flows, which are about 50 meters thick. Traverses across the volcanics indicate the present upper topographic surface of the volcanics is most likely the depositional paleosurface of the flows. Field evidence includes pressure ridges and Pele’s tears locally well exposed on the surface.

Arroyos have partially dissected the flat -lying volcanic flow sequence 1 km further northeast and expose hydrothermally altered, Tertiary felsic volcanics, a Tertiary conglomerate unit at the base of the flow sequence and Cretaceous limestone country rocks along arroyo banks. A distinctive basal conglomerate at the bottom of the volcanic sequence, resting unconformably on limestone basement rocks contains some mineralized volcanic clasts and may be mineralized itself in some matrix material. This iron-stained unit and the erosional exposure of Tertiary rocks require additional mapping and sampling to properly document the geology and any contained mineralization. Other iron-stained felsic volcanics are exposed beneath the volcanics 1km farther east.

7.3                 MINERALOGY OF THE DEPOSITS

Argentiferous galena, sphalerite, and pyrite mineralization is present in each of the six intrusive centers of the Cordero Belt recognized to date. Chalcopyrite, and molybdenite mineralization is present mostly in the Sanson stock at the northeast end of the Belt. Silver, gold, zinc, lead, copper and molybdenum mineralization ranges from high grade vein and replacement mineralization to mostly bulk tonnage disseminated and stockwork vein mineralization.

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7.3.1              Cordero Belt Mineralization

Within the Pozo de Plata Diatreme and Cordero Porphyry Zone discoveries and the newly recognized La Ceniza Porphyry target drill results document four types of mineralization:

•
Type 1: Diatreme breccia hosted silver, gold, zinc and lead bulk-tonnage mineralization consisting of mineralized massive sulfide and replacement sphalerite and galena clasts, disseminated to massive breccia matrix and the breccia cut by massive sphalerite and galena veins

•	(Figure 7-5).

Figure 7-5: Diatreme breccia type mineralization.

Brown mineral is sphalerite as clasts, vein fill and disseminated mineralization. Generally intergrown with galena veins and disseminated grains (not clearly visible in slides). Note the general lack of abundant gangue minerals within and near sulfides. Abundant rusty weathering carbonate alteration minerals disseminated in rock. Diatreme breccia is polymictic with rhyolite, dacite and limestone clasts set in a rock flour breccia matrix. Clasts range from angular to well-rounded and are poorly sorted.

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•	Type 2: Massive intergrown galena, sphalerite and pyrite, replacement mineralization (manto style) after limestone country rocks

•	(Figure 7-6).

- Discovery of high grade replacement type mineralization at north edge of present diatreme drill grid
- Intergrown, near massive galena (silver gray), sphalerite (brown)
- 26 m grading 410.1 g/t Ag, 1.057 g/t Au, 2.92% Zn, 7.06% Pb

LEVON

Figure 7-6: Manto replacement mineralization after limestone

On the right is high grade, intergrown, galena, sphalerite and pyrite, nearly massive sulfide with a few relic bedded limestone features locally preserved. The pictured core is from hole C10-131in the northern contact zone of the Pozo de Plata Diatreme. Manto mineralization also is encountered in some holes in the Cordero Porphyry Zone in contact areas with limestone.

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•
Type 3: Porphyry-style silver, gold, zinc and lead disseminated and stockwork veining sulfides (sphalerite, galena and pyrite) hosted with biotite and chlorite contact hornfels and within rhyolite, dacite and granodiorite porphyry host rocks. Mineralization within intrusive rocks is commonly hosted by porphyry style potassic alteration and phyllic alteration assemblages often within the contact zones of the two alteration assemblages, particularly where the assemblages overlap through incomplete pervasive alteration, gradational contact zones (Figure 7-7).

Figure 7-7: Porphyry type mineralization

This mineralization is seen in pervasive, disseminated mode (upper left) and vein and disseminated galena and sphalerite (lower right). The core is from within the Cordero Porphyry Zone which also locally contain manto replacement showings. Example of current small scale mining operations which penetrate to the water table along 1 meter wide veins. Cut-off grade is 1 kilo/tonne silver and the ore is hand sorted and trucked to the community floatation mill in Parral for processing.

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•
Type 4: High-grade vein swarms mined in historic and current underground workings. One meter wide with intergrown galena, sphalerite, pyrite and occasionally tetrahedrite. Minor rusty weathering carbonate, calcite, barite gangue minerals locally cut by late, barren jasperoid occasionally (Figure 7-8).

Figure 7-8: High-grade vein type mineralization

Example of current small scale mining operations which penetrate to the water table along 1 meter wide veins. Cut-off grade is 1 kilo/tonne silver and the ore is hand sorted and trucked to the community floatation mill in Parral for processing.

Crosscutting relationships of mineralized rocks document multiple pulses and very complex mineral paragenesis in all mineralized rock types. In the Pozo de Plata Diatreme for example, seven paragenetic episodes of mineralization are evident. Multiple veining episodes cut disseminated mineralization and in turn are cut by diatreme brecciation and mineralization with the matrix of the breccia. The diatreme breccia itself is cut by massive sphalerite and galena veins. In porphyry (Type 3) mineralization, multiple episodes of veining are documented by cross cutting and offsetting veins of contrasting mineralogies.

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7.3.2              Cordero Belt Alteration

In the Cordero Porphyry Zone mineralization, mapping of hypogene mineralization in the drill core reveals hydrothermal alteration assemblages within igneous host rocks that are typical of porphyry deposits. Assemblages include typical green argillic, argillic, propylitic, phyllic and potassic alteration assemblages which occur both as vein selvages and as pervasive alteration of the host rock. Limestone country rocks range from relatively fresh, unaltered limestone away from intrusive to chlorite and biotite (and locally potassium feldspar rich) hornfels and rarely garnet skarn near intrusives.

On a larger scale, a second near-surface (above 250 m) rusty weathering carbonate-rich alteration and hydrothermal silica-deficient assemblage is present that can be mapped in core across the 1.5 km width of the north-south trending Cordero Porphyry Zone. It appears that rusty-weathering carbonate (iron, manganese, magnesium carbonate species) proxies for silica in the near-surface alteration assemblages and forms discordant units above the more conventional porphyry-style alteration (with silica) at depth in the system.

The carbonate-rich alteration assemblages are interpreted as indirect evidence of carbon dioxide-dominant mineralization high in the hydrothermal system in the felsic dome environment, with more conventional silica-rich, porphyry mineralization and alteration assemblages at depth (below 250-500 meters) where the lithostatic load was sufficient to hydrofracture the rocks in a more conventional intrusive porphyry mineralization setting.

Alteration within the Pozo de Plata Diatreme mineralization is dominated by rusty weathering carbonate-rich, hydrothermal silica-deficient, argillic and phyllic alteration similar to the upper elevation alteration assemblages in the Cordero Porphyry Zone 1.3 km to the east. Limestone country rocks and limestone-rich diatreme breccia lithofacies typically appear relatively fresh and unaltered, even in the contact zones of the rhyolite and dacite breccia dikes swarms. The fresh, unaltered limestone is interpreted to be additional evidence of a carbon dioxide-rich alteration and mineralization environment directly associated gases responsible for the diatreme brecciation, which appears to have occurred before and during mineralization. The limestone country rocks were likely in equilibrium with carbon dioxide-rich pneumatolitic fluids that formed and mineralized the diatreme.

Calcite veining common in the limestone seems to be independent of the map distribution of the Tertiary intrusives property-wide and is interpreted as a diagenetic feature.

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7.4                 ORE TYPES FOR PROCESS METALLURGY

The identified ore types have differences in style and relationship between the ore minerals and the host rock. However, the different styles of mineralization appear to be fairly consistent in terms of mineralogy. Metallurgical samples selected for testing, as reported in Section 13, were chosen to represent a wide variety of ore types and host-rock relationships. Testing did not reveal any significant differences in recovery or processing style among the different ore types (Section 13).

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8                    DEPOSIT TYPES

The mode of mineralization in the Pozo de Plata Diatreme, the Cordero Porphyry Zone and the La Ceniza Porphyry Target incudes bulk tonnage porphyry mineralization textures, alteration assemblages and alteration associations that suggest a porphyry-style mineralizing system. Sphalerite, galena, pyrite and some deep, younger copper mineralization (rarely molybdenite), are present as disseminated and stockwork veins in porphyry host rocks and in hornfels. Locally garnet skarn contact mineralized zones are present around the intrusives. The association of mineralized intervals with potassic and phyllic alteration assemblages and zones are typical of porphyry mineralization.

The IP geophysical signatures of the property indicate disseminated sulfide bodies that correlate with mapped intrusive centers at depth and are confirmed by drilling to correlate with porphyry-type disseminated and stockwork vein mineralization that yield such IP signatures.

Local high-grade manto replacement-type lead and zinc mineralized bodies have been found (boreholes C10-31, C10-46, C11-113, Appendix C) in the contact zones of mineralized diatremes and in the contact zones of mineralized porphyry stocks.

The present mineral resource characterizes mineralization within the Pozo de Plata Diatreme, Josefina Mine Zone and Cordero Porphyry Zone within the Cordero Felsic Volcanic Dome complex. These mineralized zones are spatially and geologically connected.

The Pozo de Plata diatreme-hosted mineralization is highest in grade along the margins of dacite and rhyolite breccia dike complexes incorporated into the diatreme by diatreme-style brecciation that appears to have occurred during mineralization. The breccia dikes are clearly the source for some of the mineralization in the diatreme and are evidence of intrusive controls on mineralization. Manto-style replacement mineralization is present in the contact zones of the Pozo de Plata Diatreme body. The diatreme mineralization is ultimately cut by veins of massive sphalerite and galena, which connote pneumatolitic mineralization in the upper reaches of a volcanic porphyry system.

Mixed diatreme- and porphyry-style mineralization is exposed through the Josefina Mine Zone mineralization which connects the Pozo de Plata Diatreme with the Cordero Porphyry Zone.

Porphyry-style disseminated and stockwork vein, argentiferous galena, sphalerite, pyrite mineralization within pervasive potassic and incomplete pervasive phyllic alteration characterizes most mineralization within the Cordero Porphyry Zone. Some diatreme dike mineralization is locally present. Manto replacement mineralization is locally present in intrusive contact zones with limestone country rocks within the Cordero Porphyry Zone.

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9                    EXPLORATION

Exploration activities being actively pursued at the Cordero Project include mapping, rock chip and soil sampling, geophysical exploration, and on-going core drilling. More recently, the scope of exploration activity has expanded to include the Porfido Norte Belt and the Perla Claim to the southwest. In addition to continued definition of the Cordero resource, additional targets along the Cordero Belt are being drilled.

Initially, detailed exploration activity by Levon primarily focused on the Cordero Belt in the southern portion of the Cordero Project claim holdings as the most obvious outcropping bulk tonnage targets. The exploration program included geologic mapping, additional soils and rock chip sampling, an initial 3D induced polarization (IP) survey and core drilling. Follow-up detailed geologic mapping began near the mines and isolated outcrops of recognized diatreme breccia to the southwest using a custom-ordered QuickBird, natural color processed satellite orthophoto base map with ground resolution of 60 cm pixels (Perry, 2009). The Cordero Belt was divided into a number of intrusive centers and diatreme complexes from the Sanson Stock in the northeast to the Molina de Viento Diatreme Complex in the southwest (Figure 1-2).

Rock chip sampling was conducted concurrently with geologic mapping and was followed by trenching, road cut sampling, and soils grid sampling across suspected mineralized areas. Trenches and road cuts were geologically mapped and sampled continuously through 5-meter intervals. Pozo de Plata Diatreme surface sample results reveal 345- and 715-meter intervals mineralized with lead, zinc, silver, and gold with potentially economic grades of mineralization.

The Cordero project is being conducted with the benefit of 3D data in real time, in effect fulfilling an idealized advanced electronic office concept applied to minerals exploration in the field. This approach optimizing drill targeting and exploration results, not possible with conventional paper copy exploration in terms of accuracy and speed. Drilling, geologic, geochemical and geophysical data of the Cordero project is imported into the Cordero 3D Exploration Model, then integrated and analyzed daily in the field for targeting using state-of-the art GOCAD® (Mira Geoscience, www.mirageoscience.com) pattern recognition software adapted to mining from the petroleum industry. This approach provides the capability of using spatial pattern recognition and correlation of data from various types and sources. The approach eliminates the need for conventional cross sections, which typically distort the actual data onto a 2D plane.

Drilling to date has been conducted in four phases (Figure 9-1), as described in detail in Section 10. Phase 1 drilling began in July 2009 and consisted of eight boreholes, drilled to an aggregate depth of 2,843 m. Phase 2 drilling began in October 2009, consisting of 52 boreholes drilled to an aggregate depth of 19, 680 m. Phase 3 drilling began in January 2010. Results presented in this report include Phase 3 drilling to June 1, 2011, which totals 160 boreholes. Phase 3 drilling ended with a total of 183 boreholes. Phase 4 drilling began in November 2011 with borehole C11-184 and is ongoing.

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First Cordero Resource
Modeled Stage 4 Pits
43-101 Scoping Study January, 2012
Cordero Porject
Levon Resource, Ltd
Chihuahua, Mexico
Explanation
Controids of First Resource blocks (>US$8 NSR cutoff)
(21Jul11 Levon news release)
Drill hole used to calculated 21Jul11 resource
(holes thorugh C11-160)
Stage 4 Pits
1 km grid
N
W
E

Figure 9-1: Stage 4 Cordero Mineral Resource Map

9.1                 GEOPHYSICAL EXPLORATION

SJ Geophysics, Vancouver, conducted an initial 3D IP survey over the Pozo de Plata Diatreme, Cordero Felsic Dome, La Ceniza Stock, and completed 3D inversions on the data for interpretation. Three independent geophysicists interpreted the data (SJ Geophysics, Frank Fritz, Terry White) and laid out proposed drill holes based on the IP data and summary geology. Rather than submitting formal reports the geophysicists forwarded interpretive digital files and recommended drill holes that were incorporated into the Cordero 3D Exploration Model and influenced the design of the drilling programs.

McGee Geophysics of Reno, NV completed ground-based gravity surveys over the Pozo de Plata and Dos Mil Diez diatreme complexes. Terry White, Rock Geophysics, Reno, NV, conducted 3D inversions on the gravity data, which were integrated and jointly interpreted with soil sampling and geologic mapping results in the 3D GOCAD exploration model.

Aeroquest Geophysics of Mississauga, Ontario, Canada completed airborne magnetometer, electromagnetic (EM) and radiometric surveys over the entire Cordero Belt (Aeroquest, 2010). SJ Geophysics completed 3D inversions on the Aeroquest airborne magnetometer data. They were also contracted to complete 3D IP surveys over the Molina de Viento, Dos Mil Diez, Pozo de Plata, Cordero Dome, and La Ceniza Stock including 3D inversions of the data (Zayonce, 2011).

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All the project exploration data are compiled in 2D GIS (MapInfo) and a 3D integrated exploration model using the GOCAD model including the Mira Geoscience Mining Utility. The data compilation, integration, modeling and interpretation are concurrent with the project progress, generally on a daily basis, which provides optimum, near real time utilization to guide and optimize drilling.

9.2                 ACTIVE TARGETS FOR EXPANSION OF RESOURCES

Numerous active targets for expansion of resources are being pursued on the Cordero project. Targets include mine-scale targets in outlying areas and those contiguous (and within) the modeled pit for the defined resource. The resource reported by IMC (2011) was within a series of floating cones that were capable of being mined by open pit methods. The resource was limited in certain areas by lack of information, rather than by barren drill holes, and is open to expansion. Additional drilling is underway to test these areas. Several additional targets in the Cordero Belt and in the Porfido Norte Belt are being pursued, as described in Sec. 9.1.2.

9.2.1              Expansion of Resources in Contiguous Areas

An important feature of the resource (IMC, 2011), which was calculated entirely within a modeled open pit shape, is that the resource was not closed off by delineation drilling within the modeled open pit as illustrated in Figure 9-1and is open to expansion. Some of the “waste” reported in the pit in the resource is simply untested. Areas within the pit limits that haven’t been drilled require testing to determine the presence or absence of mineralization, which carries the potential of expanding the resource.

Resource expansion targets includes offset and step out holes from existing holes in the Cordero resource within the Pozo de Plata Diatreme, the Josefina Mine Zone and Cordero Porphyry zone (Figure 7-3). The assay results from these hole have been forwarded to IMC February 11, 2012 for their work on the updating the resource, which is in progress.

Resource expansion also included exploration drilling in the La Ceniza Porphyry target immediately northeast of the resource (Levon news release of June 21, 2011). The La Ceniza porphyry target was defined on the basis of resource blocks within borehole C11-115 which cut into an well-defined IP anomaly that formed a crude donut shaped body within the La Ceniza stock. Such IP anomalies are typical in the mineralized shells of many porphyry deposits. A total of 15 exploration holes were drilled in the La Ceniza Porphyry target, which is about 2 square kilometers, to a maximum vertical depth of 1,000 m. The drill holes encountered silver, gold, lead, and zinc mineralization, often from surface. At depth a newly recognized, younger copper-molybdenum porphyry system was intersected, which not exposed at the surface. The copper and molybdenum system is hosted by a granodiorite porphyry that is only present in the lower portions of the La Ceniza exploration holes. The drillhole assay results though appear to partially cut off the resource to the east. The drillhole assay results were forwarded to IMC February 11, 2012 for a resource update, which is now in progress.

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9.2.2              Outlying Mine Scale Open Pit Targets

The Cordero resource (IMC, 2011) is contained within a central part of the Cordero Belt in the southern portion of the property (Figure 7 -3). Levon has defined this porphyry belt on the basis of exposed mineralized stocks, known from past mining and exploration, and diatremes identified by Levon geologic mapping. The Cordero Belt trends northeast and encompasses six Tertiary intrusive igneous centers cutting Cretaceous, interbedded limey mudstone and siltstone country rocks. The Cordero Belt measures 15 kilometers on strike and is 3 to 5 kilometers wide. Subvolcanic, mineralized stocks are exposed in the northeast part of the Cordero Belt with higher-level, mineralized volcanic diatremes are exposed to the southwest as illustrated in Figure 7-4.

Mine-scale exploration targets away from the resource within the Cordero Belt include the diatremes and some felsic domes that have been identified by geological mapping and characterized by geochemical surveys (rocks, soils on 100 meter grids) and geophysical surveys by leading contractors using state of the art techniques and equipment (ground gravity, air magnetics, radiometrics and EM, 3D IP and a current MT survey in progress).

Seven targets have been defined in the Cordero Belt and Perla Dome with several initial drill hole completed in the Cordero Belt targets. The exploration drill results have locally intersected mineralized intervals and key mineralized diatreme and dike rocks and warrant exploration follow up. No economic metal grades have been encountered to date.

Narrow gold intercepts have been intersected in several holes with in the Dos Mil Diez central diatreme target (news release of April 7, 2010) and have not yet been followed up with additional drilling. Hole C11-197 within a covered portion of the Dos Mil Diez Diatreme complex intersected proximal vent-facies diatreme breccia similar to the Pozo de Plata host rocks, but only weak zinc-silver mineralization. The MT survey now being interpreted is designed to document diatreme feeders that are thought to be the centers of mineralization with the diatreme complex for drill testing  (Figure 7-4).

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Two mine scale targets are located in the Molina de Viento Caldera-Diatreme complex at the southwest end of the Cordero Belt (Figure 7-3). Initial holes within an IP anomaly beneath farm fields in the target yielded low-grade galena and sphalerite occurrences that warrant additional target definition and drilling follow up. Presently a deep-looking MT survey is underway in the area with the initial results being integrated with IP, geology and geochemical data for drillhole recommendations.

The Perla claims are located 5 km south of the main Cordero claim block (Figure 1-2) and cover an outlying mineralized felsic volcanic center (barely eroded volcano). Several gold-silver vein prospects are exposed in the rhyolites. Detailed geologic mapping, rock and soils sampling is underway at Perla and a 3D IP survey by SJ Geophhiscs, Vancouver has been completed in February and is now being interpreted and integrated with the surface data to set drilling targets and priorities.

Outside the Cordero Belt a gold target in the Porfido Norte Belt was identified in late 2011. Drilling follow up confirmed the presence of geochemically anomalous gold, but no bulk tonnage quality intercepts were encountered.

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10                  DRILLING

The Cordero mineral resource is based exclusively on Levon core drilling data through hole number C11-160 (160 holes for 64,771 meters of core). The drill plan and trace of the drill holes is shown on Figure 10-1. A majority of the holes are drilled either in a northerly or southerly direction, particularly in the Pozo Diatreme, which is more densely drilled than other areas.

The core drilling was conducted by HD Drilling, Mazatlan, Mexico on a contract basis using best drilling industry practices. All holes were collared with HQ diameter core and a few holes in the Cordero Porphyry Zone had to be reduced to NQ diameter core in areas of bad ground conditions or to increase the depth penetration of the drills.

Eight widely spaced initial exploration core holes were recommended for Phase 1 drilling, which started in July 2009. The drilling objective was to drill three discovery holes (economic metal grades of bulk tonnage mineable widths) in three separate intrusive centers (Pozo de Plata Diatreme, Cordero Felsic Dome, La Ceniza Stock). Three discovery holes were drilled (C09-3, C09-5, C09-8) in the Pozo de Plata Diatreme and the Cordero Porphyry Zone on the eastern margin of the Cordero Felsic Dome. Holes C09-3, C09-5 and C09-8 intersected significant grades and widths of bulk tonnage lead, zinc, silver, and gold mineralization in two of the recognized Tertiary intrusive centers within the Cordero Belt (Figure 6-1). Hole C09-5 was the discovery hole (September 25, 2009) in the Pozo de Plata Diatreme and is located 500 meter northeast of the outcrops where the diatreme was first recognized. Hole C09-8 intersected porphyry-style, disseminated and stockwork vein mineralization 1.3 km northeast of C90-5 in an eastern part of the Cordero Felsic Dome complex.

On the basis of Phase 1 drill results, Levon began Phase 2 exploration in October, 2009, which included continuing geologic mapping, soil and rock chip sampling, and 19,680 meters of core drilling in 52 holes. Levon vested in the JV as 51% owner and operator by completing all work commitment expenditures (CND$1.25 million) by January, 2010.

Phase 2 drilling included close spaced (50-meter) grid drilling in the Pozo de Plata Diatreme to test projected mineralized extensions of hole C09-5 drill intercepts and offset extensions of hole C09-8 mineralized intercepts on a 100- to 200-meter drill grid in the Cordero Porphyry Zone. Outlying exploration targets were also tested, which lead to discovery holes being drilled in the Josefina Mine Zone (centered on hole C09-23) between the Pozo de Plata Diatreme and Cordero Porphyry Zone.

Phase 3 exploration began January 2010 and concluded in October 2011. Phase 3 included continued geologic mapping, soils and rock chip sampling, geophysical surveys over the Cordero Belt and 59,000 meters of scheduled core drilling. Phase 3 drilling included both exploration drill holes in newly recognized mine-scale targets and offset, delineation drilling in the three discoveries. Levon adjusted the Phase 3 grid delineation drilling in the Pozo de Plata Diatreme and Cordero Porphyry Zone mineralized areas according to IMC recommendations (April 18, 2011). Levon also contracted IMC to complete a NI 43-101 compliant mineral resource utilizing the then current and projected Phase 3 drill results (160 holes to June 1, 2011, the cut-off date for the resource calculation).

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Figure 10-1: Drill Hole Locations

Phase 4 drilling is ongoing on the property to evaluate extensions to the deposits and add infill drilling. Drilling used for the reported mineral resource was completed on contiguous drill grids within each of three discovery zones: 1) Pozo de Plata Diatreme (50- to 125-meter hole centers) 2) Cordero Porphyry Zone (100- to 300-meter hole centers) and 3) Josefina Mine Zone (100- to 125-meter hole centers). Grid spacing of holes depended on the type of bulk tonnage geology being tested (Diatreme and Porphyry type mineralization) and the need to document the geometry and continuity of each type.

All three discovery zones are hosted in the upper levels of a felsic volcanic dome complex and drill hole geology reveals mineralization accompanied and even postdates dome emplacement. This mineralization complexity is reflected in the drill core at a scale smaller than the grid drilling scale. Continuity among drill holes, except grade and some alteration assemblages, is rare. An exception may be the footwall limestone country rocks of the Pozo de Plata Diatreme. But since the Diatreme contains large clasts of limestone, early holes that were ended in just a few meters of limestone may still be well within the Diatreme in limestone clasts.

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10.1               Core Handling Procedures

Wooden blocks are marked with hole depth in meters for each core run recovered from the wire line core barrel. The marked wooden blocks are inserted in the returned core at the corresponding hole depths and the drill boxes are marked with from and to depth in meters to the nearest centimeter (cm). Faults and broken ground, which are generally a rare feature, are typically marked on the blocks.

The core is transported to the core logging facility and the boxes laid out on the ground, washed with a hose and photographed wet and dry for a complete core record of all holes. Core recoveries are estimated by measuring between wooden core blocks and calculating percentage of recovered core for each drill run.

The core is mapped and logged in detail utilizing a core layout approach. Core was laid out on the ground as the drill holes would appear on drill sections through each mineralized zone to best document any lithologic, alteration or mineralization geologic correlations among holes. The drill data are imported into 3D GoCad pattern recognition software for geological modeling and geochemical zoning.

The core is sawed lengthwise and sampled continuously through 2-meter intervals.

10.2               Drill Hole Database

The borehole database is assembled by Levon and provided to IMC for use in developing the mineral resource estimate. Appendix B is a list of the drill hole collar coordinates and down hole survey information by hole.

Appendix C is a list of the drill hole intervals which Levon has released in press releases.

The core recovery is generally good, averaging 95+%, with very few intervals of poor recovery. The orientation of the mineralization is typically unknown and true widths of mineralization are unknown at this time. Composited assay intervals (Appendix C) are borehole intercept widths; true widths are not known.

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11                  SAMPLE PREPARATION, ANALYSES AND SECURITY

The Cordero drill data comes from core drilling and Levon has provided the following procedure for handling the core, logging it and preparing the samples for shipment to ALS Chemex for sample preparation and assaying.

1.
The core is drilled. Drillers put wood blocks as depth markers in the core box as they pull the core from the core barrel. Most of the core is HQ diameter (2.50 inches or 63.5 millimeter [mm] ) core, but is reduced to NQ (1.775 inches or 45.1 mm) occasionally in rare areas of bad ground, or below 800-meter hole depths to extending drilling range.

2.	The core boxes are transported from the drill rig to the Cordero core shed and laid out on the ground in the order it was drilled.

3.	The core is washed with a hose by the geologist and the geology is examined, but not touched.

4.	The core recovery is measured and recorded using the core blocks for depth reference.

5.	The core is photographed with a digital camera in the sun when possible, wet and dry.

6.
The geologist completes a Core Map (log) of the core generally within 30 minutes of when the core is first laid out and provides the Daily Core Map for scanning and manual data entry into the Master Daily Core Map spreadsheet database.

7.	The geologist then completes a more detailed Quicklog of the core and provides that for scanning and manual data entry into the Master Quicklog spreadsheet database.

8.	The core is marked by the geologist for sawing and sampling.

9.	Core is sampled continuously in 2-meter sample intervals for all core drilled.

10.
The geologist prepares the Standards and Blanks and Twin list using the Core Map and Quicklog to insert some of the Blanks (after high grade intervals for example) and standards, which are mostly randomly inserted. The core is sawed.

11.
The core is sampled. The sample Blanks are inserted in the sample stream with a normal sequence sample number in the Core Shed. Core marked for twinning is quarter sawed and each quarter sampled and included in its own separate sample bag in the normal sample sequence for analysis.

12.	The core samples are bagged in rice bags for ALS Chemex pickup at the core shed.

13.
ALS Chemex is notified for sample pickup once each hole is completely sampled and there are a sufficient number of holes to fill their sample truck. A rice bag tally sheet for each shipment is prepared for the project records for each shipment.

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ALS Chemex picks up the samples when these are ready for transfer, and the following procedure is followed for assaying of the samples.

1.	ALS Chemex takes custody of the samples and drives them to their Chihuahua labs for sample preparation. They ship the sample pulps to their Vancouver labs for analysis.

2.
ALS Chemex labs in Vancouver contacts Levon Resources Ltd when each shipment of sample pulps arrive. Levon inserts the numbered Standards into the sample stream before the pulps are analyzed by ALSChemex.

3.	ALS Chemex emails the preliminary and final lab results to Levon and we compile them into the MasterDH and ALSChemexDH spreadsheet databases.

4.	ALS Chemex emails the final signed and scanned assay certificates, which are compiled.

The Cordero database assays are run by ALS Chemex, an ISO-certified laboratory. The sample preparation and assaying procedure is:

1.	Split core samples are prepared for assaying at the Chemex lab in Chihuahua by drying and crushing to 85% minus 10 mesh, followed by riffle-splitting and pulverizing to 95% minus 150 mesh.

Assaying is performed at the Chemex lab in Vancouver, B.C. Gold analyses are performed by 30-gram fire assay with AA (atomic absorption) finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma (ICP) package using a four-acid digestion with over-limit results reanalyzed using ICP-AES (atomic emission spectroscopy).

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12                  DATA VERIFICATION

The Cordero database is maintained by Levon in a set of spreadsheets which are updated as new information is available, either from site or from ALS Chemex which is the principal assay laboratory for the Cordero project. IMC does internal checks on the database as it converts it into the IMC database software. Inconsistencies are flagged and brought to the attention of Levon for correction. As mentioned in Section 11, the assay certificates are provided to Levon electronically for incorporation into the database.

IMC has reviewed the data handling procedures and the quality assurance and quality control (QA/QC) procedures being used by Levon for its Cordero project and finds them to be within currently acceptable standards.

Split core samples were prepared for assaying at the Chemex lab in Chihuahua by drying and crushing to 85% minus 10 mesh, followed by riffle-splitting and pulverizing to 95% minus 150 mesh. Assaying was performed at the Chemex lab in Vancouver, B.C. Gold analyses were performed by 30-gram fire assay with AA (atomic absorption) finish. Silver, zinc and lead were analyzed as part of a multi-element ICP package using a four-acid digestion with over-limit results reanalyzed using ICP-AES.

The Cordero data base assays are performed by ALS Chemex, an ISO-certified laboratory. In accordance with its QA/QC protocol Levon inserts standards, blanks and duplicates approximately every 20th sample during the assaying program. The results of the standard, blank and duplicate assays through March 2011 are summarized in Appendix C. The duplicate assays, which are run on quarter-core splits, confirm that core-splitting procedures are not biasing the assay results and the standard and blank assays show no significant divergences from recommended or expected values.

Levon ships every twentieth reject sample to Activation Laboratories (ActLabs), also an ISO-certified laboratory, for check assaying. ActLabs prepares and assays fresh pulps from these rejects, so the results act as an independent check on both Chemex's sample preparation and assaying procedures. Sample preparation is performed at ActLabs in Chihuahua and assaying at ActLabs in Vancouver. ActLabs prepares the samples using substantially the same industry-standard procedures as Chemex. Gold analyses assays are fire assays with AA finish, and silver, lead and zinc are analyzed using ICP-OES (inductively coupled plasma-optical emission spectrometry).

ActLabs check assays have been received for the samples used to produce the resource. The results are summarized by assay batch in Table 12-1. For the check assays by ActLabs, IMC received the assay certificates directly, which indirectly provides a check on the original assay certificates provided by Chemex to Levon.

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Table 12-1: Summary of Check Assay Results

Batch	From Hole	Through Hole		Number of Checks	Chemex Mean	ActLabs Mean	Cmx/Act Percent
1	C09-1	C10-24	Gold	179	0.075	0.066	+ 12
			Silver	179	12.90	12.37	+ 4
			Lead	179	0.182	0.179	+ 1
			Zinc	179	0.259	0.241	+ 7
2	C10-24	C10-40	Gold	183	0.072	0.074	- 4
			Silver	183	11.39	11.34	0
			Lead	183	0.166	0.166	0
			Zinc	183	0.195	0.187	+ 4
3	C10-58	C10-77	Gold	213	0.018	0.019	+ 6
			Silver	212*	4.54	4.53	0
			Lead	213	0.078	0.082	- 5
			Zinc	213	0.219	0.218	0
4	C10-40	C10-59	Gold	202*	0.056	0.054	+ 2
			Silver	203	8.83	8.35	+ 6
			Lead	203	0.117	0.117	0
			Zinc	203	0.243	0.241	+ 1
ALL	C09-1	C10-77	Gold	777*	0.053	0.052	+ 2
			Silver	777*	9.20	8.94	+ 3
			Lead	778	0.133	0.133	0
			Zinc	778	0.229	0.222	+ 3
* High Grade Outlier Pair Discarded

IMC commonly uses a 5% mean grade difference as the threshold for an acceptable assay comparison, and of the 20 individual comparisons shown on Table 12-1 only four exceed this threshold. In three of these cases (zinc batch 1, gold batch 3, silver batch 4), the exceedance is less than 8%, and the only case with a difference exceeding 10% (gold batch 1) is largely a result of a single outlier that could reflect a data entry or sample labeling error. The mean grade difference decreases to 6% when this outlier is deleted.

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The XY-scatter plots for the four all-assay comparisons are shown in Figure 12-1 through Figure 12-4. Mean grades compare within 3% in all cases, and the distributions of pairs around the 1:1 lines shows the random scatter typical of reject-reject comparisons but no indication of systematic biases.

Based on these results IMC concludes that the Cordero data base gold, silver, lead and zinc assays through hole C10-77 are verifiable in accordance with industry standards.

The result of the ActLabs check assays on samples after C10-77 are ongoing and expected to be available shortly. IMC does not expect any abnormal results.

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ACTLABS VS. CHEMEX, BATCH 1 THROUGH 4, GOLD
ONE OUTLIER DELETED

* XY PLOT — LINE WITH A SLOPE OF 1

DEPENDENT VARIABLE: act_au — INDEPENDENT VARIABLE: aucomb

OPTIONS: through origin

variable	total cases	mean	std dev	minimum	maximum
act_au	777	.52115E-01	.12465E+00	.20000E-02	.19200E+01
aucomb	777	.53402E-01	.12898E+00	.25000E-02	.16900E+01

standard error of estimate .0372 correlation coefficient .9110 act_au = 1.000000 * aucomb

2.0
1.5
1.0
.5
ACTLABS
.5
1.0
1.5
2.0
CHEMEX

Figure 12-1: ActLabs Checks vs. Chemex Original Assays for Gold - Batches 1 - 4

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ACTLABS VS. CHEMEX, BATCH 1 THROUGH 4, ICP SILVER
ONE OUTLIER DELETED

* XY PLOT LINE WITH A SLOPE OF 1
DEPENDENT VARIABLE: act_icp_ag INDEPENDENT VARIABLE: agcomb
OPTIONS: through origin

variable	total cases	mean	std dev	minimum	maximum
act_icp_	777	.89389E+01	.23827E+02	.15000E+01	.28900E+03
agcomb	777	.91997E+01	.23727E+02	.10000E+00	.30600E+03

standard error of estimate 5.7683 correlation coefficient .9414 act_icp_ = 1.000000 * agcomb

300.
250.
200.
150.
100.
50.
-50.
ACTLABS
50.
100.
150.
200.
250.
300.
CHEMEX

Figure 12-2: ActLabs Checks vs. Chemez Original Assays for Silver - Batches 1 - 4

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ACTLABS VS. CHEMEX, BATCH 1 THROUGH 4, LEAD

* XY PLOT LINE WITH A SLOPE OF 1
DEPENDENT VARIABLE: act_pb INDEPENDENT VARIABLE: pbcomb
OPTIONS: through origin

variable	total cases	mean	std dev	minimum	maximum
act_pb	778	.13322E+00	.37549E+00	.15000E-02	.48300E+01
pbcomb	778	.13269E+00	.37227E+00	.00000E+00	.44900E+01

standard error of estimate .0849 correlation coefficient .9498 act_pb = 1.000000 * pbcomb

ACTLABS
CHEMEX
1.0
2.0
3.0
4.0

Figure 12-3: ActLabs Checks vs. Chemex Original Assays for Lead - Batches 1 - 4

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ACTLABS VS. CHEMEX, BATCH 1 THROUGH 4, ZINC

```
* XY PLOT                              LINE WITH A SLOPE OF 1
  DEPENDENT VARIABLE: act_zn           INDEPENDENT VARIABLE: zncomb
  OPTIONS: through origin
```

variable	total cases	mean	std dev	minimum	maximum
act_zn	778	.22205E+00	.62997E+00	.50000E-03	.10100E+02
zncomb	778	.22880E+00	.66697E+00	.00000E+00	.11350E+02

standard error of estimate .0994 correlation coefficient .9751 act_zn = 1.000000 * zncomb

10.
8.
6.
4.
2.
ACTLABS
2.
4.
6.
8.
10.
CHEMEX

Figure 12-4: ActLabs Checks vs. Chemex Original Assays for Zinc - Batches 1 - 4

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13                  MINERAL PROCESSING AND METALLURGICAL TESTING

The Cordero Project will process sulfide ore, to produce a high value lead concentrate containing lead and most of the silver in the ore and zinc concentrate containing zinc and some precious metals, using selective flotation technology. The concentrates produced at the concentrator facility will be loaded into highway haulage trucks and transported to a concentrate smelter and metal refinery.

This section describes the metallurgical testing program carried out for the scoping study which comprised;

•	Comminution (comparative bond work index testing and abrasion index) Testwork.

•	Mineralogy studies (modal analysis).

•	Selective Flotation tests to produce three concentrates (Pb/Ag concentrate, Zn concentrate, and pyrite concentrate)

In March 2011, M3, acting on behalf of Levon, contracted METCON Research (METCON) to conduct a preliminary flotation study on 12 composite samples from the Cordero Deposit in Chihuahua, Mexico

Drill core from 85, 2-meter intervals was shipped to METCON to prepare 12 composite samples for metallurgical testing.

The scope of work of the scoping flotation study for the Cordero Project included sample preparation, assays on head samples, Ball Mill Bond Work Index, Abrasion Index, grind calibration and rougher flotation to produce lead-silver concentrate, zinc concentrate and pyrite-gold concentrate.

Metallurgical test work carried out on the Cordero samples indicate that the deposit will be amenable to treatment by conventional flotation processing methods. Comminution tests showed that the ore has average hardness and low abrasiveness and variability typical of a large porphyry system. More than 90% of lead, silver and zinc were recovered to lead and zinc concentrates at the rougher stage. Only 40% of gold reported to the lead and zinc concentrates with 43% of the gold reporting to the pyrite concentrate. Concentrate upgrade using open-cycle cleaner flotation should be conducted to confirm whether similar high recoveries would be achievable at production level. Locked-cycle flotation will be carried out in the next stage of testing to define flotation parameters like reagent dosages, retention times and slurry percent solids.

No mineral processing flowsheet work has been prepared although it is envisioned that the processing at Cordero would be by flotation to produce two concentrates: zinc and lead. The metallurgical test work is just beginning and no results have been announced.

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13.1               MINERALOGICAL EXAMINATION

Levon submitted 21 samples for mineralogical examination at Terra Mineralogical Services (TMS). Observations and conclusions made by the TMS are given below:

•	Galena and sphalerite are the principal economic minerals. They range in grain size from very coarse to extremely fine-grained.

•	In addition a series of silver-bearing minerals are commonly intergrown with galena.

The main silver carriers identified in these samples consist of galena, a series of silver-antimony sulfosalts, argentite/acanthite, minor freibergite and silver tellurides. Other observations based on the microscope examination are provided below.

•	Silver would readily follow galena in the lead circuit.

•	Sphalerite is commonly zoned, with sphalerite zones that are richer in iron (darker sphalerite) and sphalerite containing lower amounts of iron (lighter sphalerite).

•
Minute inclusions of chalcopyrite were commonly observed to be disseminated in sphalerite (chalcopyrite "disease"). These could introduce variable amounts of copper in the zinc concentrates. If sufficiently high, these copper levels could result in smelter penalties.

•	Ore textures range from quite simple to very complex. Overall, however, the ore textures encountered in these samples can be defined as weakly complex to fair.

•
Galena intergrowth with gangue minerals are the ore textures that locally present the highest degree of complexity and would require additional attention to achieve sufficient mineral liberation for producing economic grade concentrates.

•	Galena-sphalerite textures, although locally somewhat complex, should for the most part readily liberate under standard grinding conditions.

•
The preliminary data collected up to date suggest that a primary grind of 80% passing 60 to 65 microns should be adequate to achieve a good mineral liberation and particularly a good lead-zinc separation. This data also suggest that a regrind with a target of approximately 80% passing 30 to 35 microns could be required in the lead circuit to produce sufficiently clean lead-plus-silver concentrates.

•
A succinct and preliminary search for gold particles was also carried out. Only a very limited amount of electrum grains were identified. These were intergrowth with gangue and sphalerite, none were found associated with pyrite. However, these findings are partial and cannot be considered representative.

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13.2              COMMINUTION STUDY

13.2.1           Ball Mill Bond Work Index

The Ball Mill Bond Work Index determination on the head composite samples, was conducted using the reference known Work Index technique (in our case 8.37 kwhr/ton ore sample from the Philippines). The Work Index of the unknown ore may be determined if the Work Index required for comminution is assumed to be the same for identical sample weights of the reference and unknown ores ground under identical conditions in a laboratory grinding unit.

This comparative method of determining the Ball Mill Work Index provided the results listed below.

Table 13-1: Ball Mill Bond Work Index - Composite Samples

Ball Mill Bond Work Index - Composite Samples
Sample ID	Bond Ball Work Index
	kW-hr/tonne	Kw-hr/ton
Philex Ore (Reference)	9.23	8.37
Composite 1	12.88	11.68
Composite 2	13.35	12.11
Composite 3	12.67	11.49
Composite 4	12.68	11.50
Composite 5	13.00	11.79
Composite 6	9.69	8.79
Composite 7	11.99	10.88
Composite 8	10.40	9.44
Composite 9	10.91	9.90
Composite 10	13.39	12.15
Composite 11	15.43	13.99
Composite 12	12.82	11.63

The results of the comminution indicates that the Cordero project ore samples have medium hardness with ball mill Bond work index ranging from 9.69 kW-hr/tonne to 15.43 kW-hr/tonne with an average of 13.2 kW-hr/tonne.

13.2.2           Abrasion Index

The samples were crushed and screened appropriately to generate %"x1/2" fractions for each abrasion test. The Abrasion Index, conducted by Phillips Enterprises, LLC (PE), was done on five composite samples from the Cordero Project; the metallurgical data developed is summarized below.

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Table 13-2: Abrasion Index Composite Samples

Abrasion Index Composite Samples
Sample ID	Abrasion Index (A-i)
C09-4	0.0792
C10-9	0.0823
C10-46	0.0760
C11-192	0.0947
C11-115	0.0304

The abrasion index test results show that the ore is soft with an average abrasion index of less than 0.10.

13.2.3           Selective Rougher Flotation

Selective rougher flotation tests were conducted at a grind size of approximately 80% passing 74 microns to produce a lead-silver concentrate, a zinc concentrate and a pyrite-gold concentrate. The selective flotation was conducted according to the following flow sheet.

Figure 13-1: Selective Flotation Testing Flowsheet

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Each composite sample was ground with Aerofloat 31 collector, zinc sulfate and sodium cyanide as sphalerite and pyrite depressants and soda ash as pH regulator to obtain an 80% passing 74 microns product and floated at pH 9 with MIBC/AF 65 frother to produce a lead/silver concentrate. The lead/silver flotation tail was conditioned with copper sulfate to activate the sphalerite and the pH was raised to 11 with lime to depress pyrite. The slurry was floated to produce a zinc concentrate. The zinc flotation tails was conditioned with potassium amyl xanthate (PAX) and Aerofloat 3477 and floated to produce a pyrite concentrate. The pyrite tails was screened to ascertain the grind size of the tails of each composite.

The metallurgical data developed are summarized in the table below.

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Table 13-3: Selective Rougher Flotation Testing on Composite Samples, Summary Results

Table 2.5.1
Selective Rougher Flotation Testing on Composite Samples
Summary of Results

Composite ID	P_{80} (micron)	Concentrate	Grade (%)						Recovery (%)					
			Pb	Zn	Au (g/t)	Ag (g/t)	Fe	Cu	Pb	Zn	Au	Ag	Fe	Cu
1	58	Pb-Ag Rougher	12.80	1.23	0.69	798.6	3.55	0.02	94.02	9.08	13.82	86.85	6.50	9.90
		Zn Rougher	0.43	12.80	0.33	77.7	4.72	0.10	2.63	85.63	5.92	7.66	7.83	48.35
		Pyrite Rougher	0.13	0.38	2.79	23.1	29.50	0.02	1.26	3.85	76.67	3.44	73.90	12.79
		Calculated Head	0.99	0.98	0.36	66.6	3.96	0.01						
2	75	Pb-Ag Rougher	5.00	1.27	0.19	317.4	5.20	0.06	93.42	23.62	17.50	84.70	9.52	27.51
		Zn Rougher	0.11	2.71	0.44	23.2	20.90	0.04	2.98	71.87	56.45	8.83	54.55	25.46
		Pyrite Rougher	0.11	0.08	0.27	13.7	17.10	0.04	1.47	1.06	17.70	2.67	22.84	12.67
		Calculated Head	0.31	0.31	0.06	21.5	3.14	0.01						
3	71	Pb-Ag Rougher	9.40	2.00	0.19	573.7	4.16	0.05	96.81	17.00	10.65	91.94	6.33	24.11
		Zn Rougher	0.07	4.45	0.59	13.7	21.50	0.04	1.49	80.29	69.59	4.66	69.44	39.81
		Pyrite Rougher	0.10	0.10	0.34	9.7	13.40	0.03	0.79	0.63	14.51	1.21	15.90	14.21
		Calculated Head	0.55	0.67	0.10	35.6	3.75	0.01						
4	76	Pb-Ag Rougher	14.70	1.98	0.72	845.3	5.10	0.10	95.71	13.64	9.85	90.90	6.15	34.77
		Zn Rougher	0.37	16.60	0.46	54.8	5.20	0.12	1.73	81.95	4.54	4.22	4.49	28.91
		Pyrite Rougher	0.13	0.08	3.08	16.2	34.00	0.02	1.70	1.09	83.23	3.44	80.97	13.05
		Calculated Head	0.90	0.85	0.43	54.5	4.86	0.02						
5	70	Pb-Ag Rougher	7.90	1.12	0.56	435.1	2.99	0.10	93.07	17.04	25.23	87.19	4.06	29.51
		Zn Rougher	0.07	2.94	0.46	22.0	23.10	0.05	1.29	75.43	34.97	7.44	52.90	23.13
		Pyrite Rougher	0.04	0.07	0.54	8.7	15.30	0.03	0.43	1.09	23.46	1.68	20.03	8.91
		Calculated Head	0.38	0.30	0.10	22.6	3.34	0.02						
6	76	Pb-Ag Rougher	17.00	3.63	0.17	627.3	7.20	0.02	93.49	10.71	8.60	80.64	8.42	9.77
		Zn Rougher	0.52	29.10	0.11	112.1	8.10	0.15	2.94	88.22	5.73	14.80	9.73	66.30
		Pyrite Rougher	0.19	0.10	0.71	13.9	33.50	0.02	2.09	0.58	74.69	3.61	79.18	12.87
		Calculated Head	2.17	4.04	0.23	92.7	10.19	0.03						
7	34	Pb-Ag Rougher	0.41	0.30	0.07	16.0	1.56	0.01	35.53	13.08	9.90	35.05	9.17	13.76
		Zn Rougher	1.99	8.10	0.12	65.1	3.21	0.14	40.11	80.10	3.94	32.76	4.33	36.37
		Pyrite Rougher	0.43	0.11	1.16	17.4	22.50	0.02	18.48	2.34	82.86	18.50	64.20	8.91
		Calculated Head	0.18	0.38	0.11	7.4	2.75	0.01						
8	64	Pb-Ag Rougher	2.50	0.70	0.05	72.1	2.07	0.01	88.88	17.23	22.37	75.31	10.83	11.95
		Zn Rougher	0.27	6.70	0.07	27.9	3.37	0.08	4.64	80.33	14.32	14.19	8.59	35.37
		Pyrite Rougher	0.14	0.05	0.11	7.9	16.10	0.02	3.52	0.83	32.59	5.80	59.18	15.50
		Calculated Head	0.42	0.61	0.04	14.3	2.86	0.02						
9	64	Pb-Ag Rougher	12.10	8.80	0.12	560.9	3.13	0.14	91.32	17.77	19.50	73.25	7.00	29.62
		Zn Rougher	0.21	25.50	0.10	109.3	10.10	0.13	2.37	76.76	24.42	21.27	33.67	42.55
		Pyrite Rougher	0.11	0.10	0.06	18.4	5.00	0.06	0.69	0.16	7.30	1.95	9.06	10.53
		Calculated Head	0.44	1.63	0.02	25.2	1.47	0.02						
10	72	Pb-Ag Rougher	9.50	1.91	0.31	422.6	5.40	0.35	94.05	15.09	26.43	85.50	6.89	51.16
		Zn Rougher	0.64	28.70	0.11	70.0	8.30	0.43	2.08	74.59	3.16	4.66	3.49	20.74
		Pyrite Rougher	0.19	0.32	0.29	15.9	32.80	0.04	3.36	4.48	44.35	5.75	74.89	10.25
		Calculated Head	0.43	0.54	0.05	21.2	3.35	0.03						
11	64	Pb-Ag Rougher	3.62	2.47	0.32	276.8	6.40	0.38	89.87	6.73	25.09	72.94	4.92	42.30
		Zn Rougher	0.13	23.80	0.12	30.3	15.60	0.18	4.42	91.68	12.66	11.28	16.95	28.30
		Pyrite Rougher	0.05	0.09	0.17	12.1	30.70	0.05	3.03	0.66	34.83	8.64	63.97	14.25
		Calculated Head	0.13	1.14	0.04	11.8	4.04	0.03						
12	68	Pb-Ag Rougher	37.60	4.66	0.38	3277.5	5.10	2.68	98.47	18.93	53.06	94.95	14.93	94.48
		Zn Rougher	0.39	30.00	0.09	226.3	3.74	0.10	0.66	79.73	8.00	4.29	7.16	2.31
		Pyrite Rougher	0.17	0.10	0.26	28.3	32.70	0.08	0.31	0.29	24.93	0.58	67.38	1.89
		Calculated Head	4.41	2.84	0.08	398.4	3.94	0.33

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The results of the selective rougher flotation conducted on composite samples from the Cordero Project indicate that rougher flotation of lead-silver, zinc, and pyrite-gold was successful on most of the composite samples.

•	Lead recovery ranged from 98.47% to 35.53%. Composite 12 showed the highest lead recovery of 98.47%. Composite 7 showed the lowest lead recovery of 35.53%.

•	Silver recovery ranged from 94.95% to 35.05%. Composite 12 showed the highest silver recovery of 94.95%. Composite 7 showed the lowest silver recovery of 35.05%.

•	Zinc recovery ranged from 91.68% to 71.87%. Composite 11 showed the highest zinc recovery of 91.68%. Composite 2 showed the lowest zinc recovery of 71.87%.

•
Gold recovery ranged from 83.23% to 14.51%. Composite 4 showed the highest gold recovery of 83.23%. Composite 3 showed the lowest gold recovery of 14.51%. Lowest gold recovery in the pyrite concentrate was observed on Composites 2, 3, 5 and 9.

The average head grades and recoveries of lead, zinc silver and gold in the concentrates of the scoping flotation tests conducted on the Cordero composite samples are summarized in the table below.

Table 13-4: Composite Samples

Metals	Pb	Zn	Ag	Au
Head Grades (%, gpt)	0.64	1.02	36.5	0.15
Pb Flotation Recovery (%)	93.6	15	84	20
Zn Flotation Recovery (%)	2.68	80.6	11.8	20.3
Pyrite Flotation Recovery (%)	1.7	1.42	3.52	43.1
Note: The highest and lowest grades for Pb, Ag and Zn were discarded and the recoveries for Pb and Ag on Composite 7 were discarded since it did not float.

The flotation results showed that the average recoveries of 93.56% lead and 84% silver reported into the lead/silver concentrate and an average 80.6% of zinc reported to the zinc concentrate. Gold distributed into all the three concentrates with 43% of gold recovered in the pyrite concentrate, 20% in the lead concentrate and 20.3% in the zinc concentrate. A closer examination of the individual composite results show that gold reported with the pyrite because the gold and iron (pyrite) recoveries were similar in all the samples.

13.3               GRIND SERIES EVALUATION

Selective rougher flotation tests were conducted on Composite 3, Composite 4 and Composite 10 at three grind sizes of approximately 80% passing 74 micron, 125 micron and 177 micron to evaluate the impact grind size on metals recoveries. The metallurgical data developed are summarized in the tables below.

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Table 13-5: Grind Size on Composite 3, Summary Results

Table 2.6.1 Grind Siie Series on Composite 3 Summary of Results
Grind		Mass	Cumulative Grade (%)				Cumulative Recovery(11)
Size Pi) (micron)	Rougher Concentrate	Recovery (%)	PI)	Zn	All (O't)	AO [on]	Pb	Zn	All	Ag
74	Pb/Ag Rougher	5.71	9.40	2.00	0.19	573.70	96.81	17.00	10.65	91.94
	Zn Rougher	1212	0.07	4.45	0.59	13.70	1.49	80.29	69.59	4.66
	Pyrite Rougher	4.45	0.10	0.10	0.34	9.70	0.79	0.63	14.51	1.21
	Calculated Head		0.55	0.67	0.1 C	35.63
125	Pb/Ag Rougher	5.45	9.40	2.45	0.16	617.40	95.06	21.08	10.52	91.36
	Zn Rougher	6.46	0.16	7.50	0.08	21.50	1.88	76.47	6.04	3.77
	Pyrite Rougher	9.53	0.07	0.06	0.69	10.60	1.17	0.90	78.73	274
	Calculated Head		0.48	0.61	0.09	36.08
177	Pb/Ag Rougher	4.40	10.40	2.77	0.23	746.20	94.37	19.91	11.54	91.00
	Zn Rougher	5.55	0.13	8.50	0.16	24.10	1.48	77.08	10.37	3.71
	Pyrite Rougher	10.28	0.07	0.05	0.62	10.80	1.53	0.86	73.47	3.08
	Calculated Head		0.54	0.63	0.08	36.84

Table 13-6: Grind Size on Composite 4, Summary Results

Table 2.6.2 Grind Size SeriesonCoinposite4 Summary of Results
Grind		Mass	Cumulative Grade			%)	Cumulative Recovery (%|
Size P.o (micron)	Rougher Concentrate	Recovery [%l	Pb	Zn	Au la.i)	AO (g/t)	Pb	Zn	Au	Ag
74	Pb/Ag Rougher	5.86	14.70	1.98	0.72	845.3	95.71	13.64	9.85	90.9d
	Zn Rougher	4.20	0.37	16.60	0.46	54.8	1.73	81.95	4.54	4.22
	Pyrite Rougher	11.57	0.13	008	3.08	162	1.70	1 09	83.23	3.44
	Calculated head		0.90	085	143	54.5
125	Pb/Ag Rougher	5.13	17.50	222	0.77	11057	95 99	14.33	24 34	92.53
	Zn Rougher	5.82	0.20	11.30	1.09	37.7	1.27	82.77	39.46	3.58
	Pyrite Rougher	9.59	0.12	009	0.56	16.6	1.25	1.05	33.49	2.60
	Calculated head		0.94	080	136	60.6
177	Pb/Ag Rougher	5.79	15.70	2.34	0.54	967.8	96.30	16.84	e.74	92.40
	Zn Rougher	5.35	0.19	12.10	0.92	45.1	1.06	80.51	13.72	3.98
	Pyrite Rougher	10.52	0.13	0 12	2.54	13.4	1.47	1.53	74 91	2.33
	Calculated head		0.93	0.79	115	61.3

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Table 13-7: Grind Size on Composite 10, Summary Results

Table 2,6,3 Grind Siie Series on Composite 10 Summary of Results
Grind Size		Mass	Cumulative Grade (%}				Cumulative Recovery (%)
Size P.o (micron)	Rougher Concentrate	Recovery (%)	Pb	Zn	Au tot]	Ag (g.'t)	Pb	Zn	Au	Ag
74	Pb/Ag Rougher	4.28	9.50	1.91	0.31	422.60	94.05	15.09	26.43	85.50
	Zn Rougher	1.41	0.64	23.70	0.11	70.00	2.08	74 59	3.16	4.66
	Pyrite Rougher	7.66	0.19	0.32	0.29	15.90	3.36	4.48	44 35	5.75
	Calculated Head		0.43	154	0.05	21.16
125	Pb/Ag Rougher	4.28	3.80	2.21	0.20	417.90	92.65	18.71	28.40	85.49
	Zn Rougher	3.09	0.43	12.30	0.15	45.10	3.29	75.18	14.67	6.66
	Pyrite Rougher	7.23	0.08	0.17	0.18	1090	133	2.47	43 05	3.77
	Calculated Head		0.43	0.37	0.05	20.69
177	Pb/Ag Rougher	3.63	10.70	2.48	0.19	483.00	89.68	24.07	13.85	84.76
	Zn Rougher	2.06	0.77	11.30	0.17	73.70	3.66	62 15	6.95	7.33
	Pyrite Rougher	7.08	0.11	0.35	0.22	10.80	1.83	6.55	30.41	3.70
	Calculated Head		0.41	0.51	0.03	20.93

The results show that grind sizes of approximately 80% passing 74 microns provided the highest metal recoveries. The impact on lead and silver recoveries were minimal while the impact on zinc and gold were qualified.

13.4               CADMIUM AND ANTIMONY LEVELS IN ROUGHER CONCENTRATES

Cadmium and antimony levels of the rougher concentrates were analyzed to ascertain their concentrations were higher than penalty levels. The results showed that cadmium reported into the zinc concentrate while antimony reported into the lead/silver concentrate. None of the samples had greater than 6% cadmium or antimony reporting into the pyrite concentrates. An average of 71.5% of the cadmium and 65.1% of the antimony reported into the zinc and lead concentrates respectively. Composite 6 had 3462 parts per million (ppm) cadmium in the lead concentrate which is above the penalty limit of 2500 ppm (0.25%) and Composite 12 with 17,930 ppm (1.79%) antimony was also above the penalty limit of 5,000 ppm (0.5%).

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Table 13-8: Cadmium and Antimony Distributions on Flotation Products

Cadmium and Antimony Distribution on Flotation Products
Sample ID	Flotation Products	Weight	Assays (ppm)		Distribution (%)
		(%)	Cd	Sb	Cd	Sb
Composite 1	Pb-Ag Rougher Concentrate	7.25	148	612	8.93	76.63
	Zn Rougher Concentrate	6.56	1454	55	79.53	6.24
	Pyrite Rougher Concentrate	9.91	132	50	10.90	8.56
Composite 2	Pb-Ag Rougher Concentrate	5.75	169	400	22.75	66.94
	Zn Rougher Concentrate	8.20	374	57	71.79	13.60
	Pyrite Rougher Concentrate	4.19	36	52	3.54	6.35
Composite 3	Pb-Ag Rougher Concentrate	5.71	237	987	17.24	83.82
	Zn Rougher Concentrate	12.12	517	34	79.84	6.13
	Pyrite Rougher Concentrate	4.45	34	47	1.93	3.11
Composite 4	Pb-Ag Rougher Concentrate	5.86	750	261	79.53	13.03
	Zn Rougher Concentrate	4.20	130	1960	9.88	70.11
	Pyrite Rougher Concentrate	11.57	37	144	7.75	14.19
Composite 5	Pb-Ag Rougher Concentrate	4.53	130	571	15.05	67.50
	Zn Rougher Concentrate	7.64	392	64	76.55	12.76
	Pyrite Rougher Concentrate	4.37	37	49	4.13	5.59
Composite 6	Pb-Ag Rougher Concentrate	11.92	382	454	9.33	66.37
	Zn Rougher Concentrate	12.25	3462	101	86.86	15.17
	Pyrite Rougher Concentrate	24.09	73	55	3.60	16.25
Composite 7	Pb-Ag Rougher Concentrate	16.19	5	40	10.74	12.39
	Zn Rougher Concentrate	3.72	79	913	38.99	64.99
	Pyrite Rougher Concentrate	7.86	39	86	40.68	12.94
Composite 8	Pb-Ag Rougher Concentrate	14.96	78	63	17.31	54.07
	Zn Rougher Concentrate	7.29	705	32	76.18	13.38
	Pyrite Rougher Concentrate	10.51	29	22	4.52	13.27
Composite 9	Pb-Ag Rougher Concentrate	3.29	665	559	16.49	50.32
	Zn Rougher Concentrate	4.91	1978	170	73.10	22.81
	Pyrite Rougher Concentrate	2.67	50	51	1.00	3.72
Composite 10	Pb-Ag Rougher Concentrate	4.28	74	745	8.06	69.20
	Zn Rougher Concentrate	1.41	2198	132	78.76	4.03
	Pyrite Rougher Concentrate	7.66	45	48	8.77	7.97
Composite 11	Pb-Ag Rougher Concentrate	3.11	247	2723	6.98	77.69
	Zn Rougher Concentrate	4.39	2240	151	89.42	6.09
	Pyrite Rougher Concentrate	8.41	37	80	2.83	6.18
Composite 12	Pb-Ag Rougher Concentrate	11.54	497	17930	23.09	90.54
	Zn Rougher Concentrate	7.55	2466	1248	74.95	4.12
	Pyrite Rougher Concentrate	8.12	33	1395	1.08	4.96

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13.5               TOTAL CARBON ANALYSIS

Assays of head samples of the twelve composites showed high carbon contents of 2.91%, 4.4%, 4.19, and 3.33% in Composites 1, 7, 8 and 9, respectively. The composites with high carbon contents had higher frother reagent consumptions. Composite 7 had very poor lead and silver recoveries compared to the other three that had normal recoveries.

Composite 7 was however different from all the others with 86% of its final tails passing 400 mesh screen opening compared with her with about 50% passing 400 mesh.

13.6               METALLURGICAL CONCLUSIONS

•	Selective rougher flotation of lead-silver, zinc and pyrite-gold did work on most of the composite samples.

•	Lead recovery ranged from 98.47% to 35.53%. Composite 12 showed the highest lead recovery of 98.47%. Composite 7 showed the lowest lead recovery of 35.53%.

•	Silver recovery ranged from 94.95% to 35.05%. Composite 12 showed the highest silver recovery of 94.95%. Composite 7 showed the lowest silver recovery of 35.05%.

•	Zinc recovery ranged from 91.68% to 71.87%. Composite 11 showed the highest zinc recovery of 91.68%. Composite 2 showed the lowest zinc recovery of 71.87%.

•
Gold recovery ranged from 83.23% to 14.51%. Composite 4 showed the highest gold recovery of 83.23%. Composite 3 showed the lowest gold recovery of 14.51%. Lowest gold recovery in the pyrite concentrate was observed on Composites 2, 3, 5 and 9.

It can be concluded, from the results above, that the Cordero ore is amenable to selective flotation to produce a lead/silver concentrate and a zinc concentrate. The average lead and silver recoveries to the lead/silver concentrate are 93.56% and 84.02% respectively discarding the results for Composite 7 which did not float. The average zinc recovery was 80.56% into the zinc concentrate with 15% of zinc reporting to the lead concentrate. Only half of the gold that floated reported to the pyrite concentrate with the balance reporting to the lead/silver and zinc concentrates. Since average gold head grade is only 0.15 g/t it may not be economical to produce a third concentrate for the Cordero ore.

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The measured cadmium and antimony distributions in the selective rougher flotation concentrates are presented below.

•	Cadmium reported to the zinc rougher concentrate on Composites 1, 2, 3, 5, 6, 8, 9, 10, 11 and 12. It ranged from 89.42% (2,240 ppm) to 71.79% (374 ppm).

•	Antimony reported to Pb-Ag rougher concentrate on Composites 1, 2, 3, 5, 6, 7, 8, 9, 10 and 11. It ranged 90.54% (17,930 ppm) to 50.32% (559 ppm).

The distribution of cadmium and antimony show that cadmium is associated with sphalerite while antimony is associated with galena. Only two composite samples had concentrates this were over the penalty levels of 2500 ppm for cadmium and 5000 ppm for antimony, Composite 6 with 3462 ppm and composite 12 of 17,930 ppm.

The following comments relate to the grind size series conducted on Composite 3 to evaluate the impact on metals recoveries.

The metallurgical tests run on composites #3, #4 and#10 at grind sizes of 74 microns, 125 micron and 177 microns showed that grind size did impact metals recovery a grind size of approximately 74 micron provided the highest metals recovery. The impact of grind size on recovery between 125 micron and 74 microns was minimal especially for lead and silver. The impact on zinc and gold was significant especially for Composite 10.

The impact of carbon on recoveries was not clear since only Composite 7 had very low recoveries among the four composites with high carbon content. It was however clear that the composites with high carbon content consumed more reagents especially frother.

13.7               METALLURGICAL RECOMMENDATIONS

The following recommendations for further flotation testing to be conducted on composite samples studied from the Cordero Project are given below:

•
Pulp density series, pulp pH series, collector series, collector dosage series and cleaner flotation should be conducted on composite samples representing Year 1, Year 2, Year 3, Year 4-6, Year 7-10 Composite Samples.

•	Locked cycle flotation testing should be conducted on composite samples representing Year 1, Year 2, Year 3, Year 4-6, Year 7-10 Composite Samples.

•
More tests should be conducted to study the effect of carbon on recoveries, reagent consumption and concentrate grades to ascertain if additional unit process to remove carbon ahead of selective flotation is necessary.

•	Grind versus recovery tests should be conducted to confirm whether coarser grinding is feasible.

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14                  MINERAL RESOURCE ESTIMATES

The Cordero mineral resource estimate developed by IMC for Levon is based on 160 drill holes completed through June 1, 2011. Drilling is ongoing on the property to evaluate extensions to the deposits and add infill drilling. The mineral resource presented here is for the currently defined Pozo de Plata Diatreme (Pozo) and the adjacent porphyry zone to the east and north of Pozo (both within the Cordero Belt). The ongoing drilling indicates that other deposits in the district could be developed to have a mineral resource associated with them, but currently it is too premature to consider developing a mineral resource for them.

The mineral resource for Pozo and the porphyry zone is tabulated within an open pit geometry using an ordinary kriged resource block model. The mineral resource contains 521.6 million metric tonnes (Mt) containing 310.9 million ounces (Moz) silver, 0.908 Moz gold, 5.3 billion pounds (Blbs) zinc and 2.9 Blbs lead based on a USD $6.00/tonne (t) NSR cutoff.

14.1               DRILLING DATA

The Cordero data base supplied to IMC included gold, silver, lead and zinc assays from 160 drillholes aggregating 64,771 meters and containing 32,439 assay intervals. Drilling and assaying statistics are summarized in Table 14-1.

Table 14-1: Drilling and Assaying Statistics (meters)

	Assay intervals	No. Assayed	Drilled length	Assayed Length	% Complete
Gold	32,439	32,398	64,771	64,694	99.9
Silver	32,439	32,398	64,771	64,694	99.9
Lead	32,439	32,398	64,771	64,694	99.9
Zinc	32,439	32,398	64,771	64,694	99.9

The assay interval is a constant 2 meters except at the bottom of the hole, where intervals are shorter. The 41 un-assayed intervals are dominantly in alluvial or oxidized material in the top few meters of the hole where no sample was recovered.

Drillhole locations are shown in Figure 14-1. Most holes are angled to the north or south. Drill spacing ranges from an average of about 50 meters in the more densely-drilled southwestern part of the Pozo deposit to an average of between 100 meters and 200 meters elsewhere. Holes are HQ core except for a few that were reduced to NQ at depth. The grade statistics of the assay data are summarized on Table 14-2.

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Table 14-2: Assay Grade Statistics

	No. assays	Mean	St. Deviation	Maximum	Minimum
Gold (g/t)	32,398	0.043	0.167	10	0.0025
Silver (g/t)	32,398	9.79	38.68	1,500	0.1
Lead(%)	32,398	0.129	0.505	20	0
Zinc (%)	32,398	0.245	0.735	30	0

Assays were composited into 10-meter bench composites to match the bench height selected for the block model, and 10-meter bench composite statistics are shown in Table 14-3. Maxima and standard deviations decrease, but mean grades remain substantially the same as the assays because of the constant 2-meter assay interval:

Table 14-3: 10-meter Bench Composite Grade Statistics

	No. assays	Mean	St. Deviation	Maximum	Minimum
Gold (g/t)	5,918	0.042	0.112	3.29	0.0025
Silver (g/t)	5,918	9.71	24.25	532.4	0.1
Lead(%)	5,918	0.128	0.347	10.09	0
Zinc (%)	5,918	0.245	0.508	14.39	0

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Figure 14-1: Drill hole Locations

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The grade distribution of the four metals being estimated (gold, silver, lead and zinc) were reviewed to determine if any grade capping should be applied to outliers of the distribution of the grades. Figure 14-2 shows log-transformed probability plots of the gold, silver, lead and zinc 10-meter composites. The grade distribution is lognormal for each of the metals. Grade caps were applied to eight composites that showed anomalously high grades before the grades were estimated in the model. The eight composites were:

Gold:	C10-33: 157.33 to 168.77, 3.285 g/t, Capped at 2g/t C10-33: 68.93 to 80.33, 2.070 g/t, Capped at 2g/t

Silver:	C10-31: 203.13 to 214.92, 532.4 g/t, Capped at 400g/t C11-141: 466.62 to 476.63, 455.2 g/t, Capped at 400g/t

Lead:	C10-31: 203.13 to 214.92, 10.09%, Capped at 6% C11-141: 466.62 to 476.63, 6.72%, Capped at 6%

Zinc:	C11-141: 466.62 to 476.63, 14.39%, Capped at 6% C11-136: 310.07 to 320.08, 7.55%, Capped at 6% C10-32: 265.76 to 272.82, 7.33%, Capped at 6%

These caps reduced composite mean grades by 0.5% for gold, 0.3% for silver, 0.6% for lead and 0.8% for zinc.

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GRADE (ppm, percent)
CUMULATIVE FREQUENCY
GOLD
SILVER
LEAD
ZINC
10M COMPOSITES

Figure 14-2: Log Transformed Probability Plots of Gold, Silver, Lead and Zinc

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14.2               DISTRIBUTION OF MINERALIZATION, VARIOGRAMS AND GEOLOGY

A preliminary estimate of the recovered value of the four metals was calculated for the 10-meter bench composite intervals. The calculation is based on:

Gold recovery = 70% and Gold price = $1000/oz
Silver recovery = 70% and Silver price = $15/oz
Lead recovery = 50% and Lead price = $0.90/lb
Zinc recovery = 50% and Zinc price = $0.90/lb

This estimate was used to begin to understand the distribution and extent of the mineralization.

Figure 14-3 is a plan map of the recovered value - thickness product in Pozo and porphyry zone drillholes (recovered values are calculated above a $5 cutoff using 10-meter composite gold, silver, lead and zinc grades and metal price and recovery assumptions shown above). The map shows that mineralization is extensive and not cut off in a number of directions and that the mineralization has no obvious preferred orientation. Figure 14-4, shows the 10-meter composite recovered values along a north-south section at 442600E in the more densely-drilled Pozo deposit, illustrating that the mineralization is quite erratic on the local scale. In this report, grades are assigned by recovered values on grade plans and sections because at this time the combined metal value of the four metals is of primary interest.

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BENCH MAP
0
INDEPENDENT

Color Ranges:
Dark Blue less than 5.0 gt
Light Blue: 5.0 to 10.0 gt
Green: 10.0 to 20.0 gt
Orange: 20.0 to 50.0 gt
Red: greater than 50.0 gt

Gt = recovered value x thickness

Figure 14-3: Recovered Value - Thickness Product Using 10-meter Bench Composites

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Figure 14-4: North-South Section at 422,600 E - Recovered Value ($/t) for 10-meter Drill hole Composites

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Suites of variograms run on 10-meter composites show ranges of around 200 meters in the horizontal and vertical directions and variable nuggets and sills. North-south ranges were generally longer than east-west ranges, but this is probably an artifact of sample spacing (holes angled north and south generate a higher sample density in the north-south direction.) The gold, silver, lead and zinc variograms used in kriging are shown in Figure 14-5 through Figure 14-8.

The June 2011 data base supplied to IMC did not contain any geologic data and geology was not used as a constraint in grade estimation. Previous work conducted by IMC in March 2011 had shown that while grade differences between the different Cordero lithologic units are in some cases large enough to justify using lithologic boundaries as constraints, the mineralized hosts are intricately intermixed, and a polygonal geologic model generated a patchwork of irregular geologic shapes in the block model. These shapes are unlikely to reflect reality and in IMC's opinion would tend to introduce distortions into the block grade estimates if they were used to control grade estimation at this time. IMC therefore concurs with the decision not to use geologic constraints in the current phase of modeling. Levon is continuing work to develop the geologic interpretation of the interrelationship of the various lithologic units at Cordero.

Table 14-4 summarizes mean grades by lithologic unit for reference purposes. The data are from the March 2011 review and are based on the 4,490 composites that were in the data base at that time.

Table 14-4: Mean Grades by Rock Type, March 2011

Lithology	No of 10-meter	Au	Ag	Pb	Zn	Recovered
	composites	g/t	g/t	%	%	value $
Rhyolite-dominated diatreme	456	0.125	20.2	0.279	0.340	15.81
Limestone-dominated diatreme	346	0.109	16.4	0.260	0.329	13.88
Dacite-dominated diatreme	215	0.068	14.4	0.209	0.326	11.73
Rhyolite porphyry breccia	494	0.069	15.1	0.192	0.243	11.01
Flow-banded rhyolite porphyry	95	0.055	10.9	0.157	0.204	8.50
Dacite porphyry breccia	1,024	0.028	7.8	0.097	0.195	6.22
Limestone	1,714	0.017	5.4	0.067	0.211	4.97
Tertiary intrusions	83	0.011	3.9	0.050	0.104	3.08

The mineralization at Pozo de Plata and the porphyry zone is sulfide with oxidation present only in near-surface zones. No significant thickness of alluvium has been identified.

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OMNIDIRECTIONAL COVARIANCE VARIOGRAM
GOLD

```
  Gamma(h) From Modified Covariance
* variogram analysis of : cap_au
  data transformation   : none
  lag option            : 1      class size    50.
  file/variogram number : vggrade.avg          3

  azimuth                  .0  direction          North
  dip angle              90.0  mean               .0419
  horizontal window      90.0  variance           .0115
  vertical window        90.0  no. of samples      5918

  spherical:   c      .1150E-01 range .2500E+03
  nugget              .0000E+00 sill   .1150E-01
```

.014
.012
.010
.008
.006
.004
.002
GAMMA(h) FROM MODIFIED COVARIANCE
200.
400.
600.
800.
1000.
DISTANCE (H)

Figure 14-5: Gold Variogram

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OMNIDIRECTIONAL COVARIANCE VARIOGRAM
SILVER

```
Gamma(h) From Modified Covariance
* variogram analysis of : cap_ag
  data transformation   : none
  lag option            : 1        class size    50.
  file/variogram number : vggrade.avg           6

  azimuth                  .0   direction          North
  dip angle              90.0   mean              9.6800
  horizontal window      90.0   variance        560.0000
  vertical window        90.0   no. of samples      5918

  spherical:   c      .1900E+03 range .2200E+03
  nugget              .3700E+03 sill  .5600E+03
```

700.
600.
500.
400.
300.
200.
100.
GAMMA(h) FROM MODIFIED COVARIANCE
200.
400.
600.
800.
1000.
DISTANCE (M)

Figure 14-6: Silver Variogram

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OMNIDIRECTIONAL COVARIANCE VARIOGRAM
LEAD

```
  Gamma(h) From Modified Covariance
* variogram analysis of : cap_pb
  data transformation   : none
  lag option            : 1       class size    50.
  file/variogram number : vggrade.avg          9

  azimuth                   .0   direction          North
  dip angle               90.0   mean               .1270
  horizontal window       90.0   variance           .1080
  vertical window         90.0   no. of samples      5918

  spherical:   c      .4800E-01 range .2100E+03
  nugget              .6000E-01 sill   .1080E+00
```

.12
.10
.08
.06
.04
.02
GAMMA(h) FROM MODIFIED COVARIANCE
200.
400.
600.
800.
1000.
DISTANCE (8)

Figure 14-7: Lead Variogram

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OMNIDIRECTIONAL COVARIANCE VARIOGRAM
ZINC

```
Gamma(h) From Modified Covariance
* variogram analysis of : cap_zn
  data transformation   : none
  lag option            : 1        class size    50.
  file/variogram number : vggrade.avg            12

  azimuth                  .0   direction          North
  dip angle              90.0   mean               .2430
  horizontal window      90.0   variance           .2240
  vertical window        90.0   no. of samples      5918

  spherical:   c      .7400E-01 range .1600E+03
  nugget              .1500E+00 sill  .2240E+00
```

.25
.20
.15
.10
.05
GAMMA(h) FROM MODIFIED COVARIANCE
200.
400.
600.
800.
1000.
DISTANCE (M)

Figure 14-8: Zinc Variogram

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14.3               RESOURCE BLOCK MODEL

The resource block model covers the area from 3,013,200N to 3,015,800N, from 441,800E to 444,200E and from 1,000 to 1,640 meters above mean sea level. With a block size of 20 x 20 x 10 meters (vertical) it contains 104 rows, 96 columns and 64 tiers for a total of 638,976 blocks.

Grades in the model are estimated by ordinary kriging (OK) applied separately to capped 10-meter gold, silver, lead and zinc composites using a minimum/maximum of 1/10 composites and the variograms shown in Figure 14-5 through Figure 14-8. The search radius was 150 x 150 (horizontal) x 50 meters (vertical). The 150-meter horizontal search is 60% of the gold variogram range, 68% of the silver range, 71% of the lead range and 94% of the zinc range. This model is referenced as the OK10 block model.

Check models included an OK model run using a 20-composite maximum, an inverse distance squared (IDS) model that also used a 20-composite maximum and an indicator-kriged (IK) model run using a $4 recovered value discriminator. The OK10, OK20 and IDS models give similar results but the IK model contains significantly more high-grade material. This occurs because the OK and IDS models tend to generate higher-grade pods that transition into lower-grade material while the IK model tends to generate higher-grade pods that terminate abruptly against zero-grade or low grade material, particularly in areas of wider-spaced drilling. IMC believes that the gradual transitions in the OK and IDS models are more likely to be representative of the actual grade distribution in the ground than the abrupt cutoffs seen in the IK model. The mineral resource is developed from the OK10 model. However, it recognizes that that this model may overestimate lower-grade resources and underestimate higher-grade resources. Additional infill drilling will be necessary to identify a modeling approach that strikes an appropriate balance to best represent the character of the mineralization.

OK10 model results are summarized on Figure 14-9, which plots recovered values in model blocks along section line 442,600E (the 10-meter composite data for this section are shown in Figure 14-4) and Figure 14-10 which plots recovered values in model blocks on the 1400 bench. Both inferred and indicated blocks are shown. Figure 14-9 shows that the mineralized zones tend to dip at a shallow angle to the north and Figure 14-10 shows an overall northeast strike.

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Figure 14-9: Block Model North-South at 442,600E Showing Recovered Value Ranges

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Figure 14-10: Block Model Plan Map of the 1400 Bench Showing Recovered Value Ranges

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14.4               RESOURCE CLASSIFICATION

Blocks were classified as indicated if there were three or more holes within the 150 x 150 x 50-meter grade estimation search ellipse and as inferred if there were fewer than three holes within the search ellipse. Figure 14-11, which is a model block plan showing indicated and inferred blocks on the 1400 bench, shows that this criterion gives an indicated-inferred distribution that is visually reasonable relative to the drillhole coverage (Figure 14-1), with indicated blocks located dominantly inside the drilling pattern and inferred blocks located in an annulus surrounding it.

The three-minimum-hole criterion is also supported by kriging variance estimates obtained from a kriging run performed on recovered values. Kriging variances, which are a measure of the uncertainty in the block grade estimates, are plotted against the number of holes within the search ellipse in Figure 14-12. Variances increase only slowly as the number of holes decreases from nine to four and only slightly more quickly between four and three, but with fewer than three holes the kriged variance begins to increase rapidly. This inflection at around three holes confirms that the three-hole minimum is a reasonable statistical threshold for segregating inferred from indicated blocks.

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Figure 14-11: Resource Classification of Estimated Blocks on 1400 Bench

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Figure 14-12: Kriging Variance vs. Number of Drill holes used for Grand Estimate

14.5               MINERAL RESOURCE TABULATION

The Cordero mineral resource is tabulated within an open pit geometry using a NSR value calculated for each block in the resource model to segregate the mineral resource by NSR values. It is assumed that the process flow sheet to recover the metals will be a flotation plant that produces two metal concentrates: a lead concentrate and a zinc concentrate with silver reporting to both in different percentages.

The NSR value is calculated using the lead, zinc and silver grades estimated into the block model. At this time, the average gold grade is assumed to be too low for payment from lead and zinc smelters, although the gold grades in some areas of the resource model would qualify for payment. The payable gold will be evaluated in more detail in future mineral resource estimates. The contained gold is reported in the mineral resource tabulations.

The NSR calculation includes the following inputs and Table 14-5 shows the assumptions made for the inputs. The metal prices were recommended by Levon and approved by IMC as being realistic for a mineral resource estimate. The remaining inputs were provided by M3 on preliminary metallurgical work and similar polymetalic projects. All metal prices and costs are presented in U.S. dollars.

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•	Metal Prices: $25.00/oz silver, $1.00/lb zinc and $1.00/lb lead

•	Mill Recovery to lead and zinc concentrates

•	Freight costs of concentrates

•	Smelting costs and recoveries of the concentrates

•	Refining changes and payment terms for the lead, zinc and silver metals.

The mineral resource is tabulated using a constant 2.7 specific gravity value to estimate tonnage from the volume of material. The 2.7 value is based on a small number of density measurements. Additional specific gravity work is required as the project continues.

Table 14-5: NSR Inputs

	Zinc Concentrate	Lead Concentrate
Mill Recovery
Lead	0%	70%
Zinc	70%	0%
Silver	15%	60%
Gold	0%	0%

Concentrate Grade
Lead		55%
Zinc	50%
Moisture Content	8%	8%

Payable Metal Terms
Zn & PB in concentrate	85%	95%
Minimum Deduction (% of concentrate grade)	8%	3%
Silver Payable Metal (%)	70%	95%
Silver Deduction (oz/dmt of concentrate)	3.50	1.61

Concentrate Transportation & Smelter Terms
Concentrate Transportation ($/wmt)	$165.00	$165.00
Smelter Treatment Charges ($/dmt)	$170.00	$145.00
Price participation, above $1000/T concentrate	10%	8%
Price participation, below $1000/T concentrate	10%	5%
Silver Refining Charge ($/payable oz)	$0.00	$0.72
dwt = dry metric ton
wmt = west metric ton

A floating cone algorithm was run to define a potential open pit mineral resource based on the following operating cost inputs:

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•	Process cost (flotation mill @ 40,000 tpd) = $6.00/t milled

•	G&A cost = $0.75/t milled

•	Mining = $1.33 per tonne mined plus an additional $0.015/t per bench below 1540 elevation (to account for the extra cost from depth)

A 40° overall slope angle was use for the cone geometry.

The metal prices, costs and recoveries shown above have been used to assign an NSR value to the individual blocks in the model and to define a possible open pit geometry for the tabulation of the mineral resource. The economics are a first estimates based on other properties and are not intended to lead the reader to believe that Cordero is an economically viable project at this time. The inputs were used to provide a basis for tabulating the mineral resource which would have a reasonable potential of extraction.

As mentioned in Section 4 of this report, the Aida claim lies within the Cordero claim block and negotiations are in progress for Levon to acquire the Aida claim. The boundaries of this in-lying claim have been respected. No mining of ore or waste from this claim are included.

The mineral resource is reported using a $6.00/t NSR cutoff which covers the cost of processing and G&A (this is often referred to as the internal cutoff grade). The mineral resource within the floating cone geometry is tabulated in Table 14-6. Included in Table 14-6 is the tonnage and grades at higher NSR cutoffs.

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Table 14-6: Cordero Mineral Resource

		Pozo de Plata Area (Includes Josefina)					Porphyry Zone					Combined Areas
NSR Cutoff, $/t	Resource Class	Million Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Million Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Million Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %
$6.00	Indicated Inferred	293.23 32.44	20.04 19.54	0.073 0.048	0.26 0.27	0.44 0.56	228.33 168.41	16.61 22.07	0.030 0.033	0.24 0.27	0.49 0.47	521.56 200.85	18.54 21.66	0.054 0.035	0.25 0.27	0.46 0.49
$10.00	Indicated Inferred	188.89 21.91	25.59 24.17	0.089 0.055	0.33 0.35	0.54 0.70	126.21 168.41	22.13 22.07	0.034 0.033	0.33 0.27	0.64 0.47	315.11 190.32	24.20 22.31	0.067 0.036	0.33 0.28	0.58 0.50
$15.00	Indicated Inferred	107.99 12.90	32.98 30.54	0.112 0.060	0.43 0.45	0.66 0.88	62.73 52.59	29.44 44.81	0.038 0.041	0.45 0.52	0.83 0.83	170.72 65.48	31.68 42.00	0.085 0.045	0.44 0.51	0.72 0.84
$20.00	Indicated Inferred	65.51 6.60	39.75 39.66	0.135 0.066	0.52 0.59	0.76 1.12	34.63 35.47	36.73 56.19	0.042 0.043	0.56 0.61	1.00 0.97	100.14 42.06	38.71 53.60	0.103 0.047	0.53 0.61	0.84 0.99

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15                  MINERAL RESERVE ESTIMATES

No mineral reserve has been developed for the Cordero project at this time.

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16                  MINING METHODS

Mining of the Cordero deposit will be done by open pit methods utilizing a traditional drill, blast, load and haul sequence to deliver ore to the primary crusher and the waste to waste dumps located to the north and south of the proposed pits. The pit design is based on a 10 meter bench height to match the resource model bench height. The mine plan calls for the delivery of 40,000 tonnes per day (tpd) of ore to the mill and during peak production about 110,000 tpd of total material (ore plus waste) will be mined. The mine equipment fleet requirements are estimated to mine and deliver the ore and waste tonnages to the appropriate locations. From the estimate of the mine fleet, an estimate of capital and operating costs was developed.

The open pit resource tonnages included in this section are a sub-set of the mineral resource presented in Section 14. The mineral resource was originally documented in the technical report prepared by Herb Welhener of Independent Mining Consultants, Inc. (IMC) titled "Cordero Project Mineral Resource Technical Report" dated August 10, 2011. No new mineral resource has been declared subsequently.

16.1               GEOTECHNICAL PARAMETERS

No geotechnical investigations for pit slope angles have been completed for this PEA. An overall slope angle of 40 degrees was used for the pit definition floating cone runs and an inter-ramp slope angle of 45 degrees was used for the final pit and phase designs.

16.2               DILUTION MODELING AND FACTORS

The resource model is described in section 14 and grades in the model are estimated by ordinary kriging (OK) applied separately to capped 10m gold, silver, lead and zinc composites using a minimum/maximum of 1/10 composites and the variograms shown in Section 14. The search radius was 150 x 150 (horizontal) x 50m (vertical). The 150m horizontal search is 60% of the gold variogram range, 68% of the silver range, 71% of the lead range and 94% of the zinc range. At this time, no additional dilution, factors or mining losses have been applied to the grade model.

16.3               OPEN PIT MINING

The PEA open pit design is based on a floating cone geometry using the available process recoveries, cost data and the metal prices of $20.00/oz silver, $1.00/lb for lead and zinc and no credit for gold. The Cordero project is a polymetalic deposit and it is anticipated that a lead concentrate and a zinc concentrate will be produced with the majority of the silver reporting to the lead concentrate. A net smelter return (NSR) value was assigned to each block in the model to account for the contribution in value from the metals contained in the two concentrates. Table 16-1 summarizes the metal prices, mill recoveries and concentrate terms used to establish the block model NSR. A $20/oz silver price was used to establish the pit limits and a $25.00/oz silver price was used for the production schedule of the material within the mining phases and final pit. These inputs are different than those used in the financial model discussed in Section 22 which was done after updates to the input parameters (including additional metallurgical test work) were completed.

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Other inputs to the floating cone algorithm included estimates of the process plus G&A costs of $6.00/t, a base mining cost of $1.25/t plus an addition haul cost from benches below the 1540 elevation of $0.015/t per 10m bench. The floating cones were run with a discount rate of 0.5% per bench of depth. The boundary with the Aida claim was respected and no floating cone for the pit designs crossed onto the Aida claim.

The final pit for the PEA is designed from the floating cone geometry with the inclusion of haul ramps and the smoothing of the pit walls. The inter-ramp slope angle is 45 degrees and the ramps are a maximum of 10% of grade and 35 meters wide (including an allowance for berms and ditches). The final pit is sub-divided into four mining phases which are tabulated on Table 16-2 through Table 16-4 and illustrated as Figures 16-1 through 16-4. There are three mining phases south of the Aida claim and one to the northeast. Phases 1 through 3 are on the south with Phase 1 being the furthest west, Phase 2 central and Phase 3 at the east end. The tabulations on Tables 16-2 through Table 16-4 show the mill tonnage split into indicated and inferred categories, both which will be used for developing the mine production schedule and financial evaluation of the project in this PEA. The term 'ore' is used to describe the tonnage being delivered to the mill, but this does not imply that there is a mineral reserve at Cordero. No pre-feasibility or feasibility study has been completed which is required to declare a mineral reserve.

Table 16-5 shows the tonnage of mill feed (ore) that will be available to develop the production schedule. This tonnage is the combination of the indicated and inferred categories. Figure 16-4 is the final pit design for the PEA. The tonnages of the mill material are tabulated using the $6.00/t NSR cutoff grade (process plus G&A costs, often referred to as the internal cutoff grade) used for the pit definition. There is additional resource which has economic value and could be incorporated into this PEA. This material is less defined and at this point in the project the decision was made that the 200 plus million tonnes of mill feed were sufficient to define an economic project for a PEA.

The mine production schedule shown in the next report section used a $25.00/oz silver price for the NSR calculation and a minimum NSR cutoff grade of $6.26/t, which is slightly higher than the $6.00/t (mill and G&A cost) used for the phase and pit tabulation. This number was refined as work progressed on the project.

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Table 16-1: NSR Input Summary

	Pit Definition		Production Scheduling
Metal Prices
Silver, $/oz	$20.00		$25.00
Zinc, $/lb	$1.00		$1.00
Lead, $/lb	$1.00		$1.00
Gold, $/oz	not included		not included

Mill Recoveries	Lead Conct	Zinc Conct	Lead Conct	Zinc Conct
Zinc	0.00%	70.00%	0.00%	70.00%
Lead	70.00%	0.00%	70.00%	0.00%
Silver	60.00%	15.00%	60.00%	15.00%
Gold	no recov.	no recov.	no recov.	no recov.
Concentrate grade, %	55.00%	50.00%	55.00%	50.00%
Concentrate Freight, $/wmt	$165.00	$165.00	$165.00	$165.00
Moisture content, %	8.00%	8.00%	8.00%	8.00%
Smelting, $/dmt	$145.00	$170.00	$145.00	$170.00
Silver refining ($/payable oz)	$0.72	$0.00	$0.72	$0.00
Gold refinign ($/payable oz)
Price participation, above $1000/tonne con value	8.00%	10.00%	8.00%	10.00%
Price participation, below $1000/tonne con value	5.00%	10.00%	5.00%	10.00%
Deductions:
Lead (if con grade < 60%)	3.00%		3.00%
Zinc (if con grade < 53%)	0	8.00%	0	8.00%
Silver (oz/dmt)	1.61	3.50	1.61	3.50
Gold (oz/dmt)	not included	not included	not included	not included
Payable Metal:
Lead	95.00%	0.00%	95.00%	0.00%
Zinc	0.00%	85.00%	0.00%	85.00%
Silver	95.00%	70.00%	95.00%	70.00%
Gold	not included	not included	not included	not included
Royalty, % of gross income	not included	not included	not included	not included

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Table 16-2: Phase Design Tonnages and Grades (Indicated)

Mining Phase	Mill Feed (>= $6.00/t NSR Cutoff) - INDICATED CLASSIFICATION
	Ktonnes	NSR, $/t	Ag, g/t	Au, g/t	Pb, %	Zn, %

1	82,461	15.61	22.32	0.129	0.26	0.28
2	30,968	16.72	25.83	0.031	0.15	0.32
3	65,187	13.59	17.00	0.039	0.22	0.48
4	23,519	12.66	15.74	0.027	0.23	0.41

Total	202,135	14.79	20.38	0.073	0.23	0.36

Table 16-3: Phase Design Tonnages and Grades (Inferred)

Mining Phase	Mill Feed (>= $6.00/t NSR Cutoff) - INFERRED CLASSIFICATION
	Ktonnes	NSR, $/t	Ag, g/t	Au, g/t	Pb, %	Zn, %

1	1,245	14.01	23.20	0.042	0.09	0.16
2	1,435	19.19	34.07	0.027	0.06	0.11
3	22,090	15.63	20.66	0.044	0.26	0.43
4	28,929	15.19	20.25	0.032	0.29	0.35

Total	53,699	15.45	20.86	0.037	0.27	0.37

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Table 16-4: Phase Design Tonnages and Grades (Combined)

Mining Phase	COMBINED Mill Feed (>= $6.00/t NSR Cutoff)						Waste	Total	W/O Ratio
	Ktonnes	NSR, $/t	Ag, g/t	Au, g/t	Pb, %	Zn, %	Ktonnes	Ktonnes

1	83,706	15.59	22.33	0.128	0.26	0.27	53,045	136,751	0.63
2	32,403	16.83	26.19	0.031	0.14	0.31	24,823	57,226	0.77
3	87,277	14.11	17.93	0.040	0.23	0.47	91,257	178,534	1.05
4	52,448	14.06	18.23	0.030	0.26	0.38	35,733	88,181	0.68

Total	255,834	14.92	20.48	0.066	0.23	0.37	204,858	460,692	0.80

NSR based on $20.0/oz silver, $1.00/lb lead, $1.00/lb zinc, no credit for gold

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Figure 16-1: PEA Pit - Phase 1

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Figure 16-2: PEA Pit - Phase 2

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Figure 16-3: PEA Pit - Phase 3

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Figure 16-4: PEA Pit - Phase 4 (PEA Final Pit)

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16.4	MINING SCHEDULE

A mining schedule to deliver 40,000 tpd to the mill was developed from the mining phases described in the previous report section. The NSR value was re-calculated with a $25.00/oz silver price and all other parameters remained the same (Table 16-1). The NSR cutoff grade was raised in the early years to provide higher head grades of the material being sent to the mill. As well, the minimum cutoff grade was raised to $6.25/t compared to $6.00/t used for the phase tabulations in Table 16-2. In this production schedule the low grade material between the mill cutoff and the $6.25/t minimum cutoff grade was not stockpiled and reported as waste to the waste dumps. The mine production schedule is presented in Table 16-5. The tonnage of mill feed and waste mined by mining phase by year is summarized in Table 16-6.

The percent of the fill feed which is in the indicated or the inferred categories are shown at the bottom of Table 16-5. During production years 1 through 6, less than 10% of the mill feed is inferred in any one year. The percent of inferred tonnage increases in the later years of the schedule.

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Table 16-5: Mine Production Schedule

NSR Cutoff Grade	Year ==>	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	TOTAL
	Units ($/t)	7.00	10.00	10.00	10.00	10.00	8.00	7.00	6.25	6.25	6.25	6.25	6.25	6.25	6.25	6.25	6.25
Total Ore:
Ore Ktonnes	(kt)	3,194	11,406	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	9,393	213,793
NSR	($/t)	19.29	18.34	17.64	19.73	19.60	18.56	17.24	14.23	14.70	15.36	15.70	15.76	14.28	14.63	13.92	15.64	16.39
Silver	(g/t)	33.51	30.03	26.85	28.95	28.15	25.83	22.69	18.60	19.34	20.82	21.20	20.48	17.79	18.22	17.28	17.03	22.40
Gold	(g/t)	0.042	0.075	0.087	0.108	0.121	0.132	0.129	0.114	0.047	0.031	0.031	0.029	0.033	0.028	0.024	0.041	0.069
Lead	(%)	0.106	0.167	0.217	0.279	0.290	0.291	0.328	0.274	0.258	0.275	0.275	0.273	0.276	0.261	0.219	0.237	0.261
Zinc	(%)	0.112	0.177	0.275	0.355	0.390	0.421	0.426	0.357	0.396	0.347	0.372	0.455	0.441	0.487	0.515	0.818	0.405
Total Material, Waste, W:O
Total Material	(kt)	10,000	40,000	40,000	40,000	40,000	40,000	38,833	28,665	25,174	25,343	27,779	23,701	22,867	21,830	22,834	13,667	460,693
Waste	(kt)	6,806	28,594	25,400	25,400	25,400	25,400	24,233	14,065	10,574	10,743	13,179	9,101	8,267	7,230	8,234	4,274	246,900
Waste:Ore Ratio	(none)	2.13	2.51	1.74	1.74	1.74	1.74	1.66	0.96	0.72	0.74	0.90	0.62	0.57	0.50	0.56	0.46	1.15
Ore Classification Split
Indicated		2,559	10,963	14,352	14,563	14,474	14,142	13,221	11,795	10,330	8,270	7,502	8,973	6,478	8,970	10,022	8,193	164,807
Inferred		635	443	248	37	126	458	1,379	2,805	4,270	6,330	7,098	5,627	8,122	5,630	4,578	1,200	48,986
Total		3,194	11,406	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	9,393	213,793
Percentage
Indicated		80.12%	96.12%	98.30%	99.75%	99.14%	96.86%	90.55%	80.79%	70.75%	56.64%	51.38%	61.46%	44.37%	61.44%	68.64%	87.22%	77.09%
Inferred		19.88%	3.88%	1.70%	0.25%	0.86%	3.14%	9.45%	19.21%	29.25%	43.36%	48.62%	38.54%	55.63%	38.56%	31.36%	12.78%	22.91%

Table 16-6: Mine Production Schedule by Phase

Year ==>	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	TOTAL
Phase 1 Ore Waste Total	2,822 2,879 5,701	7,501 18,638 26,139	7,933 16,332 24,265	10,064 17,189 27,253	10,624 12,740 23,364	8,169 4,869 13,038	8,284 2,347 10,631	5,308 1,052 6,360									60,705 76,046 136,751
Phase 2 Ore Waste Total	372 3,927 4,299	3,905 9,872 13,777	6,667 9,068 15,735	4,536 3,505 8,041	3,451 2,227 5,678	3,307 2,524 5,831	982 2,235 3,217	274 374 648									23,494 33,732 57,226
Phase 3 Ore Waste Total		84 84	0 0	4,706 4,706	525 10,433 10,958	3,124 18,007 21,131	5,334 19,651 24,985	9,018 12,639 21,657	14,600 10,574 25,174	7,834 4,889 12,723	5,684 3,413 9,097	9,957 5,406 15,363	0 0 0	7,415 4,104 11,519	7,481 3,878 11,359	6,918 2,860 9,778	77,890 100,644 178,534
Phase 4 Ore Waste Total										6,766 5,854 12,620	8,916 9,766 18,682	4,643 3,695 8,338	14,600 8,267 22,867	7,185 3,126 10,311	7,119 4,356 11,475	2,475 1,414 3,889	51,704 36,478 88,182
Total Ore Waste Total	3,194 6,806 10,000	11,406 28,594 40,000	14,600 25,400 40,000	14,600 25,400 40,000	14,600 25,400 40,000	14,600 25,400 40,000	14,600 24,233 38,833	14,600 14,065 28,665	14,600 10,574 25,174	14,600 10,743 25,343	14,600 13,179 27,779	14,600 9,101 23,701	14,600 8,267 22,867	14,600 7,230 21,830	14,600 8,234 22,834	9,393 4,274 13,667	213,793 246,900 460,693

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16.5               WASTE DUMPS

Three waste dumps have been designed to hold the 246.9 million tonnes of waste. The dumps are situated north and south of the pits with two dumps to the south and one to the north. The dumps are outside of the currently understood mineralized zone where the exploration potential to increase the mineral resource is very good. This adds about 500 meters of additional haul for the waste. The dump locations will be modified as more understanding of the mineralized zones is gathered. No condemnation drilling in the waste dump areas has been done.

The dumps are designed in 30 meter lifts with a setback between them so that the overall slope of the dump face is 2:1 (horizontal to vertical). The overall slopes in areas with a 35 meter wide ramp for truck access to the upper lifts will be even flatter than 2:1. During reclamation, the 30m high lift faces can be dozed such that the overall slope of the reclaimed dump is 2:1 or flatter. The dump locations relative to the final pit are shown on Figure 16-5.

The average density of the waste tonnage is about 2.7 in place, dry. A 30% swell factor has been applied for determining the waste volume required to hole the waste tonnage. The average density in the dump volume is 2.076 tonnes per loose cubic meter, dry.

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Figure 16-5:  Cordero Pits and Waste Dumps

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16.6               MINING EQUIPMENT

Mine equipment requirements were calculated based on the annual mine production schedule, the mine work schedule, and equipment shift production estimates. The size and type of mining equipment is consistent with the size of the project, i.e. peak run-of-mine material movements of about 40 million tonnes per year.

A summary of the total mine fleet by year for the mine major equipment is shown in Table 16-7. There is sufficient equipment to perform the following duties:

•	Construct additional roads, after preproduction, as needed to support mining activity, including pioneering work necessary for mine and dump expansion.

•	Strip topsoil in advance of mining and dumping.

•	Mine and transport the ore to the crusher (or crusher stockpile). Mine and transport the waste material from the pit areas to the waste storage areas.

•	Maintain all the mine work areas, in-pit haul roads, waste storage areas, crusher stockpiles, and external haul roads.

•	Build and maintain in pit and on dump drainage structures as required.

Mine equipment requirements were not estimated for the following activities:

•	Construction of any major surface water diversion channels and settlement ponds and dams, other than the ditching and sedimentation ponds for the waste storage areas.

•	Construction of the shop area and plant area.

•	Preproduction road construction outside of the immediate mine area.

•	Contouring or reclamation of dumps at the end of the project.

•	Mine dewatering for slope stability.

The mine equipment fleet calculations are based on two 12 hour shifts for 355 days per year (710 operating shifts). The number of pieces of equipment is based on the equipment productivity for projects of similar tonnage movements. Detailed equipment requirement calculations on a year by year basis have not been completed for this study. An earlier mine production schedule used a higher total material rate for which the equipment sizes were selected. When the mill rate and total tonnage rates were reduced, the number of mining units was reduced accordingly, but the size was not re-evaluated. Two cable shovels and one large front end loader is excess capacity for the 40 million tonne per year operation, but the mining areas are spread out and mining occurs in multiple locations each year. As this project is re-evaluated during a pre-Feasibility study, the size and number of loading units should be re-evaluated. Hydraulic front shovels may be a better loading unit than cable shovels for this size of operation.

The truck haul routes or profiles were measured for years -1 through 5 and selected years after this period. The truck cycles were simulated to determine the cycle times and tonnes hauled per truck shift and from this the number of operating trucks. The reference to specific equipment vendors is intended only to reference the size of the equipment included for this PEA and is not intended to be a recommendation of a particular equipment vendor.

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The major mine equipment consists of 12.25 inch (311 mm) blast hole drills, cable shovels (30 cubic meter bucket), front end loader (16 cubic meter bucket), 240 t haul trucks, plus major and minor support equipment. Year 6 is the year with the peak number of equipment units operating. After year 6, the total tonnage drops off by 28% in year 7 and 37% in year 8. During years 7, 8 and 9 there is replacement of some of the initial equipment, but not a replacement of all equipment as the hours used per year by the overall fleet will drop off during the last half of the mine life.

Table 16-7:  Mine Equipment

Equipment	Initial Fleet	Peak Fleet
	Yr -1 & 1	Yr. 6
Mine Major Equipment:
12.25 inch Blast Hole Drill	3	3
30 cum Shovel	2	2
16 cum Front End Loader	1	1
240 t Haul Truck	10	14
D10T Track Dozer	2	2
834H Wheel Dover	2	2
16m Motor Grader	2	2
777F Water Truck	2	2
Mine Major Support Eqpt.:
988HH Wheel Loader	1	1
385C Excavator	1	1
D8T Dozer	1	1
735 ATD Haul Truck	2	2
CM 785 Rock Drill	1	1
1 cum Backhoe Loader	1	1
Support Equipment:
Cable reeler, fuel & lube trucks, cranes, flatbed trucks, tire handler, forklifts light plants, etc.	1 lot	1 lot

Mine communications & radios, dispatch system, survey equipment, safety equipment, engineering & geology supplies	1 lot	1 lot

16.7               MINE LABOR

Mine personnel includes all the salaried supervisory and staff people working in mine operations, maintenance, and engineering/geology departments, and the hourly people required to operate and maintain the drilling, blasting, loading, hauling, and mine support activities. In general mining activities end once the ore is delivered to the crusher.

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The mine operating and maintenance labor will operate on a four crew rotation with two on and two off during any operating day. The estimates of personnel are based on similar size projects. The salaried staff includes supervision labor in operations and maintenance and the personnel in the engineering and geology departments. This staff is between 35 and 40 people and includes the shift supervisors in both operations and maintenance. The hourly personnel in mine operations could range from 90 to 110 people at the peak of operations and the mine maintenance range of personnel is in the 50 to 70 people depending on the maintenance philosophy adopted by the management (how much component replacement programs along with equipment dealer maintenance support is used).

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17                  RECOVERY METHODS

17.1               PROCESS DESCRIPTION

The following items summarize the process operations required to extract gold, silver, lead and zinc from the Cordero sulfide ore. The overall process flow sheet is shown in Figure 17-1.

•	Size reduction of the ore by a primary crusher to reduce the ore size from run-of-mine (ROM) size of minus 900 millimeters (mm) to minus 150 mm.

•	Size reduction of the primary crushed ore by secondary and tertiary crushing to reduce the ore size from 150 mm to minus 10 mm.

•
Grinding crushed ore in a ball mill circuit to a size suitable for processing in a flotation circuit. The ball mill will operate in closed circuit with cyclones to deliver an ore size of 80% passing 125 microns to the flotation circuit.

•
The flotation plant will consist of selective lead and zinc flotation circuits. The flotation circuits will each consist of rougher flotation and cleaner flotation to produce a high value silver and lead concentrate and a lower value zinc concentrate with payable gold and silver values

•	Final lead concentrate will be thickened, filtered, and loaded in super sacs for shipment. Final zinc concentrate will be also thickened, filtered and loaded in super sacs for shipment.

•	Flotation tailing will be thickened and deposited at the tailing impoundment area.

•	Water from tailing and concentrate dewatering will be recycled for reuse in the process. Plant water stream types include: process water, raw water, and potable water.

Storing, preparing, and distributing reagents used in the process. Reagents include collectors, promoters, activators, depressants, pH regulators and flocculant.

Preliminary General Arrangement drawings have been prepared to illustrate the prospective relationships between the mine, mill, infrastructure, and tailings storage facility. These drawings are presented as Appendix E.

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Figure 17-1: Crushing and Grinding

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17.2               ENERGY, WATER AND PROCESS MATERIALS

Ball Mill Bond Work Index determination on the head composite samples was done by reference. The test was conducted by comparing data from the head composite samples to data from a known reference Work Index (in our case 8.37 kilowatt-hours per ton (kWhr/t) for an ore sample from the Philippines). The Work Index of the unknown ore may be determined if we assume that Work Index required for comminution is the same for identical sample weights of the reference and unknown ores ground under identical conditions in a laboratory grinding unit. Therefore the Work Index of the unknown ore, (Wiu) is calculated as follows:

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18.                 PROJECT INFRASTRUCTURE

There is presently very little infrastructure to support a major mining operation at the site. However, work is underway to establish roadways, water, power, and other infrastructure to support the operation.

18.1               POWER SUPPLY

A major power transmission corridor crosses the southeast corner of the claim block approximately 1.5 km from the proposed pit. The existing transmission lines in this corridor do not have sufficient capacity to supply the planned operation according to CFE, the national power authority. However, additional lines can be built from the Camargo II power plant near Santa Rosalia de Camargo, approximately 75 km to the northeast, utilizing the same corridor.

18.2               ROADS

The site is presently accessed by a series of unpaved roads from federal Highway 24, approximately 11 km to the west-southwest. Some of these roads are in flood-prone corridors and are unsuitable for mine construction or operation traffic. A new all-weather road would need to be constructed to access the mine site from Highway 24.

18.3               WATER SUPPLY

The Cordero project lies within the Valle de Zaragoza aquifer, as designated by the National Water Commission (CONAGUA). This aquifer system is in an unrestricted zone and not subject to a ban on groundwater extraction. The mine site is located approximately 2 km north of the Arroyo San Juan, and intermittent stream flowing through alluvial materials. The mine site is located in an area where the aquifer is entirely with the bedrock. Several mine shafts have penetrated the aquifer and produced so much water that deepening of the shafts had to be abandoned. Studies of the aquifer near and around the mine site are presently underway with the objective of identifying sustainable water supplies of sufficient quantity to support the proposed mining operation.

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19                  MARKET STUDIES AND CONTRACTS

This project is at a very early stage of development. No market studies have been conducted as of this writing.

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20                  ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1               ENVIRONMENTAL STUDIES AND POTENTIAL IMPACTS

20.1.1           Climatology

20.1.1.1        Types of Climate

The region’s climate is characterized by one specific type, based on the Köppen climatic classification and modified by E. Garcia. Semidry or semiarid BS1Kw(w)(e) weather prevails in this region, with summer rains and an annual average temperature of 19.4ºC (Figure 20-1).

Average annual rainfall for the zone is calculated at 473.33 mm and an average potential evaporation per year on the order of 2,100 mm.

Climate in the region close to the project has little variation due to its geographical conditions and has been divided by its climatological characteristics into three types, which are:

BSOhw(w). This type of climate corresponds to the northeast part of the Cordero Project. It is located in the eastern foothills of the Sierra Madre Occidental, with an annual average temperature of 18.7ºC which is a strong characteristic of this type of climate, with the warmest months being June and July and the coldest are December, January and February. Total yearly rainfall is 353.02 mm with the highest rainfall during July and August and the lowest during March and April.

BS1hw(w). This type of climate prevails on the eastern side of Ciudad de Hidalgo del Parral, as well as in the upper part of Valle de Zaragoza and at the Conchos rivers and Balleza junction. Annual average temperature is 24.2º C, with the lowest temperatures during December and January, and the highest temperatures during May and June. Annual total precipitation is 448.26 mm, maximum rainfall recorded during July and August, and minimum rainfall during April and May.

BS1Kw(w). This is the most widespread climate in the area and is where the Cordero Project is situated; it is in the eastern portion of the Sierra Madre Occidental. It presents a yearly mean temperature of between 13 and 18ºC; the warmest months are June and July while the coldest are December and January. Yearly rainfall ranges from 437 to 450 mm with the greatest rainfall happening during the months of July and August and the lowest happening in March and April.

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Figure 20-1: Types of Climates in the Cordero Mining Project

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20.1.1.2        Weather Stations

In order to perform a climatological analysis of the Cordero Project it was necessary to analyze information from four weather stations, all of them administered by the Comisión Nacional (National Commission) (Table 20-1 and Figure 20-2). The stations were selected with the goal of identifying those that record data relevant to the study area. With this approach, the obtained data corresponds to those stations found within the Rio Conchos Sub-basin as well as in bordering basins, identified by their geographic location. The weather stations are the following:

Table 20-1: Weather Station Location

Station	Name	West Longitude	North Latitude	Altitude	Operation
8152	Valle de Zaragoza	105°48'39"	27°27'26"	1340	operating
8085	La Boquilla	105°24'43"	27°32'38"	1323	operating
8078	Presa Parral	105°43'45"	26°54'20"	1770	operating
8305	Parral	105°43'42"	26°54'17"	1775	operating

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Figure 20-2: Weather Stations in the Area

20.1.1.3        Weather Stations Information Analysis

The process of data gathering and input for the four weather stations, include: monthly average temperature, daily average precipitation per month and daily average potential evaporation per month. The temperature and precipitation records in the majority of weather stations are from 1981 to 2010, although some stations present data previous to 1981, with some intermediate missing data, therefore records are only reliable in certain years. Potential evaporation records decrease the observation period, but are likewise representative of the area.

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Temperature

Temperature data was analyzed, leading to the following:

Valle de Zaragoza

The minimum average yearly temperature is 10ºC and the maximum is 28.5ºC. The yearly average for this period is 19.2ºC. The warmest month is June with a monthly average of 26.8ºC and the coldest is January with a monthly average of 11.0ºC.

La Boquilla

The maximum average yearly temperature is 28.4ºC and the minimum is 12ºC. The lowest average is in January at 3.2ºC and the highest in June at 36.1ºC. The yearly average for the analyzed period is 20.2ºC.

Presa Parral

The coldest month of the year, at least for the recorded period, is January with a monthly average of 10.3ºC and the warmest is June with 25.1ºC. The highest yearly average is 26.1ºC and the minimum, from year 2000, is -1.2ºC. The yearly average is 17.9ºC.

Parral

The yearly maximum average temperature is 28.6ºC and the minimum is 12.4ºC. The lowest monthly average is from January with 4.1ºC and the highest is June’s with 36.6ºC. The yearly average for the analyzed period is 19.3ºC.

Rainfall

Rainfall in the study zone is characteristic of semi-arid subtropical areas with precipitation in the winter and summer seasons, similar to the major part of the north region of the country. Winter rainfall is typically frontal, caused by polar air masses that intrude upon the preexisting semi-tropical air masses. Summer rainfall is a combination between orographic and convection types due to the physiographic position. Summer rains typically consist of high-intensity, short-duration showers.

Yearly Average Rainfall

The yearly average rainfall in the Cordero Project area is 473.33 mm/year for the 1981-2010 period. The rainiest month is July. These types of rains are typically intense and short, causing heavy floods which are managed by La Boquilla Dam, north of the project. The dry season is from March to May. It is during this period when less than 10% of the annual rainfall is produced.

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Average Yearly Potential Evaporation

Historical records for yearly average evaporation of the area of the Cordero Project were taken into account leading to a potential evaporation estimate valued at 2100 mm/year for the recorded period of 1981-2010. The potential variation is consistent with the increment in temperature; during winter it is low with values of 76.6 mm in December and rising in summer to reach maximum values during the month of May with 276.5 mm.

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Figure 20-3: Isotherms Distribution in the Cordero Project.

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Figure 20-4: Isohyets Distribution in the Cordero Project

For the purposes of this study, characterization of the soils was done through the consulted bibliography (INEGI, 2011, INIFAP) where the different types of soil that are found on the site of importance through the unification of 32 covers on a scale of 1:1,000,000.

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In the state of Chihuahua, the largest state in Mexico, there are 16 soil units that are a product of the interaction, through time, from the geological material, weather, terrain and organisms.

Almost three quarters of the state are characterized by the presence of dry climate, mainly located in the Sierras y Llanuras del Norte province, and the other part is characterized by sub-humid climates in the Sierra Madre Occidental province, which have influenced the weathering of igneous and sedimentary rock, and the formation of sediments which have given place firstly to the production of young soils (regosols, litosols, and rendzinas among others), secondly to moderate development soils (feozems, cambisoles, kastanozems and chernozems) and lastly to smaller expanses of mature soils (luvisoles).

In the geological substrata, igneous rocks are dominant over sedimentary and alluvial sedimentary rocks and a minimal part of metamorphic rocks, which make up topographical forms such as mountain ranges, compound alluvial fans, hills, plateaus, plains, valleys and some dunes.

Due to the aforementioned environmental characteristics, there is a panorama in which soils present diverse limitations: 54.21% are limited in depth due to a lithic phase, 11.63% due to a petrocalcic phase, 0.18% due to a petrogypsic phase and 0.15% due to a duric phase. Limitations due to gravel and rock phases on the surface and in the interior soil at 12.58%, sodium and saline phases at 7.81% and deep soils without phase only 13.33%. This is shown in the following table.

Table 20-2: Percentages in Chemical and Physical Phases

CHEMICAL AND PHYSICAL PHASES	PERCENT
Lytic less than 10 cm	20.65
Lytic	33.56
Petrocalcic	11.39
Petrogypsic	0.18
Duric	0.15
Rocky	5.28
Burdensome	6.84
Saline-Burdensome	0.13
Sodium Saline-Burdensome	0.13
Sodium-Burdensome	0.20
Saline-Petrocalcic	0.06
Sodium-Petrocalcic	0.18
Saline	1.13
Sodium-Saline	5.42
Sodium	1.26
No Phase	13.33
Water Bodies	0.11
Total	100.00

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The present soil units within the state, by order of dominance, are: Regosol, Xerosol, Litosol, Feozem, Yermosol, Cambisol, Luvisol, Rendzina, Solonchak, Vertisol, Solonetz, Planosol, Ranker, Kastanozem and Chernozem. See table.

Table 20-3: Distribution of Surface Soil Type

SOIL UNITS	PERCENT
Regosol	25.46
Xerosol	20.90
Lithosol	20.67
Phaeozem	15.98
Yermosol	4.59
Cambisol	2.67
Luvisol	2.37
Rendzina	1.91
Solonchak	1.64
Vertisol	1.21
Solonetz	1.09
Planosol	0.70
Fluvisol	0.30
Ranker	0.27
Castanozem	0.11
Chernozem	0.02
Water Bodies	0.11
Total	100.00

20.1.2.1	Types of Soil

Regosols

These soils are characterized by presenting an ochric A horizon, or a gleyic horizon more than 50 cm from the surface. When texture is thick, these soils lack clay accumulation sheets as well as hints of cambic or oxic horizons. They are not formed by albic materials, product of the intense removal of material from the superior horizon in solution or suspension. It does not have other horizons or diagnostic characteristics, unless it is buried at less than 50 cm from the surface.

Regosols are the dominant soil, taking up 25.48% of the total expanse of the state. They are very young, made up of materials that are the initial stage to the formation of many other soils.

Their origin within the state is very diverse: residual, from extrusive acidic and basic igneous rocks and from sedimentary rocks such as conglomerate and limestone that make up topographical forms such as mountain ranges, plateaus and hills; colluvial -alluvial from sediments that make up topographical forms such as compound alluvial fans; alluvial, from sediments in the hills and valleys; and Eolian deposits by sandy sediments that make up dunes.

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They occur in all of the climate areas of the entity, from semi-warm subhumid climates to very dry temperate climates, where they support desert scrubland, natural grasslands, sandy desert vegetation, halophilous vegetation, pine and oak forests and some are dedicated to irrigation agriculture.

More than 70% of regosols are limited in depth by lithic (rock bedding) or petrocalcic (caliche) phases, a little more than 10% by superficial and internal obstruction due to the presence of gravel or rock phases, and almost 2% by saline, sodium, and saline-sodium phases, leaving deep soils with no limiting phases at 9.85%.

Within the area of interest, eutric and calcareous type regosol is mostly represented.

Eutric regosols presents the previously mentioned diagnostic characteristics and c above 50% between 20 and 50 cm deep which is why these soils are generally considered to be inherently moderately to highly fertile.

A great part of them (86.54%) are limited in depth by lithic and petrocalcic phases, by internal and superficial obstruction (7.9%) with gravel or rock phases, by salt and/or sodium (1.25%) and a minimal part (4.31%) are deep and without limitation.

Their pH varies from moderately alkaline to strongly acidic (8.3-5.2), the organic material quantities are in the range of extremely poor to moderately poor (0.6-1.6%) in the superficial layer, base saturation is high with low to very high potassium quantities (0.3-1.7 meq/100g), low to high calcium quantities (4.1-16.3 meq/100g), moderate to high magnesium quantities (1.5-4.5 meq/100g) and low to moderate sodium (0.2-0.5 meq/100g). These are features of the physiographical province of the Sierra Madre Occidental and in some mountain ranges and hills of the north part of the sub-province of Del Bolsón de Mapimí.

They are mainly associated with litosoles, cambisols, phaeozems, planosols, xerosols and yermosols.

Calcaric regosols, apart from diagnostic characteristics of the unit are calcareous at least in some parts of the soil between 20 and 50 cm of depth. They make up 46.68% of the regosols and just like eutric regosoles, they are very fertile. Approximately 61.18% are limited by lithic and petrocalcic phases, 19.71% by gravel and rock phases, 3.62% by saline-sodium phases, and 15.49% are deep soils without any limitation. They are generally moderately alkaline (pH 7.9-8.4) and strong to very strong alkalinity on saline soils (8.5-9.3), organic material varies in percentage between extremely poor to moderately poor (0.3-1.4), the retention capacity of bases in sandy soils varies from very low in sandy soils to moderate in medium texture soils (5.0-22.5 meq/100g), bases saturation is high with very low potassium quantities in sandy soils and very high in soils of medium texture (0.1-1.6 meq/100g), calcium concentrations go from high to very high (13.1-34.1 meq/100g), while magnesium concentrations go from low to high (0.3 -3.2 meq/100g). They are associated with rendzinas, phaeozems, xerosols, yermosols, solonchaks and fluvisols. They are located around the Santa María lagoon, Manuel Ojinaga and southeast of Manuel Benavides, amongst others.

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Figure 20-5: Soil Type Distribution Map
Xerosols

These are soils with a developed ochric A horizon and an arid humidity regiment, since they are located in areas with dry, semi-dry, and very dry climates. If the sand/clay relationship is 1 or less they contain more than 1% of organic material, and if this relationship is of 13 or greater more than 0.28%.

These are characteristic soils of the Sierras y Llanuras del Norte province, located in compound alluvial fans, hills and plains and a minimal part of the subprovinces Sierras y Llanuras Tarahumaras and Sierras y Llanuras de Durango, in valleys, hills and plains.

Generally, they are alluvial origin soils, formed from Quaternary sediments as well as from residual origin over sedimentary (conglomerate, limestone, limestone-shale, sandstone, sandstone-conglomerate, shale) and igneous (basic and acid extrusive) rocks.

They have the second place in dominance with 20.93% of the state surface. Approximately 65% of these soils are limited by physical phases (petrocalcic, petrogypsic, lithic, duric, gravel and rock), 13% by chemical phases (saline and sodium) and 22% are deep with no phase.

They are considered of good fertility due to their nutrient content, producing good returns when incorporated into irrigated agriculture, as is already being done in some places. In addition, they generally support microphyll desert scrub vegetation and natural grasslands. The type of xerosol that is found in the zone of interest is Haplic Xerosol.

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Haplic xerosols present an ochric A horizon on the surface and under it a cambic B horizon. These are dominant among the xerosoles, at 41.71%. Many of these soils (83%) are limited by physical (petrocalcic, petrogypsic, lithic, gravel and rock) and chemical (sodium, saline and saline-sodium) phases. Their pH varies from lightly to moderately alkaline (7.4-8.2), organic material is found in poor quantities, the capacity to retain bases is from low to moderate (7.0-22.0 meq/100g). Base saturation is high with low to very low quantities of potassium (0.2-1.3 meq/100g), high to very high quantities of calcium (11.9-28.1 meq/100g), moderate to high quantities of magnesium (1.2-3.3 meq/100g) and low to high quantities of sodium (0.1-1.1 meq/100g). They are located around Ricardo Flores Maragón, Ejido Constitución, southeast of La Boquilla Dam, the west of Hidalgo del Parral and part of Bolsón de Mapimí. They are associated with rendzins, phaeozems, regosols, vertisols, solonetz and planosols amongst others.

The luvic xerosols present, beneath the ochric A horizon, an argillic B horizon, and beneath this a calcic or gypsic horizon. They make up 31.49% of the xerosoles. Approximately 54.23% are deep phaseless soils, 20.63% are soils limited by physical phases (gravel, duric, rock) and 25.14% by chemical phases (saline-sodium, saline, sodic). Its pH is moderately alkaline (7.9-8.4), organic material goes from poor to moderately poor on a horizontal superficial level (1.2-1.8%) and extremely poor at greater depths; bases saturation is high with low to very high quantities of potassium (1.0-4.2 meq/100g), very high calcium quantities (29.4-58.3 meq/100g), moderate to high magnesium quantities (1.5-5.2 meq/100g) and low to moderate sodium quantities (0.1-.07 meq/100g). They are associated with other xerosols, yermosols, vertizols and phaeozems. They are located in the vicinity of Los Trios and Puerto Palomas south of Adolfo López Mateos, north of Santa Anita, south of Janos, east of La Boquilla dam, west of Los Gigantes hill and northeast of José Esteban Coronado.

Rendzina

These soils are characterized by presenting a mollic A horizon with a thickness below 50 cm that contains or overlays directly on calcareous material with an equivalent calcium carbonate greater than 40%.

They are fundamentally located in the northeast portion and southeast of the state, over topographical form systems of rugged hills with plateaus, rugged hills with plains, rugged sierras, folded sierras and alluvial plains; they take up 1.91% of the state surface and currently sustain natural grasslands.

They are limited in depth by the presence of lithic phases (80.78%) in the vicinity of Maijoma and petrocalcic phases (19.22%) in the vicinity of the Ejido San Lorenzo, with textures that vary from sandy loam to sandy clay loam which makes its nutrient retaining capacity (CICT) vary from moderate to high, with colors from very dark brownish gray to brownish, their pH is generally moderately alkaline, base saturation is very high with very high calcium, moderate to high magnesium, low to high potassium and moderate to low sodium quantities. Organic matter content varies from extremely rich (8.6%), in some cases, to moderately poor (1.6%) in others.

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They present a good nutrient content which makes them have good fertility for agricultural activities, but their location within the previously mentioned topographical forms makes them very susceptible to erosion.

The following figure shows how these soils interact with relation to the area of importance for the Cordero Project.

Yermosols

These soils have an ochric A horizon with less organic matter content than xerosols and also have an arid humidity regiment (very dry and dry weather).

They take up 4.59% of the state area, with their major extension happening in the sub-provinces of Llanuras y Médanos del Norte and Sierras Plegadas del Norte, over topographical shapes of plains, compound alluvial fans and some hills which are made up from quaternary sediments and conglomerate rocks.

They share a lot of the characteristics with xerosols, making them also possess good fertility and aptitude for irrigation farming. Currently they sustain microphilous desert scrub, rosetophilous desert scrub, natural grasslands, halophilous vegetation and some areas dedicated to irrigation farming.

Calcic Yermosol exists within the area of influence, but lluvic and haplic could also be present.

Calcic Yermosols are characterized by presenting a horizon of calcium carbonate accumulation with 15 cm thickness, which is named a calcic horizon. These carbonates can be found covering parts of shingles or soft powdery forms. They take up 25.87% of yermosols. A little more than half of these soils (46.25%) are deep and without a limiting phase while those that do present a limit present a layer of caliche, gravel and salt and/or sodium accumulation. Its pH varies from lightly alkaline to moderately alkaline (7.8-8.3), organic matter quantities range from poor to extremely poor (0.1-0.7%), retention bases capacity ranges from low to moderate (6.3-20.8 meq/100q), base saturation is high, with high to very high potassium (0.8-1.8 meq/100g), high to very high calcium (11.9-21.6 meq/100g), moderate to very high magnesium (1.9-9.7 meq/100g) and moderate to high sodium quantities (0.4-1.5 meq/100g). They are located in areas bordering the El Barreal Lagoon, the vicinity of La Boquilla Dam and south of José Mariano Jiménez associated to other yermosols, xerosols and regosols.

20.2              BIOLOGICAL ENVIRONMENT

20.2.1           Vegetation

Mexico’s flora, parallel to its richness in species, offers a wide morphological diversity of plants, known as biotypes or biological forms. Such diversity is a consequence of the broad range of environments that characterize the country’s territory, especially the zone that is described later on.

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Based on existing relationships between plant morphology and the environment that these occupy characterization and classification of vegetation has been facilitated.

The current state of knowledge about Mexico’s vegetative cover does not yet permit comparative actions in great detail.

For this section on flora and vegetation the biological characteristics of vegetation tending towards conditions in which the current site is located were analyzed.

The types of vegetation present in the study area were identified based on the consulted bibliography corresponding to the region and other provided thematic cards (INEGI use of ground and vegetation scale 1:1,000,000).

According to Rzedowski, Mexico’s vegetation is presented through different floristic divisions, which are divided into: Kingdom, Regions and Provinces. The state of Chihuahua lies within a two region kingdom, and approximately nine provinces. Focusing specifically on the “Cordero Project” area, located northeast of the Municipality of Hidalgo del Parral, in the state of Chihuahua, Lies within a floristic hierarchy represented as Neotropical Kingdom, Mexican Xerophytes Region, Province of the highlands.

Figure 20-6: Floristic Divisions of Mexico

This hierarchy presented by Rzedowski is comprised of the Mexican Xerophytes which generally corresponds to areas with arid and semiarid climates and takes up approximately half of its surface. Its limits extend to adjacent parts of Texas, New Mexico, Arizona and California although it does not deeply penetrate into United States territory.

The meridional affinity component is much more important than the boreal component in the flora of the Mexican arid zones. Thus, just amongst the woody plants of Mexico there are 68 restricted types to proximity of arid zone climates. On a specie level, it can be estimated that more than 50% of those within the Mexican Xerophytes region are restricted to growth within its limits. The intervention of the autochthonous element is so significant to the flora of this region that in many areas it prevails over the Neo -tropical, on a genus level. Within this element are, amongst other plants, numerous cacti as well as species within the genus agave, Dalea, Dasylirion, Fouquieria and Yucca, which leaves a very characteristic mark on Mexico’s arid zones of vegetation.

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Highland Province

This essentially corresponds to the physiographical region which in Mexico extends from Chihuahua and Coahuila to Jalisco, Michoacán, Estado de Mexico, Tlaxcala and Puebla. However, semi-wet and wet parts are excluded and instead significant areas of the north of Sonora, New Mexico and part of Texas are ascribed here. It is therefore the most extensive province recognized by Rzedowski. Altitude in this territory generally varies between 1,000 and 2,000 m, making the influence of low temperatures more notorious. The number of endemic species is considerable and their abundance is favored by the diversity in geological substrata. The predominant vegetation is made up of xerophilous scrubs although grasslands and spiny forest are also frequent. The number of genus restricted to this entity is 16 if only the woody plants are taken into account, for example Ariocarpus, Eutetras, Grusonia, Lophophora, Sartwellia, and Sericodes can be mentioned.

The state of Chihuahua is the biggest national territory, within it there are immense mountain chains, wide desert and semi-desert regions and important agricultural valleys. It therefore possesses a wide range of natural resources from which significant economic activity is derived, above all forestry, livestock, mining and also a million hectares of agricultural lands in exploitation.

However, climate conditions and the hydrographic network are not the most favorable; rain within the state is scarce and badly distributed, more than half of the territory receives less than 400 mm of rainfall. The altitudinal gradient influences the weather variability and therefore the great diversity of types of vegetation within the state.

The natural vegetation, as a synthetic expression of all of the environmental factors has been developed into a great variety of shapes. Chihuahua is divided into two big physiographical provinces with very contrasting characteristics: the Sierras y Llanuras del Norte province and the Sierra Madre Occidental.

20.2.1.1        Types of Vegetation

Scrublands

Shrub vegetation that generally presents branching from the base of the stem, close to the surface of the ground and with variable heights but always below 4 m. It is distributed along the whole arid and semiarid region of the state and is mostly made up of microphylous desert scrubland and rosetofilous desert scrubland, as well as a small part of sub-montane scrubland and subtropical scrubland. Altogether, scrubland covers 32% of the state’s surface.

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Microphylous Desert Scrubland

The microphylous desert scrubland is the most extensive life form in the state. It shows a marked preference for growth on flat alluvial terrain with developed soils. Generally this xerophylous community is made up of a uniform grouping of Larrea tridentata (Creosote bush), with very variable heights and cover, depending to the place where it is found. The structure of mycrophylous desert scrubland is very complex and in some cases is made up of thorn bushes, generally of the Acacia, Opuntia and Prosopis types. In other cases it is made up of thornless elements with small leaves or without them amongst which are: Larrea, Flourensia, Erioneuron and in certain places Lippia; however, for the most part this scrubland is made up of a mix of both thorny and thornless species, which is why it is denominated sub-thornless.

There are certain components of the scrubland that stand out due to their size over the average, their presence is isolated, they are detectable from a distance and are known as imminences; in several places the imminences are represented by Acacia neovernicosa (Viscid Acacia),

Fouquieria splendens (Ocotillo) and Yucca treculeana (Don Quixote’s Lace).

A very frequent element is Agave lechuguilla (Lechuguilla) but it has a very low incidence and determines, in many cases, the ecotone with rosetofilous desert scrub that grows in hilly parts. Hilaria mutica also appears, forming patches in the lower part of the basins.

Rosetofilous Desert Scrubland

This type of vegetation along with microphilous desert scrubland occupies the biggest part of the arid region of the state. Shrub and subshrub elements with tight elongated leaves in the form of a rosette which can be thorny or thornless are predominant. There are two distinguishable classes: those which possess a well-developed elongated stem such as the Don Quixote’s Lace (Yucca sp.) and those which do not have a visible stem (acaulous), whose leaves emerge from the base of the plant and are ordinarily known as agaves.

In Chihuahua, the most typical elements of this shrubland and those which give its characteristic physiognomy are: Agave Lechuguilla (lechuguilla), Dasylirion leiophyllum (Green Sotol), Agave sp,, A. scabra (maguey), which make up the sometimes very dense shrub and subshrub stratus along with various wide participation species such as: Euphorbia sp., Jatropha sp., Parthenium sp. and Opuntia sp.; the presence of a taller brush strata are frequent , where the following are included: Yucca spp., Fouquieria splendens (ocotillo) and Acacia spp., to cite a few of the most important. Gramines, although present in the herbaceous substrata, are not as abundant.

Grasslands

Under this concept is included every area whose vegetation is dominated by grasses, may be associated with other life forms. Within the entity, there are two types of natural grasslands and one provided by human activities. The first two refer to the natural grassland established in great part by weather conditions and halophilous grassland, determined by soil conditions. The third refers to induced anthropogenic grassland. Grasslands cover more than 24% the Chihuahua territory.

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Natural Grassland

Natural grassland is vegetation made up by herbaceous plants of graminiform type and constitutes one of the most adequate pastureland ecosystems to sustain domestic herbivorous animals, which are used for human consumption.

One of the major advantages that this natural ecosystem possesses is that it provides feed for livestock in a very economical way and without the need to invest great quantities of energy (as is the case of cultivated grasslands); it also possesses a great recovery capacity even after undergoing severe droughts. In Chihuahua, natural grasslands takes up a great extensions of the physiographical provinces of the Sierra Madre Occidental and of the Sierras y Llanuras del Norte, prospers in a great variety of ecological conditions and make up one of the most important natural grassland areas of the country. From the first province, the grasslands extend throughout a great part of the foot of the mountain of the interior vertices, from the second it prevails in the flat areas of alluvial origin, hillsides, plateaus and hills of the low mountainsides.

It is distributed in altitudes between a little more than 1,200 meters on the hills and foothills where it borders with xerophilous scrubland and maxes out at the foot of the mountain ranges where it can reach up to 2,300 meters; in places with a higher altitude it is replaced by oak and mixed forest vegetation.

The rocky substrata that underlies natural grasslands is of igneous origin, as are the rhyolites and acid tuffs forming the mountains, basalts that form the plateaus and badlands and give origin (in interaction with other factors such as precipitation, temperature, vegetation, relief, etc.) to very superficial soils classified as Litosol and other shallow ones, with medium textures and lithic phases, determined in Regosol and Feozem; fine textures enriched with clay soils are originated in the badlands and plateau apexes which provide bad drainage which are then called Vertisol and are limited in depth by the bedrock.

Generally, natural grasslands are dedicated to livestock, where it is common to observe Hereford and Angus type bovine livestock, although administration of these natural rangelands is far from optimal or organized which is why there is evidence of overgrazing on a good part of them, indicated through the invasion of woody plants that are not palatable for the livestock and are of lower foraging value.

In places closer to lower, floodable and saline grassland terrains, correspondent to halophilous vegetation and halophilous grasslands, it is frequent to observe amongst the natural grasslands Hilaria mutica (tobosa grass) in association with Chloris virgata (feather fingergrass) sharing dominion with Bouteloua gracilis (blue grama).

In the south of the state, natural grasslands take up great foothill, hill and small, low mountain ranges extensions where groups of Bouteloua chondrosioides (sprucetop grama) are frequent especially on hills and hillsides with thin, rocky soils; in sites similar to this region groupings of Bouteloua chondrosioides- Bouteloua gracilis are more common and in some others Trachypogon secundus-Bouteloua spp. Over limestone strata Erioneuron grandiflorum dominates, accompanied by Bouteloua curtipendula, Elyonurus barbiculmis, Eragrostis palmeri, Bouteloua hirsuta, Dalea bicolor y Gnaphalium sp., amongst others.

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Overgrazing and bad administration propitiate the invasion of undesirable elements for the livestock and woody plants that decrease the grass cover in radical ways. As consequence there is a drastic fall in the animal load capacity of the rangelands as overgrazed foliage, missing its areal parts, restricts its growth in the next cycle since it loses its chlorophyllic function and consequently develops in a slow manner at the expense of the reserves stored by the plant.

The substitution of the natural grasslands ecosystem by agriculture oriented to foraging crops like alfalfa and cultivated grasses involves a large capital investment and compromises the sustainability of the ecosystem, which makes the chore of implementing different management techniques that permit the conservation of natural grassland with the purpose of a more adequate use of the resource, and thereby assuring its permanence, crucial.

Salt and Gypsum Vegetation

This vegetation grows on soils with high soluble salt content and is made up of herb and brush species where succulents and some rhizomatous grasses are present.

Within the area, this biological form is at the bottom of floodable alluvial plains that possess deep soils with fine texture and slow drainage. Where strong concentrations of soluble salts are accumulated, soils are determined as Solonchak, this vegetation also prospers on soils with moderate saline concentrations classified as Xerosol and Yermosol.

To the west of Juarez, on the grounds close the Laguna Guzman there is halophilic vegetation with a predominance of Prosopis glandulosa (mezquite), Sporobolus airoides (zacate alcalino) y Atriplex canescens (chamizo) shrub elements and in some sites close to these places dominion is marked by Suaeda sp., Hilaria mutica (toboso), and amongst others, Prosopis sp. y Atriplex sp. stand out.

Some elements that accompany the dominant ones are: Gutierrezia sp., Sesuvium sp. and Larrea tridentata. At the proximity of the agricultural areas of Nuevo Casas Grandes and Miguel Ahumada, this type of vegetation is made up of, amongst others, succulent elements such as
Suaeda sp.; shrubs such as Prosopis glandulosa, Larrea tridentata, Flourensia sp. (daisy), Condalia sp., Acacia sp.; and the following gramines Atriplex sp., Sporobolus airoides, Distichlis spicata (salt grass) and Bouteloua sp.

Towards the south and southeast of Miguel Ahumada, dominance of Salsola kali (Russian thistle) and Atriplex canescens is a reported. More towards the south, in the vicinity of the townships of Santa Rosalía de Camargo and José Mariano Jiménez Atriplex canescens, Hilaria mutica and Prosopis glandulosa dominate; Citharexylum sp. and Pappophorum mucronulatum are also present.

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Figure 20-7: Vegetation Type

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20.2.2           Fauna

The definition of biodiversity refers to the variety of life, including ecosystems (terrestrial and aquatic), the ecological complexes they form part of, diversity among the species and within each specie. Biodiversity is a result of the evolutionary process that manifests the existence of different ways of being for life along the whole scale of living being organization.

Mega-diversity nations have two characteristics in common: the majority of them are countries with tropical influence and are all big, and more than a million km2 extension. There are more than 170 countries in the world but only 12 of these are considered to be mega-diverse. Mexico is one of the countries that together houses between 60 and 70% of the total biodiversity of the planet.

Mexico occupies the third place amongst countries with major biological diversity due to the overlapping of two bio-geographical (Nearctic and Neotropical) region’s fauna and flora and to its being a tropical country – mountainous and with an elevated number of endemic species. It occupies the first place in reptile fauna (717 species) and the second in mammals (451 species), the fourth in amphibians (282 species) and phanerogams (+/- 25,000 species). 32% of the national vertebrate fauna is endemic of Mexico and 52% is only shared with Mesoamerica.

The desert in Chihuahua presents abundance in fauna. Some typical animals are the desert cottontail (Sylvilagus audubonii), the black-tailed jackrabbit (Lepus californicus), the cactus mouse (Peromyscus eremicus), the swift fox (Vulpes velox), cactus wren (Campylorhynchus brunneicapillus), the greater roadrunner (Geococcyx californianus), the Mohave rattlesnake (Crotalus scutulatus) the coach whips snake (Masticophis flagellum), the New Mexico whiptail lizard (Cnemidophorus neomexicanus), the red-spotted toad (Bufo punctatus); the tiger salamander (Ambystoma tigrinum), the white-throated wood rat (Neotoma albigula), the pallid bat (Antrozous pallidus), the coyote (Canis latrans), the hooded skunk (Mephitis macroura), the bobcat (Lynx rufus) and mule deer (Odocoileus hemionus).

In the forests: Deer, squirrel, fox, wild turkey, golden eagle, duck, goose and quail. In the lower parts of the canyon: Parakeet and parrot. In ponds and rivers: Trout, catfish, carp and sea otter. And on the plateau: Tortoise, lizard, rattlesnake, quail, dove, porcupine, desert fox, coyote and wild boar.

From the diversity in the Parral municipality the following species are listed under some sort of conservation status in the “Norma Oficial Mexicana NOM-059-SEMARNAT-2010, para especies nativas de México de flora y fauna silvestre - categorías de riesgo y especificaciones para su inclusión exclusión o cambio - lista de especies en riesgo”(Oficial Mexican Norm NOM-059-SEMARNAT-2010, for wild flora and fauna Mexico native species - endangered categories and specifications for their inclusion exclusion or change – list of endangered species), making up the following table which shows the species typified and/or by area and their special category according to the aforementioned norm.

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Avians

Table 20-4: Species of Fauna (Avian) found in some status on the Norma Oficial Mexicana

NOM-059-SEMARNAT-2010.

Scientific Name	Common Name	Category
Anas platyrhynchos	Mexican Duck	A
Ixobrychus exilis	Least Bittern	Pr
Botaurus lentiginosus	American Bittern	A
Accipiter striatus	Sharp-shinned Hawk	Pr
Accipiter cooperii	Cooper Hawk	Pr
Accipiter gentilis	Northern Goshawk	A
Buteogallus anthracinus	Common Black Hawk	Pr
Parabuteo unicinctus	Harris Hawk	Pr
Buteo swainsoni	Swainson Hawk
Buteo albonotatus	Zone-tailed Hawk	Pr
Buteo lagopus	Rough-legged Buzzard
Aquila chrysaetos	Golden Eagle	A
Buteo regalis	Ferruginous Hawk	Pr
Ictinia mississippiensis	Mississippi Kite	Pr
Haliaeetus leucocephalus	Bald Eagle	P
Falco femoralis	Aplomado Falcon	A
Falco mexicanus	Prairie Falcon	A
Falco peregrinus	Peregrine Falco	Pr
Rallus limicola	Virginia Rail	A
Grus canadensis	Sand Hill Crane	Pr
Charadrius montanus	Mountain Plover	A
Asio flammeus	Short-eared Owl	Pr
Picoides stricklandi	Strickland Woodpecker	A
Vireo atricapillus	Black-caped Vireo	P
Nucifraga columbiana	Clark Nutcracker	P
Cinclus mexicanus	American Dipper	Pr
Myadestes townsendi	Townsend Solitaire	Pr
Vermivora crissalis	Colima Warbler	Pr
Oporornis tolmiei	MacGillivray Warbler	A
Spizella wortheni	Worthen Sparrow	P

The abundance of reptiles in the area is due to their adaptability to survive in the desert, being the ones with the highest frequency on the NOM-059-SEMARNAT-2010 with a grand total of 56 individuals, 25 of which are threatened (A), 28 are in special protection (Pr) and 3 in extinction danger.

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Reptiles

Table 20-5: Faunistic Species (Reptiles) found under some status of the Norma Oficial Mexicana NOM-059-SEMARNAT-2010.

SCIENTIFIC NAME	Common Name	Category
Terrapene ornata	Ornate Box Turtle	Pr
Chrysemys picta	Painted Turtle	A
Trachemys scripta	Pond Slider	Pr
Kinosternon hirtipes	Mud Turtle	Pr
Apalone spinifera	Spiny Soft-shell Turtle	Pr
Gopherus berlandieri	Galapago tamaulipeco	A
Barisia levicollis	Chihuahua Alligator Lizard	Pr
Crotaphytus collaris	Common Collared Lizard	A
Crotaphytus reticulatus	Reticulate Collared Lizard	A
Gambelia wislizenii	Leopard Lizard	Pr
Petrosaurus mearnsi	Banded Rock Lizard	Pr
Callisaurus draconoides	Bogert Zebra-tailed Lizard	A
Cophosaurus texanus	Greater Earless Lizard	A
Holbrookia lacerata	Spot-tailed Earless Lizard	A
Uma exsul	Arenicolous Mexican Lizard	P
Uma paraphygas	Chihuahuan Fringe-toed Lizard	P
Uta stansburiana	Common Side-blotched Lizard	A
Sceloporus graciosus	Sagebrush Lizard	Pr
Sceloporus grammicus	Mezquite Lizard	Pr
Sceloporus ornatus	Ornate Spiny Lizard	A
Sceloporus maculosus	Spotted Spiny Lizard	Pr
Elgaria kingii	Madrean Alligator Lizard	Pr
Xantusia bolsonae	Bolson Night Lizard	P
Heloderma suspectum	Gila Monster	A
Micruroides euryxanthus	Arizona Coral Snake	A
Micrurus fulvius	Eastern Coral Snake	Pr
Nerodia erythrogaster	Copper-belly Water Snake	A
Leptophis diplotropis	Pacific Coast Parrot Snake	A
Tantilla atriceps	Mexican Black-headed Snake	A
Tantilla gracilis	Flathead Snake	A
Hypsiglena torquata	Texas Night Snake	Pr
Pituophis deppei	Mexican Pine Snake	A
Heterodon nasicus	Western Hog-nosed Snake	Pr
Gyalopion canum	Chihuahua Hook-nosed Snake	Pr
Salvadora bairdi	Baird Patch-nose Snake	Pr

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SCIENTIFIC NAME	Common Name	Category
Masticophis flagellum	Coach-whips or whip snake	A
Lampropeltis alterna	Grey-banded King-snake	A
Lampropeltis getula	Eastern King-snake	A
Lampropeltis pyromelana	Sonoran Mountain King-snake	A
Lampropeltis triangulum	Pueblan Milk King-snake	A
Thamnophis cyrtopsis	Black-necked Garter-snake	A
Thamnophis sirtalis	Common Garter Snake	Pr
Thamnophis proximus	Western Ribbon Snake	A
Thamnophis eques	Mexican Garter Snake	A
Thamnophis marcianus	Checkered Garter Snake	A
Sistrurus catenatus	Eastern Massasauga Rattlesnake	Pr
Crotalus atrox	Western Diamondback Rattlesnake	Pr
Crotalus lepidus	Rock Rattlesnake or Green Rattlesnake	Pr
Crotalus mitchelli	Speckled Rattlesnake	Pr
Crotalus molossus	Black-tailed Rattlesnake	Pr
Crotalus pricei	Twin-spotted Rattlesnake	Pr
Crotalus tigris	Tiger Rattlesnake	Pr
Crotalus viridis	Prairie Rattlesnake	Pr
Crotalus scutulatus	Mojave Rattlesnake	Pr
Sistrurus catenatus	Eastern Massasauge Rattlesnake	Pr
Agkistrodon bilineatus	Mexican Moccasin	Pr

Amphibians

Table 20-6: Table. Faunistic Species (Amphibians) found under some status in the Norma Oficial Mexicana NOM-059-SEMARNAT-2010.

Scientific Name	Common Name	Category
Bufo debilis	Green Toad	Pr
Gastrophryne olivacea	Great Plains Narrow-head Toad	Pr
Rana montezumae	Rana Moctezumae	Pr
Rana yavapaiensis	Lowland Leopard Frog	Pr
Rana chiricahuensis	Chiricahua Leopard Frog	A
Eleutherodactylus tarahumaraensis	Rana Ladradora Tarahumara	Pr

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Mammals

Table 20-7: Table. Faunistic Species (Mammals) found under some status in the Norma Oficial Mexicana NOM-059-SEMARNAT-2010.

Scientific Name	Common Name	Category
Erethizon dorsatum	North American Porcupine	P
Cynomys ludovicianus	Black-tailed Prairie Dog	A
Castor canadensis	North American Beaver	P
Sorex arizonae	Arizona Shrew	P
Sorex milleri	Carmen Mountain Shrew	Pr
Notiosorex crawfordi	Crawford Gray Shrew	A
Choeronycteris mexicana	Mexican Long-tongued Bat	A
Leptonycteris nivalis	Mexican Long-nosed Bat	A
Euderma maculatum	Spotted Bat	P
Lasionycteris noctivagans	Silver-haired Bat	Pr
Myotis californicus	California Myotis	P
Leopardus pardalis	Ocelot	P
Vulpes macrotis	Kit Fox	A
Taxidea taxus	American Badger	A
Lepus californicus	Black-tailed Jackrabbit	Pr
Sylvilagus floridanus	Eastern Cottontail	P

20.3               PROJECT LOCATION WITH REGARDS TO PRIORITY INTEREST AREAS ACCORDING TO GOVERNMENT DEPENDENCES

With intent to get to know the situation in which the area of interest where the Cordero Mining Project and the Construction of the Electric Line Project are located in, an analysis of the zones that are considered as conservation or environmental protection or in some way have a restrictive status that would in some way limit the development of the Cordero Project was conducted.

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20.3.1           Protected Natural Areas

There are no declared or decreed natural protected areas within or bordering the projected zone for the development of both projects (Figure 20-8)

Figure 20-8: Protected Natural Areas

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20.3.2           Priority Hydrological Regions

The Cordero Mining Project zone and the Electric Line Construction Project are made encompassed within Priority Hydrological Region (RHP) No. 39, named "Cuenca Alta del Rio Conchos" (Upper Basin of Rio Conchos), found on the Sierra Tarahumara and covering approximately 2 million hectares within a polygon with latitude 28° 06'36" - 26°03'36" N, Longitude 107° 43'48" - 105'00" W coordinates, where the Rio Conchos is the main influence of the Rio Grande/Bravo.

It is characterized by having a semi-dry temperate, semi-dry semi-warm, very dry semi-warm, temperate sub-humid, semi-cold sub-humid climate. Average yearly temperature is 8-18°C. Total yearly rainfall is 300-1,000 mm. See Figure.

N
33
42
34
35
36
41
42
16
37
Chihuahua
17
38
998
44
Ciudad Camargo
Boquilla De Conchos
39
Ciudad Jimenez
18
45
Hidalgo Del Parral
20
Symbol
Upper Basin of the Rio Conchos
Hidalgo del Parral Municipality
Electric Line
Rivers and Streams
Towns
Federal Road
State Road
Cordero Project
Figure: Priority Hydrological Areas
Scale: Graphic

Figure 20-9: Priority Hydrological Areas

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20.3.3           Priority Terrestrial Areas

The area of the Cordero Mining Project and the Electrical Line Construction Project are not within any Priority Terrestrial Area published or decreed to date of research (Figure 20-10).

N
Chihuahua
Hidalgo Del Parral
Symbol
Priority Land Areas
Hidalgo del Parral Municipality
Electric Line
Rivers and Streams
Towns
Federal Road
State Road
Cordero Project
Figure: Priority Land Areas
Scale: Graphic

Figure 20-10: Priority Land Areas

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20.3.4           Areas of Importance for Avian Conservation (AICA)

The Cordero Mining Project and the Electric Line Project surfaces and borders are not within any of the decreed or declared AICA areas to date (Figure 20-11).

N
Chihuahua
Ciudad Camargo
La Boquilla De Conchos
Ciudad Jimenez
Hidalgo Del Parral
Symbol
Important Bird Conservation Area
Hidalgo del Parral Municipality
Electric Line
Rivers and Streams
Towns
Federal Road
State Road
Cordero Project
Figure: Important Bird Conservation Area
Scale: Graphic

20.4              CONCLUSIONS

The results of the site visit, record review, and preliminary investigations have not revealed any surprises or issues that could be considered to be fatal flaws to the development of the proposed project. Additional follow-up/confirmation will be necessary as the specifics of the project are developed.

20.5              PERMITTING

The following is a list of acronyms from the relevant governmental agencies involved in the permits of the project.

●	DGGFS (General Department of Permitting for Forestry and Soils)

●	CNA (National Water Commission) [Role of state office unclear at this time]

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●	SEDENA (National Secretary of Defense)

●	PROFEPA (Federal Office of the Judge Advocate General of Protection to the Environment) - "Environmental Police"

●	SEMARNAT (Federal Office of Environmental Protection)

●	INAH (Archeological and Historic Federal Institute)

20.5.1           Estimated Permit List for Cordero Project

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Table 20-8: Exploration

Permit	Agency	Date Required by:	Description / Comments	Agency Fee	Agency Process Time	Applied by
Norm NOM 120 SEMARNAT 1997 by exploration	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Environmental and Risk Department SEMARNAT State Office	Prior to exploration
Techniques and environmental Characteristics of the project indicating the new work of exploration according  with  the  limits  established by the norm. the document need stay in  the  field  and  isn’t  need  present  to the SEMARNAT.
				Free	No official response is issued	M3M & consultant
Land Use Change by exploration	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Environmental and Risk Department SEMARNAT State Office	Prior to exploration
Measure for conserve habitat.Problems for remove coverage of vegetation. Coverage of forestry Identify the actions that could be generating an ecological unbalanced. Preventive measure and environmental impacts mitigation

October 2011
1-10 ha.
$1122.00
10– 50 ha.
$2369.00
50-200 ha.
$4,738.00
Over 200 ha
$7,231.00
Permission
In Arid and
semiarid
climate
$7,221.16
pesos/hectare
deforested
multiplied by
the index of
the
environmental
criteria
					Approximately 90 days	M3M & consultant

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Permit	Agency	Date Required by:	Description / Comments	Agency Fee	Agency Process Time	Applied by
Environmental Impact Assessment (Mining & access road)	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Environmental and Risk Department SEMARNAT State Office	Prior to construction
Techniques and environmental Characteristics of the project,indicating if the project corresponds to a new work,expansion,modification,substitution or rehabilitation of the infrastructure ,indicatingthe the activitiesto be developed such as exploration exploitation or benefit and minerals,involved as the mainpurpose of the project and the benefits. Environmental system and socio economical description and problematic detected in the project area. Identify the actions that could be generate an ecological unbalanced.Measure or program description of mitigation or corrective by environmental components.Preventive measure and environmental impacts mitigation
				For application A $ 23,343.00 B $ 46,687.00 C $ 70,031.00 October of 2011 A, B, or C according to environmental criteria	Approximately 90 days	M3M, subcontractor & consultant

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Permit	Agency	Date Required by:	Description / Comments	Agency Fee	Agency Process Time	Applied by
Risk Analysis (Mining & access road) If the project have risk elements according of the first and second listing of highly risky activities	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT)Environmental and Risk Department SEMARNAT State Office	Prior to construction
Socioeconomic and natural resources aspects. Detail process description. Detailed Description of the process Civil,   Mechanic, Electric and Fire protection system Project

I. Process and auxiliary Equipment Matter and energy balance Operation and design of temperature and pressure, Physical state of diverse currents of the process Characteristics of Installation operating system Characteristic Instrumentation and  piping diagrams(DTI’s)with detail engineering and the corresponding symbolic correspondent. Accidents and occurrence preceding

II. Identification and classification Methodology. Potential radios affectation, Risk interactions Technical-operatives Recommendations
					Approximately 90 days	M3M & consultant

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Permit	Agency	Date Required by:	Description / Comments	Agency Fee	Agency Process Time	Applied by
Land Use Change (Mining & access road)	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT Forestry Resources SEMARNAT State Office	Prior to construction
Basic information of the project Socioeconomic and natural resources aspects. Environmental system and socio-economical description and problematic detected in the project area. Identify the species that could be in danger with vegetation remove Locate the protected species areas Measure for conserve habitat. Problems for remove coverage of vegetation. Coverage of forestry Identify the actions that could be generate an ecological unbalanced. Preventive measure and environmental impacts mitigation

Permission: In Arid and semiarid climate $7,221.16 pesos/hectare deforested multiplied by the index of  the environmental criteria
				October 2011 for application 1-10 ha. $1122.00 10– 50 ha. $2369.00 50-200 ha. $4,738.00 Over 200 ha $7,231.00 Permission: Depends of the number of hectares affected	Approximately 90 days	M3M & subcontractor
Archaeological release letter (Mining & access road)	INAH (State offices)	Prior to construction	Any work to be done in the closeness of archeological monuments, artistic or historic, should be previously Authorized by the INAH	No specific cost.	Approximately 120 days	M3M

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Permit	Agency	Date Required by:	Description / Comments	Agency Fee	Agency Process Time	Applied by
Environmental Impact Assessment (Power line)	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT)Environmental and Risk Department SEMARNAT State Office	Prior to construction
Basic information of the project Socioeconomic and natural resources aspects.  Environmental  system and socio-economical description and problematic detected in the project area. Identify the actions that could be generate  an ecological  unbalanced. Preventive measure and environmental impacts mitigation
				For application A $ 23,343.00 B $ 46,687.00 C $ 70,031.00 October of 2011 A, B, or C according to environmental criteria	Approximately 90 days	M3M & subcontractor
Archaeological release letter (Power line)	INAH (State offices)	Prior to construction	Any work to be done in the closeness of archeological monuments, artistic or historic, should be previously Authorized by the INAH	No specific cost.	Approximately 120 days	M3M
Land Use Change (Power line)	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Forestry Resources SEMARNAT State Office	Prior to construction	Basic information of the project Socioeconomic and natural resources aspects. Environmental system and socio-economical description and problematic detected in the project area. Identify the species that could be in danger with vegetation remove Locate the protected species areas Measure for conserve habitat. Problems for remove coverage of vegetation. Coverage of forestry Identify the actions that could be generate an ecological unbalanced. Preventive measure and environmental impacts mitigation	October 2011 for application 1-10 ha. $1122.00 10– 50 ha. $2369.00 50-200 ha. $4,738.00 Over 200 ha $7,231.00 Permission: Depends of the number of hectares affected	Approximately 120 days	M3M & subcontractor

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Permit	Agency	Date Required by:	Description / Comments	Agency Fee	Agency Process Time	Applied by
New Concession or Useful Allotment of underground Water	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Comision Nacional del Agua (CNA)	Prior Construction	Is required to exploit, to use or to make good use of the subsoil water of the in those zones in that reason of the of the public interest, the Federal have regulated them.		Approximately 90 days
Authorization for the transfer of Titles and its Registration.	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Comision Nacional del Agua (CNA)	when it is required	When interested person that have a concession title or in force rights assignment and recorded in the real state record office of water rights and wants to transfer their rights, in the superficial water case within the same basin or underground water within a water-bearing		Approximately 90 days
Concession for the Materials Extraction in rivers deposits	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Comision Nacional del Agua (CNA)	when it is required	When intend to exploit, to make good use of the materials construction located in the national territory to that refer the following fractions of the article 113 of the National Water Law,		Approximately 90 days
A MIA approved by SEMARNAT is needed to grant the Concession.	I. II. III.	whose administration this in charge of the National Water Commission:
The lands occupied by lakes, lagoons, estuaries or natural deposits whose water be of national property; and
The river bed of the national currents of water.

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Permit	Agency	Date Required by:	Description / Comments	Agency Fee	Agency Process Time	Applied by
Permission to carry out Hydraulics Constructions	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Comision Nacional del Agua (CNA)	when it is required
When pretend to build a work located within the national property, whose administration is in charge of the National Water Commission such as:
Crossing Structures
Pass Drains for of small flows
Flow channels
Channel Dams
Storage Dams
Bypass Constructions
Approximately 90 days
Concession for the Federal Land Occupation Whose Administration Is incumbent on to the National Commission of the Water	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Comision Nacional del Agua (CNA)	when it is required	land use or advantage of channels, river bed, federal lakes or lagoons, as well as matting, zones and other national goods regulated by the National Water Law		Approximately 90 days

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Table 20-9: Terrain Preparation and Construction

Permit	Agency	Date Required by:	Description / Comments	Agency Fee	Agency Process Time	Applied by
Use of Explosives (presented for evaluation)	Secretaria de la Defensa Nacional (SEDENA)	In order to buy to transport, to store or to use explosives
It transacts is made in the City of Mexico and it must annex to the request format:
Letter of notification on the part of the Governor of the State. Certificate of Security of Country. Plane of location of powder magazines and accessories, references of the place where the explosives in relation to human assents were used and stored. Relation of the type of explosives and amount to used monthly. Legal documentation of the company.

$10,000.00 pesos/October 2011 letter of notification on the part of the Governor of the State and the Certificate of Security of Country on a par have a variable cost of which it must take to the representative of the SEDENA to the inspection.
					Approximately 90 days after a Technician of SEDENA makes an inspection visit	M3M

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Permit	Agency	Date Required by:	Description / Comments	Agency Fee	Agency Process Time	Applied by
Management Plan of Flora and Wildlife	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Environmental and Risk Department SEMARNAT State Office	Prior to Land Clearing	Program of rescue and taken care of flora and fauna listed as endangered	None	30 days	M3M & subcontractor
To fulfill the norms of impact and environmental risk	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Procuraduria Federal de Proteccion al Ambiente (PROFEPA) State Office	always	The authorization in matter of Environmental Impact and Risk Analysis defines rules for the construction and beginning of operations to protect the environment	None	90 days	M3M
Residual Water Discharge Register and Permission	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) Comision Nacional del Agua (CNA)	Before using water
When one unloads residual waters in permanent form, intermittent or fortuitous, in receiving bodies that are national waters as well as when they infiltrate in lands that are national goods or in other lands when they can contaminate the subsoil or the waterbearing ones.
M3M & subcontractor
License of construction	Municipality	Prior to construction	It is required to fulfill the construction norms	Varies	Check with country	subcontractor
License of Land Use	Municipality	Prior to construction	the project is due to register and to approve by the Country	Varies	Check with country	subcontractor

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Table 20-10: Operation and Benefit

Permit	Agency	Date Required by:	Description / Comments	Agency Fee	Agency Process Time	Applied by
Hazardous Wastes	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) State Office	Prior to operation	Generators of hazardous waste must be licensed. Generators are responsible for ultimate safe disposition of wastes.
Unique License Environmental	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT) State Office	Six months after start operation	Required to new operations, planned expansions of existing operations or operations that need Regularization.	$1,870.00 pesos / October of 2011	60 days	M3M & consultant

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20.6              SOCIOECONOMIC ENVIRONMENT

Hidalgo del Parral is the most important regional development center in the south of the state of Chihuahua, its influence zone takes up the municipalities of Allende, Belleza, Coronado, El Tule, Huejotitan, Matamoros, Santa Barbara, San Francisco del Oro and Valle Zaragoza.

It has a population of more than 103,500 inhabitants in 112 communities, concentrated mainly within the municipal header, the rest of the communities do not overtake 200 inhabitants. It is considered a semi-marginal municipality although it does have locations with both high and low marginalization.

The municipality has a surface of 169,210 hectares of which 85,710 exhibit forestry or agricultural activities, while 83,500 hectares do not have a productive use.

As far as land tenure goes, 92% is private property and the rest is ejido regimented.

The weather of the municipality is semi-dry tempered 85%, semi-dry semi-warm at 11.2% and dry semi-warm at 3.5% of the municipality, from temperate to dry, without great variation in the municipal territory.

Agriculture is carried out in more than 16,000 hectares in 338 production units. Less than 10% of agriculture is technologically using irrigation; however it generates 50% of the agricultural production value of the municipality.

With regards to hydraulic resources, the municipality has three aquifers, which are found in equilibrium in their consumption, recharge relationship.

The main problem with agriculture within the municipality is loss due to climate reasons, followed by the lack of access to financing and low productivity. Regarding soils constitution it is primarily average.

Cattle raising is without doubt the natural calling at the municipality, natural conditions permit the development of extensive cattle raising. There are currently 21,739 head of cattle in 343 production units which practice productive techniques.

With regards to economic development, the municipality counts with 5,198 industrial and service sector economic units, propitiating the generation of more than 21,000 formal jobs.

From this, participation of the region and the municipality is derived in the State Internal Gross Product, where the region participates with a 5.5% and the municipality with a 1.9%.

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With regards to the quality of life of the Hidalgo del Parral society, 7% of the population has food poverty, which indicates a vulnerable group of more than 7,000 people, 13% have ability poverty which indicates that 13,458 people are not educated or have academic preparation. The most urgent need, however, is patrimony poverty which affects 38% of the population.

With regards to the development of the municipality's communities, 60% of the communities have a high grade of marginalization, 28% have a medium grade of marginalization and the rest have a low to very low grade of marginalization.

With regards to health services, 66% of the population has some sort of medical service, mainly from IMSS (Mexican Institution for Social Security), with 34% still needing coverage.

With regards to education infrastructure, the municipality has 153 schools, covering the educational demands.

With regards to housing and public services, there are 26,827 houses registered of where more than 95% have running water, drainage and electricity services.

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21                  CAPITAL AND OPERATING COSTS

Capital and operating costs were estimated for the project, based on comparison with similar projects completed recently by M3, metallurgical test work conducted for this study, and M3's knowledge of operating costs and conditions in Central Mexico.

21.1              OPERATING COST ESTIMATE
Operating costs include general administration, mining costs, and processing plant costs including tailing disposal operations.

21.1.1             Mine Operating Cost

The mine operating cost per tonne is based on the unit operation costs from recent projects of similar size, with the haulage cost adjusted by the haul profiles measured for the Cordero mine plan. The hauls were measured for various years and the haul costs have been smoothed and thus incremented by $0.01/t per year. The operating costs are shown on Table 21-1 and are in US dollars per tonne of material. The estimate of the unit operation costs are shown on Table 21-2.

Table 21-1: Mine Operating Cost Per Year (per tonne of material).

Year	-1	1	2	3	4	5	6	7
Cost/t, $US	1.25	1.26	1.27	1.28	1.29	1.30	1.31	1.32

Year	8	9	10	11	12	13	14	15
Cost/t, $US	1.33	1.34	1.35	1.36	1.37	1.38	1.39	1.40

Table 21-2: Mine Operating Cost by Unit Operation

Cost Center	Cost US$/t
Drill	0.07
Blast	0.17
Load	0.11
Haul	0.39 - 0.54
Auxiliary (roads, dumps, etc.)	0.18
General Mine & Maintenance	0.13
Mine G&A	0.20

Total	1.25 - 1.40

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21.1.2            General Administration

21.1.2.1         Labor

The General Administration area includes the general manager's office, accounting office, purchasing and warehousing, information services and safety and environmental departments. A total of 50 employees are considered in these departments at an average annual wage of $23,000 with fringe benefits of 40% of annual wages.

21.1.2.2         Supplies and Services

Annual allowances for expenses in the General Administration area include supporting departments, legal, risk insurance, travel, training, communication and community relation expenses to name a few. The basis for these annual allowances was estimated using data from other M3 projects. These costs do not include salaries for these departments. The estimated cost for these services is approximately $9.9 million annually.

21.1.3            Process Plant

21.1.3.1         Labor

The process plants' staffing has been estimated to have 150 employees (operations 80 employees and maintenance 70 employees) included in the process plants staffing is the laboratory staffing. The maintenance staff was assumed to be 0.9 to1 ratio to the operation staff exception the administration and supervision staff. An average annual wage of $20,100 with fringe benefits of 40% of annual wages was used.

21.1.3.2         Electrical Power

The electrical power was estimated using data from the M3 data base and estimated at approximately 22.8 kWhr per tonne of ore. Power costs were based on a unit price of $0.095 per kWhr.

21.1.3.3         Reagents, Wear Items and Grinding Media

Reagents for the process plants include lime, zinc sulfate, sodium cyanide, copper sulfate, Aero 3418A and T-100. Consumption rates were determined from the metallurgical test data or industry practice. Budget quotations were obtained for reagents where available or from other M3 projects with an allowance for freight to site, as shown in Table 21-3.

Table 21-3: Reagent Costs

Reagents	Kilograms per tonne	Kilograms per tonne
Lime	0.570	$0.11
Zinc Sulfate	0.241	$3.00
Sodium Cyanide	0.035	$2.20
Copper Sulfate	0.176	$1.06
Aero 3418A	0.012	$10.00
T-100	0.038	$2.82

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Liner and grinding media consumption was based on industry practice or other M3 projects. Unit prices were obtained from other M3 projects, as shown in Table 21-4.

Table 21-4: Wear Item Costs

Wear Items & Grinding Media	Kilograms per tonne	Kilograms per tonne
Primary Crusher Liners	0.01	$4.28
SAG Mill Liners	0.04	$2.49
Ball Mill Liners	0.02	$2.65
SAG Mill Grinding Media	0.50	$1.22
Ball Mill Grinding Media	0.35	$1.03

21.1.3.4         Maintenance Parts and Supplies

An allowance was made to cover the cost of maintenance parts and supplies of the process plants. The allowance was based on $0.75 per tonne ore.

21.1.3.5         Supplies and Services

An allowance for operating supplies such as safety items, tools, lubricants and office supplies was made using data from other M3 projects on a unit cost per tonne ore and is estimated at $0.35 per tonne ore.

Table 21-5 is a summary of the operating cost for a typical year of operation.

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Table 21-5: Cordero Operating Cost Summary

Annual Processing Units (tonnes) 14,600,000

Annual Processing Units (tonnes)	14,600,000

Area Description	Annual Cost	Unit Cost/Ore Ton

Mining Operations	$38,100,000	$2.61

Process Plant	$87,600,000	$6.00

General Administration	$10,950,000	$0.75

	$136,650,000	$9.36

21.2              CAPITAL COST ESTIMATE

21.2.1            Mine Capital Cost

The mine capital cost estimate for Cordero is based on capital costs estimate for a similar size project and new equipment quotations for the haul trucks, cable shovels and front end loader. A summary of the capital estimate by year is presented in Table 21-6 and are in US dollars. The capital is shown in the year that the equipment is needed. All of the necessary equipment to mine 40 million tonnes per year is purchased during years -1 and 1. The capital shown in years 2 through 6 is for the addition of haul trucks as the haul lengths increase. The capital in years 7, 8 and 9 is an estimate of the required capital for equipment replacements or major rebuilds (no detailed equipment replacement has been developed). Table 21-7 shows the delivered capital costs for the major mining equipment units.

Table 21-6:  Mine Capital Cost Summary by Year

Year	-1	1	2	3	4	5	6	7	8	9	Total
Capital, US$ ($ x 1000)	52,900	61,400	8,000	0	0	3,980	3,980	3,980	19,900	6,000	180,140

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Table 21-7: Mine Major Equipment Unit Cost

Equipment	Delivered Price, USD (x 1000)
Mine Major Equipment:
12.25 inch Blast Hole Drill	4,833
30 cum Shovel	22,576
16 cum Front End Loader	4,831
240 t Haul Truck	3,980
D10T Track Dozer	1,539
834H Wheel Dover	1,181
16m Motor Grader	966
777F Water Truck	1,764
Mine Major Support Eqpt.:
988HH Wheel Loader	915
385C Excavator	1,286
D8T Dozer	807
735 ATD Haul Truck	580
CM 785 Rock Drill	1,000
1 cum Backhoe Loader	144

21.2.2            Plant Capital Costs

Initial capital costs for the processing plant and tailings disposal facility were estimated using historical database from similar projects of this type that have been constructed by M3 in Mexico.

M3 classifies this plant as a medium-high tonnage plant.

Initial capital is defined as all capital costs through to the end of construction. All costs are in 4th quarter 2011 US dollars.

M3 estimates that a capital expenditure of approximately $500 million will be required to construct the processing plant, tailings storage facility, and infrastructure necessary to bring the Cordero Project into production at a nominal processing capacity of 40,000 mtpd.

The accuracy of this estimate for those items identified in the scope-of-work is estimated to be within the range of +35 to -30 percent.

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22                  ECONOMIC ANALYSIS

The Cordero project economics were done using a discounted cash flow model. The financial indicators examined for the project included the Net Present Value (NPV), Internal Rate of Return (IRR) and payback period (time in years to recapture the initial capital investment). Annual cash flow projections were estimated over the life of the mine based on capital expenditures, production costs, transportation and treatment charges and sales revenue. The life of the mine is approximately 15 years. Products being produces will be zinc concentrate and a lead concentrate.

22.1               PRODUCTION STATISTICS

Mine production is reported as ore and waste from the mining options. The annual production figures were obtained from the mine plan as reported previously. The life of mine sulfide ore quantities and ore grade are presented in Table 22-1.

Table 22-1: Mine Production

	Tonnes (000)	Zinc (%)	Lead (%)	Gold (g/t)	Silver (g/t)
Ore	213,793	0.40	0.26	0.07	22.40
Waste	246,900

The following products will be produced from the Process Plant:

●	Zinc Concentrate with gold and silver credits

●	Lead Concentrate with gold and silver credits

The estimated recoveries for each metal are shown in Table 22-2 and life of mine saleable production is presented in Table 22-3.

Table 22-2: Metal Recoveries

	Zinc Concentrate	Lead Concentrate
Zinc	72%
Lead		84%
Gold	20%	20%
Silver	10.6%	74.6%

Table 22-3: Life of Mine Metal Production

	Zinc (000 lbs)	Lead (000 lbs)	Gold (000 ozs)	Silver (000 ozs)
Zinc Concentrate	1,373,359		95	16,318
Lead Concentrate		1,033,407	95	114,838

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22.2              SMELTER RETURN FACTORS

The process plant products will be shipped from the site to smelting and refining companies. The smelter and refining treatment charges will be subject to negotiation at the time of final agreement.

A smelter may impose a penalty either expressed in higher treatment charges, or in metal deductions to treat concentrates that contain higher than specified quantities of certain elements. It is expected that the concentrate will not pose any special restrictions on smelting and refining, and that the concentrates will be marketable to smelting and refining companies.

The smelting and refining charges calculated in the financial evaluation include charges for smelting and refining these products. The off-site charges that will be incurred are presented in Table 22-4.

Table 22-4: Smelter Return Factors

Zinc Concentrates
Payable Zinc	85.0%
Payable Gold	60.0%
Payable Silver	80.0%
Zinc Deduction (if grade <53%)	8.0%
Gold Deduction (troy oz/dmt)	0.010
Silver Deduction (troy oz/dmt)	4.000
Base Treatment Charge ($2,500)	$230.00
Plus $ for increase in Zinc Price per dmt $2,500 to $3,000	$0.09
Plus $ for increase in Zinc Price per dmt over $3,000	$0.08
Minus $ for increase in Zinc Price per dmt $2,500 to $2,000	$0.04
Minus $ for increase in Zinc Price per dmt under $2,000	$0.04
Gold Refining - $/troy oz	$10.00
Silver Refining - $/troy oz	$0.75
Transportation Charge - $/wmt	$100.00
Penalties
Arsenic – above 0.3% for 0.1%	$2.00
Magnesium – above 0.5% for 0.1%	$1.50
Mercury 30ppm to 250ppm for 10ppm	$0.30
Mercury >250ppm for 1ppm	$0.50
Moisture 8%
Lead Concentrates
Payable Lead	95.0%
Payable Gold	95.0%
Payable Silver	95.0%
Lead Deduction (if grade <60%)	3.0%
Gold Deduction (troy oz/dmt)	0.070

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Silver Deduction (troy oz/dmt)	2.000
Base Treatment Charge ($2,500)	$290.00
Plus $ for increase in Lead Price per dmt $2,500 to $3,000	$0.08
Plus $ for increase in Lead Price per dmt over $3,000	$0.08
Minus $ for increase in Lead Price per dmt $2,500 to $2,000	$0.04
Minus $ for increase in Lead Price per dmt under $2,000	$0.04
Gold Refining - $/oz	$10.00
Silver Refining - $/oz	$0.75
Transportation Charge - $/wmt	$100.00
Penalties
Arsenic - above 0.5% for 0.1%	$2.00
Magnesium - above 0.5% for 0.1%	$1.50
Mercury >50ppm for 10ppm	$0.50
Zinc >10% for 1%	$0.25
Moisture	8%

22.3              CAPITAL EXPENDITURES

22.3.1            Initial Capital

The total capital of new construction (includes direct and indirect costs) is estimated to be $646.8 million. This amount includes $146.8 million for the mine; $500.0 million for the process plant, infrastructure and owner's cost.

Any land acquisition or exploration costs or other owner's study expenditures prior to this Scoping Study have been treated as "sunk" costs and have not been included in the analysis.

22.3.2            Sustaining Capital

The total life of mine sustaining capital is estimated to be $65.8 million.

22.3.3            Salvage Value

No salvage value was considered in the cash flow analysis as a return of capital from the salvage and resale of equipment at the end of mine life.

22.4              REVENUES

Annual revenue is determined by applying estimated metal prices to the annual payable metal before treatment, refinery and transportation charges for each operating year. Sales prices have been applied to all life of mine production without escalation or hedging. Metal sales prices used in the evaluation are shown in Table 22-5.

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Table 22-5: Conservative Metals Prices

Zinc	$0.91/lb.
Lead	$0.96/lb.
Gold	$1,384.77/oz.
Silver	$25.15/oz.

22.5              Operating Cost

The average Operating Cost over the life of the mine include mine, process plant, general administrative, treatment and refining charges, transportation.

Table 22-6: Operating Cost

	LOM $000	$/ore tonne
Mining	$594,211	$2.78
Process Plant	$1,282,758	$6.00
General Administration	$160,345	$0.75
Treatment & Refining Charges	$873,360	$4.09
Total Operating Cost	$2,910,674	$13.61

22.6              Royalties, Reclamation, and Closure

Royalties are calculated at 1.5% of gross revenues and are estimated at $75.4 million for the life of the mine. Reclamation & Closure was estimated at approximately $37 million.

22.7              Depreciation

Depreciation was calculated using the straight line method with the initial capital being depreciated over 10 years and sustaining capital over a 8 year period. The last year of production was used as a catch up year to fully depreciate any assets that had not been fully depreciated.

22.8              Income Taxes

Taxable income for income tax purposes is defined as metal revenues minus operating expenses, royalty, property and severance taxes, reclamation and closure expense, depreciation. A 28% income tax rate was used in the calculation.

22.9              Project Financing and Economic Analysis

It is assumed for the purposes of this study that the project will be all equity financed. No leverage or debt expense has been applied in the financial analysis.

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22.10            Net Income

The result for net income after taxes is $928.2 million for the life of the mine.

22.11            Economic Indicators

The economic indicators are shown in Table 22-7.

Table 22-7: Economic Indicators

$ in thousands
NPV @ 0%	$928,225
NPV @ 5%	$422,408
NPV @ 7%	$293,506
IRR % after taxes	14.80%
Payback Years	5.1

22.12            Sensitivity Analysis

Table 22-8 shows the sensitivity the project has for metal prices, initial capital, operating cost and recovery.

Table 22-8: After-Tax Sensitivity Analysis

Change in Metal Prices
Silver ($/troz)	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
$30.18	20%	$1,640,954	$875,228	$677,710	23.4%	3.8
$27.67	10%	$1,284,589	$648,818	$485,608	19.2%	4.3
$25.15	0%	$928,225	$422,408	$293,506	14.8%	5.1
$22.64	-10%	$571,860	$195,998	$101,404	9.9%	6.6
$20.12	-20%	$219,256	$(30,159)	$(91,070)	4.2%	10.4

Change in Operating Cost
	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
	20%	$634,851	$235,682	$134,964	10.8%	6.2
	10%	$781,538	$329,045	$214,235	12.8%	5.6
Base Case	0%	$928,225	$422,408	$293,506	14.8%	5.1
	-10%	$1,074,911	$515,771	$372,778	16.7%	4.7
	-20%	$1,221,598	$609,134	$452,049	18.5%	4.4

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Change in Initial Capital
	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
	20%	$835,085	$330,002	$202,120	11.7%	6.0
	10%	$881,655	$376,205	$247,813	13.1%	5.6
Base Case	0%	$928,225	$422,408	$293,506	14.8%	5.1
	-10%	$974,794	$468,611	$339,199	16.8%	4.7
	-20%	$1,021,364	$514,814	$384,892	19.2%	4.3

Change in Recovery
	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
	2.0%	$986,921	$459,933	$325,422	15.6%	4.9
	1.0%	$957,573	$441,171	$309,464	15.2%	5.0
Base Case	0.0%	$928,225	$422,408	$293,506	14.8%	5.1
	-1.0%	$898,876	$403,646	$261,591 $277,549	14.4%	5.2
	-2.0%	$869,528	$384,883		14.0%	5.3

The details of the economic analysis are presented in Table 22-9.

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Table 22-9: Financial Model

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23                  ADJACENT PROPERTIES

The adjacent properties are in the mining districts of Parral, Santa Barbara, San Francisco del Oro, Sierra Almoloya and Guanacevi Durango. There are operating mines in some of these districts which are currently in production as underground mines. These mines are working narrow high grade veins and vein swarms (some up to 5 meters in width) extracting base and precious metals.

The information regarding the adjacent properties has been provided by employees of Levon and IMC has not had the opportunity to verify the information.

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24                  OTHER RELEVANT DATAAND INFORMATION

There is no other relevant data for Cordero which would negate the information presented in this report or alter the conclusions provided by IMC.

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25                  INTERPRETATION AND CONCLUSIONS

It is acknowledged that a significant amount of additional work needs to be done including development drilling, metallurgical testing, process development, environmental and economic assessment, water resource development, and infrastructure as well as the complete assessment of the Project's resources. In addition and as part of this study, Project capital and operating cost estimates were estimated and utilized in a preliminary economic analysis. The economic analysis provided in this report demonstrates that the project is economically viable. The objectives for the Levon management team should be focused on advancing the Project toward a Prefeasibility Study.

25.1              Conclusions

The resource evaluation demonstrates a large, low-grade silver, lead, zinc, and gold resource is present at the Cordero Project. Additional in-fill and step-out drilling is needed to provide better definition and improve the grade of the resource. Phase 4 drilling is in progress with the goal of achieving these objectives, as described in Sec. 9. Areas within the pit limits that haven't been drilled require testing to determine the presence or absence of mineralization, which carries the potential of expanding the resource and further improvement of project economics. Resource expansion targets include offset and step out holes from the existing holes at the Cordero resource within the Pozo de Plata Diatreme, the Josefina Mine Zone, and the Cordero Porphyry zone (Figure 7-3).

Levon has defined this porphyry belt on the basis of exposed mineralized stocks known from past mining and exploration, and diatremes identified by Levon\s geologic mapping. The Cordero Belt trends northeast and encompasses six Tertiary intrusive igneous centers cutting Cretaceous, interbedded limey mudstone and siltstone country rocks. Subvolcanic, mineralized stocks are exposed in the northeast part of the Cordero Belt with higher-level, mineralized volcanic diatremes exposed to the southwest. Mine-scale exploration targets away from the resource and within the Cordero Belt, include the diatremes and some felsic domes that have been identified by geological mapping, and characterized by geochemical surveys and geophysical surveys, by leading contractors using state of the art techniques and equipment. Seven mine scale targets have been defined to date in the Cordero Belt and initial exploration holes have been drilled. The exploration results have locally intersected mineralized intervals and key geologic formations and warrant exploration follow up.

Investigations of water and power resources necessary for development of the project are currently underway. Active exploration of the water resources is underway in consultation with CONAGUA, the national water authority. CFE, the national power authority has been contacted regarding power resources. A major power transmission corridor crosses the southeast corner of the claim block approximately 1.5 km from the proposed pit. The existing transmission lines in this corridor do not have sufficient capacity to supply the planned operation, but additional lines can be built from the Camargo II power plant near Santa Rosalia de Camargo, approximately 75 km to the northeast, utilizing the same corridor, as confirmed by CFE.

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25.2              Risks

The following risk issues have been identified for the project.

●	Market risks associated with base and precious metal mining projects always exist. The economics of this project is used a base case of $25.15 silver, $1,384.77 gold, $0.91 zinc, and $0.96 lead.

●
A mining claim with uncharacterized mineral potential is present in the central portion of the resource. Acquiring an agreement with the owners of this claim would help clarify the mineral potential in this portion of the resource and remove this complication in exploitation of the resource.

25.3              Opportunities

The following opportunities have been identified for the project.

●
Upside potential exists with respect to market prices for base and precious metals. Table 22-8 shows that modest increases in metal prices on the order of 10 to 20 percent have a significant impact on the economics of the project.

●
Additional step-out and in-fill drilling has the potential to increase the economics of the project. Many areas of the resource classified as waste have not been tested by drilling. These areas have the potential of hosting resource-grade mineralization. Phase 4 delineation drilling is designed to convert waste to resource in these areas through offset and step out grid drilling. Discovery of additional high grade manto type mineralization within the contact zones of the present diatreme and porphyry hosted resource could improve the grade of the overall resource.

●
Discovery of additional base and precious metal deposits in the target areas on the Cordero property could increase a global resource and require expanding the planned processing facilities and improve economies of scale for the project.

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26                  Recommendations

It is the recommendation of IMC and M3 that work be continued on the Cordero project to further delineate the size and scope of the mineralization as it is currently open in many directions. Phase 4 of the Cordero exploration program is underway with the following goals.

4)    Complete the delineation drilling of the current resource.
5)    Drill at least two discovery holes in outlying, mine-scale bulk tonnage targets.
6)    Expand the engineering studies on the deposits to better characterize metallurgy and other engineering characteristics of the deposits.

Levon has budgeted to spend US$25 million on this work by the end of 2012 and currently has the funds available. Levon Phase 4 exploration will be focused on resource expansion and outlying mine scale targets shown in Error! Reference source not found..

Figure 26-1: Phase 4 Drill Targets for Resource Expansion and Outlying Mine-Scale Exploration to March 9, 2012

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Figure 26-2: Index Map Exploration Areas

In addition during the Phase 4 drilling, Levon will begin defining targets in the Perla Felsic Dome, the Diatreme Complex and in the Porfido Norte Belt (Error! Reference source not found.).

Supporting exploration for target definition and prioritization will include additional geophysics, geologic mapping, soil and rock chip sampling. Geophysics will include magnetotelluric (MT) techniques to see deep into the Cordero Belt and the Porfido Norte Belt, if the technique works as expected in the Cordero Belt. Three dimensional Induced Polarization (3D IP) surveys are being planned in the Porfido Norte Belt and over the Perla Felsic Dome.

Levon has provided to IMC its exploration budget through the end of 2012. IMC believes this is a reasonable budget for the work outlined and it is shown in Table 26-1.

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Table 26-1: Itemizes Phase 4 Exploration Budget (US Dollars)

Phase 4 Cordero Exploration Itemize budget
Item	Units	Cost/unit	Subtotal
Core Drilling	m	US$/m
Delineation	110,000	180	19,800,000
Exploration	20,000	180	3,600,000
Road access			15,000
Core Storage
buildings	3	31,000	93,000
rakes	3	50,000	150,000
Geophysics
MT			90,000
3D IP			50,000
Geology			45,000
Geochemistry
Rocks	500	30	15,000
Soils	2,000	30	60,000
Engineering
M3, met. Water
rights			850,000
IMC, resource
updates, drilling design, QAQC			350,000
		Total	25,118,000

As part of the ongoing exploration work and in preparation for an updated mineral resource estimate, IMC recommends that Levon continue its QA/QC program and develop a more concise set of geologic maps and cross sections, which can be used to further delineate the future mineral resource estimates.

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27                  REFERENCES

Aeroquest, 2010, Report on a Helicopter-Borne IMPULSE System Electromagnetic, Magnetic and Radiometric Survey, Aeroquest project # 10026 for Cordero Sanson Joint Venture, Chihuahua, Mexico: unpublished report for Minera Titan S.A de C.V., Levon Resources Ltd. (operator); Francisco de Quevede 322-211; Colonia Arcos Vallarta; C.P. 44130; Guadalajara, Jalisco; Mexico by Aeroquest, 7687 Bath Road; Mississauga, Ontario, L4T 3T1; Tel: (905) 672-9129 Fax: (905) 672-7083; www.aeroquestsurveys.com ; September, 2010, pp. 20.

Independent Mining Consultants, 2011, Cordero Project Mineral Resource, Chihuahua, Mexico, Technical Report, Prepared for Levon Resources, Ltd., August 10, 2011.

Zayonce, L., 2011, Logistics Report For Levon Resources Ltd. 3dip Survey On The Cordero Property Grid Location: 27°15'n 105°35'w - Nad27 Conus Hidalgo Del Parral, Chihuahua, Mexico Survey Conducted By Sj Geophysics Ltd. November 2010 - January 2011: unpublished report by SJ Geophysics Ltd. / S.J.V. Consultants Ltd. 11966-95 A Avenue, Delta, BC, V4C 3W2, Canada Tel: (604) 582-1100 Fax: (604) 589-7466 www.sjgeophysics.com, January, 2011, pp. 12.

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APPENDIX A:	TECHNICAL REPORT CONTRIBUTORS AND PROFESSIONALQUALIFICATIONS

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CERTIFICATE of QUALIFIED PERSON

Conrad E. Huss

I, Conrad E. Huss, P.E., Ph.D., do hereby certify that:

1.	I am Senior Vice President and Chairman of the Board of:

M3 Engineering & Technology Corporation

2051 W. Sunset Rd., Suite 101

Tucson, Arizona 85704

U.S.A.

2.
I graduated with a Bachelor's of Science in Mathematics and a Bachelor's of Art in English from the University of Illinois in 1963. I graduated with a Master's of Science in Engineering Mechanics from the University of Arizona in 1968. In addition, I earned a Doctor of Philosophy in Engineering Mechanics from the University of Arizona in 1970.

3.
I am a Professional Engineer in good standing in the State of Arizona in the areas of Civil (No. 9648) and Structural (No. 9733) engineering. I am also registered as a professional engineer in the States of California, Illinois, Maine, Minnesota, Missouri, Montana, New Mexico, Oklahoma, Texas, Utah, and Wyoming.

4.
I have worked as an engineer for a total of forty three years since my graduation from the University of Illinois. I have taught at the University level part-time for five years and as an assistant professor for one year.

5.
I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6.
I am the principal author for the preparation of the technical report titled "Cordero Project Preliminary Economic Assessment Form 43-101Fl Technical Report" (the "Technical Report"), dated March 12, 2012, prepared for Levon Resources, Ltd.; and am responsible for Sections 1 through 3, 13, and 17 through 26.1 have not visited the project site.

7.	I have not had prior involvement with the property that is the subject of the Technical Report.

8.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101 Fl, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Signed and dated this 13th day of March, 2012.

Signature of Qualified Person

Conrad E. Huss. P.E., Ph.D.
Print Name of Qualified Person

INDEPENDENT MINING CONSULTANTS, INC.	3560 E. Gas Road Tucson, Arizona 85714 USA Tel: (520) 294-9861 Fax: (520) 294-9865

CERTIFICATE OF QUALIFIED PERSON
Herbert E. Welhener

I, Herbert E. Welhener of Tucson, Arizona, do hereby certify that as an author of this report called "Cordero Project Preliminary Economic Assessment," dated March 12, 2012, I hereby make the following statements:

1.	I am currently employed by and carried out this assignment for Independent Mining Consultants, Inc. (IMC) located at 3560 E. Gas Road, Tucson, Arizona, USA, phone number (520) 294-9861.
2.	This certificate applies to the Technical Report titled "Cordero Project Preliminary Economic Assessment," dated March 12, 2012 (the "Technical Report").
3.	I graduated with the follow degree from the University of Arizona: Bachelors of Science -Geology, 1973.
4.
I am a Qualified Professional Member (Mining and Ore Reserves) of the Mining and Metallurgical Society of America (#01307QP) and I am a Registered Member of the Society of Mining, Metallurgy, and Exploration, Inc. (# 3434330RM) both recognized as a professional association as defined by NI 43-101.

5.	I have worked as a mining engineer or geologist for 37 years since my graduation from the University of Arizona.
6.
I am familiar with NI 43-101 and by reason of my education, experience and affiliation with a professional association (as defined in NI43-101); I fulfill the requirements of a Qualified Person. I am a founding partner, Vice President and Principal Mining Engineer, of Independent Mining Consultants, Inc. since 1983.

7.
I am responsible for Sections 12, 14, 16 and portions of Section 21 of the technical report titled "Cordero Project Preliminary Economic Assessment," dated March 12, 2012. I have visited the Property on August 7 - 8, 2011.

8.
I have had prior involvement with the property that is the subject of this Technical Report. The prior involvement was as an independent consultant to Levon and the author of the technical report titled "Cordero Project Mineral Resource Technical Report" dated August 10, 2011.

9.	I am independent of the issuers as defined by Section 1.5 of NI 43-101.
10.
That, as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

11.	I have read NI 43-101 and I certify that the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated 13 day of March 2012 at Tucson, Arizona

(signed) "HerbertE. Welhener"
Herbert E. Welhener, MMSA-QPM
SME Registered Member #3434330RM

Cordero Project NI 43-101 Preliminary Economic Assessment

APPENDIX B:	DATABASE OF BOREHOLE INFORMATION

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Appendix A – List of Drill Holes Used For the Mineral Resource Estimate

Collar Coordinates and Down Hole Survey Information

First Line for each hole is the collars:

Hole ID	Northing	Easting	Elevation	Total Depth

Subsequent  Lines  of  Data  are  the  down  hole  survey  information
Hole ID	From	To	Azimuth	Dip	(positive = down)
(90 = vertical hole)

C010-9	3014049.50	442652.41	1570.16	341.65
C010-9.00		50.00	.00	70.00
C010-9	50.00	150.00	356.10	70.50
C010-9	150.00	250.00	356.30	70.80
C010-9	250.00	341.65	355.00	71.30

C09-1	3013695.00	442303.28	1563.99	167.80
C09-1.00		167.80	.00	60.00

C09-2	3013750.00	442341.41	1567.49	300.20
C09-2.00		15.00	.00	60.00
C09-2	15.00	65.00	19.00	59.00
C09-2	65.00	150.00	24.00	59.60
C09-2	150.00	250.00	27.00	59.20
C09-2	250.00	300.20	25.00	57.90

C09-3	3015177.00	443205.00	1600.30	501.00
C09-3.00		15.00	208.00	60.00
C09-3	15.00	65.00	204.30	58.80
C09-3	65.00	150.00	207.60	58.50
C09-3	150.00	250.00	208.20	57.40
C09-3	250.00	350.00	209.10	53.20
C09-3	350.00	450.00	211.80	47.70
C09-3	450.00	501.00	212.00	45.80

C09-4	3013965.50	442779.06	1574.80	493.05
C09-4.00		15.00	323.00	60.00
C09-4	15.00	65.00	334.00	60.50
C09-4	65.00	150.00	333.50	61.90
C09-4	150.00	300.00	335.70	61.90
C09-4	300.00	493.05	337.60	61.30

C09-5	3014099.00	442638.56	1569.85	367.00
C09-5.00		15.00	.00	60.00
C09-5	15.00	65.00	356.20	61.20
C09-5	65.00	150.00	356.90	60.80
C09-5	150.00	250.00	359.10	59.10
C09-5	250.00	367.00	359.00	57.70

C09-6	3015075.50	444379.47	1579.82	241.50
C09-6.00		50.00	313.00	60.00
C09-6	50.00	150.00	323.50	50.70
C09-6	150.00	241.50	326.60	47.90

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-2

C09-7	3015627.75	444742.53	1569.93	319.55
C09-7.00		15.00	308.00	50.00
C09-7	15.00	65.00	319.80	49.80
C09-7	65.00	150.00	320.40	50.50
C09-7	150.00	319.55	321.70	48.10

C09-8	3014527.50	443809.31	1596.07	452.60
C09-8.00		15.00	208.00	60.00
C09-8	15.00	65.00	207.10	58.70
C09-8	65.00	150.00	209.10	58.90
C09-8	150.00	250.00	211.20	58.40
C09-8	250.00	350.00	213.40	55.70
C09-8	350.00	452.60	214.20	55.00

C10-10	3014150.25	442653.31	1576.62	369.35
C10-10.00		15.00	.00	60.00
C10-10	15.00	65.00	359.00	59.60
C10-10	65.00	150.00	.20	59.30
C10-10	150.00	250.00	3.30	57.80
C10-10	250.00	334.50	3.70	54.80
C10-10	334.50	369.35	3.10	53.90

C10-11	3014199.25	442654.19	1578.75	346.70
C10-11.00		15.00	.00	60.00
C10-11	15.00	65.00	356.70	60.70
C10-11	65.00	150.00	358.80	59.90
C10-11	150.00	250.00	359.30	58.70
C10-11	250.00	322.50	1.10	57.60
C10-11	322.50	346.70	1.60	56.90

C10-12	3014148.50	442603.16	1570.03	311.40
C10-12.00		50.00	.00	60.00
C10-12	50.00	150.00	.60	62.80
C10-12	150.00	250.00	1.40	62.90
C10-12	250.00	311.40	1.10	57.60

C10-13	3012719.75	440986.50	1569.86	99.70
C10-13.00		99.70	.00	60.00

C10-14	3014098.25	442637.81	1569.85	316.00
C10-14.00		15.00	.00	90.00
C10-14	15.00	65.00	302.50	89.60
C10-14	65.00	150.00	81.40	89.70
C10-14	150.00	250.00	173.40	89.70
C10-14	250.00	316.00	167.30	89.40

C10-15	3012697.00	440978.34	1569.82	97.05
C10-15.00		5.00	180.00	70.00
C10-15	5.00	50.00	196.60	70.00
C10-15	50.00	97.05	195.60	70.10

C10-16	3012637.25	440957.66	1569.80	102.82
C10-16.00		5.00	188.00	60.00
C10-16	5.00	55.00	200.20	59.80
C10-16	55.00	102.82	198.50	60.00

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-3
C10-17	3012563.00	440931.25	1569.92	186.75
C10-17.00		15.00	193.00	60.00
C10-17	15.00	65.00	193.30	59.80
C10-17	65.00	186.75	193.20	59.90

C10-18	3014097.50	442703.97	1581.46	488.65
C10-18.00		15.00	.00	60.00
C10-18	15.00	65.00	1.60	59.70
C10-18	65.00	150.00	1.80	60.90
C10-18	150.00	250.00	4.10	60.00
C10-18	250.00	350.00	4.20	60.10
C10-18	350.00	440.00	4.40	60.30
C10-18	440.00	488.65	6.10	59.40

C10-19	3012667.00	440967.75	1569.77	143.70
C10-19.00		15.00	.00	90.00
C10-19	15.00	86.50	76.90	89.60
C10-19	86.50	143.70	138.50	89.20

C10-20	3012755.00	441000.16	1569.89	96.50
C10-20.00		5.00	197.00	60.00
C10-20	5.00	53.00	197.80	59.00
C10-20	53.00	96.50	196.80	59.20

C10-21	3013296.75	442053.69	1560.38	320.90
C10-21.00		15.00	.00	90.00
C10-21	15.00	65.00	266.20	89.20
C10-21	65.00	150.00	264.50	88.70
C10-21	150.00	259.50	297.50	88.70
C10-21	259.50	320.90	303.00	87.70

C10-22	3014096.50	442704.16	1581.41	533.30
C10-22.00		15.00	.00	90.00
C10-22	15.00	65.00	302.70	89.80
C10-22	65.00	150.00	307.50	89.80
C10-22	150.00	250.00	329.30	89.20
C10-22	250.00	350.00	334.40	89.50
C10-22	350.00	465.00	20.10	89.00
C10-22	465.00	533.30	329.10	89.30

C10-23	3014029.25	443074.34	1598.44	500.55
C10-23.00		15.00	.00	60.00
C10-23	15.00	65.00	357.80	60.60
C10-23	65.00	150.00	357.80	61.40
C10-23	150.00	250.00	357.20	62.30
C10-23	250.00	350.00	355.80	63.90
C10-23	350.00	450.00	354.60	62.90
C10-23	450.00	500.55	357.00	63.10

C10-24	3014091.75	442755.09	1587.68	501.65
C10-24.00		15.00	.00	60.00
C10-24	15.00	65.00	352.70	59.50
C10-24	65.00	150.00	353.50	59.70
C10-24	150.00	250.00	355.00	59.30
C10-24	250.00	350.00	357.60	58.50
C10-24	350.00	450.00	359.50	53.90
C10-24	450.00	501.65	358.90	52.40

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-4

C10-25	3014038.00	442926.44	1597.72	500.25
C10-25.00		15.00	.00	60.00
C10-25	15.00	65.00	359.10	60.70
C10-25	65.00	150.00	358.30	61.60
C10-25	150.00	250.00	358.70	63.00
C10-25	250.00	350.00	359.10	63.70
C10-25	350.00	450.00	359.70	61.60
C10-25	450.00	500.25	355.10	61.40

C10-26	3014146.25	442705.56	1586.35	488.80
C10-26.00		15.00	.00	60.00
C10-26	15.00	65.00	356.30	60.00
C10-26	65.00	150.00	358.30	60.00
C10-26	150.00	250.00	356.10	59.90
C10-26	250.00	350.00	355.40	58.70
C10-26	350.00	442.50	353.20	56.70
C10-26	442.50	488.80	357.50	56.90

C10-27	3014642.00	443748.91	1599.85	385.05
C10-27.00		15.00	278.00	60.00
C10-27	15.00	65.00	269.30	60.20
C10-27	65.00	150.00	272.00	60.60
C10-27	150.00	250.00	274.50	61.00
C10-27	250.00	340.00	277.60	59.60
C10-27	340.00	385.05	278.60	59.50

C10-28	3014144.50	442753.56	1592.06	463.05
C10-28.00		15.00	.00	60.00
C10-28	15.00	65.00	352.10	59.80
C10-28	65.00	150.00	354.70	58.60
C10-28	150.00	250.00	357.40	56.80
C10-28	250.00	350.00	359.20	58.90
C10-28	350.00	425.00	358.70	58.30
C10-28	425.00	463.05	358.10	58.70

C10-29	3014298.00	443762.72	1594.69	463.00
C10-29.00		15.00	317.00	60.00
C10-29	15.00	65.00	313.70	59.70
C10-29	65.00	150.00	312.60	60.40
C10-29	150.00	250.00	313.50	61.50
C10-29	250.00	350.00	315.00	60.90
C10-29	350.00	430.00	315.90	59.90
C10-29	430.00	463.00	316.80	60.30

C10-30	3014197.75	442754.97	1591.36	398.70
C10-30.00		15.00	.00	60.00
C10-30	15.00	65.00	358.60	59.90
C10-30	65.00	150.00	358.20	61.20
C10-30	150.00	250.00	.20	61.20
C10-30	250.00	347.50	3.30	60.10
C10-30	347.50	398.70	4.00	59.10

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-5

C10-31	3014246.00	442707.63	1584.16	392.60
C10-31.00		15.00	.00	60.00
C10-31	15.00	65.00	358.70	59.90
C10-31	65.00	150.00	359.60	59.00
C10-31	150.00	250.00	2.70	58.00
C10-31	250.00	345.00	4.80	57.40
C10-31	345.00	392.60	5.10	57.00

C10-32	3014032.25	443220.13	1595.85	435.35
C10-32.00		15.00	.00	60.00
C10-32	15.00	65.00	358.40	59.70
C10-32	65.00	150.00	358.80	59.40
C10-32	150.00	250.00	1.90	58.40
C10-32	250.00	367.50	2.80	56.00
C10-32	367.50	435.35	3.60	53.40

C10-33	3014201.00	442706.00	1586.72	341.75
C10-33.00		15.00	.00	60.00
C10-33	15.00	65.00	355.80	60.10
C10-33	65.00	150.00	355.40	60.50
C10-33	150.00	250.00	357.50	60.90
C10-33	250.00	320.00	355.90	60.80
C10-33	320.00	341.75	357.30	59.40

C10-34	3014097.75	442603.75	1569.99	266.95
C10-34.00		15.00	.00	60.00
C10-34	15.00	65.00	356.20	58.30
C10-34	65.00	150.00	356.00	58.50
C10-34	150.00	230.00	356.50	57.00
C10-34	230.00	266.95	356.30	57.00

C10-35	3014096.75	442603.91	1569.99	494.10
C10-35.00		25.00	.00	90.00
C10-35	25.00	75.00	65.30	89.80
C10-35	75.00	125.00	244.40	89.80
C10-35	125.00	175.00	136.20	89.60
C10-35	175.00	225.00	162.90	89.30
C10-35	225.00	275.00	140.20	89.00
C10-35	275.00	494.10	130.80	89.30

C10-36	3014295.75	442654.25	1576.45	319.70
C10-36.00		15.00	308.00	60.00
C10-36	15.00	65.00	327.90	59.40
C10-36	65.00	150.00	328.70	59.60
C10-36	150.00	250.00	329.50	59.60
C10-36	250.00	319.70	330.20	59.70

C10-37	3014294.25	442652.50	1576.39	420.00
C10-37.00		15.00	.00	60.00
C10-37	15.00	65.00	2.10	60.70
C10-37	65.00	150.00	3.50	60.50
C10-37	150.00	250.00	4.70	59.30
C10-37	250.00	360.00	5.10	59.30
C10-37	360.00	420.00	6.10	58.10

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-6

C10-38	3014875.75	443509.31	1599.87	381.20
C10-38.00		15.00	337.00	60.00
C10-38	15.00	65.00	328.90	61.20
C10-38	65.00	125.00	331.70	60.80
C10-38	125.00	381.20	332.10	60.50

C10-39	3014050.50	442605.28	1570.04	661.00
C10-39.00		15.00	.00	60.00
C10-39	15.00	65.00	357.30	60.70
C10-39	65.00	150.00	356.60	61.30
C10-39	150.00	250.00	356.50	61.80
C10-39	250.00	350.00	357.20	61.80
C10-39	350.00	450.00	357.30	61.80
C10-39	450.00	550.00	358.70	62.80
C10-39	550.00	630.50	354.80	64.20
C10-39	630.50	661.00	355.80	65.10

C10-40	3014198.75	442603.66	1570.96	490.90
C10-40.00		15.00	.00	60.00
C10-40	15.00	65.00	357.70	59.10
C10-40	65.00	200.00	359.00	61.30
C10-40	200.00	350.00	356.90	62.30
C10-40	350.00	445.00	357.10	62.40
C10-40	445.00	490.90	357.60	62.40

C10-41	3015239.75	443338.13	1600.09	503.45
C10-41.00		15.00	158.00	60.00
C10-41	15.00	65.00	154.10	58.90
C10-41	65.00	150.00	156.00	58.30
C10-41	150.00	250.00	158.00	57.80
C10-41	250.00	350.00	161.10	55.20
C10-41	350.00	450.00	160.50	55.10
C10-41	450.00	503.45	160.90	52.90

C10-42	3014248.00	442652.00	1576.46	490.10
C10-42.00		15.00	.00	60.00
C10-42	15.00	65.00	357.90	61.00
C10-42	65.00	150.00	357.20	61.80
C10-42	150.00	250.00	357.00	63.90
C10-42	250.00	350.00	357.30	63.90
C10-42	350.00	445.00	356.60	63.80
C10-42	445.00	490.10	.20	63.30

C10-43	3014900.00	443508.81	1599.85	417.30
C10-43.00		15.00	153.00	60.00
C10-43	15.00	65.00	150.60	60.20
C10-43	65.00	150.00	152.30	59.60
C10-43	150.00	250.00	154.60	57.70
C10-43	250.00	350.00	156.20	55.80
C10-43	350.00	417.30	156.70	54.60

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-7

C10-44	3014250.00	442600.00	1571.03	478.05
C10-44.00		15.00	.00	60.00
C10-44	15.00	65.00	356.30	60.00
C10-44	65.00	150.00	355.90	60.60
C10-44	150.00	250.00	354.60	61.30
C10-44	250.00	350.00	354.20	62.40
C10-44	350.00	439.00	355.20	62.20
C10-44	439.00	478.05	356.20	60.90

C10-45	3014029.25	443074.31	1598.44	332.10
C10-45.00		15.00	178.00	60.00
C10-45	15.00	65.00	177.50	60.20
C10-45	65.00	150.00	174.00	60.60
C10-45	150.00	332.10	172.80	61.20

C10-46	3014250.00	442750.00	1587.70	374.00
C10-46.00		15.00	.00	60.00
C10-46	15.00	65.00	1.50	60.00
C10-46	65.00	150.00	1.60	60.10
C10-46	150.00	250.00	5.20	57.90
C10-46	250.00	335.00	7.50	55.50
C10-46	335.00	374.00	9.20	54.00

C10-47	3014150.00	442800.00	1596.33	285.00
C10-47.00		15.00	.00	60.00
C10-47	15.00	65.00	356.00	60.10
C10-47	65.00	150.00	355.20	60.50
C10-47	150.00	242.50	356.10	58.80
C10-47	242.50	285.00	357.20	57.90

C10-48	3014098.00	442549.19	1570.15	439.40
C10-48.00		15.00	.00	60.00
C10-48	15.00	65.00	356.10	60.80
C10-48	65.00	150.00	354.00	61.70
C10-48	150.00	300.00	353.60	62.30
C10-48	300.00	419.50	350.40	65.70
C10-48	419.50	439.40	350.50	65.50

C10-49	3014202.00	442800.00	1595.32	455.50
C10-49.00		15.00	.00	60.00
C10-49	15.00	65.00	2.70	59.50
C10-49	65.00	125.00	2.00	61.00
C10-49	125.00	175.00	1.80	61.00
C10-49	175.00	225.00	1.90	60.90
C10-49	225.00	275.00	2.10	60.20
C10-49	275.00	325.00	1.60	59.70
C10-49	325.00	375.00	1.10	59.20
C10-49	375.00	425.00	.60	59.00
C10-49	425.00	455.50	.80	59.30

C10-50	3014151.00	442550.00	1570.14	347.15
C10-50.00		15.00	.00	60.00
C10-50	15.00	115.00	357.60	61.00
C10-50	115.00	225.00	357.40	62.10
C10-50	225.00	323.50	359.50	60.80
C10-50	323.50	347.15	1.30	59.60

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-8

C10-51	3014098.00	442550.00	1570.15	418.10
C10-51.00		15.00	188.00	60.00
C10-51	15.00	65.00	177.50	60.80
C10-51	65.00	125.00	175.80	61.10
C10-51	125.00	200.00	175.10	61.00
C10-51	200.00	300.00	173.20	59.90
C10-51	300.00	375.00	174.20	59.30
C10-51	375.00	418.10	175.60	58.60

C10-52	3013905.00	442496.00	1569.83	328.45
C10-52.00		25.00	.00	60.00
C10-52	25.00	75.00	358.20	60.30
C10-52	75.00	125.00	358.10	60.70
C10-52	125.00	175.00	357.90	60.70
C10-52	175.00	225.00	356.30	60.60
C10-52	225.00	275.00	356.10	60.70
C10-52	275.00	328.45	356.00	60.70

C10-53	3013906.00	442504.00	1569.81	423.10
C10-53.00		25.00	188.00	60.00
C10-53	25.00	75.00	181.40	60.40
C10-53	75.00	175.00	181.50	60.70
C10-53	175.00	275.00	181.90	60.70
C10-53	275.00	324.50	181.80	60.40
C10-53	324.50	374.50	182.70	61.20
C10-53	374.50	423.10	182.80	61.80

C10-54	3014000.00	442649.00	1570.00	348.90
C10-54.00		25.00	.00	60.00
C10-54	25.00	75.00	1.50	61.50
C10-54	75.00	125.00	1.00	62.80
C10-54	125.00	175.00	.40	62.70
C10-54	175.00	225.00	359.10	62.30
C10-54	225.00	275.00	359.60	62.70
C10-54	275.00	324.00	359.90	62.60
C10-54	324.00	348.90	358.20	63.80

C10-55	3014303.00	442699.00	1583.38	342.65
C10-55.00		25.00	.00	60.00
C10-55	25.00	75.00	359.60	60.50
C10-55	75.00	125.00	.90	60.60
C10-55	125.00	175.00	1.30	60.20
C10-55	175.00	225.00	2.10	59.20
C10-55	225.00	275.00	3.00	58.10
C10-55	275.00	320.00	4.60	57.60
C10-55	320.00	342.65	3.90	57.70

C10-56	3013998.00	442498.00	1569.86	311.45
C10-56.00		15.00	.00	60.00
C10-56	15.00	40.00	1.00	60.40
C10-56	40.00	75.00	.50	61.10
C10-56	75.00	125.00	359.90	61.30
C10-56	125.00	175.00	359.20	61.30
C10-56	175.00	225.00	357.80	61.30
C10-56	225.00	275.00	357.80	60.50
C10-56	275.00	311.45	358.90	61.40

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-9

C10-57	3014052.00	442699.00	1576.72	503.05
C10-57.00		15.00	.00	60.00
C10-57	15.00	40.00	354.10	60.20
C10-57	40.00	75.00	353.80	59.90
C10-57	75.00	125.00	354.50	60.30
C10-57	125.00	175.00	353.70	60.10
C10-57	175.00	225.00	353.60	58.90
C10-57	225.00	275.00	352.20	58.80
C10-57	275.00	325.00	351.20	58.50
C10-57	325.00	363.50	350.80	56.90
C10-57	363.50	413.50	350.60	55.60
C10-57	413.50	475.00	350.10	57.30
C10-57	475.00	503.05	349.90	58.00

C10-58	3013903.00	442598.00	1569.97	459.70
C10-58.00		15.00	.00	60.00
C10-58	15.00	65.00	358.80	59.70
C10-58	65.00	125.00	359.70	60.50
C10-58	125.00	175.00	359.60	60.30
C10-58	175.00	225.00	360.00	60.80
C10-58	225.00	275.00	.30	60.80
C10-58	275.00	325.00	1.70	59.90
C10-58	325.00	375.00	3.10	60.00
C10-58	375.00	459.70	3.40	58.80

C10-59	3015245.00	443340.00	1600.08	407.80
C10-59.00		15.00	.00	60.00
C10-59	15.00	65.00	328.40	60.40
C10-59	65.00	125.00	330.00	56.70
C10-59	125.00	175.00	331.70	57.70
C10-59	175.00	225.00	332.50	56.40
C10-59	225.00	275.00	333.10	55.40
C10-59	275.00	325.00	334.00	53.30
C10-59	325.00	375.00	334.70	51.20
C10-59	375.00	407.80	334.40	50.30

C10-60	3013903.00	442598.00	1569.97	357.80
C10-60.00		50.00	.00	90.00
C10-60	50.00	125.00	86.60	89.60
C10-60	125.00	175.00	94.20	89.00
C10-60	175.00	225.00	105.90	88.70
C10-60	225.00	357.80	114.60	88.90

C10-61	3013904.00	442596.00	1569.97	433.80
C10-61.00		15.00	.00	60.00
C10-61	15.00	40.00	178.30	59.60
C10-61	40.00	75.00	178.50	60.00
C10-61	75.00	125.00	180.20	60.50
C10-61	125.00	175.00	181.10	61.20
C10-61	175.00	225.00	181.50	60.80
C10-61	225.00	275.00	183.20	60.20
C10-61	275.00	325.00	182.80	58.80
C10-61	325.00	375.00	182.40	57.70
C10-61	375.00	416.50	183.10	55.50
C10-61	416.50	433.80	183.50	54.80

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-10

C10-62	3013965.00	442774.00	1573.57	449.00
C10-62.00		15.00	180.00	60.00
C10-62	15.00	40.00	176.50	60.10
C10-62	40.00	75.00	176.40	61.10
C10-62	75.00	125.00	177.00	61.00
C10-62	125.00	175.00	177.00	60.40
C10-62	175.00	225.00	178.80	60.20
C10-62	225.00	275.00	180.50	59.30
C10-62	275.00	325.00	182.10	58.60
C10-62	325.00	375.00	181.60	56.70
C10-62	375.00	424.50	181.70	56.90
C10-62	424.50	449.00	181.80	57.00

C10-63	3014249.00	442498.00	1570.26	340.35
C10-63.00		15.00	.00	60.00
C10-63	15.00	40.00	2.20	61.30
C10-63	40.00	75.00	1.70	62.00
C10-63	75.00	125.00	.10	62.70
C10-63	125.00	175.00	358.30	63.80
C10-63	175.00	225.00	357.40	64.50
C10-63	225.00	275.00	357.20	65.00
C10-63	275.00	320.00	356.90	65.50
C10-63	320.00	340.35	355.60	65.30

C10-64	3013818.00	442799.00	1569.99	446.00
C10-64.00		15.00	188.00	60.00
C10-64	15.00	40.00	184.10	61.20
C10-64	40.00	75.00	180.90	59.00
C10-64	75.00	125.00	179.60	60.50
C10-64	125.00	175.00	181.50	60.10
C10-64	175.00	225.00	182.60	60.00
C10-64	225.00	275.00	184.40	59.70
C10-64	275.00	325.00	184.90	59.50
C10-64	325.00	375.00	185.10	58.70
C10-64	375.00	423.00	188.10	57.20
C10-64	423.00	446.00	190.50	56.90

C10-65	3014247.00	442500.00	1570.25	383.40
C10-65.00		15.00	188.00	60.00
C10-65	15.00	40.00	184.10	61.20
C10-65	40.00	75.00	183.30	60.00
C10-65	75.00	125.00	183.40	60.00
C10-65	125.00	175.00	182.70	61.60
C10-65	175.00	225.00	182.40	61.70
C10-65	225.00	275.00	184.00	62.00
C10-65	275.00	325.00	184.60	61.20
C10-65	325.00	383.40	187.30	59.80

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-11

C10-66	3014009.00	443612.00	1587.98	529.00
C10-66.00		15.00	.00	90.00
C10-66	15.00	40.00	102.20	89.20
C10-66	40.00	75.00	107.40	89.10
C10-66	75.00	125.00	103.40	89.40
C10-66	125.00	175.00	98.20	88.90
C10-66	175.00	225.00	98.00	89.10
C10-66	225.00	275.00	108.80	89.10
C10-66	275.00	325.00	105.90	89.20
C10-66	325.00	375.00	100.40	89.00
C10-66	375.00	425.00	137.90	89.50
C10-66	425.00	475.00	52.50	89.90
C10-66	475.00	514.50	223.50	89.80
C10-66	514.50	529.00	116.80	89.80

C10-67	3013901.00	442504.00	1569.82	389.10
C10-67.00		15.00	.00	90.00
C10-67	15.00	40.00	193.10	89.80
C10-67	40.00	75.00	276.70	89.60
C10-67	75.00	125.00	314.70	89.40
C10-67	125.00	175.00	284.80	89.10
C10-67	175.00	225.00	287.30	89.00
C10-67	225.00	275.00	309.00	88.90
C10-67	275.00	325.00	337.00	89.00
C10-67	325.00	369.50	328.60	88.90
C10-67	369.50	389.10	335.00	88.60

C10-68	3013816.00	442799.00	1570.00	448.00
C10-68.00		15.00	.00	90.00
C10-68	15.00	40.00	122.70	89.10
C10-68	40.00	75.00	115.70	89.00
C10-68	75.00	125.00	142.00	88.80
C10-68	125.00	175.00	158.60	88.80
C10-68	175.00	225.00	125.20	89.40
C10-68	225.00	275.00	117.60	89.20
C10-68	275.00	325.00	105.00	88.80
C10-68	325.00	375.00	134.30	88.80
C10-68	375.00	424.00	114.30	89.50
C10-68	424.00	448.00	107.60	89.00

C10-69	3014400.00	442700.00	1585.89	407.50
C10-69.00		15.00	.00	60.00
C10-69	15.00	40.00	359.50	60.80
C10-69	40.00	75.00	359.70	60.80
C10-69	75.00	125.00	358.70	61.40
C10-69	125.00	175.00	359.10	61.70
C10-69	175.00	225.00	.10	62.90
C10-69	225.00	275.00	.30	62.90
C10-69	275.00	325.00	2.00	62.70
C10-69	325.00	375.00	3.10	62.00
C10-69	375.00	407.50	3.30	61.40

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-12

C10-70	3013800.00	442400.00	1570.09	476.80
C10-70.00		15.00	.00	60.00
C10-70	15.00	40.00	4.00	62.10
C10-70	40.00	75.00	2.80	62.00
C10-70	75.00	125.00	1.90	62.60
C10-70	125.00	175.00	1.70	62.10
C10-70	175.00	225.00	2.00	61.30
C10-70	225.00	275.00	3.30	60.70
C10-70	275.00	325.00	4.00	59.60
C10-70	325.00	375.50	4.20	59.40
C10-70	375.50	425.50	5.40	59.30
C10-70	425.50	476.80	5.40	58.50

C10-71	3013800.00	442400.00	1570.09	459.65
C10-71.00		15.00	180.00	60.00
C10-71	15.00	40.00	180.50	59.40
C10-71	40.00	75.00	180.80	61.00
C10-71	75.00	125.50	182.50	61.40
C10-71	125.50	175.50	182.10	60.60
C10-71	175.50	225.00	182.30	59.80
C10-71	225.00	275.00	182.10	59.30
C10-71	275.00	325.00	182.10	59.20
C10-71	325.00	375.00	182.40	59.30
C10-71	375.00	425.00	183.10	57.60
C10-71	425.00	459.65	183.90	55.40

C10-72	3015092.00	443394.00	1599.82	458.45
C10-72.00		15.00	.00	90.00
C10-72	15.00	40.00	307.90	89.80
C10-72	40.00	75.00	107.30	89.40
C10-72	75.00	125.00	150.70	89.70
C10-72	125.00	175.00	90.10	89.20
C10-72	175.00	225.00	89.10	89.60
C10-72	225.00	275.00	110.10	89.20
C10-72	275.00	325.00	97.90	89.00
C10-72	325.00	375.00	101.40	89.10
C10-72	375.00	458.45	106.70	88.90

C10-73	3014010.00	443612.00	1588.06	419.95
C10-73.00		15.00	.00	60.00
C10-73	15.00	40.00	2.10	60.90
C10-73	40.00	75.00	2.90	61.10
C10-73	75.00	125.00	3.70	61.40
C10-73	125.00	175.00	5.10	61.60
C10-73	175.00	225.00	7.20	61.70
C10-73	225.00	275.00	7.60	61.60
C10-73	275.00	325.00	9.60	61.40
C10-73	325.00	375.00	10.30	60.10
C10-73	375.00	419.95	13.70	59.70

C10-74	3014502.00	442706.00	1588.00	395.45
C10-74.00		15.00	.00	60.00
C10-74	15.00	40.00	357.10	59.40
C10-74	40.00	75.00	358.10	59.50
C10-74	75.00	125.00	358.10	60.50
C10-74	125.00	175.00	358.70	60.30

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-13

C10-74	175.00	225.00	359.30	59.80
C10-74	225.00	275.00	359.60	59.80
C10-74	275.00	325.00	.90	59.30
C10-74	325.00	372.50	2.30	59.60
C10-74	372.50	395.45	2.30	59.30

C10-75	3012700.00	440698.00	1570.19	164.30
C10-75.00		15.00	.00	90.00
C10-75	15.00	40.00	71.40	89.00
C10-75	40.00	75.00	67.60	89.00
C10-75	75.00	125.00	62.80	88.60
C10-75	125.00	164.30	42.30	88.60

C10-76	3012700.00	440698.00	1570.19	137.15
C10-76.00		15.00	.00	60.00
C10-76	15.00	40.00	73.40	60.00
C10-76	40.00	75.00	73.00	60.90
C10-76	75.00	137.15	72.80	60.90

C10-77	3013847.00	442700.00	1570.13	535.65
C10-77.00		15.00	.00	60.00
C10-77	15.00	40.00	357.70	61.50
C10-77	40.00	75.00	357.90	61.50
C10-77	75.00	125.00	358.30	61.10
C10-77	125.00	175.00	.30	61.80
C10-77	175.00	225.00	.10	62.20
C10-77	225.00	275.00	.30	62.50
C10-77	275.00	325.00	.40	62.20
C10-77	325.00	375.00	.90	62.80
C10-77	375.00	425.00	2.20	60.70
C10-77	425.00	475.00	2.60	60.80
C10-77	475.00	517.50	3.20	60.20
C10-77	517.50	535.65	3.10	60.20

C10-78	3013798.00	442402.00	1570.09	488.15
C10-78.00		15.00	.00	90.00
C10-78	15.00	40.00	68.10	89.50
C10-78	40.00	75.00	67.70	89.50
C10-78	75.00	125.00	100.60	89.50
C10-78	125.00	175.00	60.50	89.10
C10-78	175.00	225.00	60.80	89.30
C10-78	225.00	275.00	54.20	89.70
C10-78	275.00	325.00	342.70	89.80
C10-78	325.00	375.00	316.10	89.70
C10-78	375.00	425.00	299.20	89.10
C10-78	425.00	469.00	308.20	88.90
C10-78	469.00	488.15	310.30	88.40

C10-79	3014496.00	442702.00	1587.24	462.65
C10-79.00		15.00	180.00	60.00
C10-79	15.00	40.00	178.60	60.20
C10-79	40.00	75.00	178.50	60.30
C10-79	75.00	125.00	180.00	61.00
C10-79	125.00	175.00	181.10	61.10
C10-79	175.00	225.00	182.70	60.80
C10-79	225.00	275.00	184.00	59.50
C10-79	275.00	325.00	184.40	59.10

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-14

C10-79	325.00	375.00	187.00	58.30
C10-79	375.00	425.00	186.60	57.90
C10-79	425.00	462.65	186.20	58.30

C10-80	3013847.00	442700.00	1570.13	451.05
C10-80.00		15.00	.00	90.00
C10-80	15.00	35.00	268.20	89.00
C10-80	35.00	45.00	231.90	88.60
C10-80	45.00	75.00	249.80	88.00
C10-80	75.00	125.00	230.30	88.50
C10-80	125.00	175.00	247.00	88.20
C10-80	175.00	225.00	248.40	88.50
C10-80	225.00	275.00	249.60	88.70
C10-80	275.00	325.00	241.50	88.10
C10-80	325.00	451.05	219.70	88.10

C10-81	3013795.00	442900.00	1569.93	101.55
C10-81.00		15.00	.00	60.00
C10-81	15.00	40.00	9.90	59.70
C10-81	40.00	75.00	9.50	60.20
C10-81	75.00	101.55	8.90	60.50

C10-82	3013814.00	442901.00	1569.88	430.00
C10-82.00		15.00	.00	60.00
C10-82	15.00	40.00	3.90	61.00
C10-82	40.00	75.00	4.10	61.40
C10-82	75.00	125.00	3.70	61.70
C10-82	125.00	175.00	4.10	62.60
C10-82	175.00	225.00	4.50	62.50
C10-82	225.00	275.00	4.50	61.40
C10-82	275.00	325.00	5.00	61.20
C10-82	325.00	430.00	4.50	61.90

C10-83	3014400.00	442600.00	1570.14	463.95
C10-83.00		15.00	180.00	60.00
C10-83	15.00	40.00	175.50	59.60
C10-83	40.00	75.00	174.90	59.70
C10-83	75.00	125.00	175.20	61.00
C10-83	125.00	175.00	175.90	61.10
C10-83	175.00	225.00	177.80	60.80
C10-83	225.00	275.00	175.20	60.60
C10-83	275.00	325.00	175.20	60.20
C10-83	325.00	375.00	176.60	60.00
C10-83	375.00	425.00	177.10	59.80
C10-83	425.00	457.00	177.20	59.70
C10-83	457.00	463.95	177.00	59.60

C10-84	3013847.00	442699.00	1570.13	444.75
C10-84.00		15.00	180.00	60.00
C10-84	15.00	40.00	178.80	60.90
C10-84	40.00	75.00	178.70	61.00
C10-84	75.00	125.00	178.20	62.00
C10-84	125.00	175.00	178.60	62.10
C10-84	175.00	225.00	179.20	61.80
C10-84	225.00	275.00	178.00	62.00
C10-84	275.00	325.00	178.40	60.50
C10-84	325.00	375.00	178.40	59.50

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-15

C10-84	375.00	422.00	180.70	58.40
C10-84	422.00	444.75	181.00	57.30

C10-85	3013818.00	442903.00	1569.87	406.65
C10-85.00		15.00	180.00	60.00
C10-85	15.00	40.00	180.80	59.00
C10-85	40.00	75.00	180.10	59.30
C10-85	75.00	125.00	179.60	59.50
C10-85	125.00	175.00	180.70	59.70
C10-85	175.00	225.00	181.00	59.40
C10-85	225.00	275.00	181.00	60.10
C10-85	275.00	325.00	180.90	60.70
C10-85	325.00	375.00	180.50	60.60
C10-85	375.00	406.65	179.70	60.20

C10-86	3013420.00	441750.00	1567.26	310.20
C10-86.00		15.00	315.00	60.00
C10-86	15.00	40.00	314.30	60.90
C10-86	40.00	75.00	314.80	60.20
C10-86	75.00	125.00	316.00	61.10
C10-86	125.00	175.00	317.80	60.30
C10-86	175.00	225.00	318.80	59.90
C10-86	225.00	275.00	320.50	58.40
C10-86	275.00	310.20	322.20	56.00

C10-87	3015000.00	443299.00	1600.03	594.40
C10-87.00		15.00	.00	90.00
C10-87	15.00	40.00	234.50	89.30
C10-87	40.00	75.00	219.30	89.10
C10-87	75.00	125.00	234.50	89.30
C10-87	125.00	175.00	184.20	86.90
C10-87	175.00	225.00	188.40	86.80
C10-87	225.00	275.00	191.50	87.20
C10-87	275.00	325.00	189.90	87.00
C10-87	325.00	375.00	189.80	87.00
C10-87	375.00	425.00	193.70	87.00
C10-87	425.00	475.00	198.40	87.10
C10-87	475.00	525.00	204.10	86.90
C10-87	525.00	594.40	207.30	87.00

C10-88	3013900.00	443300.00	1579.86	529.70
C10-88.00		15.00	.00	60.00
C10-88	15.00	40.00	.00	60.60
C10-88	40.00	75.00	.20	60.60
C10-88	75.00	125.00	2.40	61.90
C10-88	125.00	175.00	5.30	62.90
C10-88	175.00	225.00	7.00	62.70
C10-88	225.00	275.00	7.60	64.30
C10-88	275.00	325.00	9.30	62.30
C10-88	325.00	375.00	9.70	60.90
C10-88	375.00	425.00	11.20	58.50
C10-88	425.00	475.00	11.20	57.40
C10-88	475.00	515.00	11.10	54.30
C10-88	515.00	529.70	11.00	54.10

C10-89	3014500.00	443700.00	1599.79	23.50
C10-89.00		23.50	.00	90.00

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-16

C10-90	3014551.00	443702.00	1599.80	862.95
C10-90.00		15.00	.00	90.00
C10-90	15.00	40.00	304.20	89.90
C10-90	40.00	75.00	132.60	89.50
C10-90	75.00	125.00	148.40	89.80
C10-90	125.00	175.00	95.40	89.40
C10-90	175.00	225.00	321.10	89.10
C10-90	225.00	275.00	93.00	89.70
C10-90	275.00	325.00	89.60	89.60
C10-90	325.00	375.00	98.40	89.30
C10-90	375.00	425.00	87.40	89.20
C10-90	425.00	475.00	151.00	89.10
C10-90	475.00	525.00	79.90	89.40
C10-90	525.00	575.00	96.50	89.00
C10-90	575.00	625.00	102.00	88.60
C10-90	625.00	675.00	41.60	88.50
C10-90	675.00	725.00	51.90	88.80
C10-90	725.00	775.00	75.70	89.30
C10-90	775.00	825.00	78.80	88.60
C10-90	825.00	862.95	74.80	88.80

C10-91	3014109.00	443618.00	1596.16	659.85
C10-91.00		15.00	.00	90.00
C10-91	15.00	40.00	265.20	88.90
C10-91	40.00	75.00	262.80	89.00
C10-91	75.00	125.00	256.00	88.80
C10-91	125.00	175.00	250.80	88.50
C10-91	175.00	225.00	267.80	88.40
C10-91	225.00	275.00	257.60	88.40
C10-91	275.00	325.00	249.80	88.00
C10-91	325.00	375.00	251.60	87.40
C10-91	375.00	425.00	248.90	86.90
C10-91	425.00	475.00	251.00	86.70
C10-91	475.00	526.00	259.00	86.60
C10-91	526.00	576.00	260.60	86.80
C10-91	576.00	625.00	263.60	86.40
C10-91	625.00	659.85	263.60	86.50

C10-92	3015101.00	443558.00	1594.88	936.55
C10-92.00		15.00	.00	90.00
C10-92	15.00	40.00	283.40	87.50
C10-92	40.00	75.00	280.40	87.90
C10-92	75.00	125.00	285.60	88.00
C10-92	125.00	175.00	285.70	87.90
C10-92	175.00	225.00	287.90	88.10
C10-92	225.00	275.00	283.20	88.20
C10-92	275.00	325.00	287.20	88.40
C10-92	325.00	375.00	293.70	88.90
C10-92	375.00	425.00	284.50	89.10
C10-92	425.00	475.00	304.00	89.10
C10-92	475.00	525.00	301.60	88.60
C10-92	525.00	575.00	288.30	88.40
C10-92	575.00	625.00	285.70	88.70
C10-92	625.00	675.00	272.80	88.60
C10-92	675.00	725.00	261.30	88.50
C10-92	725.00	775.00	272.50	89.00

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-17

C10-92	775.00	825.00	254.00	88.40
C10-92	825.00	875.00	278.70	87.90
C10-92	875.00	918.00	257.40	88.20
C10-92	918.00	936.55	286.30	88.40

C10-93	3014998.00	443296.00	1600.04	446.90
C10-93.00		15.00	.00	60.00
C10-93	15.00	40.00	3.90	59.60
C10-93	40.00	75.00	3.80	59.80
C10-93	75.00	125.00	5.20	59.60
C10-93	125.00	175.00	6.20	59.20
C10-93	175.00	225.00	8.00	59.00
C10-93	225.00	275.00	8.60	59.30
C10-93	275.00	325.00	11.10	58.30
C10-93	325.00	375.00	10.70	57.70
C10-93	375.00	446.90	12.90	57.00

C10-94	3011002.00	434549.00	1550.00	151.00
C10-94.00		151.00	.00	60.00

C10-95	3013901.00	443304.00	1579.86	409.55
C10-95.00		15.00	180.00	60.00
C10-95	15.00	40.00	185.00	61.90
C10-95	40.00	75.00	184.20	62.10
C10-95	75.00	125.00	183.70	63.20
C10-95	125.00	175.00	182.00	64.40
C10-95	175.00	225.00	181.40	65.00
C10-95	225.00	275.00	180.20	66.00
C10-95	275.00	325.00	178.50	66.40
C10-95	325.00	379.50	179.20	65.50
C10-95	379.50	409.55	182.90	66.80

C10-96	3012050.00	434650.00	1550.00	423.00
C10-96.00		25.00	.00	90.00
C10-96	25.00	75.00	240.60	89.00
C10-96	75.00	125.00	227.20	89.60
C10-96	125.00	175.00	287.10	89.60
C10-96	175.00	225.00	223.60	88.80
C10-96	225.00	275.00	291.20	89.80
C10-96	275.00	325.00	180.70	89.60
C10-96	325.00	375.00	325.60	89.70
C10-96	375.00	423.00	249.80	89.10

C10-97	3014994.00	443299.00	1600.04	706.90
C10-97.00		15.00	.00	60.00
C10-97	15.00	40.00	152.00	58.50
C10-97	40.00	75.00	151.20	58.50
C10-97	75.00	125.00	151.00	57.80
C10-97	125.00	175.00	151.60	57.20
C10-97	175.00	225.00	152.30	56.50
C10-97	225.00	275.00	154.30	56.30
C10-97	275.00	325.00	155.50	56.10
C10-97	325.00	375.00	156.60	55.80
C10-97	375.00	425.00	157.70	55.70
C10-97	425.00	475.00	158.20	55.30
C10-97	475.00	525.00	158.00	55.10
C10-97	525.00	600.00	158.80	55.20

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-18

C10-97	600.00	675.00	156.70	54.60
C10-97	675.00	706.90	157.40	53.90

C11-100	3012772.00	440570.00	1569.92	158.80
C11-100.00		15.00	.00	90.00
C11-100	15.00	40.00	336.30	88.90
C11-100	40.00	75.00	19.60	89.50
C11-100	75.00	125.00	349.20	89.10
C11-100	125.00	154.50	42.70	89.90
C11-100	154.50	158.80	214.50	89.60

C11-101	3010358.00	436082.00	1550.00	185.30
C11-101.00		15.00	105.00	60.00
C11-101	15.00	40.00	105.60	61.40
C11-101	40.00	75.00	105.90	61.40
C11-101	75.00	125.00	105.60	61.50
C11-101	125.00	167.50	106.70	61.50
C11-101	167.50	185.30	108.00	61.70

C11-102	3015196.00	443500.00	1599.75	602.60
C11-102.00		15.00	.00	90.00
C11-102	15.00	40.00	247.20	88.40
C11-102	40.00	75.00	229.70	88.20
C11-102	75.00	125.00	222.80	88.10
C11-102	125.00	175.00	238.20	87.80
C11-102	175.00	225.00	236.80	88.10
C11-102	225.00	275.00	220.90	87.70
C11-102	275.00	325.00	233.80	87.70
C11-102	325.00	375.00	227.50	87.40
C11-102	375.00	425.00	242.20	87.60
C11-102	425.00	475.00	237.10	86.70
C11-102	475.00	525.00	246.80	87.40
C11-102	525.00	575.00	239.10	86.80
C11-102	575.00	602.60	235.70	86.30

C11-103	3013815.00	442796.00	1570.00	537.95
C11-103.00		15.00	.00	60.00
C11-103	15.00	40.00	359.90	60.30
C11-103	40.00	75.00	1.10	60.70
C11-103	75.00	125.00	.80	61.40
C11-103	125.00	175.00	1.20	62.10
C11-103	175.00	225.00	1.50	62.00
C11-103	225.00	275.00	2.40	61.50
C11-103	275.00	325.00	2.70	60.20
C11-103	325.00	440.00	2.10	60.20
C11-103	440.00	537.95	1.80	60.80

C11-104	3014151.00	442806.00	1596.91	497.00
C11-104.00		15.00	.00	60.00
C11-104	15.00	40.00	179.50	60.00
C11-104	40.00	75.00	178.70	60.40
C11-104	75.00	125.00	176.80	60.20
C11-104	125.00	175.00	177.30	61.10
C11-104	175.00	225.00	178.10	60.90
C11-104	225.00	275.00	178.50	60.50
C11-104	275.00	325.00	177.60	59.50
C11-104	325.00	375.00	178.00	58.50

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-19

C11-104	375.00	425.00	178.30	58.00
C11-104	425.00	473.50	177.60	57.50
C11-104	473.50	497.00	176.60	56.50

C11-105	3014111.00	443285.00	1599.82	437.90
C11-105.00		15.00	.00	60.00
C11-105	15.00	40.00	.50	58.50
C11-105	40.00	75.00	1.40	58.50
C11-105	75.00	125.00	1.90	58.60
C11-105	125.00	175.00	2.70	57.90
C11-105	175.00	225.00	5.10	54.60
C11-105	225.00	275.00	5.40	56.90
C11-105	275.00	325.00	6.40	55.90
C11-105	325.00	375.00	6.50	55.20
C11-105	375.00	437.90	5.80	54.70

C11-106	3014697.00	443498.00	1600.13	392.80
C11-106.00		25.00	.00	90.00
C11-106	25.00	75.00	277.40	88.70
C11-106	75.00	125.00	285.40	88.60
C11-106	125.00	175.00	280.10	88.60
C11-106	175.00	225.00	274.70	88.80
C11-106	225.00	275.00	277.60	88.90
C11-106	275.00	325.00	285.40	89.10
C11-106	325.00	392.80	275.10	89.50

C11-107	3015306.00	443678.00	1599.67	868.55
C11-107.00		15.00	.00	90.00
C11-107	15.00	40.00	224.00	88.60
C11-107	40.00	75.00	216.30	88.60
C11-107	75.00	125.00	218.80	88.70
C11-107	125.00	175.00	221.00	88.50
C11-107	175.00	225.00	226.80	88.40
C11-107	225.00	275.00	222.80	87.80
C11-107	275.00	325.00	190.70	89.70
C11-107	325.00	375.00	226.10	88.20
C11-107	375.00	425.00	235.00	88.00
C11-107	425.00	475.00	1.60	88.20
C11-107	475.00	525.00	230.90	87.50
C11-107	525.00	575.00	228.40	87.40
C11-107	575.00	625.00	229.90	87.20
C11-107	625.00	675.00	317.60	86.70
C11-107	675.00	725.00	224.90	86.40
C11-107	725.00	775.00	231.00	86.10
C11-107	775.00	825.00	233.40	85.60
C11-107	825.00	868.55	232.80	85.20

C11-108	3014146.00	442809.00	1596.80	537.10
C11-108.00		15.00	.00	60.00
C11-108	15.00	40.00	141.10	61.30
C11-108	40.00	75.00	141.20	61.20
C11-108	75.00	125.00	141.50	60.80
C11-108	125.00	175.00	140.90	63.00
C11-108	175.00	225.00	140.80	62.60
C11-108	225.00	275.00	140.00	61.60
C11-108	275.00	325.00	141.40	61.10
C11-108	325.00	375.00	140.90	61.60

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-20

C11-108	375.00	425.00	139.70	61.00
C11-108	425.00	475.00	139.50	61.30
C11-108	475.00	517.50	139.80	61.10
C11-108	517.50	537.10	140.60	60.70

C11-109	3013967.00	442778.00	1574.73	551.20
C11-109.00		15.00	.00	60.00
C11-109	15.00	40.00	.10	60.50
C11-109	40.00	75.00	.00	61.00
C11-109	75.00	125.00	3.60	62.30
C11-109	125.00	175.00	3.00	62.40
C11-109	175.00	250.00	3.00	62.00
C11-109	250.00	325.00	.10	61.20
C11-109	325.00	375.00	8.70	61.40
C11-109	375.00	425.00	3.20	60.50
C11-109	425.00	551.20	3.20	60.70

C11-110	3014311.00	443080.00	1612.02	541.70
C11-110.00		15.00	.00	60.00
C11-110	15.00	40.00	182.20	58.40
C11-110	40.00	75.00	182.30	57.90
C11-110	75.00	125.00	183.00	57.30
C11-110	125.00	175.00	183.80	56.80
C11-110	175.00	225.00	185.70	56.30
C11-110	225.00	275.00	186.60	57.10
C11-110	275.00	325.00	186.00	57.80
C11-110	325.00	375.00	185.50	58.10
C11-110	375.00	425.00	185.30	58.70
C11-110	425.00	475.00	184.70	59.40
C11-110	475.00	520.50	184.40	60.00
C11-110	520.50	541.70	186.50	60.40

C11-111	3014144.00	442814.00	1597.08	502.80
C11-111.00		15.00	.00	60.00
C11-111	15.00	40.00	88.30	59.20
C11-111	40.00	75.00	89.70	59.40
C11-111	75.00	125.00	89.30	59.80
C11-111	125.00	175.00	89.00	59.90
C11-111	175.00	225.00	88.10	61.70
C11-111	225.00	275.00	88.00	61.50
C11-111	275.00	325.00	89.10	62.90
C11-111	325.00	425.00	89.10	62.00
C11-111	425.00	475.00	89.20	62.00
C11-111	475.00	502.80	91.50	62.30

C11-112	3013845.00	443075.00	1579.78	500.20
C11-112.00		15.00	.00	60.00
C11-112	15.00	40.00	4.60	60.70
C11-112	40.00	75.00	4.60	60.20
C11-112	75.00	125.00	4.30	60.30
C11-112	125.00	175.00	3.50	61.40
C11-112	175.00	225.00	3.40	61.60
C11-112	225.00	275.00	3.70	61.40
C11-112	275.00	325.00	3.40	61.20
C11-112	325.00	375.00	2.30	61.80
C11-112	375.00	425.00	2.50	61.60
C11-112	425.00	475.00	2.20	62.00

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-21

C11-112	475.00	500.20	2.40	61.60

C11-113	3014768.00	443433.00	1600.10	909.30
C11-113.00		15.00	.00	90.00
C11-113	15.00	40.00	276.90	88.90
C11-113	40.00	75.00	274.60	89.00
C11-113	75.00	125.00	274.40	89.10
C11-113	125.00	175.00	285.80	89.40
C11-113	175.00	225.00	295.60	89.40
C11-113	225.00	275.00	322.60	89.90
C11-113	275.00	325.00	306.30	89.60
C11-113	325.00	375.00	273.10	89.90
C11-113	375.00	425.00	340.80	89.50
C11-113	425.00	485.00	1.00	89.50
C11-113	485.00	535.00	123.20	89.60
C11-113	535.00	575.00	163.80	89.10
C11-113	575.00	625.00	202.70	88.10
C11-113	625.00	675.00	196.40	87.70
C11-113	675.00	725.00	181.20	88.30
C11-113	725.00	775.00	193.80	88.60
C11-113	775.00	825.00	195.90	89.70
C11-113	825.00	875.00	203.40	88.60
C11-113	875.00	909.30	141.20	88.50

C11-114	3014312.00	443080.00	1612.34	414.70
C11-114.00		15.00	.00	90.00
C11-114	15.00	40.00	148.00	88.80
C11-114	40.00	75.00	156.10	89.30
C11-114	75.00	125.00	132.00	89.10
C11-114	125.00	175.00	46.20	89.00
C11-114	175.00	250.00	153.90	88.70
C11-114	250.00	325.00	159.60	88.60
C11-114	325.00	375.00	65.70	88.30
C11-114	375.00	414.70	112.40	89.40

C11-115	3015500.00	443698.00	1599.85	969.70
C11-115.00		15.00	.00	90.00
C11-115	15.00	40.00	277.60	89.40
C11-115	40.00	75.00	265.20	89.20
C11-115	75.00	125.00	276.30	89.20
C11-115	125.00	175.00	289.90	89.40
C11-115	175.00	225.00	272.40	89.30
C11-115	225.00	275.00	280.30	89.30
C11-115	275.00	325.00	274.70	89.20
C11-115	325.00	375.00	295.20	89.20
C11-115	375.00	425.00	274.60	89.20
C11-115	425.00	475.00	276.80	88.80
C11-115	475.00	525.00	278.50	89.00
C11-115	525.00	575.00	270.80	88.60
C11-115	575.00	625.00	279.30	88.00
C11-115	625.00	675.00	265.60	88.10
C11-115	675.00	725.00	250.40	88.20
C11-115	725.00	775.00	274.40	88.20
C11-115	775.00	825.00	275.80	88.00
C11-115	825.00	875.00	267.40	87.90
C11-115	875.00	925.00	289.40	88.60
C11-115	925.00	969.70	298.30	87.90

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-22

C11-116	3013856.00	443201.00	1579.15	524.50
C11-116.00		15.00	.00	90.00
C11-116	15.00	40.00	355.90	89.00
C11-116	40.00	75.00	356.00	89.20
C11-116	75.00	125.00	355.90	90.00
C11-116	125.00	175.00	281.60	89.90
C11-116	175.00	225.00	354.80	89.90
C11-116	225.00	275.00	48.00	89.30
C11-116	275.00	325.00	351.00	89.70
C11-116	325.00	375.00	354.40	89.20
C11-116	375.00	425.00	355.10	89.00
C11-116	425.00	475.00	344.40	88.70
C11-116	475.00	512.50	321.60	88.20
C11-116	512.50	524.50	355.20	89.30

C11-117	3013842.00	443073.00	1579.37	496.90
C11-117.00		15.00	.00	90.00
C11-117	15.00	40.00	105.40	89.80
C11-117	40.00	75.00	11.10	89.80
C11-117	75.00	125.00	161.40	89.70
C11-117	125.00	175.00	120.60	89.50
C11-117	175.00	225.00	54.20	89.40
C11-117	225.00	275.00	80.10	89.20
C11-117	275.00	325.00	64.60	89.00
C11-117	325.00	375.00	90.90	89.60
C11-117	375.00	425.00	56.80	88.80
C11-117	425.00	473.50	42.00	89.60
C11-117	473.50	496.90	358.90	89.50

C11-118	3014350.00	443200.00	1630.19	455.50
C11-118.00		15.00	.00	90.00
C11-118	15.00	40.00	322.10	89.80
C11-118	40.00	75.00	322.10	89.60
C11-118	75.00	125.00	218.90	89.70
C11-118	125.00	175.00	70.70	89.80
C11-118	175.00	225.00	330.70	89.80
C11-118	225.00	275.00	352.70	88.90
C11-118	275.00	325.00	297.60	88.70
C11-118	325.00	375.00	195.20	89.20
C11-118	375.00	425.00	202.00	89.00
C11-118	425.00	455.50	271.40	87.80

C11-119	3013858.00	443201.00	1579.27	496.90
C11-119.00		15.00	.00	60.00
C11-119	15.00	40.00	358.80	61.10
C11-119	40.00	75.00	359.10	61.20
C11-119	75.00	125.00	2.30	60.10
C11-119	125.00	175.00	2.40	60.40
C11-119	175.00	225.00	4.30	59.80
C11-119	225.00	275.00	4.40	59.90
C11-119	275.00	325.00	7.90	57.00
C11-119	325.00	375.00	8.50	55.20
C11-119	375.00	425.00	9.40	54.00
C11-119	425.00	473.00	9.10	53.00
C11-119	473.00	496.90	9.50	52.90

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-23

C11-120	3013841.00	443073.00	1579.28	490.20
C11-120.00		15.00	180.00	60.00
C11-120	15.00	40.00	166.10	58.10
C11-120	40.00	75.00	167.30	58.30
C11-120	75.00	125.00	167.00	58.10
C11-120	125.00	175.00	168.00	57.50
C11-120	175.00	225.00	169.20	57.00
C11-120	225.00	275.00	169.10	56.60
C11-120	275.00	325.00	169.20	56.30
C11-120	325.00	400.00	170.60	56.00
C11-120	400.00	470.00	170.70	55.00
C11-120	470.00	490.20	170.10	54.80

C11-121	3013851.00	443203.00	1578.79	452.00
C11-121.00		15.00	180.00	60.00
C11-121	15.00	40.00	164.90	59.10
C11-121	40.00	75.00	163.30	59.70
C11-121	75.00	125.00	164.30	59.70
C11-121	125.00	175.00	164.90	59.70
C11-121	175.00	225.00	164.00	59.40
C11-121	225.00	275.00	164.50	58.90
C11-121	275.00	325.00	164.50	58.30
C11-121	325.00	375.00	165.10	57.80
C11-121	375.00	425.00	164.30	57.40
C11-121	425.00	452.00	165.30	56.50

C11-122	3015110.00	443811.00	1599.82	488.90
C11-122.00		15.00	.00	90.00
C11-122	15.00	40.00	77.40	88.60
C11-122	40.00	75.00	185.80	89.20
C11-122	75.00	125.00	218.00	89.40
C11-122	125.00	175.00	213.20	89.10
C11-122	175.00	225.00	222.10	88.50
C11-122	225.00	275.00	230.90	88.70
C11-122	275.00	325.00	245.30	88.90
C11-122	325.00	375.00	235.00	88.50
C11-122	375.00	425.00	129.50	88.00
C11-122	425.00	469.00	194.80	88.30
C11-122	469.00	488.90	194.00	87.90

C11-123	3014870.00	443374.00	1600.04	646.50
C11-123.00		25.00	.00	90.00
C11-123	25.00	75.00	189.90	89.50
C11-123	75.00	125.00	194.20	89.60
C11-123	125.00	175.00	94.20	89.00
C11-123	175.00	225.00	119.20	88.70
C11-123	225.00	275.00	129.50	88.00
C11-123	275.00	325.00	121.20	87.90
C11-123	325.00	375.00	114.20	87.70
C11-123	375.00	425.00	107.80	87.50
C11-123	425.00	475.00	101.30	88.30
C11-123	475.00	525.00	106.10	86.50
C11-123	525.00	575.00	106.10	86.70
C11-123	575.00	646.50	119.10	86.50

C11-124	3013754.00	442341.00	1567.70	191.50
C11-124.00		15.00	.00	90.00

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-24

C11-124	15.00	40.00	114.70	88.10
C11-124	40.00	75.00	119.40	88.70
C11-124	75.00	125.00	126.30	87.50
C11-124	125.00	170.00	112.70	88.10
C11-124	170.00	191.50	107.20	88.00

C11-125	3013865.00	442342.00	1570.16	131.30
C11-125.00		15.00	.00	90.00
C11-125	15.00	40.00	208.80	87.10
C11-125	40.00	75.00	210.00	87.30
C11-125	75.00	115.00	218.40	87.20
C11-125	115.00	131.30	205.90	87.10

C11-126	3013754.00	442341.00	1567.70	254.20
C11-126.00		15.00	180.00	60.00
C11-126	15.00	40.00	176.10	59.60
C11-126	40.00	75.00	175.80	59.60
C11-126	75.00	125.00	176.80	59.40
C11-126	125.00	175.00	180.40	58.60
C11-126	175.00	215.00	181.10	55.70
C11-126	215.00	254.20	181.10	55.60

C11-127	3014357.00	443202.00	1630.18	537.10
C11-127.00		15.00	180.00	60.00
C11-127	15.00	40.00	180.10	60.00
C11-127	40.00	75.00	180.90	60.20
C11-127	75.00	125.00	181.80	60.00
C11-127	125.00	175.00	179.80	60.60
C11-127	175.00	225.00	179.60	59.60
C11-127	225.00	275.00	179.70	58.30
C11-127	275.00	325.00	182.90	58.00
C11-127	325.00	375.00	181.50	56.60
C11-127	375.00	425.00	181.80	56.80
C11-127	425.00	475.00	182.30	57.30
C11-127	475.00	537.10	185.80	58.70

C11-128	3013861.00	442342.00	1570.17	189.60
C11-128.00		15.00	.00	60.00
C11-128	15.00	40.00	355.40	59.60
C11-128	40.00	75.00	355.90	60.10
C11-128	75.00	125.00	356.30	59.80
C11-128	125.00	170.00	357.80	59.80
C11-128	170.00	189.60	357.90	59.70

C11-129	3013698.00	442303.00	1563.94	281.50
C11-129.00		15.00	.00	90.00
C11-129	15.00	40.00	104.70	89.10
C11-129	40.00	75.00	85.10	89.70
C11-129	75.00	125.00	75.50	89.30
C11-129	125.00	175.00	22.60	89.70
C11-129	175.00	225.00	132.40	89.30
C11-129	225.00	265.00	108.20	89.50
C11-129	265.00	281.50	118.70	89.60

C11-130	3014000.00	442361.00	1568.52	181.50
C11-130.00		15.00	.00	90.00
C11-130	15.00	40.00	238.70	89.20

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-25

C11-130	40.00	75.00	176.10	89.20
C11-130	75.00	125.00	200.80	88.80
C11-130	125.00	165.50	187.30	88.70
C11-130	165.50	181.50	185.00	88.20

C11-131	3015245.00	443341.00	1600.08	560.55
C11-131.00		15.00	.00	90.00
C11-131	15.00	40.00	121.70	89.50
C11-131	40.00	75.00	46.80	88.60
C11-131	75.00	125.00	64.40	88.50
C11-131	125.00	175.00	53.90	89.60
C11-131	175.00	225.00	57.50	89.50
C11-131	225.00	275.00	106.20	89.00
C11-131	275.00	325.00	86.00	89.10
C11-131	325.00	375.00	99.50	88.70
C11-131	375.00	425.00	111.20	89.00
C11-131	425.00	475.00	60.20	88.30
C11-131	475.00	525.00	105.70	89.40
C11-131	525.00	560.55	74.40	88.50

C11-132	3013602.00	442305.00	1559.55	207.65
C11-132.00		15.00	.00	90.00
C11-132	15.00	40.00	81.00	89.40
C11-132	40.00	75.00	78.20	89.20
C11-132	75.00	125.00	77.70	87.90
C11-132	125.00	175.00	81.40	88.00
C11-132	175.00	207.65	81.50	87.60

C11-133	3013997.00	442359.00	1568.55	35.10
C11-133.00		35.10	.00	60.00

C11-134	3014046.00	442374.00	1566.56	130.40
C11-134.00		15.00	.00	60.00
C11-134	15.00	40.00	3.30	61.00
C11-134	40.00	75.00	356.30	61.40
C11-134	75.00	115.00	356.00	62.20
C11-134	115.00	130.40	356.30	62.10

C11-135	3014051.00	442374.00	1566.24	118.90
C11-135.00		15.00	.00	90.00
C11-135	15.00	40.00	208.30	87.60
C11-135	40.00	75.00	200.10	87.90
C11-135	75.00	109.00	237.70	88.40
C11-135	109.00	118.90	235.20	88.40

C11-136	3014318.00	443386.00	1629.88	531.10
C11-136.00		25.00	.00	90.00
C11-136	25.00	75.00	225.30	87.60
C11-136	75.00	125.00	217.30	88.30
C11-136	125.00	175.00	213.40	87.80
C11-136	175.00	225.00	212.40	87.90
C11-136	225.00	275.00	205.00	87.80
C11-136	275.00	325.00	215.80	88.20
C11-136	325.00	375.00	196.80	89.00
C11-136	375.00	425.00	203.70	87.40
C11-136	425.00	475.00	210.80	88.80
C11-136	475.00	515.50	249.80	87.20

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-26

C11-136	515.50	531.10	245.70	87.50

C11-137	3013697.00	442231.00	1559.58	157.80
C11-137.00		15.00	.00	90.00
C11-137	15.00	40.00	134.80	88.60
C11-137	40.00	75.00	151.70	88.50
C11-137	75.00	128.00	153.40	88.70
C11-137	128.00	157.80	158.20	89.00

C11-138	3013698.00	442996.00	1570.09	446.50
C11-138.00		15.00	.00	90.00
C11-138	15.00	40.00	68.10	88.90
C11-138	40.00	75.00	69.30	88.70
C11-138	75.00	125.00	73.60	88.90
C11-138	125.00	175.00	61.70	88.90
C11-138	175.00	225.00	69.40	88.30
C11-138	225.00	275.00	73.40	88.40
C11-138	275.00	325.00	85.70	88.90
C11-138	325.00	375.00	25.60	88.60
C11-138	375.00	423.25	48.60	88.60
C11-138	423.25	446.50	31.10	87.80

C11-139	3014528.00	443809.00	1596.11	448.10
C11-139.00		25.00	345.00	60.00
C11-139	25.00	75.00	343.20	61.50
C11-139	75.00	125.00	343.20	62.40
C11-139	125.00	175.00	347.30	61.40
C11-139	175.00	225.00	349.50	63.70
C11-139	225.00	275.00	348.50	61.00
C11-139	275.00	325.00	353.40	61.00
C11-139	325.00	375.00	351.40	60.80
C11-139	375.00	448.10	352.10	60.20

C11-140	3013802.00	442166.00	1559.85	120.60
C11-140.00		25.00	.00	90.00
C11-140	25.00	75.00	200.00	89.20
C11-140	75.00	120.60	300.00	89.80

C11-141	3014906.00	443214.00	1606.50	503.70
C11-141.00		15.00	.00	90.00
C11-141	15.00	40.00	146.10	89.80
C11-141	40.00	75.00	53.00	89.40
C11-141	75.00	125.00	350.00	89.20
C11-141	125.00	175.00	17.60	89.20
C11-141	175.00	225.00	34.60	88.90
C11-141	225.00	275.00	346.50	88.80
C11-141	275.00	325.00	346.30	89.00
C11-141	325.00	375.00	26.90	88.00
C11-141	375.00	425.00	16.80	88.00
C11-141	425.00	503.70	332.10	88.30

C11-142	3013600.00	442400.00	1559.78	300.00
C11-142.00		15.00	.00	90.00
C11-142	15.00	40.00	343.30	89.10
C11-142	40.00	75.00	338.70	89.00
C11-142	75.00	125.00	353.40	88.60
C11-142	125.00	175.00	336.20	89.00

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-27

C11-142	175.00	225.00	329.00	88.40
C11-142	225.00	275.00	341.30	88.20
C11-142	275.00	300.00	329.00	88.40

C11-143	3013980.00	442205.00	1560.00	106.80
C11-143.00		15.00	.00	90.00
C11-143	15.00	40.00	237.00	88.60
C11-143	40.00	75.00	231.00	88.00
C11-143	75.00	106.80	229.20	88.20

C11-144	3013500.00	442200.00	1559.49	184.60
C11-144.00		75.00	.00	90.00
C11-144	75.00	167.30	68.70	89.60
C11-144	167.30	184.60	286.20	89.60

C11-145	3013500.00	442400.00	1555.84	28.00
C11-145.00		28.00	.00	90.00

C11-146	3014526.00	443808.00	1596.11	526.60
C11-146.00		15.00	.00	90.00
C11-146	15.00	40.00	154.70	89.70
C11-146	40.00	75.00	94.40	87.80
C11-146	75.00	125.00	245.10	88.20
C11-146	125.00	175.00	290.90	87.70
C11-146	175.00	225.00	285.60	86.80
C11-146	225.00	275.00	290.90	86.80
C11-146	275.00	325.00	295.50	87.90
C11-146	325.00	375.00	317.50	87.80
C11-146	375.00	425.00	328.50	87.50
C11-146	425.00	475.00	311.20	86.70
C11-146	475.00	526.60	352.70	86.50

C11-147	3014313.00	443401.00	1629.87	478.40
C11-147.00		25.00	180.00	60.00
C11-147	25.00	100.00	185.20	60.10
C11-147	100.00	200.00	185.20	60.00
C11-147	200.00	275.00	185.20	58.40
C11-147	275.00	325.00	186.80	57.10
C11-147	325.00	375.00	186.50	55.50
C11-147	375.00	478.40	186.40	54.20

C11-148	3014800.00	443147.00	1610.08	470.15
C11-148.00		15.00	.00	90.00
C11-148	15.00	40.00	307.00	89.40
C11-148	40.00	100.00	193.50	88.80
C11-148	100.00	175.00	174.40	88.50
C11-148	175.00	250.00	185.50	88.20
C11-148	250.00	325.00	155.20	88.70
C11-148	325.00	375.00	115.60	88.00
C11-148	375.00	470.15	134.10	87.40

C11-149	3013499.00	442400.00	1555.80	308.50
C11-149.00		15.00	.00	90.00
C11-149	15.00	40.00	303.20	88.40
C11-149	40.00	75.00	303.30	88.10
C11-149	75.00	125.00	337.30	87.70
C11-149	125.00	175.00	311.10	88.20

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-28

C11-149	175.00	225.00	311.20	88.30
C11-149	225.00	275.00	309.80	88.70
C11-149	275.00	308.50	309.70	88.60

C11-150	3013700.00	442567.00	1559.84	352.45
C11-150.00		15.00	.00	90.00
C11-150	15.00	40.00	74.00	89.40
C11-150	40.00	75.00	45.70	89.20
C11-150	75.00	125.00	290.20	88.20
C11-150	125.00	175.00	285.00	88.80
C11-150	175.00	225.00	279.90	89.40
C11-150	225.00	275.00	279.70	89.10
C11-150	275.00	352.45	258.60	88.40

C11-151	3013600.00	442499.00	1558.41	100.30
C11-151.00		15.00	.00	90.00
C11-151	15.00	40.00	74.00	89.40
C11-151	40.00	100.30	45.70	89.20

C11-152	3013595.00	442495.00	1558.32	293.60
C11-152.00		15.00	.00	90.00
C11-152	15.00	40.00	245.10	89.70
C11-152	40.00	75.00	245.00	89.60
C11-152	75.00	150.00	232.80	89.60
C11-152	150.00	225.00	232.90	89.50
C11-152	225.00	293.60	246.00	89.60

C11-153	3013700.00	442583.00	1559.84	407.60
C11-153.00		15.00	.00	60.00
C11-153	15.00	40.00	355.80	60.70
C11-153	40.00	75.00	357.50	60.70
C11-153	75.00	150.00	357.90	61.80
C11-153	150.00	225.00	355.90	63.50
C11-153	225.00	275.00	353.60	64.50
C11-153	275.00	325.00	354.00	64.70
C11-153	325.00	378.50	355.60	65.10
C11-153	378.50	407.60	354.80	65.20

C11-154	3014321.00	443393.00	1629.88	450.40
C11-154.00		25.00	.00	60.00
C11-154	25.00	75.00	4.00	60.80
C11-154	75.00	125.00	5.00	60.30
C11-154	125.00	175.00	4.20	59.90
C11-154	175.00	225.00	7.00	58.60
C11-154	225.00	275.00	7.80	57.80
C11-154	275.00	325.00	8.30	57.70
C11-154	325.00	375.00	7.30	57.00
C11-154	375.00	425.00	7.60	55.50
C11-154	425.00	450.40	7.70	53.80

C11-155	3013595.00	442496.00	1558.31	368.30
C11-155.00		15.00	.00	60.00
C11-155	15.00	40.00	358.10	60.20
C11-155	40.00	75.00	356.20	61.00
C11-155	75.00	125.00	356.00	61.10
C11-155	125.00	175.00	355.50	62.50
C11-155	175.00	225.00	354.60	62.50

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-29

C11-155	225.00	275.00	352.80	63.60
C11-155	275.00	325.00	352.40	64.00
C11-155	325.00	359.00	351.80	64.60
C11-155	359.00	368.30	351.00	64.70

C11-156	3014522.00	443811.00	1595.68	827.05
C11-156.00		15.00	165.00	60.00
C11-156	15.00	40.00	159.10	59.60
C11-156	40.00	75.00	159.00	59.00
C11-156	75.00	125.00	159.50	59.90
C11-156	125.00	175.00	156.90	60.80
C11-156	175.00	225.00	159.50	61.30
C11-156	225.00	275.00	160.10	61.40
C11-156	275.00	325.00	157.50	61.80
C11-156	325.00	375.00	160.60	61.80
C11-156	375.00	425.00	155.30	61.90
C11-156	425.00	475.00	155.20	62.00
C11-156	475.00	525.00	154.60	62.30
C11-156	525.00	575.00	154.30	62.50
C11-156	575.00	625.00	154.20	63.00
C11-156	625.00	675.00	157.50	62.60
C11-156	675.00	725.00	152.80	63.50
C11-156	725.00	775.00	153.50	62.80
C11-156	775.00	827.05	155.80	63.50

C11-157	3014310.00	443383.00	1629.88	842.60
C11-157.00		15.00	30.00	60.00
C11-157	15.00	40.00	30.60	61.00
C11-157	40.00	75.00	30.90	60.60
C11-157	75.00	125.00	31.60	60.70
C11-157	125.00	175.00	31.90	60.90
C11-157	175.00	225.00	34.20	60.50
C11-157	225.00	275.00	35.00	60.30
C11-157	275.00	325.00	36.80	60.20
C11-157	325.00	375.00	37.60	60.70
C11-157	375.00	425.00	33.30	58.10
C11-157	425.00	475.00	36.70	57.10
C11-157	475.00	525.00	35.00	54.90
C11-157	525.00	575.00	38.50	53.40
C11-157	575.00	625.00	39.10	52.60
C11-157	625.00	675.00	35.40	52.60
C11-157	675.00	725.00	34.20	51.80
C11-157	725.00	775.00	32.60	51.10
C11-157	775.00	842.60	29.00	48.90

C11-158	3014300.00	443600.00	1599.78	521.80
C11-158.00		15.00	.00	90.00
C11-158	15.00	40.00	18.10	88.40
C11-158	40.00	75.00	329.90	88.30
C11-158	75.00	125.00	311.00	88.40
C11-158	125.00	175.00	347.70	89.20
C11-158	175.00	225.00	344.30	88.30
C11-158	225.00	275.00	263.20	88.60
C11-158	275.00	325.00	24.50	88.80
C11-158	325.00	375.00	277.30	89.50
C11-158	375.00	425.00	339.40	88.10
C11-158	425.00	475.00	333.70	88.00

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-30

C11-158	475.00	521.80	315.30	87.90

C11-159	3015508.00	443505.00	1600.18	859.65
C11-159.00		15.00	.00	90.00
C11-159	15.00	40.00	126.90	88.10
C11-159	40.00	75.00	200.00	88.80
C11-159	75.00	125.00	231.90	89.40
C11-159	125.00	175.00	217.20	88.80
C11-159	175.00	225.00	176.90	88.70
C11-159	225.00	275.00	176.70	88.90
C11-159	275.00	325.00	200.60	88.50
C11-159	325.00	375.00	238.70	89.10
C11-159	375.00	425.00	244.60	89.30
C11-159	425.00	475.00	222.40	89.00
C11-159	475.00	525.00	209.70	89.20
C11-159	525.00	575.00	247.20	89.10
C11-159	575.00	625.00	183.50	88.60
C11-159	625.00	675.00	186.20	88.40
C11-159	675.00	725.00	190.20	89.10
C11-159	725.00	775.00	99.50	88.50
C11-159	775.00	859.65	201.40	88.60

C11-160	3014300.00	443597.00	1599.78	1227.20
C11-160.00		1227.20	.00	60.00

C11-98	3014110.00	443285.00	1599.82	526.80
C11-98.00		15.00	.00	90.00
C11-98	15.00	40.00	105.50	89.70
C11-98	40.00	75.00	291.20	89.70
C11-98	75.00	125.00	137.40	89.60
C11-98	125.00	175.00	62.70	89.30
C11-98	175.00	225.00	103.70	88.90
C11-98	225.00	275.00	101.50	89.60
C11-98	275.00	325.00	127.80	89.60
C11-98	325.00	375.00	63.30	89.60
C11-98	375.00	425.00	127.80	89.60
C11-98	425.00	475.00	318.30	89.70
C11-98	475.00	526.80	14.50	89.40

C11-99	3013932.00	441430.00	1561.90	287.20
C11-99.00		15.00	.00	60.00
C11-99	15.00	40.00	354.30	60.00
C11-99	40.00	75.00	354.90	59.90
C11-99	75.00	125.00	354.30	60.30
C11-99	125.00	175.00	354.40	61.50
C11-99	175.00	225.00	355.10	62.00
C11-99	225.00	268.50	355.80	62.40
C11-99	268.50	287.20	356.50	62.20

Cordero Project NI 43-101 Preliminary Economic Assessment

APPENDIX C:	BOREHOLE ASSAY INTERVALS ANNOUNCED BY LEVON

M3-PN100166 12 March 2012 Revision 0	198

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-1

Appendix B - Composite Assay File from all news releases

Silver equivalent grade, based on assumed recoveries, is calculated using the following metal prices: silver at $15 per ounce, gold at $1,000 per ounce, zinc at 90 cents per pound, lead at 90 cents per pound and assumed recoveries (metallurgical and smelter deductions) of 70% for silver and gold and 50% for zinc and lead. Actual metal recoveries have not been determined. Summary assay intervals as reported above were selected based on a 22.64 g/T Ag equivalent cut-off over significant widths that by inspection show geochemical consistency down the hole among the 2 m sample intervals

Cordero Project Chihuahua, Mexico
Cordero core hole composites*, C09-1 through C11-160 (First resource holes) 4Aug11
Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C09-1	0	70	70	29.1	0.080	0.3	0.2	45.3
C09-2	6	88	82	31.7	0.270	0.2	0.2	60.5
C09-3	72	92	20	88.3	0.140	1.9	1.7	202.2
C09-3	184	192	8	25.4	0.560	1.5	0.3	115.0
C09-4	122	130	8	32.5	0.210	0.6	0.3	74.9
C09-5	92	244	152	80.6	0.610	1.4	1.2	198.5
C09-5(incl.)	130	202	72	150.2	1.060	2.5	2.3	359.3
C09-6	No significant intervals
C09-7	120	126	6	50.5	0.160	2.0	1.1	152.3
C09-8	190	256	66	17.3	0.020	1.5	0.1	63.1
C09-8	272	278	6	15.8	0.020	1.7	0.3	95.0
C09-8	426	434	8	87.9	0.080	3.1	1.5	227.5
C10-9	22	224	202	24.3	0.310	0.3	0.4	64.0
C10-10	4	264	260	45.8	0.340	0.4	0.6	99.0
C10-11	52	146	94	49.2	0.310	0.9	0.8	117.0
C10-11	204	230	26	18.2	0.630	0.1	0.2	69.0
C10-12	12	48	36	103.2	0.110	0.5	1.2	159.0
C10-12	62	76	14	26.0	0.150	0.3	0.4	57.0
C10-12	104	118	14	114.8	0.740	1.7	1.6	262.0
C10-12	152	184	32	39.3	0.220	0.9	0.7	100.0
C10-13	No significant intervals
C10-14	38	140	102	49.3	0.250	0.8	0.8	113.0
C10-15	10	12	2	2.2	1.790	0.2	0.0	126.1
C10-16	No significant intervals
C10-17	No significant intervals
C10-18	8	250	242	47.0	0.260	0.7	0.7	106.0

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-2

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C10-19	0	2	2	7.3	0.770	0.1	0.1	21.5
C10-20	No significant intervals
C10-21	No significant intervals
C10-22	12	50	38	31.3	0.220	0.8	0.4	82.0
C10-22	104	138	34	28.4	0.140	0.5	0.5	65.0
C10-23	0	16	16	112.0	0.070	0.1	0.1	121.0
C10-23	118	128	10	416.5	0.130	4.8	1.8	617.0
C10-23	148	200	52	41.1	0.060	0.9	0.6	89.0
C10-23	214	260	46	16.1	0.020	0.9	0.4	57.0
C10-23	300	416	116	49.7	0.100	1.3	0.9	122.0
C10-24	No significant intervals
C10-25	8	16	8	68.3	0.020	0.3	0.1	81.0
C10-25	72	80	8	47.6	0.060	1.3	0.6	109.0
C10-26	0	18	18	16.3	0.250	0.1	0.5	49.0
C10-26	130	158	28	67.7	0.510	0.8	0.9	154.0
C10-26	224	270	46	148.9	0.450	2.0	2.0	297.0
C10-26	284	328	44	14.6	0.240	0.4	0.3	51.0
C10-27	88	96	8	21.3	0.042	0.5	0.2	46.0
C10-27	208	248	40	22.7	0.070	0.4	0.4	50.0
C10-27	276	292	16	20.5	0.005	2.8	0.4	113.0
C10-27	310	334	24	17.9	0.022	0.3	0.3	36.0
C10-28	28	46	18	37.8	0.110	0.7	0.6	81.0
C10-28	122	192	70	70.9	0.510	1.1	1.1	168.0
C10-28	278	300	22	14.0	0.200	0.3	0.3	44.0
C10-29	70	82	12	60.6	0.490	0.6	0.4	121.0
C10-29	116	148	32	149.7	0.030	1.5	1.7	245.0
C10-29	164	182	18	10.9	0.000	1.1	0.1	44.0
C10-29	214	272	58	16.3	0.027	0.8	0.2	47.0
C10-29	288	318	30	21.7	0.028	0.3	0.1	37.0
C10-29	384	406	22	22.0	0.062	0.9	0.1	54.0
C10-30	6	20	14	16.0	0.150	0.1	0.4	40.0
C10-30	136	322	186	28.1	0.220	0.5	0.4	70.0
C10-30	340	356	16	68.7	0.230	3.0	1.6	218.0
C10-31	14	32	18	29.4	0.180	0.2	0.4	58.0
C10-31	46	128	82	27.9	0.140	0.4	0.4	58.0
C10-31	158	272	114	126.0	0.490	0.9	2.2	249.0
10-31 Incl.	186	212	26	410.1	1.060	2.9	7.1	772.0
C10-32	230	288	58	91.8	0.100	2.0	1.1	188.0
C10-33	12	58	46	21.0	0.090	0.2	0.3	40.0
C10-33	94	110	16	28.2	0.110	0.3	0.4	56.0
C10-33	124	198	74	65.9	1.040	0.8	1.3	196.0
C10-33	224	246	22	47.8	1.080	0.2	0.9	151.0
C10-33	284	328	44	21.1	0.130	0.2	0.3	44.0

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-3

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C10-34	16	62	46	17.2	0.070	0.4	0.2	38.0
C10-35	48	148	100	72.8	0.425	1.0	1.1	162.0
C10-35	168	202	34	33.7	0.158	0.4	0.5	70.0
C10-35	232	244	12	14.5	0.082	0.6	0.3	46.0
C10-35	324	336	12	17.4	-0.001	1.6	0.3	73.0
C10-36	0	40	40	19.6	0.122	0.1	0.2	39.0
C10-36	88	106	18	26.4	0.146	0.4	0.3	57.0
C10-37	22	30	8	47.5	0.167	0.4	0.4	82.0
C10-37	52	68	16	50.1	0.175	0.5	0.3	84.0
C10-37	94	128	34	96.7	0.370	0.9	1.4	189.0
C10-38	No significant intervals
C10-39	32	168	136	69.6	0.520	0.9	1.0	159.0
C10-39	232	274	42	22.9	0.260	0.1	0.4	55.0
C10-40	30	68	38	31.4	0.160	0.3	0.3	61.0
C10-40	92	120	28	19.5	0.166	0.4	0.2	49.0
C10-40	144	162	18	40.6	0.139	0.1	0.6	71.0
C10-40	182	236	54	111.2	0.578	0.7	1.7	220.0
C10-41	32	96	64	9.6	0.108	1.0	0.1	55.9
C10-41	172	280	108	19.7	0.019	0.8	0.3	65.6
C10-41	296	362	64	28.4	0.033	1.0	0.8	105.3
C10-41	296	466	170	17.2	0.030	0.6	0.4	62.9
C10-41	494	503.45	19.45	9.4	0.030	0.1	0.6	18.8
C10-42	6	132	126	30.4	0.184	0.5	0.4	69.0
C10-43	312	348	36	25.8	0.022	1.2	0.4	73.0
C10-44	28	66	38	55.6	0.208	0.4	0.3	90.0
C10-44	96	110	14	15.0	0.078	0.2	0.1	30.0
C10-45	0	38	38	82.4	0.036	0.1	0.1	90.0
C10-45	108	118	10	148.2	0.042	2.4	0.8	243.0
C10-46	0	16	16	26.4	0.144	0.1	0.5	51.0
C10-46	96	140	44	18.9	0.055	0.2	0.3	36.0
C10-46	158	276	118	51.0	0.397	0.4	1.0	117.0
C10-47	30	68	38	31.0	0.053	0.5	0.4	60.0
C10-48	84	96	12	64.4	0.226	1.0	0.8	134.0
C10-48	110	122	12	58.4	0.268	0.4	0.9	114.0
C10-48	280	322	42	10.5	0.004	0.7	0.2	35.0
C10-48	334	358	24	7.6	0.004	0.8	0.2	37.0
C10-48	412	436	24	10.3	0.004	1.9	0.5	80.0
C10-49	290	314	24	12.5	0.183	0.5	0.4	48.0
C10-49	356	370	14	61.3	0.062	0.4	0.3	86.0
C10-50	148	208	60	14.9	0.108	0.2	0.2	35.0
C10-50	306	322	16	11.0	0.003	0.8	0.1	40.0
C10-51	66	182	116	31.2	0.191	0.5	0.4	70.0
C10-51	250	284	34	11.1	0.010	2.2	0.3	86.0
C10-52	0	10	10	36.5	0.039	0.2	0.3	53.0
C10-52	38	120	82	30.9	0.177	0.4	0.4	64.0
C10-52	166	218	52	18.0	0.028	1.3	0.4	69.0

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-4

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C10-53	38	64	26	107.3	0.467	1.5	1.3	218.0
C10-53	78	108	30	18.8	0.096	0.3	0.3	41.0
C10-53	292	302	10	22.6	0.001	2.8	1.1	136.0
C10-54	46	58	12	102.6	0.180	0.6	1.3	170.0
C10-54	82	96	14	14.2	0.147	0.3	0.2	38.0
C10-54	118	166	48	39.1	0.141	0.7	0.6	86.0
C10-54	182	222	40	21.8	0.596	0.5	0.4	86.0
C10-55	74	104	30	57.7	0.335	0.8	0.8	126.0
C10-55	142	202	60	49.3	0.497	0.5	0.8	121.0
C10-55	218	240	22	11.9	0.129	0.4	0.2	39.0
C10-55	254	266	12	31.8	0.080	0.7	0.6	74.0
C10-56	2	18	16	12.7	0.101	0.2	0.2	31.0
C10-56	142	160	18	21.9	0.136	0.6	0.2	52.0
C10-57	90	196	106	35.2	0.195	0.7	0.6	86.0
C10-57	242	276	34	18.0	0.125	0.7	0.3	56.0
C10-58	2	150	148	26.0	0.094	0.2	0.3	48.0
C10-58	240	250	10	16.2	0.084	0.6	0.4	49.0
C10-58	318	336	18	13.3	0.003	1.3	0.4	63.0
C10-58	350	364	14	59.5	0.011	5.4	0.8	240.0
C10-59	14	28	14	1.7	0.040	2.4	0.0	75.0
C10-59	324	342	18	60.7	0.105	3.7	1.4	217.0
C10-60	4	104	100	31.7	0.083	0.3	0.4	58.0
C10-60	228	290	62	22.3	0.012	2.1	0.4	96.0
C10-61	12	88	76	35.8	0.121	0.6	0.4	24.5
C10-61	112	124	12	21.1	0.038	0.2	0.2	33.9
C10-61	190	206	16	14.0	0.001	1.5	0.3	67.6
C10-62	228	254	26	130.7	0.026	0.4	0.2	149.9
C10-62	270	276	6	20.8	0.021	1.6	0.6	85.3
C10-62	286	310	24	23.0	0.025	0.8	0.7	68.9
C10-62	346	382	36	10.8	0.014	1.1	0.2	49.3
C10-63	No significant intervals
C10-64	226	272	47	21.8	0.018	1.7	0.5	86.6
C10-65	No significant intervals
C10-66	78	88	10	24.0	0.012	1.4	0.1	68.2
C10-66	254	260	6	732.9	0.042	6.4	1.1	955.3
C10-66	456	474	18	4.2	0.013	1.1	0.1	39.4
C10-67	4	12	8	42.6	0.040	0.1	0.3	57.9
C10-67	58	100	42	21.6	0.191	0.3	0.3	52.3
C10-67	138	150	12	26.4	0.081	1.0	0.4	73.1
C10-67	168	178	10	8.0	0.017	0.6	0.3	33.9
C10-68	218	232	14	9.6	0.011	1.1	0.3	52.6
C10-68	244	256	12	27.6	0.026	0.7	0.6	65.3
C10-68	314	332	18	39.9	0.026	2.4	0.4	123.9
C10-68	352	366	14	27.7	0.010	1.7	0.2	83.9

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-5

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C10-69	No significant intervals
C10-70	56	86	30	23.3	0.107	0.3	0.2	45.0
C10-70	168	174	6	7.1	0.005	0.8	0.2	34.5
C10-70	182	194	12	8.1	-0.005	2.1	0.4	80.5
C10-71	2	6	4	367.0	0.254	0.0	1.1	416.0
C10-71	40	74	34	19.1	0.259	0.3	0.2	49.4
C10-72	166	216	50	25.1	0.014	0.7	0.6	63.6
C10-72	252	286	34	26.8	0.026	0.8	0.8	74.0
C10-72	380	394	14	19.3	0.028	0.6	0.4	52.2
C10-73	No significant intervals
C10-74	314	320	6	11.4	0.013	1.0	0.2	48.9
C10-75	No significant intervals
C10-76	No significant intervals
C10-77	4	14	10	25.5	0.035	0.2	0.2	39.4
C10-77	116	126	10	8.7	0.341	0.2	0.1	40.6
C10-77	436	450	14	21.1	0.008	2.5	0.6	110.6
C10-78	14	22	8	14.4	0.099	0.3	0.2	35.9
C10-78	30	40	10	16.3	0.062	0.1	0.1	26.6
C10-78	120	140	20	13.3	0.039	0.4	0.2	31.6
C10-78	322	330	8	2.1	0.009	1.2	0.1	37.9
C10-79	140	156	16	62.3	0.216	0.2	0.4	92.2
C10-79	172	198	26	63.3	0.271	0.5	0.9	123.1
C10-79	208	288	80	41.4	0.499	0.3	0.6	101.2
C10-79	300	310	10	25.2	0.138	0.4	0.4	58.6
C10-79	346	366	20	13.7	0.010	1.1	0.2	53.4
C10-80	176	198	22	10.7	0.048	0.6	0.2	36.2
C10-80	224	238	14	21.4	0.044	0.8	0.4	57.2
C10-80	284	324	40	12.3	0.009	1.6	0.3	67.8
C10-81	No significant intervals
C10-82	278	328	50	43.1	0.052	1.7	1.3	133.4
C10-83	180	224	44	40.1	0.570	0.2	0.5	100.2
C10-83	250	270	20	9.1	0.031	0.5	0.2	30.8
C10-84	178	224	46	34.7	0.010	2.2	0.6	117.0
C10-85	252	290	38	23.5	0.018	1.5	0.5	84.2
C10-86	No significant intervals

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-6

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C10-87	12	18	6	20.2	0.025	0.2	0.3	42.8
C10-87	44	60	16	26.3	0.012	0.8	0.5	63.6
C10-87	66	114	48	27.1	0.019	0.8	0.5	66.8
C10-87	128	252	124	26.4	0.019	0.8	0.6	67.8
C10-87	306	364	58	23.1	0.029	0.5	0.3	47.7
C10-87	524	536	12	14.8	0.018	0.3	0.2	30.2
C10-88	190	204	14	6.6	0.055	0.5	0.1	28.9
C10-89	No significant intervals
C10-90	84	108	24	25.9	0.057	0.3	0.3	44.8
C10-90	124	136	12	21.2	0.390	0.2	0.1	32.8
C10-90	166	212	46	29.6	0.049	0.4	0.2	49.2
C10-90	240	284	44	19.6	0.060	0.3	0.2	37.7
C10-90	342	354	12	21.9	0.096	0.5	0.1	45.6
C10-90	630	652	22	17.3	0.024	0.8	0.2	47.8
C10-90	664	678	14	33.9	0.032	1.9	1.3	130.4
C10-90	720	730	10	31.3	0.116	0.8	0.3	72.6
C10-91	124	136	12	21.2	0.390	0.2	0.1	56.2
C10-91	No significant intervals
C10-92	0	52	52	26.0	0.031	0.4	0.4	50.9
C10-92	104	138	34	22.1	0.021	0.4	0.4	47.4
C10-92	602	620	18	18.8	0.022	1.1	0.1	55.6
C10-92	676	694	18	7.3	0.004	1.0	0.1	37.4
C10-92	732	744	12	21.9	0.015	1.8	0.1	77.8
C10-93	82	98	16	31.5	0.047	0.2	0.4	53.6
C10-94	No significant intervals
C10-95	No significant intervals
C10-96	No significant intervals
C10-97	56	114	58	26.3	0.023	0.5	0.5	57.5
C10-97	206	220	14	37.0	0.144	0.0	0.1	51.4
C10-97	370	408	38	19.9	0.022	1.1	0.5	67.3
C10-97	460	486	26	11.3	0.036	1.0	0.2	48.1
C10-97	558	642	84	29.1	0.050	1.4	0.4	83.1
C10-97	668	692	24	17.1	0.044	0.6	0.4	48.3
C11-98	120	130	10	11.4	0.310	0.5	0.2	33.0
C11-99	No significant intervals
C11-100	No significant intervals

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-7

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C11-101	No significant intervals
C11-102	18	24	6	16.2	0.164	0.7	0.0	49.6
C11-102	216	338	122	22.9		0.9	0.4	62.3
C11-102	216	272	56	39.7	0.040	1.3	0.7	102.6
C11-102	292	308	16	14.7	0.030	0.6	0.2	40.6
C11-102	320	338	18	9.1	0.013	0.8	0.2	39.1
C11-102	526	532	6	26.0	0.034	1.2	0.4	76.1
C11-103	198	212	14	41.6	0.037	1.3	1.0	112.4
C11-103	262	270	8	25.4	0.015	1.1	0.5	74.0
C11-103	344	350	6	244.4	0.470	4.7	2.9	470.1
C11-104	30	42	12	41.7	0.081	1.1	0.6	96.5
C11-104	174	216	42	41.9	0.163	0.6	0.6	89.6
C11-104	328	336	8	160.9	0.067	3.2	1.7	306.1
C11-105	8	28	20	26.1	0.160	0.1	0.1	33.0
C11-105	86	94	8	51.7	0.035	3.3	1.0	176.7
C11-105	118	126	8	29.7	0.033	0.6	0.5	62.4
C11-105	226	246	20	31.9	0.104	0.9	0.5	80.3
C11-105	270	278	8	17.4	0.050	1.3	0.2	63.9
C11-105	314	364	50	97.2	0.298	3.2	1.6	259.9
C11-106	176	188	12	25.8	0.001	1.6	0.3	80.8
C11-107	28	124	96	13.5	0.021	0.3	0.2	29.6
C11-107	242	378	136	14.6	0.031	0.5	0.2	37.4
C11-107	426	508	82	18.8	0.026	1.2	0.1	57.8
C11-108	304	310	6	46.6	0.480	1.0	0.4	88.1
C11-108	360	370	10	4.5	0.007	1.7	0.1	55.0
C11-109	16	46	30	7.5	0.014	0.9	0.0	34.8
C11-109	148	184	36	42.0	0.171	0.5	0.6	85.0
C11-109	196	206	10	18.7	0.089	0.4	0.2	39.0
C11-109	274	288	14	8.6	0.240	1.2	0.3	52.4
C11-110	66	192	126	30.7	0.103	0.3	0.2	53.5
C11-110	268	292	24	11.5	0.013	0.9	0.3	47.3
C11-110	332	370	38	72.1	0.072	2.2	1.4	181.8
C11-110	464	508	44	25.2	0.036	0.6	0.5	59.9
C11-111	No significant intervals
C11-112	54	84	30	160.1	0.023	1.0	0.7	208.4
C11-113	98	118	20	15.0	0.013	0.5	0.2	36.7
C11-113	280	388	108	44.9	0.040	1.9	0.7	120.9
C11-113	416	434	18	47.2	0.048	0.5	0.4	74.0
C11-113	524	538	14	27.7	0.036	1.3	0.2	73.0
C11-113	668	696	28	13.4	0.011	0.4	0.2	31.7
C11-114	66	96	30	14.8	0.110	0.4	0.1	38.1
C11-114	202	214	12	36.7	0.057	0.6	0.4	67.1
C11-115	210	246	36	17.3	0.099	0.1	0.1	30.0
C11-115	520	574	54	17.7	0.011	0.6	0.2	42.2

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-8

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C11-116	No significant intervals
C11-117	No significant intervals
C11-118	72	118	46	11.9	0.043	0.3	0.1	26.4
C11-118	176	324	148	34.8	0.090	1.3	0.6	97.1
C11-118	344	456	112	49.4	0.071	1.9	1.1	142.2
C11-119	No significant intervals
C11-120	No significant intervals
C11-121	220	240	20	5.9	0.022	0.6	0.2	30.3
C11-122	No significant intervals
C11-123	20	74	54	36.1	0.109	0.9	0.2	74.5
C11-123	510	568	58	19.3	0.024	0.2	0.1	28.9
C11-124	0	132	132	38.7	0.166	0.3	0.4	68.8
C11-125	0	34	34	31.2	0.236	0.2	0.2	57.4
C11-126	0	42	42	49.9	0.274	0.5	0.4	95.6
C11-126	66	98	32	53.9	0.063	0.3	0.7	86.2
C11-127	82	120	38	23.5	0.130	0.7	0.1	55.4
C11-127	150	198	48	36.3	0.079	1.1	0.6	89.6
C11-127	220	254	34	39.4	0.038	0.4	0.4	67.7
C11-127	302	320	18	21.8	0.049	0.7	0.4	58.0
C11-127	334	342	8	48.7	0.066	1.1	0.9	112.6
C11-128	0	62	62	23.6	0.355	0.2	0.2	57.9
C11-128	0	32	32	34.5	0.607	0.2	0.3	89.6
C11-128	56	62	6	21.8	0.173	0.2	0.2	45.3
C11-129	2	32	30	102.5	0.155	0.5	0.4	138.0
C11-129	52	86	34	22.1	0.058	0.2	0.1	37.0
C11-129	188	202	14	5.3	0.023	0.8	0.1	35.3
C11-130	No significant intervals
C11-131	8	30	22	2.1	0.060	1.0	0.0	34.9
C11-131	296	326	30	23.8	0.062	0.4	0.2	46.6
C11-132	182	188	6	13.3	-0.005	2.1	0.3	82.2
C11-133	No significant intervals
C11-134	No significant intervals
C11-135	14	38	24	32.3	0.058	0.5	0.4	60.5

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-9

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb % Ag Eq (g/T)
C11-136	28	32	4	7.8	0.377	0.0	0.1	35.7
C11-136	44	62	18	26.7	0.050	0.4	0.1	45.5
C11-136	110	120	10	24.0	0.093	0.5	0.2	50.7
C11-136	160	174	14	17.3	0.038	0.7	0.2	45.3
C11-136	294	336	42	52.9	0.065	3.3	0.6	171.3
C11-136	376	400	24	61.2	0.109	2.4	1.2	174.3
C11-137	6	32	26	35.3	0.084	0.5	0.2	60.0
C11-137	120	140	20	10.7	0.012	0.9	0.2	43.9
C11-138	No significant intervals
C11-139	4	76	72	53.1	0.053	1.8	1.1	141.0
C11-139	104	110	6	189.1	0.197	6.5	2.4	461.4
C11-139	134	142	8	44.7	0.116	0.2	0.3	66.4
C11-139	238	278	40	15.2	0.024	0.5	0.2	37.4
C11-139	396	408	12	17.9	0.017	0.4	0.3	37.2
C11-140	No significant intervals
C11-141	8	74	66	21.9	0.020	0.5	0.3	48.1
C11-141	102	146	44	32.7	0.023	1.2	0.7	87.1
C11-141	154	174	20	15.8	0.025	0.7	0.3	46.5
C11-141	218	250	32	74.5	0.083	1.1	1.5	154.0
C11-141	306	336	30	17.1	0.020	0.9	0.4	56.7
C11-141	400	448	48	39.1	0.039	1.6	0.8	114.0
C11-141	462	482	20	326.7	0.109	9.3	4.9	749.5
C11-142	280	288	8	18.4	0.013	1.8	0.4	84.0
C11-143	No significant intervals
C11-144	No significant intervals
C11-145	No significant intervals
C11-146	194	218	24	38.9	0.074	1.6	0.4	103.7
C11-146	228	254	26	37.7	0.043	1.4	0.3	90.5
C11-146	458	464	6	14.8	0.020	5.5	0.0	177.5
C11-147	44	84	40	18.4	0.083	0.5	0.1	41.5
C11-147	276	290	14	55.0	0.077	1.5	0.8	128.0
C11-148	14	44	30	29.6	0.045	0.1	0.4	48.6
C11-148	92	108	16	268.0	0.258	2.3	2.3	418.1
C11-148	172	188	16	39.9	0.061	1.3	0.7	103.7
C11-148	326	336	10	34.0	0.050	0.8	0.7	79.2
C11-148	392	416	24	22.9	0.051	0.7	0.3	54.8
C11-149	No significant intervals

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-10

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C11-150	74	80	6	72.1	0.201	2.4	1.5	200.2
C11-151	No significant intervals
C11-152	No significant intervals
C11-153	No significant intervals
C11-154	54	116	62	18	0.105	0.7	0.1	47.6
C11-154	152	168	16	30.1	0.090	0.4	0.5	60.4
C11-154	268	288	20	96.6	0.155	0.3	0.7	137.5
C11-154	390	450.4	60.4	20.2	0.056	0.9	0.3	59.6
C11-155	78	86	8	49.5	0.090	1.0	0.9	110.7
C11-155	134	142	8	22.5	0.034	0.8	0.5	64.4
C11-155	160	172	12	74.6	0.119	2.3	0.9	186.5
C11-155	252	272	20	13.8	0.024	2.2	0.6	98.2
C11-156	98	110	12	33.1	0.047	0.9	0.7	83.2
C11-156	150	174	24	44.3	0.048	1.2	0.9	107.4
C11-156	366	274	8	10.6	0.006	0.7	0.2	38.6
C11-157	66	112	46	12.6	0.098	0.5	0.1	34.4
C11-157	208	236	28	24.3	0.108	0.2	0.1	39.7
C11-157	344	356	12	47.3	0.203	0.2	0.2	72.1
C11-157	528	558	30	9.8	0.042	0.5	0.1	31.2
C11-157	616	648	32	18.1	0.022	1.3	0.4	68.1
C11-157	682	724	42	27.7	0.053	1.4	0.6	88.8
C11-157	744	752	8	40.3	0.345	0.5	0.2	84.0
C11-158	90	154	64	25.3	0.063	1.1	0.5	76.1
C11-158	166	176	10	35.8	0.052	2.3	0.6	122.0
C11-158	202	256	54	39.7	0.095	1.9	0.5	118.5
C11-158	272	294	22	108.2	0.145	4.2	2.4	310.4
C11-158	320	330	10	51.8	0.029	0.1	0.3	66.5
C11-159	104	114	10	44.3	0.078	1.8	0.9	129.1
C11-160	116	194	78	19.1	0.040	0.6	0.2	46.8
C11-160	208	216	8	35.6	0.043	0.4	0.2	55.4
C11-160	314	322	8	22.3	0.010	1.7	0.4	84.7
C11-160	612	636	24	9.7	0.044	0.6	0.2	35.4
C11-160	666	718	52	28.9	0.021	1.1	0.6	79.3
C11-160	792	802	10	31.0	0.026	1.7	0.5	95.1
C11-160	814	824	10	109.8	0.076	1.6	0.4	173.3
C11-160	1066	1080	14	3.0	0.008	2.3	0.0	72.1

Cordero Project NI 43-101 Preliminary Economic Assessment

APPENDIX D:	REVIEW OF CORDERO BLANK, STANDARD, AND TWIN ASSAYS, MARCH 2011

M3-PN100166 12 March 2012 Revision 0	199

REVIEW OF CORDERO BLANK, STANDARD AND "TWIN" ASSAYS
MARCH 2011

DATA SUPPLIED

The assay data were supplied as an Excel spreadsheet listing 5,972 samples, of which 1,792 were blanks, 1,976 standards , 2,140 "twins" (1,070 pairs) and the remainder miscellaneous or undefined. Each sample was listed on a single line, with blank, standard, twin and other assays intermingled. Entries were sequential by drillhole and depth. Assays were run for a large number of elements, but only gold, silver, copper, lead and zinc are considered here.

In the absence of date information the assays were plotted relative to the drillhole sequence, so that all blank and standard assay plots will begin on the X-axis at C09-1 and end at C10-97.

RESULTS

Blanks

The results of gold, silver, copper, lead and zinc assays on 1,792 blank samples are plotted in Figure 1. The assays are dominantly low-grade, but there are a substantial number of higher-grade spikes, particularly in zinc. The larger spikes are probably be caused by mislabeled samples or keypunch errors and the smaller ones by assay departures.

FIGURE 1 - BLANK ASSAYS

1A: GOLD BLANKS (ppm)

1B: SILVER BLANKS (ppm)

20
18
16
14
12
10
8
6
4
2
0
-2
0
250
500
750
1000
1250
1500
1750
2000

1C: LEAD BLANKS (ppm)

0
250
500
750
1000
1250
1500
1750
2000

1D: ZINC (ICP41) BLANKS (ppm)

0
250
500
750
1000
1250
1500
1750
2000

1E: COPPER BLANKS

Standard 1 (PB130)

Figure 2 shows the results of assays run on Standard 1. The recommended values of 82 ppm silver, 0.25% copper, 0.73% lead and 1.44% zinc are plotted as black lines. The X-axis analogs time, with drillhole C09-1 at the left end of the X-scale and C10-97 at the right. Fifteen of the 401 assays reported as having been run on Standard 1 were identified as mislabeled and not plotted.

FIGURE 2 - STANDARD 1 ASSAYS

2A: STANDARD 1 GOLD (ppm)

2B: STANDARD 1 SILVER (ppm)

110
100
90
80
70
60
50
40
30
20
10
0
0
50
100
150
200
250
300
350
400

2C: STANDARD 1 LEAD (ppm)

0
50
100
150
200
250
300
350
400

2D: STANDARD 1 ZINC (ICP61, percent)

1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
0
50
100
150
200
250
300
350
400

2E: STANDARD 1 COPPER (ppm)

The mean of the silver assays run on Standard 1 is 6% higher than the recommended grade (87 vs. 82 ppm), the lead mean is 6% lower (0.684% vs. 0.73%), the zinc mean is the same (1.44% vs. 1.44%) and the copper mean is 5% higher (0.263% vs. 0.25%). The silver, lead and copper differences are not necessarily indicative of assaying problems because it is generally not possible to establish the true grade of a standard to better than +/-5%.

Standard 2 (PB141)

Figure 3 shows the results of assays run on Standard 2. The recommended values are 173 ppm silver, 1.02% copper, 6.68% lead and 3.78% zinc. Twelve of the 355 assays reported as having been run on Standard 2 were identified as mislabeled and are not plotted.

FIGURE 3 - STANDARD 2 ASSAYS

3A: STANDARD 2 GOLD (ppm)

3B: STANDARD 2 SILVER (ppm)

220
200
180
160
140
120
100
80
60
40
20
0
0
50
100
150
200
250
300
350

3C: STANDARD 2 LEAD (percent)

9
8
7
6
5
4
3
2
1
0
0
50
100
150
200
250
300
350

3D: STANDARD 2 ZINC (OG62 percent)

4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
0
50
100
150
200
250
300
350

3E: STANDARD 2 COPPER (percent)

The mean of the silver assays run on Standard 2 is 1% lower than the recommended grade (171 vs.173 ppm), the lead mean is 4% lower (6.42% vs. 6.68%), the zinc mean is 1% lower (3.73% vs. 3.78%) and the copper mean is the same (1.02% vs. 1.02%).

Standards 3 and 4

These are low-grade gold standards with recommended values of 0.121 and 0.20 ppm. As shown in Figure 4, assays on Standard 3 are reasonably consistent considering the low grade, but they average 12% higher than the recommended grade (0.135 vs. 0.121 ppm). Eleven of the 437 assays reported as having been run on Standard 3 were identified as mislabeled and are not plotted. Silver, lead, zinc and copper assays on Standards 3 and 4 show mostly background values and are also not plotted.

FIGURE 4 - STANDARD 3 GOLD ASSAYS (ppm)

As shown in Figure 5, assays on Standard 4 are very consistent considering the grade, and in this case they average only 4% higher than the recommended grade (0.207 vs. 0.200 ppm). In this case 24 of the 342 assays reported as having been run on Standard 4 were identified as mislabeled and not plotted, with most of these assays apparently having been run on Standard 3.

FIGURE 5 - STANDARD 4 GOLD ASSAYS (ppm)

Standard 5

Figure 6 shows the results of assays run on Standard 5. The recommended values are 25 ppm silver, 0.53% copper, 0.20% lead and 1.92% zinc. Seven of the 350 assays reported as having been run on Standard 5 were identified as mislabeled and are not plotted. Standard 5 gold assays are low and erratic and are also not plotted.

FIGURE 6 - STANDARD 5 ASSAYS

6A: STANDARD 5 SILVER (ppm)

6B: STANDARD 5 LEAD (ppm)

2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
0
50
100
150
200
250
300
350

6C: STANDARD 5 ZINC (OG62, percent)

2.25
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
0
50
100
150
200
250
300
350

6D: STANDARD 5 COPPER (ppm)

7000
6000
5000
4000
3000
2000
1000
0
0
50
100
150
200
250
300
350

The mean of the silver assays run on Standard 5 is  2% higher than the recommended grade (25.6 vs. 25 ppm), the lead mean is the same (0.20% vs. 0.20%), the zinc mean is 1% lower (1.90% vs. 1.92%) and the copper mean is 3% higher (0.544% vs. 0.53%).

The results of the assays run on Standards 1 through 5 aree summarized in Table 1

TABLE 1 RECOMMENDED STANDARD VALUES VERSUS ASSAY MEANS
Standard	Copper %	Lead %	Zinc %	Silver ppm	Gold ppm
1 (PB130)	0.25	0.73	1.44	82
Assay mean	0.263	0.683	1.44	87.0
% Difference	+5	-6	0	+6
2 (PB141)	1.02	6.68	3.78	173
Assay mean	1.024	6.42	3.73	171.0
% Difference	0	-4	-1	-1
3					0.121
Assay mean					0.135
% Difference					+12
4					0.20
Assay mean					0.207
% Difference					+4
5	0.53	0.20	1.92	25
Assay mean	0.544	0.200	1.90	25.6
% Difference	+3	0	-1	+2

Twins

XY scatterplots for 1,070 twinned gold, silver, copper lead and zinc assays are shown in Figure 7 (five outlier pairs are deleted). “Twin 1” is plotted on the X-axis and “Twin 2 on the Y-axis. Mean grades compare within three percent for all elements (Table 2), but according to best-fit regression lines Twin 2 is biased 5-10% high relative to Twin 1 for all elements except gold. The large amount of scatter indicates that sample preparation procedures may not be adequately homogenizing the samples.

FIGURE 7, "TWIN"ASSAYS

GOLD
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
0
0.25
0.5
0.75
1
1.25
1.5
1.75
2
SILVER
700
600
500
400
300
200
100
0
0
100
200
300
400
500
600
700
LEAD
70000
60000
50000
40000
30000
20000
10000
0
0
10000
20000
30000
40000
50000
60000
70000
ZINC
100000
80000
60000
40000
20000
0
0
20000
40000
60000
80000
100000
COPPER
6000
5000
4000
3000
2000
1000
0
0
1000
2000
3000
4000
5000
6000

TABLE 2 "TWIN" ASSAY COMPARISONS (ppm), 1,065 PAIRS
	Twin 1 Mean	Twin 2 Mean	% Difference
Gold	0.043	0.044	+1.6
Silver	9.36	9.14	-2.4
Copper	50.7	49.1	+3.3
Lead	1,367	1,368	+0.0
Zinc	2,464	2,469	+0.0

Cordero Project NI 43-101 Preliminary Economic Assessment

APPENDIX E:	GENERAL ARRANGEMENT DRAWINGS, CORDERO PROJECT

M3-PN100166 12 March 2012 Revision 0	200

PROJECT LOCATION
SONORA
CHIHUAHUA
COAHUILA
SINALOA
DURANGO
MEXICO CITY

MEXICO
SCALE N.T.S.

EL PASO, TEXAS
CIUDAD JUAREZ
CHIHUAHUA
DELICIAS
CIUDAD CAMARGO
PROJECT LOCATION
JIMENEZ
HIDALGO DEL PARRAL

CHIHUAHUA
SCALE N.T.S.

REFERENCES		REFERENCES		REVISIONS						REVISIONS					
DWG. NO.	TITLE	DWG. NO.	TITLE	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT

SCALE: N.T.S.	DATE
DESIGNED BY BCJ	JUL 11
DRAWN BY BCJ	JUL 11
CHECKED BY	
PROJECT MGR.	
CLIENT APPR.	

m3 ARCHITECTURE ENGINEERING CONSTRUCTION MANAGEMENT

LEVON RESOURCES LTD.

CORDERO PROJECT

OVERALL SITE
GENERAL ARRANGEMENT
PROJECT LOCATION

PROJECT NO. M3-PN100053
DWG NO. 000-GA-001
REV NO. P1
DATE

PROPERTY BOUNDARY
PORPHYRY NORTE BELT
3,025,000 N
3,020,000 N
3,015,000 N
3,010,000 N
TAILINGS
PLANT
CORDERO PORPHYRY BELT
PRIMARY CRUSHER
MINE PIT
ACCESS ROAD
435,000 N
440,000 N
445,000 N
1000 500 0 1000 2000
SCALE IN METERS

REFERENCES		REFERENCES		REVISIONS						REVISIONS					
DWG. NO.	TITLE	DWG. NO.	TITLE	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT

SCALE: AS INDICATED	DATE
DESIGNED BY BCJ	JUL 11
DRAWN BY BCJ	JUL 11
CHECKED BY	
PROJECT MGR. RZ	
CLIENT APPR.	

m3 ARCHITECTURE ENGINEERING CONSTRUCTION MANAGEMENT

LEVON RESOURCES LTD.

CORDERO PROJECT

OVERALL SITE GENERAL ARRANGEMENT

DWG NO. 000-GA-002

REV NO. P1

DATE

TAILINGS DAM
CONCENTRATOR / LOAD OUT
FLOTATION
ADMIN / LAB
WAREHOUSE / MAINTENANCE
PLANT
ELECTRICAL SUB-STATION
STOCKPILE
TRUCK MAINTENANCE
PRIMARY CRUSHER
PROPERTY BOUNDARY
MINING CLAIM LIMITS, TYPICAL
ELECTRICAL SUB-STATION
PROPOSED WATER SUPPLY WELL FIELD
ALTERNATE WATER SUPPLY WELL FIELD
DO NOT SCALE 11x17 DRAWINGS
SCALE IN METERS
LEVON RESOURCES LTD.

SCALE	AS INDICATED

m3 ARCHITECTURE ENGINEERING CONSTRUCTION MANAGEMENT

CORDERO PROJECT

OVERALL SITE GENERAL ARRANGEMENT PROJECT SITE

000-GA-003

ELECTRICAL BUILDING
TRANSPORTATION
FINAL TAILINGS SAMPLER
ELECTRICAL BUILDING
ELECTRICAL BUILDING
LABORATORY
MAINTENANCE
ADMINISTRATION
WAREHOUSE
ELECTRICAL SUB-STATION
SCALE IN METERS

MILL SITE PLAN

REFERENCES		REFERENCES		REVISIONS						REVISIONS					
DWG. NO.	TITLE	DWG. NO.	TITLE	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT

SCALE: AS INDICATED	DATE
DESIGNED BY: BCJ	JUL 11
DRAWN BY: BCJ	JUL 11
CHECKED BY	
PROJECT MGR: RZ	
CLIENT APPR.	

m3 — ARCHITECTURE, ENGINEERING, CONSTRUCTION MANAGEMENT

LEVON RESOURCES LTD.

CORDERO PROJECT

OVERALL SITE GENERAL ARRANGEMENT MILL SITE PLAN

DWG. NO.: 000-GA-004

REV. NO.: P1

EL. 0080
EL. 0070
EL. 0060
EL. 0050
EL. 0040
EL. 0030
EL. 0020
EL. 0010
EL. 0000
REFERENCE ELEVATION
SEE 2/000-GA-006
SEE 2/000-GA-005
SEE 1/000-GA-006

SITE ELEVATION 1 / 000-GA-004

SCALE N.T.S.

TOWER CRANE
252,000 TO STOCKPILE CENTER, ESTIMATED
FLOTATION TOWER CRANE
PIPE RACK SUPPORTS
SAG MILL TROMMEL
CYCLONE
SAMPLER
RECLAIM SAG FEED CONVEYOR
SAG MILL
BALL MILL
RAMP
RETAINING WALL
ELECTRICAL ROOM
ELECTRICAL TUNNEL
SAG MILL LUBRICATION ROOM
PUMP BOX
CYCLONE FEED PUMP
DISCHARGE CONVEYOR
BALL MILL LUBRICATION ROOM

SECTION 2 / 000-GA-005

REFERENCES		REFERENCES		REVISIONS						REVISIONS					
DWG. NO.	TITLE	DWG. NO.	TITLE	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT	NO.	DESCRIPTION	BY	APP'D	DATE	CLIENT

SCALE:	NO SCALE	DATE
DESIGNED BY	BCJ	JUL 11
DRAWN BY	BCJ	JUL 11
CHECKED BY		
PROJECT MGR	RZ	
CLIENT APPR.		

m3 ARCHITECTURE ENGINEERING CONSTRUCTION MANAGEMENT

LEVON RESOURCES LTD.

CORDERO PROJECT

OVERALL SITE
GENERAL ARRANGEMENT
OVERALL MILL ELEVATIONS

DWG NO. 000-GA-005

REV NO. P1

DATE

TOWER CRANE (70.0m)
PIPING SUPPORTS
FLOTATION CELLS
ACCESS ROAD
ELECTRICAL BUILDING
ELEVATION
CONVEYOR SUPPORT TOWER
STOCKPILE
STOCKPILE FEED CONVEYOR
COARSE ORE STOCKPILE (NO COVER)
EMERGENCY EGRESS TUNNEL
RECLAIM TUNNEL
SAG FEED CONVEYOR
FUTURE HAUL TIRE BARRIER
BALL FEED HOPPER ACCESS ROAD
ELEVATION

LEVON RESOURCES LTD.

REFERENCES | REVISIONS

SCALE: AS INDICATED
DESIGNED BY: PEJ — JUL 11
DRAWN BY: GCJ — JUL 11
CHECKED BY
PROJECT MGR: PJ
CLIENT APPR.

m3 ARCHITECTURE ENGINEERING CONSTRUCTION MANAGEMENT

CORDERO PROJECT

OVERALL SITE GENERALL ARRANGEMENT FLOTATION/ STOCKPILE

DWG NO. 000-GA-006

TRUCK WASH
HAUL TRUCK TIRE REPAIR AND LIGHT VEHICLE MAINTENANCE
HAUL TRUCK TIRE REPLACEMENT
TRUCK SHOP
ELECTRICAL BUILDING
MINE SERVICES

TRUCK MAINTENANCE BUILDINGS

CRUSHER ELECTRICAL BUILDING
HAUL TRUCK TIRE CARRIER
TRANSFORMER
CRUSHER LUBE PACKAGE
SAFETY BERM
PRIMARY CRUSHER
ROCK BREAKER
DUMP POCKET MAINTENANCE RAMP
CONVEYOR TUNNEL
CONTROL ROOM
MAINTENANCE CRANE
MAINTENANCE STORAGE PAD
CRANE LIMITS

CRUSHER PLAN

PEDESTAL ROCK CRUSHER
SAFETY BERM
UNLOADING PIT
MAINTENANCE ACCESS
PRIMARY CRUSHER
CRUSHER MOTOR
EXISTING GRADE
MONORAIL
CONVEYOR TUNNEL
CRUSHER AREA SUMP PUMP

SECTION

LEVON RESOURCES LTD.

SCALE	AS INDICATED	DATE
DESIGNED BY	RCJ	JUL 11
DRAWN BY	RCJ	OCT 11
CHECKED BY		
PROJECT MGR	RZ	
CLIENT APPR		

m3 ARCHITECTURE ENGINEERING CONSTRUCTION MANAGEMENT

CORDERO PROJECT

OVERALL SITE GENERAL ARRANGEMENT TRUCK MAINT/ CRUSHING

DWG NO. 000-GA-007

PEBBLE DISCHARGE CONVEYOR
CRUSHER & CONVEYOR
SURGE BIN
PEBBLE CONVEYOR TAKEUP
SAG OVERSIZE SURGE BIN BYPASS CHUTE
BYPASS CHUTE
PEBBLE CRUSHER
CRUSHER
TAIL PULLEY
PEBBLE CRUSHER FEEDER HYDRAULIC DRIVE PACKAGE
SAG OVERSIZE SURGE BIN
PEBBLE CRUSHER CONVEYOR DRIVE

OVERALL PLAN

PEBBLE CONVEYOR NO. 3
SAG OVERSIZE SURGE BIN 330 TON TOTAL CAPACITY 230 TON LIVE CAPACITY
PEBBLE CRUSHER FEEDER
PEBBLE CRUSHER
PEBBLE CRUSHER DRIVE MOTOR
PEBBLE CRUSHER LUBE PACKAGE
PEBBLE DISCHARGE CONVEYOR

ELEVATION A

PEBBLE CONVEYOR NO. 3
SURGE BIN CRUSHER FEED CONVEYOR
SAG OVERSIZE SURGE BIN
TAKE UP TRAVEL
PEBBLE CRUSHER FEEDER
SAFETY CAGE (TYP.)
PEBBLE CRUSHER LUBE PACKAGE

ELEVATION B

PEBBLE CONVEYOR FEED CONVEYOR
SAG OVERSIZE SURGE BIN BYPASS CHUTE
SAG OVERSIZE SURGE BIN
PEBBLE CRUSHER FEEDER
PEBBLE CRUSHER FEEDER HYDRAULIC DRIVE PACKAGE
PEBBLE CRUSHER
DUST COLLECTION
PEBBLE CONVEYOR

ELEVATION C

LEVON RESOURCES LTD.

SCALE	AS INDICATED	DATE
DESIGNED BY	RCJ	JUL 11
DRAWN BY	RCJ	JUL 11
CHECKED BY		
PROJECT MGR	RZ	
CLIENT APPR		

m3 ARCHITECTURE ENGINEERING CONSTRUCTION MANAGEMENT

CORDERO PROJECT

OVERALL SITE GENERAL ARRANGEMENT PEBBLE CRUSHER PLAN/ELEV

DWG NO. 000-GA-008